IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.5 TO PRE-EFFECTIVE AMENDMENT NO. 1 TO THE FORM SB-2 REGISTRATION STATEMENT OF EQUITABLE FINANCIAL CORP. IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.


05065418

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1 to the
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Equitable Financial Corp.	0001329998
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Exhibit 99.5 to the Form SB-2	333-126617
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
SEP 01 2005
199
SECTION

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Island, State of Nebraska, on August 31, , 2005.

EQUITABLE FINANCIAL CORP.

By: 
Richard L. Harbaugh
President and Chief Executive Officer

00261341.WPD

AMENDMENT NO. 1

TO THE

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Equitable Financial Corp.

Grand Island, Nebraska

As Of:
August 23, 2005

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

KELLER & COMPANY, INC.
Financial Institution Consultants
Investment and Financial Advisors

555 Metro Place North
Suite 524
Dublin, Ohio 43017

614-766-1426
614-766-1459 (fax)

August 31, 2005

Board of Directors
Equitable Federal Savings Bank
113 North Locust Street
Grand Island, NE 68801

To the Board:

In recognition of recent developments, we hereby submit Amendment No. 1 ("Amendment") to our original Conversion Valuation Appraisal Report as of June 22, 2005 ("Original Appraisal"), updating the value of the to-be-issued common stock of Equitable Financial Corp., a Delaware corporation (the "Corporation"), formed as a mid-tier holding company to own all of the common stock of Equitable Federal Savings Bank ("Equitable Federal" or the "Bank"), Grand Island, Nebraska. The Corporation will be majority owned by Equitable Financial, MHC, a federally-chartered mutual holding company. The Corporation will sell 43.1 percent of the appraised value of the Corporation as determined in this Report in a minority stock offering and 1.9 percent of the appraised value will be held by Equitable Bank Charitable Foundation. This Amendment as of August 23, 2005, was prepared after a review of the Original Appraisal and is being submitted to the Office of Thrift Supervision as an amendment to the Original Appraisal. For reference, the Original Appraisal is attached hereto as Addendum A.

This Amendment is based on conversations with the management of Equitable Federal and the law firm of Muldoon Murphy & Aguggia LLP, Washington, D.C. As in the preparation of the Original Appraisal, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Amendment, we have given consideration to current market conditions, the recent performance of publicly-traded thrift institutions, including those institutions in Equitable Federal's comparable group and recently converted thrift institutions, current thrift conversion activity and the elimination of the foundation. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly-traded thrift institutions in Equitable Federal's city, county and market area revealed no institutions involved in such activity, as indicated in Exhibit 1.

We have recognized a reinvestment rate of 3.89 percent before taxes in this Amendment, increased from 3.25 percent in the Original Appraisal, based on current short term interest rates.

We have updated the three valuation methods used in the Original Appraisal based on Equitable Federal's June 30, 2005, audited financial statements and using the stock prices of publicly-traded thrift institutions, including the Bank's comparable group, as of August 23, 2005. Exhibits 2 and 3 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured thrift institutions excluding mutual holding companies. Exhibits 4 and 5 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured mutual holding companies. Exhibit 6 identifies the Bank's comparable group and provides comparative operating and financial data on Equitable Federal and the comparable group institutions.

Exhibit 7 provides a summary of publicly-traded thrift conversions since June 30, 2004, and the relative movement of their share prices. For the 33 conversions completed from July 1, 2004, to August 23, 2005, including 23 mutual holding companies, the average percentage price change one day after IPO was a positive 8.45 percent with a median of 7.50 percent, from a low of a negative (6.60) percent to a high of 36.00 percent. For the 21 transactions closing to date in 2005, the average percentage price change one day after IPO has been a lower 6.72 percent with a median of 6.00 percent, from a low of (6.60) percent to a high of 36.00 percent. The average percentage price change one week after IPO for those 21 2005 transactions was 6.17 percent, much lower than the 11.68 percent for the 12 transactions closing during the second half of 2004. It should be noted that of the 21 transactions completed since January 1, 2005, 5 were trading at prices lower than their IPO prices as of August 23, 2005, and 7 of the 21 issues were trading below their first day prices.

As presented in Exhibit 8, since June 22, 2005, there have been varying movements in the price to earnings multiple, the price to core earnings multiple, the price to book value ratio and the price to assets ratio of Equitable Federal's comparable group, all publicly-traded, FDIC-insured thrifts in the United States ("all thrifts") and all FDIC-insured thrifts traded on NASDAQ. The average price to net earnings multiple for the comparable group decreased by 18.34 percent, while the average price to core earnings multiple for the comparable group decreased by 9.21 percent from 22.59 times earnings to 20.51 times earnings during that period. The average market price to book value ratio for all thrifts decreased by 1.83 percent from 142.82 percent at June 22, 2005, to 140.21 percent at August 23, 2005, and increased by a nominal 1.20 percent from 108.60 percent to 109.90 percent for the comparable group. The average price to assets ratio decreased from 13.96 percent to 13.82 percent for all thrifts and increased from 11.56 percent to 11.82 percent for the comparable group for the same time period. Exhibit 8 also presents the values, numerical changes and percentage changes of the SNL Thrift Index, the Dow Jones Industrial Average (DJIA) and NASDAQ as of June 22, 2005, and August 23, 2005. As indicated, from June 22, 2005, to August 23, 2005, the SNL Thrift Index increased 1.64 percent, while the DJIA decreased 0.65 percent and NASDAQ increased 2.16 percent. The trend in the market price of thrift stocks since the Original Appraisal indicates a 0.19 percent increase in the average price per share for all publicly-traded thrifts and a larger increase of 3.26 percent for the comparable group.

Exhibit 9 presents detailed market, pricing and financial ratios for Equitable Federal, all thrifts, the 2 publicly-traded Nebraska thrifts and the comparable group as of August 23, 2005.

Exhibit 10 provides Equitable Federal's audited June 30, 2005, assets and equity, which are different from those used in the Original Appraisal. The Bank had assets of $145,372,000 and equity of $14,363,000 at June 30, 2005, and net and core income after taxes of $283,000 and $18,000, respectively, for the twelve months ended June 30, 2005. The Bank's core earnings for the twelve months ended June 30, 2005, were derived by deducting from the Bank's $351,000 net income before taxes its nonrecurring gain of $329,000 on the sale of Intrieve stock and applying its effective tax rate of 19.37 percent to the resulting $22,000 net income before taxes.

The trend in the market price of thrift stocks since the Original Appraisal indicates a 3.26 percent increase in the average price per share of the ten comparable group institutions. Of those ten institutions, six experienced increases in their price per share and four experienced decreases. As previously detailed, the pricing ratios also demonstrated varying movement since June 22, 2005. From June 22, 2005, to August 23, 2005, the comparable group's average price to core earnings multiple decreased by 9.21 percent and its average price to book value ratio increased by 1.20 percent.

This Amendment is based on a review of each of the adjustments made in the Original Appraisal relative to the comparable group and of the pro forma closing pricing ratios of converting thrift institutions and trends in market pricing and pricing ratios. This Amendment reaffirms the following adjustments:

	Original Appraisal	Amendment
Earnings Performance	Downward	Downward
Market Area	Downward	Downward
Financial Condition	None	None
Asset, Loan and Deposit Growth	Downward	Downward
Dividend Payments	None	None
Subscription Interest	Downward	Downward
Liquidity of the Stock	Downward	Downward
Management	None	None
Marketing of the Issue	Downward	Downward

It should be noted that the downward adjustment for earnings performance was slightly greater at August 23, 2005, than at June 22, 2005, based on the Bank's lower net and core earnings for the twelve months ended June 30, 2005, compared to March 31, 2005. The above reaffirmed adjustments reflect, since June 22, 2005, generally flat overall market conditions in an environment of rising interest rates.

In our opinion, considering the foregoing factors, no change to the pro forma midpoint value of the Corporation indicated in the Original Appraisal is warranted at this time.

This updated valuation of the Corporation incorporating its current June 30, 2005, audited financial statements is based on the following valuation ratios as of August 23, 2005:

Price to earnings multiple:	
Midpoint	33.39x
Super maximum	36.64x
Price to core earnings multiple:	
Midpoint	51.84x
Super maximum	51.87x
Price to book value ratio:	
Midpoint	68.07%
Super maximum	74.71%
Price to assets ratio:	
Midpoint	14.93%
Super maximum	18.82%

With the exception of the price to core earnings multiple, the pricing ratios indicated only nominal changes from June 22, 2005, to August 23, 2005. As indicated above, at the midpoint, the price to book value ratio decreased slightly from 68.35 percent at June 22, 2005, to 68.07 percent as of August 23, 2005; the price to net earnings multiple increased from 31.90 to 33.39; the price to core earnings multiple increased from 31.90 to 51.84; and the price to assets ratio remained constant at 14.93 percent as of August 23, 2005. At the super maximum, the price to book value ratio decreased from 75.03 percent at June 22, 2005, to 74.71 percent as of August 23, 2005; the price to net earnings multiple increased from 36.48 to 36.64; the price to core earnings multiple increased from 36.48 to 51.87; and the price to assets ratio decreased from 18.84 percent to 18.82 percent as of August 23, 2005.

Exhibit 15 details the fully converted pricing ratio premium or discount applied to the comparable group to determine the value of the Corporation. The midpoint discount from the comparable group average price to book value ratio was 38.06 percent at August 23, 2005, slightly greater than the discount of 37.06 percent at June 22, 2005. The price core earnings multiple premium at the midpoint increased from 41.18 percent to 152.77 percent during that time period as a result of the Bank's lower core earnings for the twelve months ended June 30, 2005, compared to March 31, 2005. The midpoint premium of 29.21 percent in the price to assets ratio at June 22, 2005, decreased to a premium of 26.33 percent at August 23, 2005. At August 23, 2005, the super maximum price to book value ratio discount was 32.02 percent, slightly higher than the discount of 31.78 percent at June 22, 2005; the price to core earnings multiple premium was 152.93 percent and the price to assets ratio premium was 59.21 percent.

As indicated in the Prospectus, at or for the twelve months ended June 30, 2005, based on the minority shares to be sold in the offering, representing 43.1 percent of the total number of shares to be issued and the actual net proceeds of the offering, the price to book value ratio will range from 99.01 percent at the minimum to 127.88 percent at the super maximum.

The valuation range in both the Original Appraisal and this Amendment indicate a fully converted midpoint of $25,000,000, with a minimum of $21,250,000, a maximum of $28,750,000, and a super maximum of $33,062,500, representing 2,125,000 shares, 2,500,000 shares, 2,875,000 shares and 3,306,250 shares at $10.00 per share at the minimum, midpoint, maximum and super-maximum, respectively.

The fully converted pro forma market value of the Corporation was $25,000,000 at the midpoint as of August 23, 2005.

Sincerely,

KELLER & COMPANY, INC.

Keller & Company, Inc.

AMENDMENT NO. 1
TO THE
CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Equitable Financial Corp.

Grand Island, Nebraska

As Of:

August 23, 2005

EXHIBIT 1

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF EQUITABLE FEDERAL SAVINGS BANK

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 2

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	19.850	22.250	18.500	0.76	1.79	0.98	264.48	0.29	21.12	76.91	7.51	21.12
SIYF	Security Federal Bancorp Inc.	AL	Pink Sheet	12.000	16.500	11.000	0.00	-6.98	NA	NA	0.10	NA	NA	NA	NA
SRNN	Southern Banc Co.	AL	OTC BB	16.750	18.200	15.000	1.21	9.84	0.58	119.41	0.35	29.91	88.39	14.03	31.26
SCBS	Southern Community Bancshares	AL	Pink Sheet	6.300	10.500	6.300	-10.00	-10.00	NA	NA	0.33	NA	NA	NA	NA
SZB	SouthFirst Bancshares Inc.	AL	AMEX	12.632	16.050	11.590	7.78	-11.23	-0.14	198.26	0.55	NM	85.52	6.37	21.62
FFBH	First Federal Bancshares of AR	AR	NASDAQ	23.800	28.000	19.810	4.49	-4.42	1.61	159.38	0.46	15.66	158.35	14.93	15.66
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	13.150	17.450	13.051	0.61	-4.70	0.48	155.39	0.32	29.22	116.06	8.46	35.47
BOFI	B of I Holding Inc.	CA	NASDAQ	8.800	12.000	8.000	-5.60	-7.47	0.43	73.44	0.00	22.00	117.80	12.12	21.67
BHBC	Beverly Hills Bancorp Inc.	CA	NASDAQ	10.040	11.340	9.000	-8.73	-3.37	0.77	67.81	0.50	13.04	125.66	15.02	13.04
BYFC	Broadway Financial Corp.	CA	NASDAQ	12.140	13.940	10.250	-0.90	15.51	0.91	195.83	0.20	13.95	131.11	6.23	14.04
CCBI	Commercial Capital Bancorp	CA	NASDAQ	17.990	24.990	14.620	-3.95	11.32	1.48	93.52	0.22	12.67	149.05	19.23	12.72
DSL	Downey Financial Corp.	CA	NYSE	64.890	80.840	52.300	-17.77	-12.07	6.71	596.40	0.40	9.70	161.94	10.88	9.87
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	26.750	27.970	23.500	0.00	10.31	1.11	161.37	0.49	24.77	140.27	15.12	25.00
FED	FirstFed Financial Corp.	CA	NYSE	59.530	65.320	45.270	-6.69	11.69	4.52	560.89	0.00	13.47	190.74	10.61	13.47
GDW	Golden West Financial	CA	NYSE	63.320	69.490	52.510	-5.45	1.46	4.47	381.74	0.23	14.33	245.52	16.59	14.38
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	17.000	19.700	14.760	2.97	8.97	1.58	206.80	0.42	11.41	162.52	8.22	11.58
NDE	IndyMac Bancorp Inc.	CA	NYSE	42.230	46.250	30.870	-5.50	1.66	4.11	305.70	1.40	10.77	190.91	13.81	10.70
MLGF	Malaga Financial Corporation	CA	OTC BB	13.950	14.750	11.000	-2.11	2.20	0.93	NA	0.16	16.03	NA	NA	16.03
PPBI	Pacific Premier Bancorp	CA	NASDAQ	11.840	15.130	9.630	1.20	12.76	1.17	120.65	0.00	12.87	155.79	11.68	14.87
PFB	PFF Bancorp Inc.	CA	NYSE	30.240	32.410	24.347	-6.26	7.42	1.93	161.56	0.57	16.26	217.24	18.72	16.97
PROV	Provident Financial Holdings	CA	NASDAQ	28.450	30.960	22.970	-6.93	3.72	2.84	234.61	0.52	10.78	160.92	12.13	10.92
SNLS	San Luis Trust Bank FSB	CA	OTC BB	17.000	22.250	14.000	-10.99	-20.00	NA	NA	0.14	NA	NA	NA	NA
WES	Westcorp	CA	NYSE	64.510	65.000	37.250	17.29	36.24	4.54	317.22	0.58	14.37	225.40	19.92	NA
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	20.250	26.000	19.800	-3.57	-2.41	NA	NA	NA	NA	NA	NA	NA
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	13.250	13.910	10.350	1.92	0.00	3.27	298.30	0.00	4.13	90.26	4.44	NA
NAL	NewAlliance Bancshares Inc.	CT	NYSE	14.680	15.760	12.980	0.75	6.30	0.46	57.76	0.18	31.91	117.07	25.42	29.08
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	31.000	32.330	26.000	4.06	6.53	2.10	196.31	0.74	15.05	235.20	15.79	15.05
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	12.010	20.600	8.530	6.28	22.55	-0.36	107.06	0.00	NM	107.52	11.22	NA
WSFS	WSFS Financial Corp.	DE	NASDAQ	57.140	62.750	49.100	0.69	2.95	3.80	393.56	0.25	15.87	202.91	14.52	16.16
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	17.000	20.120	16.060	-10.43	-5.45	1.28	110.77	0.14	14.29	201.90	15.34	14.19
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	23.990	32.950	23.560	-8.61	-3.50	0.90	328.52	0.02	29.62	147.27	7.31	32.52
BFCF	BFC Financial Corp.	FL	NASDAQ	7.090	11.344	6.950	-21.13	-21.83	0.51	220.99	0.02	16.49	150.03	3.21	NA
FDT	Federal Trust Corp.	FL	AMEX	11.770	12.550	7.750	4.81	5.66	0.49	79.69	0.11	25.04	228.99	14.55	22.27

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	29.580	33.070	22.270	-6.33	18.08	1.16	151.28	0.31	26.18	269.89	19.53	24.63
FCFL	First Community Bank Corp.	FL	NASDAQ	27.250	30.400	19.524	9.00	8.83	1.04	124.65	0.00	28.99	244.78	21.86	28.99
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	36.810	39.940	30.120	-2.93	1.66	1.99	122.79	0.72	18.97	282.29	29.97	NA
EBDC	ebank Financial Services Inc.	GA	OTC BB	1.060	1.450	0.550	-7.83	6.00	-0.09	23.15	0.00	NM	132.50	4.77	NM
NTBK	NetBank Inc.	GA	NASDAQ	8.800	11.250	7.950	-8.71	2.44	-0.28	107.02	0.08	NM	99.55	8.22	NM
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	20.000	25.000	19.600	-1.96	-7.32	1.19	165.38	0.40	17.24	100.96	12.09	25.30
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	14.950	19.000	14.250	0.00	-3.55	1.28	138.37	0.26	11.77	97.27	10.80	11.77
CASH	Meta Financial Group Inc.	IA	NASDAQ	18.255	26.000	16.510	-1.27	-17.02	-0.40	307.02	0.52	NM	106.13	5.94	NM
FFFD	North Central Bancshares Inc.	IA	NASDAQ	37.900	45.990	36.350	-1.69	-4.70	3.13	312.64	1.08	12.47	133.59	12.12	11.42
AFBA	Allied First Bancorp Inc.	IL	OTC BB	17.500	21.500	15.200	-1.41	-15.46	1.55	285.69	0.00	11.29	88.52	6.13	49.46
BFIN	BankFinancial Corp	IL	NASDAQ	14.380	14.550	13.020	5.74	NA	NA	NA	NA	NA	NA	NA	NA
BPLS	BankPlus FSB	IL	OTC BB	14.250	19.000	14.250	-5.00	-6.56	NA	NA	NA	NA	NA	NA	NA
ESDF	East Side Financial Inc.	IL	Pink Sheet	35.500	35.500	35.500	0.00	7.58	NA	NA	0.10	NA	NA	NA	NA
EFC	EFC Bancorp Inc.	IL	AMEX	34.600	35.240	24.600	-0.72	38.96	1.47	214.90	0.64	24.71	186.93	16.10	25.50
FBTC	First BancTrust Corp.	IL	NASDAQ	12.880	13.150	10.850	1.02	6.45	0.60	97.26	0.24	22.60	116.46	13.24	24.58
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	21.262	26.989	19.830	2.47	1.54	1.34	264.78	0.46	16.87	108.76	7.42	21.17
GTPS	Great American Bancorp	IL	OTC BB	34.000	34.500	24.580	1.49	3.03	1.97	217.37	0.44	13.39	141.31	15.64	19.02
HMKF	Hemlock Federal Financial Corp	IL	Pink Sheet	26.500	30.000	23.500	-1.82	6.00	NA	NA	0.68	NA	NA	NA	NA
MAFB	MAF Bancorp Inc.	IL	NASDAQ	43.610	47.250	38.380	-1.93	1.11	3.05	314.59	0.88	14.59	146.74	13.86	14.41
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	44.000	44.000	37.950	0.00	8.64	3.23	373.00	0.80	13.62	129.11	11.80	16.57
PFED	Park Bancorp Inc.	IL	NASDAQ	29.600	40.500	29.000	-0.54	-1.17	1.86	228.92	0.72	17.21	102.53	12.21	28.36
PEKS	Progressive Bancorp Inc.	IL	Pink Sheet	96.000	96.000	37.500	156.00	156.00	NA	NA	1.00	NA	NA	NA	NA
RFBK	Rantoul First Bank SB	IL	Pink Sheet	21.500	22.000	14.000	0.00	1.65	1.13	154.50	0.00	20.28	165.62	13.92	59.75
RYFL	Royal Financial Inc.	IL	OTC BB	13.900	13.900	10.000	6.92	17.30	NA	NA	NA	NA	107.35	31.48	NA
UMBR	Umbrella Bancorp Inc.	IL	Pink Sheet	0.510	1.500	0.510	0.00	-21.54	NA	NA	0.00	NA	NA	NA	NA
VBAS	Vermilion Bancorp Inc.	IL	Pink Sheet	37.000	37.000	24.000	0.00	0.00	NA	NA	1.00	NA	NA	NA	NA
WFBS	Washington Fed Bank for Svgs	IL	Pink Sheet	19.000	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
WTWN	West Town Bancorp Inc.	IL	OTC BB	13.100	15.250	13.100	-12.67	-12.67	NA	NA	NA	NA	NA	NA	NA
AMFC	AMB Financial Corp.	IN	OTC BB	13.050	15.490	13.000	-3.33	-1.51	1.05	165.94	0.25	13.18	92.36	7.86	16.73
ASBI	Ameriana Bancorp	IN	NASDAQ	13.400	17.250	12.300	-6.94	-0.74	0.63	135.83	0.64	21.27	108.50	9.86	20.86
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	5.060	5.990	4.510	-6.30	0.80	-0.06	60.14	0.00	NM	107.11	8.41	110.10
CITZ	CFS Bancorp Inc.	IN	NASDAQ	13.820	14.990	12.900	2.52	2.45	-0.53	103.92	0.46	NM	116.62	13.30	NM
CSFC	City Savings Financial Corp.	IN	OTC BB	21.000	24.250	17.700	4.48	0.00	NA	285.40	0.30	22.83	95.04	7.36	NA

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

		State	Exchange	PER SHARE								PRICING RATIOS			
				Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
DSFN	DSA Financial Corp.	IN	OTC BB	13.600	15.000	9.300	-6.21	24.77	0.53	56.31	0.31	25.66	129.76	24.15	25.63
FFWC	FFW Corp.	IN	Pink Sheet	19.950	25.750	18.000	5.00	6.40	0.51	202.80	0.68	39.90	107.37	9.84	14.99
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	21.000	29.880	15.000	0.00	0.00	0.77	NA	0.00	27.27	NA	NA	28.11
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	22.000	22.000	18.900	10.00	5.77	1.02	173.61	0.59	22.45	117.47	12.67	22.45
FCAP	First Capital Inc.	IN	NASDAQ	18.720	21.500	18.050	-0.16	-5.45	1.30	168.91	0.60	14.51	116.94	11.08	14.44
HFSK	HFS Bank FSB	IN	Pink Sheet	12.500	14.000	11.500	0.00	0.00	0.83	127.52	0.42	15.06	113.12	9.80	15.06
HBBI	Home Building Bancorp	IN	OTC BB	24.000	28.000	22.350	4.35	3.23	0.97	236.92	0.44	24.74	89.89	10.13	17.85
HWEN	Home Financial Bancorp	IN	Pink Sheet	6.000	9.000	4.100	0.00	46.34	0.35	51.37	0.12	17.65	111.11	11.69	17.01
LNCB	Lincoln Bancorp	IN	NASDAQ	17.000	19.750	16.000	3.03	0.18	0.28	149.41	0.55	68.00	91.64	11.38	26.53
LOGN	Logansport Financial Corp.	IN	Pink Sheet	17.750	20.200	17.050	0.85	1.14	NA	NA	0.56	NA	NA	NA	NA
LSBI	LSB Financial Corp.	IN	NASDAQ	27.825	30.480	21.905	-0.91	5.00	2.42	250.56	0.61	11.84	127.05	11.01	11.84
MFBC	MFB Corp.	IN	NASDAQ	26.090	34.000	24.050	3.33	-6.59	1.12	388.98	0.49	23.94	93.85	6.71	14.97
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	22.750	24.910	21.380	2.48	5.32	1.14	186.22	0.50	20.50	119.66	12.22	20.49
NIDB	Northeast Indiana Bancorp	IN	OTC BB	18.000	23.200	17.700	-5.01	-11.76	0.52	167.75	0.59	36.00	98.68	10.73	20.59
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	33.200	40.000	33.000	-0.90	-5.14	2.36	212.56	1.28	14.37	203.56	15.62	14.50
PCBH	PCB Holding Co.	IN	Pink Sheet	17.650	18.500	12.500	0.86	41.20	NA	NA	0.24	NA	NA	NA	NA
PFDC	Peoples Bancorp	IN	NASDAQ	20.470	23.500	18.500	1.35	0.34	1.34	147.63	0.72	15.28	104.23	13.87	14.32
PBNC	PFS Bancorp Inc.	IN	NASDAQ	22.520	24.260	14.770	-0.35	-0.44	0.66	90.91	5.23	34.65	160.74	24.76	36.14
RIVR	River Valley Bancorp	IN	NASDAQ	20.950	24.300	19.000	-0.48	7.49	1.48	192.53	0.76	14.65	143.99	10.82	14.71
TDCB	Third Century Bancorp	IN	OTC BB	13.000	14.000	11.000	-1.89	-3.70	NA	74.72	0.12	43.33	94.06	17.40	NA
UCBC	Union Community Bancorp	IN	NASDAQ	17.400	19.140	15.600	5.65	4.32	0.88	136.30	0.60	20.00	99.71	12.77	18.96
FFSL	First Independence Corp.	KS	OTC BB	20.000	22.000	18.500	0.00	-2.44	NA	NA	0.61	NA	NA	NA	NA
CKFB	CKF Bancorp Inc.	KY	OTC BB	16.490	19.120	14.100	1.48	-0.06	1.33	110.30	0.60	9.64	132.66	14.36	12.45
CFBC	Community First Bancorp Inc.	KY	OTC BB	10.910	14.250	10.750	-5.13	-5.13	-3.21	245.55	0.00	NM	103.80	4.44	NM
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	15.760	22.000	15.310	-0.25	-3.43	1.11	162.04	0.48	14.20	114.04	9.72	15.41
FPBF	FPB Financial Corp.	LA	Pink Sheet	24.500	28.000	23.000	2.08	2.08	2.08	346.01	0.55	11.78	91.21	7.07	NA
GLBP	Globe Bancorp Inc.	LA	OTC BB	18.000	19.550	16.250	0.00	9.09	0.89	109.19	0.35	20.22	94.67	16.49	20.22
GSLA	GS Financial Corp.	LA	NASDAQ	17.900	19.929	17.610	-2.98	0.79	0.14	147.51	0.40	NM	79.73	12.13	24.37
HSTD	Homestead Bancorp Inc.	LA	Pink Sheet	13.000	13.500	11.500	-1.89	0.00	NA	NA	0.24	NA	NA	NA	NA
TSH	Teche Holding Co.	LA	AMEX	39.000	41.750	35.510	9.09	7.88	2.64	302.78	0.90	15.54	142.28	12.88	16.12
BFBC	Benjamin Franklin Bancorp Inc	MA	NASDAQ	14.150	14.400	9.910	7.60	37.11	NA	NA	NA	NA	106.15	13.42	NA
BHL	Berkshire Hills Bancorp Inc.	MA	AMEX	32.650	39.200	30.970	-3.83	-1.36	1.04	240.47	0.48	35.88	114.76	13.58	19.88
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	15.750	16.710	14.140	-3.67	2.07	0.33	35.98	0.74	47.73	158.29	43.79	49.04

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CEBK	Central Bancorp Inc.	MA	NASDAQ	28.000	32.500	25.200	0.04	4.67	1.90	334.47	0.48	14.97	113.50	8.37	16.68
HIFS	Hingham Instit. for Savings	MA	NASDAQ	42.000	44.999	38.600	3.66	1.20	NA	NA	NA	NA	188.26	14.99	NA
LSBX	LSB Corp.	MA	NASDAQ	16.920	21.890	15.900	-5.10	2.61	0.72	122.71	0.54	23.83	128.18	13.79	23.85
MASB	MASSBANK Corp.	MA	NASDAQ	34.760	39.000	33.740	0.24	-2.36	1.65	213.68	1.02	21.46	139.99	16.27	22.35
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	14.970	19.400	13.380	5.05	3.38	0.91	116.10	0.40	16.63	166.33	12.90	16.72
ABKD	American Bank Holdings Inc.	MD	OTC BB	9.610	11.000	8.000	2.78	-0.93	1.40	147.70	0.00	7.07	100.77	6.51	7.15
BUCS	BUCS Financial Corp	MD	OTC BB	13.400	14.000	11.250	-4.29	8.06	0.53	160.36	0.00	14.57	98.38	8.36	26.66
PCGO	Prince George's FSB	MD	Pink Sheet	30.500	30.500	29.750	0.00	1.26	NA	NA	0.00	NA	NA	NA	NA
SVBI	Severn Bancorp Inc.	MD	NASDAQ	19.800	24.390	15.555	6.22	0.56	1.61	95.18	0.23	12.30	250.14	20.80	12.30
WSB	Washington Savings Bank FSB	MD	AMEX	9.520	16.450	7.900	-4.70	11.61	1.16	72.27	0.27	9.24	131.31	13.16	9.33
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	21.850	26.400	19.500	1.25	3.70	1.07	191.33	0.36	20.42	111.37	11.77	20.08
FFNM	First Fed of N Michigan Bncp	MI	NASDAQ	9.310	15.019	8.300	-0.64	1.86	0.06	89.20	0.21	NM	79.31	10.44	49.37
FBC	Flagstar Bancorp Inc.	MI	NYSE	17.550	23.170	17.400	-6.45	-10.00	1.84	239.65	1.00	9.97	144.68	7.33	9.97
MCBF	Monarch Community Bancorp Inc	MI	NASDAQ	13.230	14.590	11.000	-0.30	3.85	-0.84	102.05	0.20	NM	89.55	12.96	NM
STBI	Sturgis Bancorp	MI	Pink Sheet	13.000	15.000	10.600	0.00	10.64	0.85	123.38	0.36	15.29	125.24	10.54	15.29
HMNF	HMN Financial Inc.	MN	NASDAQ	32.250	33.500	26.010	3.53	6.47	2.60	223.63	0.88	12.95	164.21	14.42	12.42
REDW	Redwood Financial Inc.	MN	Pink Sheet	21.000	22.000	19.000	2.44	0.00	NA	147.00	0.00	NA	117.12	14.29	NA
WEFP	Wells Financial Corp.	MN	OTC BB	29.000	34.310	24.610	-3.33	-3.33	1.88	246.64	0.92	15.68	118.80	11.76	NA
CCFC	CCSB Financial Corp.	MO	OTC BB	15.250	17.000	13.100	0.00	3.39	0.12	103.67	0.00	NM	100.59	14.71	127.08
FBSI	First Bancshares Inc.	MO	NASDAQ	18.000	22.750	17.650	-2.65	-7.22	1.53	161.75	0.16	11.92	101.98	11.13	11.94
LXMO	Lexington B&L Financial Corp.	MO	OTC BB	25.000	25.000	20.250	9.89	11.11	1.48	215.79	0.55	17.12	112.06	11.58	17.13
MCMH	MCM Savings Bank FSB	MO	Pink Sheet	28.000	28.000	12.050	0.00	109.74	NA	NA	0.00	NA	NA	NA	NA
NASB	NASB Financial Inc.	MO	NASDAQ	41.000	47.880	28.500	-2.03	3.85	3.04	179.11	1.65	13.58	238.37	22.90	13.58
PULB	Pulaski Financial Corp.	MO	NASDAQ	17.920	18.740	11.233	0.62	30.30	0.89	91.32	0.26	21.08	324.05	19.65	21.08
CSBC	Citizens South Banking Corp.	NC	NASDAQ	12.300	14.350	11.760	-3.53	-6.11	0.41	70.88	0.27	30.00	126.02	17.35	26.13
CDLX	Coddle Creek Financial Corp.	NC	Pink Sheet	34.500	40.000	31.500	1.47	-13.75	1.65	208.44	1.75	20.91	108.69	16.55	21.17
KSBI	KS Bancorp Inc.	NC	OTC BB	18.550	25.000	17.250	-4.87	-6.08	1.04	198.35	0.51	17.84	157.78	9.35	17.90
MTUC	Mutual Community Savings Bank	NC	OTC BB	13.250	13.650	11.500	5.58	2.71	0.42	256.89	0.33	33.12	64.36	5.16	33.81
SSFC	South Street Financial Corp.	NC	NASDAQ	9.500	10.800	8.850	-0.11	-5.00	0.48	75.20	0.40	19.79	111.92	12.63	19.79
AFSF	AFS Financial Corp.	ND	OTC BB	60.000	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
CFB	Commercial Federal Corp.	NE	NYSE	33.960	34.150	24.170	0.24	34.76	0.02	269.97	0.55	NM	171.78	12.58	37.88
TONE	TierOne Corp.	NE	NASDAQ	28.390	29.940	20.360	2.68	14.66	1.67	176.63	0.21	17.31	177.84	16.07	17.38
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	14.601	20.250	13.000	1.40	-6.40	1.13	149.78	0.48	13.27	134.70	9.73	13.00

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SWGC	Siwooganock Holding Company	NH	Pink Sheet	13.800	13.800	13.400	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	18.950	21.900	17.000	-0.52	-0.26	0.78	160.11	0.10	26.32	131.74	11.84	26.84
FMCO	FMS Financial Corp.	NJ	NASDAQ	16.780	23.000	13.030	-4.11	-2.78	1.25	187.20	0.12	13.53	147.96	8.96	14.19
HCBK	Hudson City Bancorp Inc.	NJ	NASDAQ	12.230	12.789	10.091	3.82	15.97	0.44	43.53	0.24	27.80	128.33	27.01	28.47
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	23.680	25.990	20.200	-3.11	9.02	1.61	155.21	0.80	15.28	222.98	15.25	15.37
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	21.970	24.750	20.030	1.01	-0.14	1.61	128.40	0.86	13.73	192.38	17.11	13.73
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	18.720	20.280	13.020	-4.88	22.75	1.14	154.41	0.22	16.86	200.43	12.13	16.86
PFS	Provident Financial Services	NJ	NYSE	17.900	19.700	15.850	-1.81	0.79	0.87	88.54	0.27	21.06	115.48	20.22	21.18
RBLG	Roebling Financial Corp.	NJ	OTC BB	9.700	10.300	8.956	-1.52	-2.02	0.38	61.61	0.00	26.94	103.74	15.75	26.94
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	12.390	13.690	10.060	1.39	2.82	0.40	77.14	0.17	31.77	149.90	16.06	31.77
AABC	Access Anytime Bancorp Inc.	NM	NASDAQ	14.400	15.010	12.700	2.86	2.13	0.96	217.08	0.00	16.00	110.73	6.63	16.14
FFSW	First Fed Banc of the SW Inc	NM	NASDAQ	16.490	20.000	14.000	7.01	NA	NA	NA	NA	NA	134.38	11.49	NA
AF	Astoria Financial Corp.	NY	NYSE	27.660	30.200	23.147	-2.43	0.14	2.16	210.94	0.73	12.99	201.75	12.31	12.47
ALFC	Atlantic Liberty Financial	NY	NASDAQ	27.230	28.440	17.500	8.92	15.19	1.31	109.36	0.28	21.27	161.75	24.90	27.78
CNY	Carver Bancorp Inc.	NY	AMEX	17.100	20.830	16.850	0.29	-3.01	0.95	246.41	0.28	18.19	91.27	6.94	13.14
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	14.990	19.000	13.850	-6.60	-1.25	1.13	88.13	0.56	13.63	193.67	17.01	12.42
ESBK	Elmira Savings Bank	NY	NASDAQ	27.630	33.818	23.618	0.22	4.73	2.18	270.39	0.72	12.79	145.50	10.23	13.18
ESLB	ES&L Bancorp Inc.	NY	OTC BB	34.100	34.100	28.000	0.00	16.58	NA	274.80	NA	NA	129.25	12.41	NA
FNFG	First Niagara Finl Group	NY	NASDAQ	14.390	15.160	12.010	-3.49	6.43	0.75	69.80	0.34	19.19	114.75	19.86	18.69
FFIC	Flushing Financial Corp.	NY	NASDAQ	17.340	21.490	15.550	-8.54	2.48	1.33	116.16	0.38	13.44	198.17	14.93	13.01
ICBC	Independence Cmnty Bank Corp.	NY	NASDAQ	35.430	43.380	34.550	-4.01	-6.15	2.86	217.65	1.02	12.79	128.74	16.28	12.64
NYB	New York Community Bancorp	NY	NYSE	17.920	22.350	17.040	-0.72	-3.40	1.38	94.87	1.00	12.99	144.05	18.58	13.03
PRTR	Partners Trust Financial	NY	NASDAQ	11.840	12.150	9.310	-1.00	15.29	0.42	74.80	0.26	29.60	107.73	15.83	23.81
PBNY	Provident New York Bancorp	NY	NASDAQ	11.860	13.800	10.000	-3.73	4.91	0.47	58.37	0.17	25.23	130.19	20.33	25.27
ROME	Rome Bancorp Inc.	NY	NASDAQ	10.140	15.094	9.270	1.40	4.00	0.31	32.27	0.26	32.71	105.62	31.43	32.42
SFFS	Sound Federal Bancorp Inc.	NY	NASDAQ	16.750	17.040	13.150	1.52	7.23	0.44	86.26	0.25	38.07	160.90	19.43	38.54
TRST	TrustCo Bank Corp NY	NY	NASDAQ	12.870	14.190	10.730	-3.81	6.19	0.78	38.44	0.60	16.71	411.53	33.48	19.03
ASBP	ASB Financial Corp.	OH	Pink Sheet	21.050	26.750	19.780	4.99	-4.45	1.27	107.95	0.61	16.57	187.43	19.50	NA
GCFC	Central Federal Corp.	OH	NASDAQ	10.039	13.730	9.530	0.39	-3.64	-0.79	73.58	0.36	NM	115.94	13.64	NM
CIBI	Community Investors Bancorp	OH	NASDAQ	14.042	16.000	12.870	-3.16	6.62	0.85	116.29	0.36	17.12	113.96	12.07	17.40
FFDF	FFD Financial Corp.	OH	NASDAQ	17.090	18.390	13.050	0.53	10.61	0.94	125.37	0.44	18.58	116.38	13.63	23.13
FDEF	First Defiance Financial	OH	NASDAQ	27.510	31.440	25.200	-8.30	0.11	1.57	198.36	0.86	18.34	131.56	13.87	15.47
FFHS	First Franklin Corp.	OH	NASDAQ	17.000	24.250	15.250	10.39	-2.86	0.57	164.04	0.32	30.36	114.71	10.36	58.05

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FNFI	First Niles Financial Inc.	OH	NASDAQ	15.250	20.700	14.500	-1.61	-9.06	0.86	72.46	0.63	17.94	126.98	21.05	25.82
FPFC	First Place Financial Corp.	OH	NASDAQ	19.940	23.270	16.660	-7.26	2.57	1.32	166.31	0.56	15.34	126.60	11.99	13.43
HCFC	Home City Financial Corp.	OH	NASDAQ	15.560	17.000	14.550	1.04	-0.58	0.91	180.51	0.44	17.48	99.73	8.62	24.84
HLFC	Home Loan Financial Corp.	OH	NASDAQ	18.470	21.870	14.500	-4.30	-7.60	0.80	95.33	0.89	23.38	136.71	19.37	23.38
IDVB	Indian Village Bancorp Inc.	OH	OTC BB	17.620	19.091	15.455	3.65	0.69	0.06	223.02	0.31	NM	86.29	7.41	NA
NLVS	Northern Savings & Loan Co	OH	OTC BB	17.750	20.000	16.700	0.00	5.97	1.25	137.08	0.58	14.20	99.00	12.95	14.20
OCFL	OC Financial Inc	OH	OTC BB	11.650	12.100	10.450	-2.92	1.30	NA	NA	NA	NA	87.87	10.92	NA
OHSF	Ohio Savings Financial Corp.	OH	Pink Sheet	######	#######	#######	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	22	24.35	18.50	4.99	2.24	0.75	252.78	0.60	29.99	112.45	8.66	36.68
POHF	Peoples Ohio Financial	OH	OTC BB	4.050	4.800	3.850	0.00	4.38	0.25	NA	0.13	16.88	NA	NA	16.88
PSFC	Peoples-Sidney Financial Corp.	OH	NASDAQ	14.250	17.000	13.030	0.21	0.00	0.73	95.01	0.66	20.07	115.66	15.00	19.52
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	27.600	32.000	26.100	-1.43	1.28	2.13	144.18	1.71	12.96	128.49	19.14	13.51
PVFC	PVF Capital Corp.	OH	NASDAQ	13.000	15.646	10.264	2.29	5.15	0.70	105.04	0.32	18.31	153.50	12.38	19.12
UCFC	United Community Finl Corp.	OH	NASDAQ	10.990	12.100	10.000	-0.99	0.92	0.66	78.10	0.32	17.17	132.41	14.07	16.71
WAYN	Wayne Savings Bancshares	OH	NASDAQ	15.070	18.000	13.910	-1.37	-5.15	0.11	118.57	0.48	NM	137.02	12.71	47.20
ESBF	ESB Financial Corp.	PA	NASDAQ	12.110	15.650	12.000	-7.91	-10.23	1.00	135.57	0.40	12.36	118.73	8.83	12.36
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	18.980	26.000	18.970	-10.98	-8.23	1.35	229.15	0.45	14.60	131.36	8.28	14.84
FKFS	First Keystone Financial	PA	NASDAQ	19.500	24.700	16.370	-1.52	6.73	0.43	283.62	0.44	48.75	134.02	6.88	48.13
FSSB	First Star Bancorp Inc.	PA	Pink Sheet	38.000	42.000	33.500	4.54	8.57	5.96	1,028.91	NA	11.55	72.33	3.70	NA
HARL	Harleysville Savings Financial	PA	NASDAQ	17.380	26.000	16.000	-3.81	-0.69	1.31	194.43	0.55	13.47	144.47	8.94	13.67
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	16.470	17.650	13.240	4.24	14.69	0.67	98.83	0.21	24.95	121.64	15.78	26.76
LARL	Laurel Capital Group Inc.	PA	NASDAQ	20.960	26.200	20.180	-3.63	-3.63	0.98	158.63	0.80	21.83	148.97	13.21	21.83
NTNY	Nittany Financial Corp.	PA	OTC BB	33.000	35.000	23.500	17.86	28.65	1.79	154.47	0.25	19.88	295.50	21.36	20.00
PVSA	Parkvale Financial Corp.	PA	NASDAQ	28.690	33.200	25.350	-3.07	2.35	2.08	333.66	0.80	13.93	142.81	8.60	13.95
RSVI	RSV Bancorp Inc.	PA	OTC BB	17.000	20.000	16.300	-5.56	-1.45	0.91	131.83	0.30	19.77	97.67	12.90	23.94
SEFL	SE Financial Corp.	PA	OTC BB	13.940	14.000	9.500	6.41	13.33	0.41	48.41	0.06	34.00	104.97	26.65	NA
SOV	Sovereign Bancorp Inc.	PA	NYSE	24.450	24.790	20.050	0.29	10.88	1.55	162.53	0.14	16.63	155.73	14.93	16.31
THRD	TF Financial Corp.	PA	NASDAQ	28.750	33.000	26.250	1.09	-3.00	2.35	222.23	0.70	12.72	125.93	12.08	12.72
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	15.000	19.550	14.160	-1.83	-4.21	NA	102.16	0.46	21.13	131.93	14.68	18.76
WVFC	WVS Financial Corp.	PA	NASDAQ	16.460	18.140	15.660	-1.14	-2.02	1.20	175.87	0.64	13.83	134.92	9.36	NA
CFCP	Coastal Financial Corp.	SC	NASDAQ	14.980	18.440	12.246	-1.12	-0.86	0.92	84.11	0.19	17.02	276.38	17.82	16.95
FCPB	First Capital Bancshares Inc.	SC	Pink Sheet	9.500	11.250	6.700	13.10	13.10	NA	NA	0.00	NA	NA	NA	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	30.370	34.140	24.750	0.73	5.56	2.05	206.37	0.91	15.11	215.70	14.72	17.43

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	15.250	20.000	13.900	-3.17	1.26	0.68	108.55	0.64	22.43	105.03	14.05	NA
SFDL	Security Federal Corp.	SC	OTC BB	24.750	25.000	19.750	13.79	15.12	1.44	237.64	0.13	17.43	171.76	10.38	17.49
HFFC	HF Financial Corp.	SD	NASDAQ	18.370	27.000	15.250	-6.99	-18.36	1.46	257.61	0.44	12.94	119.36	7.13	12.97
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	13.080	13.500	12.160	2.75	-1.06	0.47	40.48	0.25	27.83	116.23	32.32	27.61
SCYT	Security Bancorp Inc.	TN	OTC BB	29.000	50.000	27.000	7.41	-9.38	NA	NA	0.00	NA	NA	NA	NA
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	21.500	24.140	20.800	1.18	-10.94	NA	NA	0.20	NA	NA	NA	NA
UTBI	United Tennessee Bankshares	TN	NASDAQ	21.700	22.000	17.300	0.70	2.70	1.68	100.12	0.40	12.92	135.96	21.67	15.47
BAFI	BancAffiliated Inc.	TX	Pink Sheet	26.500	26.750	24.050	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
ETFS	East Texas Financial Services	TX	OTC BB	16.200	35.000	14.500	-4.71	1.25	NA	NA	0.20	NA	NA	NA	NA
FBTX	Franklin Bank Corp.	TX	NASDAQ	16.950	19.750	15.070	-13.17	-3.69	1.25	189.11	0.00	13.89	125.00	8.96	13.95
CFFC	Community Financial Corp.	VA	NASDAQ	21.000	24.550	18.300	-2.82	-3.31	1.94	193.62	0.43	11.29	134.79	10.84	11.68
GAFC	Greater Atlantic Financial	VA	NASDAQ	5.500	7.130	5.000	3.77	-4.35	-0.84	120.83	0.00	NM	96.49	4.56	NM
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	25.850	26.950	23.750	-2.45	3.82	1.86	195.70	0.36	14.52	213.81	13.21	14.52
FBNW	FirstBank NW Corp.	WA	NASDAQ	28.260	29.440	25.000	2.76	8.61	2.26	281.44	0.68	12.90	114.58	10.04	12.90
HRZB	Horizon Financial Corp.	WA	NASDAQ	20.390	22.700	17.370	-6.21	-1.16	1.33	103.32	0.54	15.45	188.97	19.73	15.60
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	16.500	18.350	14.500	-4.35	-4.18	0.49	110.09	0.23	34.38	119.91	13.79	31.61
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	22.000	22.500	20.250	3.04	1.34	1.23	126.91	0.64	18.03	146.08	17.31	15.83
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	23.800	25.000	21.600	3.25	3.03	1.76	147.88	0.60	14.25	121.93	16.10	14.24
WFSL	Washington Federal Inc.	WA	NASDAQ	23.300	25.246	21.830	-0.55	0.47	1.65	91.39	0.77	14.29	172.21	25.50	14.04
WM	Washington Mutual Inc.	WA	NYSE	42.060	43.900	37.510	-3.40	0.14	3.57	368.33	1.82	12.09	164.17	11.34	11.82
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	30.070	32.980	25.000	-3.50	8.83	2.23	186.56	0.51	13.73	211.46	16.12	14.03
BKMU	Bank Mutual Corp.	WI	NASDAQ	10.980	12.590	10.310	-4.10	2.04	0.44	55.53	0.22	26.14	124.21	19.77	28.11
SVBC	Sistersville Bancorp Inc.	WV	Pink Sheet	18.000	19.750	18.000	0.00	-5.26	NA	NA	0.50	NA	NA	NA	NA
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	15.000	18.250	14.300	3.45	0.00	NA	NA	0.36	NA	NA	NA	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

	State	Exchange	PER SHARE								PRICING RATIOS			
			Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			53.578	56.854	49.969	0.18	3.72	1.24	175.14	0.45	19.33	140.21	13.82	21.57
MEDIAN			17.990	22.000	16.000	0.00	1.26	1.11	155.39	0.40	16.86	128.26	12.90	17.13
HIGH			7,200	7,200	7,075	156.00	156.00	6.71	1,028.91	5.23	68.00	411.53	43.79	127.08
LOW			0.510	1.450	0.510	-21.13	-21.83	-3.21	23.15	0.00	4.13	64.36	3.21	7.15
AVERAGE FOR STATE														
NE			31.175	32.045	22.265	1.46	24.71	0.85	223.30	0.38	17.31	174.81	14.33	27.63
AVERAGE BY REGION														
MIDWEST			97.617	101.837	94.072	1.49	5.18	1.02	171.64	0.53	19.69	125.70	12.95	24.62
NEW ENGLAND			22.773	25.853	20.602	0.85	4.48	1.14	163.03	0.56	24.53	145.68	17.10	22.85
MID ATLANTIC			20.049	23.239	17.259	-0.65	4.64	1.28	166.25	0.38	19.33	150.44	15.09	19.64
SOUTHEAST			17.522	21.046	15.258	-0.41	-1.29	0.84	146.26	0.32	21.82	154.87	13.69	22.60
SOUTHWEST			19.703	23.262	17.862	-0.28	1.56	1.60	229.99	0.29	13.59	108.53	10.01	18.16
WEST			27.911	31.036	22.880	-2.43	3.62	2.19	224.66	0.47	15.56	160.58	14.12	15.52
AVERAGE BY EXCHANGE														
NYSE			35.860	39.563	28.450	-3.22	5.37	2.63	261.79	0.60	15.06	176.56	15.24	16.52
AMEX			22.467	26.010	19.310	1.82	6.93	1.09	193.54	0.46	21.43	140.15	11.94	18.27
NASDAQ			19.683	22.977	17.098	-0.80	2.19	1.13	156.58	0.49	19.54	144.48	14.23	21.52
OTC			19.576	21.685	16.251	-0.08	1.96	0.94	176.14	0.34	20.03	116.25	12.77	24.38
Pink Sheets			246.789	256.517	245.587	5.58	10.51	1.54	249.79	0.35	19.63	119.92	11.69	24.48

EXHIBIT 3

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	166,030	16,205	16,169	0.36	0.36	3.75	3.75	07/01/99	OTC BB	627,754	12.46
SIYF	Security Federal Bancorp Inc.	AL	76,639	10,386	10,386	0.21	0.21	1.60	1.60	04/03/95	Pink Sheet	NA	8.15
SRNN	Southern Banc Co.	AL	106,274	16,865	16,865	0.45	0.43	2.77	2.65	10/05/95	OTC BB	889,998	14.91
SCBS	Southern Community Bancshares	AL	67,430	6,962	6,962	0.78	0.81	6.94	7.20	12/23/96	Pink Sheet	NA	4.50
SZB	SouthFirst Bancshares Inc.	AL	140,565	10,470	9,926	-0.07	0.29	-0.94	4.05	02/14/95	AMEX	708,996	8.96
FFBH	First Federal Bancshares of AR	AR	805,371	75,936	75,936	1.06	1.06	10.66	10.66	05/03/96	NASDAQ	5,053,208	120.28
PFSL	Pocahontas Bancorp Inc.	AR	721,268	52,595	38,180	0.29	0.24	4.05	3.35	04/01/98	NASDAQ	4,641,717	61.04
BOFI	B of I Holding Inc.	CA	609,508	68,650	68,650	0.59	0.60	6.65	6.74	03/15/05	NASDAQ	8,299,823	73.04
BHBC	Beverly Hills Bancorp Inc.	CA	1,438,563	171,902	168,848	1.25	1.25	10.41	10.41	12/19/96	NASDAQ	21,215,533	213.05
BYFC	Broadway Financial Corp.	CA	297,725	15,629	15,629	0.52	0.52	9.65	9.59	01/09/96	NASDAQ	1,520,347	18.46
CCBI	Commercial Capital Bancorp	CA	5,180,001	668,457	268,801	1.59	1.58	12.78	12.72	12/18/02	NASDAQ	55,388,061	992.87
DSL	Downey Financial Corp.	CA	16,612,127	1,116,145	1,112,995	1.17	1.15	18.43	18.12	01/01/71	NYSE	27,853,783	1807.43
FPTB	First PacTrust Bancorp Inc.	CA	733,339	79,060	79,060	0.68	0.68	5.89	5.83	08/23/02	NASDAQ	4,544,500	121.57
FED	FirstFed Financial Corp.	CA	9,278,669	516,250	511,915	1.00	1.00	15.61	15.61	12/16/83	NYSE	16,542,899	984.80
GDW	Golden West Financial	CA	117,485,678	7,936,443	7,936,443	1.29	1.29	18.94	18.87	05/29/59	NYSE	307,760,826	19493.47
HWFG	Harrington West Finl Grp Inc	CA	1,109,266	56,102	49,319	0.77	0.76	15.85	15.61	11/07/02	NASDAQ	5,363,853	91.19
NDE	IndyMac Bancorp Inc.	CA	19,415,887	1,404,958	1,323,827	1.36	1.37	20.29	20.42	11/10/86	NYSE	63,511,959	2681.43
MLGF	Malaga Financial Corporation	CA	527,473	39,924	39,924	1.03	1.03	13.30	13.30	NA	OTC BB	NA	76.97
PPBI	Pacific Premier Bancorp	CA	634,469	47,573	47,573	1.18	1.02	13.87	12.02	06/25/97	NASDAQ	5,258,738	62.26
PFB	PFF Bancorp Inc.	CA	3,970,363	342,144	340,877	1.22	1.17	14.08	13.49	03/29/96	NYSE	24,575,733	743.35
PROV	Provident Financial Holdings	CA	1,632,122	122,989	122,895	1.25	1.23	16.11	15.89	06/28/96	NASDAQ	6,956,815	197.92
SNLS	San Luis Trust Bank FSB	CA	188,665	18,628	18,628	2.27	2.27	23.28	23.28	NA	OTC BB	NA	46.80
WES	Westcorp	CA	16,544,234	1,461,860	1,461,860	1.50	NA	17.40	NA	05/01/86	NYSE	52,154,159	3366.77
HCBC	High Country Bancorp Inc.	CO	196,786	17,221	17,221	0.65	0.57	7.57	6.69	12/10/97	Pink Sheet	NA	17.56
MTXC	Matrix Bancorp Inc.	CO	1,974,978	97,192	97,192	1.12	NA	24.28	NA	10/18/96	NASDAQ	6,620,850	87.73
NAL	NewAlliance Bancshares Inc.	CT	6,594,265	1,431,922	963,409	0.75	0.83	3.39	3.71	04/02/04	NYSE	114,158,736	1686.68
NMIL	NewMil Bancorp Inc.	CT	812,312	54,541	46,374	1.18	1.18	16.08	16.08	02/01/86	NASDAQ	4,138,004	128.28
IFSB	Independence Federal Svgs Bank	DC	166,212	17,345	17,345	-0.31	NA	-3.27	NA	06/06/85	NASDAQ	1,552,448	18.64
WSFS	WSFS Financial Corp.	DE	2,699,846	193,187	191,677	1.07	1.05	13.91	13.66	11/26/86	NASDAQ	6,860,114	392.12
BBX	BankAtlantic Bancorp Inc.	FL	6,717,676	510,394	424,523	1.26	1.25	16.17	16.06	11/29/83	NYSE	60,642,777	948.13
BKUNA	BankUnited Financial Corp.	FL	9,944,114	499,663	471,310	0.31	0.28	5.51	5.12	12/11/85	NASDAQ	30,269,128	715.94
BFCF	BFC Financial Corp.	FL	7,448,568	174,265	87,087	0.20	NA	10.57	NA	NA	NASDAQ	33,704,946	242.39
FDT	Federal Trust Corp.	FL	661,351	42,030	42,030	0.64	0.74	10.00	11.55	12/12/97	AMEX	8,299,343	97.62

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFFL	Fidelity Bankshares Inc.	FL	3,796,835	274,748	253,468	0.77	0.81	11.56	12.26	05/15/01	NASDAQ	25,097,604	742.44
FCFL	First Community Bank Corp.	FL	276,255	24,672	24,244	0.96	0.96	9.85	9.85	06/27/03	NASDAQ	2,216,201	60.39
HARB	Harbor Florida Bancshares Inc.	FL	2,935,329	311,604	307,665	1.63	NA	15.44	NA	03/19/98	NASDAQ	23,904,512	1066.76
EBDC	ebank Financial Services Inc.	GA	147,513	11,020	11,020	0.12	0.09	1.29	0.97	07/06/98	OTC BB	6,371,458	6.75
NTBK	NetBank Inc.	GA	4,954,767	409,089	327,665	-0.27	-0.38	-3.19	-4.40	07/29/97	NASDAQ	46,298,407	407.60
FFSX	First Federal Bankshares Inc.	IA	586,813	70,295	51,709	0.72	0.49	5.87	4.00	04/14/99	NASDAQ	3,548,203	70.96
HZFS	Horizon Financial Svcs Corp.	IA	107,992	11,992	11,992	0.97	0.97	8.49	8.49	06/30/94	OTC BB	780,431	11.67
CASH	Meta Financial Group Inc.	IA	768,677	43,051	39,648	-0.12	-0.12	-2.13	-2.10	09/20/93	NASDAQ	2,503,655	45.70
FFFD	North Central Bancshares Inc.	IA	479,702	43,530	38,559	1.04	1.14	11.42	12.47	03/21/96	NASDAQ	1,534,340	58.15
AFBA	Allied First Bancorp Inc.	IL	146,076	10,109	9,530	0.62	0.14	8.13	1.80	12/31/01	OTC BB	511,318	8.95
BFIN	BankFinancial Corp	IL	1,786,723	322,180	302,252	0.46	NA	6.76	NA	06/24/05	NASDAQ	NA	351.82
BPLS	BankPlus FSB	IL	307,315	21,774	21,774	0.40	0.40	6.03	6.03	07/10/91	OTC BB	NA	19.81
ESDF	East Side Financial Inc.	IL	132,367	11,705	11,705	0.36	0.29	3.70	2.94	11/01/91	Pink Sheet	NA	10.27
EFC	EFC Bancorp Inc.	IL	1,035,520	89,188	89,188	0.64	0.62	7.65	7.40	04/07/98	AMEX	4,818,669	166.92
FBTC	First BancTrust Corp.	IL	234,089	26,610	26,610	0.61	0.56	5.11	4.70	04/19/01	NASDAQ	2,406,950	31.00
FFBI	First Federal Bancshares Inc.	IL	329,446	22,479	20,911	0.49	0.39	6.74	5.39	09/28/00	NASDAQ	1,244,224	26.45
GTPS	Great American Bancorp	IL	159,771	17,682	17,197	0.92	0.90	8.42	8.27	06/30/95	OTC BB	735,003	24.99
HMKF	Hemlock Federal Financial Corp	IL	294,132	22,605	21,406	0.30	0.26	4.25	3.66	04/02/97	Pink Sheet	NA	25.82
MAFB	MAF Bancorp Inc.	IL	10,059,203	950,257	633,498	1.04	1.06	10.56	10.69	01/12/90	NASDAQ	31,975,484	1396.33
MCPH	Midland Capital Holdings Corp.	IL	138,979	12,697	12,697	0.83	0.68	9.94	8.17	06/30/93	OTC BB	372,600	16.39
PFED	Park Bancorp Inc.	IL	257,025	30,607	30,607	0.75	0.45	6.50	3.95	08/12/96	NASDAQ	1,122,795	33.17
PEKS	Progressive Bancorp Inc.	IL	121,064	10,186	10,186	0.61	0.60	7.17	7.06	10/06/92	Pink Sheet	NA	13.31
RFBK	Rantoul First Bank SB	IL	29,504	2,479	2,479	0.65	0.21	8.84	2.90	04/02/03	Pink Sheet	190,961	4.11
RYFL	Royal Financial Inc.	IL	116,808	34,248	34,248	NA	NA	NA	NA	01/21/05	OTC BB	2,645,000	36.77
UMBR	Umbrella Bancorp Inc.	IL	74,979	5,303	5,278	-7.70	-6.82	-98.00	-86.82	NA	Pink Sheet	NA	1.58
VBAS	Vermilion Bancorp Inc.	IL	47,951	4,791	4,791	0.53	0.53	5.59	5.59	03/26/97	Pink Sheet	NA	8.28
WFBS	Washington Fed Bank for Svgs	IL	58,259	5,544	5,544	1.41	1.41	15.81	15.81	03/01/95	Pink Sheet	NA	2.61
WTWN	West Town Bancorp Inc.	IL	54,451	3,261	3,261	NA	NA	NA	NA	03/01/95	OTC BB	NA	2.69
AMFC	AMB Financial Corp.	IN	161,654	13,766	13,766	0.65	0.51	7.49	5.89	04/01/96	OTC BB	974,143	12.71
ASBI	Ameriana Bancorp	IN	428,705	38,969	38,405	0.47	0.48	5.16	5.26	03/02/87	NASDAQ	3,156,155	42.37
BRBI	Blue River Bancshares Inc.	IN	210,915	16,568	13,064	-0.09	0.08	-1.16	0.98	06/24/98	NASDAQ	3,507,150	17.75
CITZ	CFS Bancorp Inc.	IN	1,283,027	146,312	144,915	-0.45	-0.39	-4.09	-3.51	07/24/98	NASDAQ	12,345,782	170.20
CSFC	City Savings Financial Corp.	IN	158,526	12,273	12,273	0.31	NA	3.89	NA	12/28/01	OTC BB	555,450	11.66

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
DSFN	DSA Financial Corp.	IN	92,595	17,233	17,233	0.98	0.98	5.22	5.22	07/30/04	OTC BB	1,644,242	22.36
FFWC	FFW Corp.	IN	257,178	23,566	22,591	0.26	0.69	2.93	7.81	04/05/93	Pink Sheet	1,268,135	25.30
FDLB	Fidelity Federal Bancorp	IN	200,084	16,744	16,744	0.34	0.33	4.18	4.05	08/31/87	Pink Sheet	NA	16.22
FBEI	First Bancorp of Indiana Inc.	IN	277,368	29,921	27,972	0.55	0.55	5.19	5.19	04/07/99	NASDAQ	1,597,649	35.15
FCAP	First Capital Inc.	IN	438,420	41,550	35,665	0.81	0.82	8.20	8.24	01/04/99	NASDAQ	2,595,537	48.59
HFSK	HFS Bank FSB	IN	237,979	20,626	20,626	0.66	0.66	7.71	7.71	10/02/85	Pink Sheet	1,866,200	23.33
HBBI	Home Building Bancorp	IN	59,199	6,672	6,672	0.42	0.59	3.84	5.38	02/08/95	OTC BB	249,874	6.00
HWEN	Home Financial Bancorp	IN	69,653	7,329	7,329	0.67	0.69	6.29	6.53	07/02/96	Pink Sheet	1,355,950	8.14
LNCB	Lincoln Bancorp	IN	806,844	100,194	72,655	0.15	0.39	1.24	3.17	12/30/98	NASDAQ	5,400,253	91.80
LOGN	Logansport Financial Corp.	IN	156,896	16,901	16,901	0.70	0.70	6.73	6.71	06/14/95	Pink Sheet	NA	15.51
LSBI	LSB Financial Corp.	IN	367,379	31,836	31,836	0.97	0.97	11.31	11.31	02/03/95	NASDAQ	1,466,256	40.99
MFBC	MFB Corp.	IN	526,469	37,623	32,926	0.29	0.47	4.13	6.60	03/25/94	NASDAQ	1,353,460	35.31
MFSF	MutualFirst Financial Inc.	IN	858,123	87,610	86,723	0.60	0.82	5.68	7.74	12/30/99	NASDAQ	4,608,013	104.83
NIDB	Northeast Indiana Bancorp	IN	228,276	24,822	24,316	0.31	0.53	2.81	4.79	06/28/95	OTC BB	1,360,837	24.50
NWIN	NorthWest Indiana Bancorp	IN	591,584	45,392	45,392	1.16	1.15	14.87	14.74	NA	OTC BB	2,783,193	92.40
PCBH	PCB Holding Co.	IN	35,339	4,601	4,601	-0.14	-0.14	-1.00	-1.00	07/02/98	Pink Sheet	NA	5.79
PFDC	Peoples Bancorp	IN	493,667	65,681	62,983	0.91	0.97	6.93	7.39	07/07/87	NASDAQ	3,344,001	68.38
PBNC	PFS Bancorp Inc.	IN	133,980	20,641	20,629	0.70	0.68	3.97	3.81	10/12/01	NASDAQ	1,473,728	33.19
RIVR	River Valley Bancorp	IN	305,926	22,988	22,957	0.82	0.81	10.36	10.32	12/20/96	NASDAQ	1,588,987	33.29
TDCB	Third Century Bancorp	IN	123,528	22,847	22,847	0.49	0.49	2.79	2.79	06/30/04	OTC BB	1,653,125	21.49
UCBC	Union Community Bancorp	IN	264,291	33,835	31,163	0.62	0.65	4.72	4.98	12/29/97	NASDAQ	1,939,000	33.74
FFSL	First Independence Corp.	KS	169,717	15,089	15,089	0.78	0.76	8.49	8.28	10/08/93	OTC BB	NA	17.88
CKFB	CKF Bancorp Inc.	KY	155,430	16,825	15,725	1.55	1.20	14.53	11.27	01/04/95	OTC BB	1,409,133	23.24
CFBC	Community First Bancorp Inc.	KY	68,196	2,919	2,919	-1.47	-1.45	-26.87	-26.57	06/27/03	OTC BB	277,725	3.03
HFBC	HopFed Bancorp Inc.	KY	591,102	50,396	45,142	0.70	0.64	8.31	7.66	02/09/98	NASDAQ	3,647,917	57.49
FPBF	FPB Financial Corp.	LA	96,536	7,481	7,481	0.57	0.35	7.55	4.59	07/01/99	Pink Sheet	279,000	6.84
GLBP	Globe Bancorp Inc.	LA	29,896	5,206	5,206	0.75	0.75	4.09	4.09	07/10/01	OTC BB	273,800	4.93
GSLA	GS Financial Corp.	LA	189,403	28,825	28,825	0.08	0.43	0.58	3.00	04/01/97	NASDAQ	1,284,031	22.98
HSTD	Homestead Bancorp Inc.	LA	135,350	12,225	12,225	0.28	0.27	3.11	3.07	07/20/98	Pink Sheet	NA	12.02
TSH	Teche Holding Co	LA	677,258	61,316	57,308	0.88	0.85	9.81	9.45	04/19/95	AMEX	2,236,829	87.27
BFBC	Benjamin Franklin Bancorp Inc	MA	863,784	109,229	70,533	NA	NA	NA	NA	04/05/05	NASDAQ	8,488,898	115.95
BHL	Berkshire Hills Bancorp Inc.	MA	2,066,593	244,497	142,330	0.35	0.69	3.50	6.86	06/28/00	AMEX	8,593,894	280.79
BRKL	Brookline Bancorp Inc.	MA	2,216,146	613,122	566,869	1.02	0.99	3.23	3.15	07/10/02	NASDAQ	61,594,291	970.10

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CEBK	Central Bancorp Inc.	MA	531,863	39,223	36,991	0.53	0.47	6.96	6.23	10/24/86	NASDAQ	1,590,181	44.53
HIFS	Hingham Instit. for Savings	MA	585,813	46,634	46,634	NA	NA	NA	NA	12/20/88	NASDAQ	2,090,250	87.79
LSBX	LSB Corp.	MA	545,463	58,686	58,686	0.61	0.61	5.49	5.48	05/02/86	NASDAQ	4,445,314	75.21
MASB	MASSBANK Corp.	MA	933,064	108,441	107,351	0.76	0.73	6.66	6.39	05/28/86	NASDAQ	4,366,617	150.44
MFLR	Mayflower Co-operative Bank	MA	240,562	18,650	18,578	0.81	0.81	10.26	10.21	12/23/87	NASDAQ	2,072,000	31.02
ABKD	American Bank Holdings Inc.	MD	290,170	18,735	18,735	1.05	1.03	16.02	15.83	NA	OTC BB	1,964,538	18.88
BUCS	BUCS Financial Corp	MD	128,606	10,923	10,923	0.57	0.31	6.74	3.67	03/15/01	OTC BB	801,968	10.75
PCGO	Prince George's FSB	MD	100,584	11,553	11,553	1.02	1.02	8.62	8.62	NA	Pink Sheet	NA	0.00
SVBI	Severn Bancorp Inc.	MD	791,720	65,842	65,508	1.87	1.87	22.16	22.16	NA	NASDAQ	8,318,184	164.70
WSB	Washington Savings Bank FSB	MD	533,211	53,458	53,458	1.58	1.57	16.63	16.48	08/03/88	AMEX	7,378,094	70.28
CTZN	Citizens First Bancorp Inc.	MI	1,567,589	165,703	152,430	0.61	0.62	5.25	5.33	03/07/01	NASDAQ	8,193,201	184.65
FFNM	First Fed of N Michigan Bncp	MI	276,528	36,389	32,635	0.06	0.23	0.67	2.49	04/04/05	NASDAQ	3,100,021	28.86
FBC	Flagstar Bancorp Inc.	MI	14,916,627	755,278	755,278	0.84	0.84	15.38	15.38	04/30/97	NYSE	62,243,888	1092.59
MCBF	Monarch Community Bancorp Inc	MI	276,431	40,020	28,858	-0.69	-0.56	-4.82	-3.91	08/30/02	NASDAQ	2,708,692	35.84
STBI	Sturgis Bancorp	MI	311,026	26,177	20,958	0.72	0.72	8.11	8.11	11/10/88	Pink Sheet	2,520,955	32.77
HMNF	HMN Financial Inc.	MN	985,661	86,558	82,480	1.04	1.08	11.60	12.10	06/30/94	NASDAQ	4,407,494	141.90
REDW	Redwood Financial Inc.	MN	72,410	8,833	8,833	0.36	0.35	2.99	2.93	07/10/95	Pink Sheet	492,582	10.34
WEFP	Wells Financial Corp.	MN	253,346	25,070	25,070	0.85	NA	8.39	NA	04/11/95	OTC BB	1,027,180	29.79
CCFC	CCSB Financial Corp.	MO	95,574	13,976	13,976	0.12	0.12	0.77	0.77	01/09/03	OTC BB	921,932	14.05
FBSI	First Bancshares Inc.	MO	251,138	27,402	26,972	0.95	0.95	8.89	8.87	12/22/93	NASDAQ	1,552,610	27.95
LXMO	Lexington B&L Financial Corp.	MO	134,226	13,875	13,086	0.67	0.67	6.55	6.54	06/06/96	OTC BB	622,032	15.55
MCMH	MCM Savings Bank FSB	MO	77,044	5,281	5,271	0.47	0.36	7.09	5.47	NA	Pink Sheet	NA	5.15
NASB	NASB Financial Inc.	MO	1,512,590	145,283	142,187	1.81	1.81	18.47	18.47	09/27/85	NASDAQ	8,444,942	346.24
PULB	Pulaski Financial Corp.	MO	770,261	46,699	46,241	1.12	1.12	17.32	17.32	12/03/98	NASDAQ	8,435,063	151.20
CSBC	Citizens South Banking Corp.	NC	514,894	70,877	63,567	0.56	0.64	3.98	4.57	10/01/02	NASDAQ	7,264,515	89.23
CDLX	Coddle Creek Financial Corp.	NC	135,901	20,695	20,695	0.73	0.73	4.80	4.80	12/31/97	Pink Sheet	652,000	22.48
KSBI	KS Bancorp Inc.	NC	259,736	15,396	15,396	0.65	0.65	8.55	8.53	12/30/93	OTC BB	1,309,501	24.29
MTUC	Mutual Community Savings Bank	NC	93,434	7,488	7,488	0.17	0.16	1.99	1.95	06/29/93	OTC BB	363,719	4.82
SSFC	South Street Financial Corp.	NC	228,439	25,786	25,786	0.64	0.64	5.46	5.46	10/03/96	NASDAQ	3,037,886	28.86
AFSF	AFS Financial Corp.	ND	243,715	18,501	18,447	0.76	0.63	9.91	8.12	NA	OTC BB	NA	0.00
CFB	Commercial Federal Corp.	NE	10,316,615	755,393	585,681	0.00	0.32	0.07	4.65	12/31/84	NYSE	38,213,347	1298.17
TONE	TierOne Corp.	NE	3,204,275	289,611	236,386	0.94	0.94	9.78	9.74	10/02/02	NASDAQ	18,141,522	515.10
NHTB	New Hampshire Thrift Bncshrs	NH	628,313	45,380	33,240	0.78	0.80	10.86	11.09	05/22/86	NASDAQ	4,194,980	61.25

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SWGC	Siwooganock Holding Company	NH	79,007	6,818	6,818	0.90	0.53	10.80	6.37	NA	Pink Sheet	NA	6.45
FNSW	Farnsworth Bancorp Inc.	NJ	104,119	9,354	9,354	0.45	0.44	5.37	5.26	09/30/98	OTC BB	650,311	12.32
FMCO	FMS Financial Corp.	NJ	1,217,301	73,747	71,513	0.66	0.63	11.63	11.09	12/14/88	NASDAQ	6,502,560	109.12
HCBK	Hudson City Bancorp Inc.	NJ	26,005,131	5,473,555	5,473,555	1.22	1.19	15.10	14.74	06/07/05	NASDAQ	597,471,988	7308.33
OCFC	OceanFirst Financial Corp.	NJ	1,977,764	135,286	133,962	1.02	1.01	14.23	14.14	07/03/96	NASDAQ	12,742,633	302.04
PBCI	Pamrapo Bancorp Inc.	NJ	638,882	56,819	56,819	1.24	1.24	14.55	14.55	11/14/89	NASDAQ	4,975,542	109.31
PFSB	PennFed Financial Services Inc	NJ	2,050,551	124,054	124,054	0.78	0.78	12.64	12.64	07/15/94	NASDAQ	13,280,038	248.60
PFS	Provident Financial Services	NJ	6,288,754	1,101,137	663,074	0.94	0.93	5.39	5.36	01/16/03	NYSE	71,028,196	1284.94
RBLG	Roebling Financial Corp.	NJ	105,350	15,996	15,996	0.60	0.60	4.12	4.12	10/01/04	OTC BB	1,710,045	16.59
SYNF	Synergy Finl Group Inc.	NJ	923,016	98,905	98,032	0.52	0.52	4.33	4.33	01/21/04	NASDAQ	11,966,054	148.26
AABC	Access Anytime Bancorp Inc.	NM	374,328	22,425	12,318	0.43	0.42	7.25	7.19	08/08/86	NASDAQ	1,724,387	24.84
FFSW	First Fed Banc of the SW Inc	NM	563,852	48,230	43,119	NA	NA	NA	NA	NA	NASDAQ	3,930,293	64.81
AF	Astoria Financial Corp.	NY	22,826,049	1,392,641	1,207,490	0.98	1.02	16.41	17.08	11/18/93	NYSE	108,208,696	2984.85
ALFC	Atlantic Liberty Financial	NY	183,955	28,318	28,318	1.13	0.87	7.52	5.79	10/23/02	NASDAQ	1,682,147	45.80
CNY	Carver Bancorp Inc.	NY	618,945	47,059	47,059	0.40	0.57	5.22	7.49	10/25/94	AMEX	2,511,874	42.97
DCOM	Dime Community Bancshares Inc.	NY	3,273,458	287,527	231,889	1.17	1.28	14.13	15.51	06/26/96	NASDAQ	37,143,454	556.99
ESBK	Elmira Savings Bank	NY	325,562	22,886	22,484	0.82	0.80	11.94	11.59	03/01/85	NASDAQ	1,204,028	33.27
ESLB	ES&L Bancorp Inc.	NY	210,979	20,256	20,256	1.27	0.93	13.81	10.10	NA	OTC BB	767,749	26.18
FNFG	First Niagara Finl Group	NY	7,982,290	1,381,168	645,654	1.13	1.16	6.27	6.45	01/21/03	NASDAQ	114,366,257	1652.31
FFIC	Flushing Financial Corp.	NY	2,238,987	168,642	164,737	1.12	1.15	14.74	15.23	11/21/95	NASDAQ	19,275,807	334.94
ICBC	Independence Cmnty Bank Corp.	NY	18,144,642	2,294,466	1,029,421	1.29	1.31	10.13	10.25	03/17/98	NASDAQ	83,364,441	2954.69
NYB	New York Community Bancorp	NY	25,204,692	3,250,264	1,230,470	1.49	1.48	11.44	11.41	11/23/93	NYSE	265,681,667	4763.95
PRTR	Partners Trust Financial	NY	3,739,163	549,375	281,463	0.54	0.67	3.67	4.55	07/15/04	NASDAQ	49,987,947	593.02
PBNY	Provident New York Bancorp	NY	2,559,378	399,694	226,814	0.86	0.86	5.07	5.08	01/15/04	NASDAQ	43,848,778	520.07
ROME	Rome Bancorp Inc.	NY	311,278	92,614	92,614	1.03	1.04	5.76	5.82	03/31/05	NASDAQ	9,645,246	97.83
SFFS	Sound Federal Bancorp Inc.	NY	1,060,811	128,084	114,114	0.52	0.51	4.02	3.97	01/07/03	NASDAQ	12,298,206	205.99
TRST	TrustCo Bank Corp NY	NY	2,878,787	234,228	233,675	2.04	1.79	25.53	22.43	NA	NASDAQ	74,896,303	965.85
ASBP	ASB Financial Corp.	OH	184,482	19,194	19,194	1.24	NA	11.67	NA	05/11/95	Pink Sheet	1,709,000	35.97
GCFC	Central Federal Corp.	OH	165,092	19,428	17,442	-1.06	-0.88	-8.60	-7.10	12/30/98	NASDAQ	2,243,662	22.52
CIBI	Community Investors Bancorp	OH	122,762	13,007	13,007	0.75	0.74	6.89	6.77	02/07/95	NASDAQ	1,055,642	14.81
FFDF	FFD Financial Corp.	OH	148,559	17,402	17,402	0.78	0.63	6.40	5.14	04/03/96	NASDAQ	1,185,000	20.34
FDEF	First Defiance Financial	OH	1,399,626	147,550	107,846	0.84	1.00	7.55	9.01	10/02/95	NASDAQ	7,056,000	194.00
FFHS	First Franklin Corp.	OH	271,632	24,544	24,544	0.34	0.18	3.89	2.06	01/26/88	NASDAQ	1,655,905	28.15

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FNFI	First Niles Financial Inc.	OH	100,326	16,630	16,630	1.14	0.80	7.01	4.87	10/27/98	NASDAQ	1,384,553	21.11
FPFC	First Place Financial Corp.	OH	2,498,943	236,656	166,298	0.79	0.91	8.29	9.48	01/04/99	NASDAQ	15,026,000	299.62
HCFC	Home City Financial Corp.	OH	150,847	13,038	12,775	0.47	0.33	5.75	4.06	12/30/96	NASDAQ	835,690	13.00
HLFC	Home Loan Financial Corp.	OH	162,053	22,959	22,959	0.80	0.80	5.63	5.63	03/26/98	NASDAQ	1,699,913	31.40
IDVB	Indian Village Bancorp Inc.	OH	97,358	8,364	8,364	0.02	NA	0.29	NA	07/02/99	OTC BB	436,547	7.69
NLVS	Northern Savings & Loan Co	OH	336,947	44,077	44,077	0.96	0.96	7.07	7.07	NA	OTC BB	2,458,068	43.63
OCFL	OC Financial Inc	OH	59,770	7,427	7,427	NA	NA	NA	NA	04/01/05	OTC BB	560,198	6.53
OHSF	Ohio Savings Financial Corp.	OH	14,629,256	1,073,363	1,072,134	0.95	0.95	12.21	12.22	NA	Pink Sheet	NA	1207.07
PCBI	Peoples Community Bancorp Inc.	OH	991,608	76,359	64,530	0.32	0.26	3.78	3.09	03/30/00	NASDAQ	3,922,733	96.81
POHF	Peoples Ohio Financial	OH	199,881	24,925	24,925	0.93	0.93	7.28	7.28	12/18/89	OTC BB	NA	29.43
PSFC	Peoples-Sidney Financial Corp.	OH	136,114	17,651	17,651	0.74	0.74	5.71	5.71	04/28/97	NASDAQ	1,432,648	20.42
PFOH	Perpetual Federal Savings Bank	OH	356,081	53,046	53,046	1.51	1.45	10.17	9.76	04/19/91	OTC BB	2,469,612	68.16
PVFC	PVF Capital Corp.	OH	811,867	65,457	65,457	0.70	0.70	8.51	8.51	12/30/92	NASDAQ	7,728,834	100.49
UCFC	United Community Finl Corp.	OH	2,422,099	257,348	221,223	0.82	0.84	7.40	7.62	07/09/98	NASDAQ	31,011,226	340.82
WAYN	Wayne Savings Bancshares	OH	406,589	37,716	35,454	0.09	0.29	0.87	2.79	01/09/03	NASDAQ	3,429,244	51.68
ESBF	ESB Financial Corp.	PA	1,832,225	136,193	89,931	0.73	0.73	10.16	10.16	06/13/90	NASDAQ	13,514,689	161.63
FSBI	Fidelity Bancorp Inc.	PA	670,666	42,288	39,466	0.61	0.60	9.45	9.30	06/24/88	NASDAQ	2,926,754	55.55
FKFS	First Keystone Financial	PA	573,581	29,433	29,433	0.13	0.13	2.55	2.59	01/26/95	NASDAQ	2,022,378	39.46
FSSB	First Star Bancorp Inc.	PA	605,774	31,333	31,333	0.61	0.53	11.37	9.82	05/15/87	Pink Sheet	588,754	22.37
HARL	Harleysville Savings Financial	PA	757,509	46,857	46,857	0.68	0.68	11.17	11.02	08/04/87	NASDAQ	3,896,099	67.71
KNBT	KNBT Bancorp Inc.	PA	3,116,886	404,426	267,892	0.79	0.74	5.02	4.69	11/03/03	NASDAQ	31,536,420	520.71
LARL	Laurel Capital Group Inc.	PA	307,742	27,293	23,889	0.62	0.62	6.94	6.94	02/20/87	NASDAQ	1,940,021	40.73
NTNY	Nittany Financial Corp.	PA	326,517	23,605	21,842	1.20	1.19	18.48	18.38	10/23/98	OTC BB	2,113,738	69.75
PVSA	Parkvale Financial Corp.	PA	1,875,844	112,971	79,850	0.67	0.67	10.70	10.68	07/16/87	NASDAQ	5,621,946	161.29
RSVI	RSV Bancorp Inc.	PA	73,736	9,735	9,735	0.68	0.57	4.67	3.90	04/08/02	OTC BB	559,310	9.51
SEFL	SE Financial Corp.	PA	124,847	31,696	31,696	0.79	NA	3.26	NA	05/06/04	OTC BB	2,578,875	35.95
SOV	Sovereign Bancorp Inc.	PA	59,922,283	5,742,829	2,778,910	0.97	1.01	10.61	11.06	08/12/86	NYSE	368,677,730	8842.83
THRD	TF Financial Corp.	PA	649,833	62,346	57,659	1.01	1.01	10.80	10.80	07/13/94	NASDAQ	2,924,205	84.09
WGBC	Willow Grove Bncp Inc.	PA	958,943	106,731	105,849	0.69	0.78	6.28	7.07	04/04/02	NASDAQ	9,387,000	140.80
WVFC	WVS Financial Corp.	PA	421,044	29,201	29,201	0.71	NA	10.03	NA	11/29/93	NASDAQ	2,394,000	39.41
CFCP	Coastal Financial Corp.	SC	1,486,058	95,829	95,829	1.19	1.20	18.73	18.81	09/26/90	NASDAQ	17,668,277	264.72
FCPB	First Capital Bancshares Inc.	SC	46,524	4,254	4,254	0.91	0.91	9.60	9.60	10/29/99	Pink Sheet	NA	5.36
FFCH	First Financial Holdings Inc.	SC	2,526,540	172,391	149,297	1.03	0.89	15.09	13.08	11/10/83	NASDAQ	12,242,613	371.64

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PEDE	Great Pee Dee Bancorp Inc.	SC	195,498	26,152	25,288	0.66	NA	4.41	NA	12/31/97	NASDAQ	1,801,000	27.47
SFDL	Security Federal Corp.	SC	602,453	36,399	36,399	0.64	0.63	10.45	10.41	10/30/87	OTC BB	2,535,161	62.76
HFFC	HF Financial Corp.	SD	897,578	53,635	48,684	0.60	0.60	9.66	9.63	04/08/92	NASDAQ	3,484,230	64.01
JFBI	Jefferson Bancshares Inc.	TN	295,041	82,028	82,028	1.14	1.15	3.92	3.95	07/02/03	NASDAQ	7,289,284	95.34
SCYT	Security Bancorp Inc.	TN	129,623	11,370	11,370	0.89	0.89	9.54	9.54	06/30/97	OTC BB	NA	12.32
SFBK	SFB Bancorp Inc.	TN	59,569	13,171	13,171	1.24	1.24	5.54	5.54	05/30/97	Pink Sheet	NA	11.80
UTBI	United Tennessee Bankshares	TN	118,244	18,849	18,176	1.66	1.39	11.08	9.26	01/05/98	NASDAQ	1,180,999	25.63
BAFI	BancAffiliated Inc.	TX	102,197	7,943	7,943	NA	NA	NA	NA	06/01/01	Pink Sheet	NA	7.62
ETFS	East Texas Financial Services	TX	246,500	20,373	18,203	0.05	0.03	0.60	0.39	01/10/95	OTC BB	NA	19.92
FBTX	Franklin Bank Corp.	TX	4,300,506	308,384	198,905	0.76	0.76	9.82	9.79	12/18/03	NASDAQ	22,741,167	396.12
CFFC	Community Financial Corp.	VA	404,875	32,560	32,551	1.06	1.02	12.99	12.56	03/30/88	NASDAQ	2,091,106	44.01
GAFC	Greater Atlantic Financial	VA	365,017	17,233	16,277	-0.61	-0.81	-13.16	-17.45	06/28/99	NASDAQ	3,020,934	16.62
FMSB	First Mutual Bancshares Inc.	WA	1,045,470	64,608	64,608	0.99	0.99	16.61	16.61	12/17/85	NASDAQ	5,342,191	138.19
FBNW	FirstBank NW Corp.	WA	843,961	73,960	54,528	0.85	0.85	9.14	9.14	07/02/97	NASDAQ	2,998,695	82.85
HRZB	Horizon Financial Corp.	WA	1,027,958	107,324	106,779	1.43	1.42	12.56	12.44	08/01/86	NASDAQ	9,948,787	202.94
RPFG	Rainier Pacific Finl Group Inc	WA	769,418	88,473	88,281	0.44	0.48	3.39	3.75	10/21/03	NASDAQ	6,988,766	115.18
RVSB	Riverview Bancorp Inc.	WA	737,489	87,398	59,987	1.08	1.23	8.54	9.66	10/01/97	NASDAQ	5,810,936	127.86
TSBK	Timberland Bancorp Inc.	WA	552,879	72,989	65,412	1.20	1.20	8.42	8.43	01/13/98	NASDAQ	3,738,737	88.98
WFSL	Washington Federal Inc.	WA	7,930,456	1,174,178	1,116,156	1.90	1.94	12.59	12.81	11/17/82	NASDAQ	86,777,363	2022.30
WM	Washington Mutual Inc.	WA	323,533,000	22,350,000	15,986,000	1.02	1.04	14.46	14.79	03/11/83	NYSE	878,384,493	36983.93
ABCW	Anchor BanCorp Wisconsin	WI	4,136,822	315,416	295,346	1.26	1.25	15.83	15.71	07/16/92	NASDAQ	22,174,560	671.23
BKMU	Bank Mutual Corp.	WI	3,528,572	561,676	505,025	0.90	0.84	4.64	4.31	10/30/03	NASDAQ	63,542,882	697.90
SVBC	Sistersville Bancorp Inc.	WV	46,986	7,569	7,569	0.78	0.78	4.95	4.95	06/26/97	Pink Sheet	NA	7.09
CRZY	Crazy Woman Creek Bancorp	WY	91,612	8,669	8,473	0.20	0.16	1.97	1.63	03/29/96	Pink Sheet	NA	9.92

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2005

		ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		4,090,119	349,363	270,805	1.04	1.02	12.63	12.34			24,437,105	579.19
MEDIAN		428,705	39,223	35,665	0.75	0.74	7.51	7.20			3,456,737.00	46.80
HIGH		323,533,000	22,350,000	15,986,000	2.27	2.27	25.53	23.28			878,384,493	36,983.93
LOW		29,504	2,479	2,479	-7.70	-6.82	-98.00	-86.82			190,961	0.00
AVERAGE FOR STATE												
NE		6,760,445	522,502	411,034	0.20	0.44	2.64	6.00			28,177,435	906.64
AVERAGE BY REGION												
MIDWEST		1,027,221	88,843	78,866	0.71	0.75	8.13	8.52			5,913,495	122.63
NEW ENGLAND		1,341,432	231,429	174,818	0.76	0.82	4.09	4.41			19,612,106	303.21
MID ATLANTIC		4,517,340	534,653	352,947	1.09	1.10	10.74	10.87			44,950,383	788.81
SOUTHEAST		1,447,150	96,523	85,388	0.60	0.43	8.73	6.37			11,867,511	175.63
SOUTHWEST		740,633	53,068	42,162	0.79	0.50	10.95	6.94			4,886,295	62.72
WEST		20,475,245	1,465,789	1,197,448	1.13	1.10	15.60	15.12			69,633,250	2,721.38
AVERAGE BY EXCHANGE												
NYSE		43,975,128	3,337,844	2,485,517	1.08	1.07	14.17	13.95			163,975,926	5,930.89
AMEX		819,063	78,288	63,043	0.64	0.77	7.42	8.88			4,935,386	107.83
NASDAQ		1,750,704	200,433	163,589	0.95	0.90	9.40	8.94			17,130,936	294.39
OTC		188,420	18,623	18,457	0.79	0.71	8.14	7.30			1,332,377	23.52
Pink Sheets		588,453	45,360	45,083	0.81	0.80	9.99	9.87			1,092,354	49.80

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 23, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	13.000	15.620	10.950	3.34	10.26	6.31	41.89	0.16	40.62	206.17	31.03	39.67
NVSL	Naugatuck Valley Finl (MHC)	CT	NASDAQ	12.180	12.190	9.800	8.75	20.95	6.85	40.59	0.12	NA	177.76	30.00	NA
NEBS	New England Bancshares (MHC)	CT	OTC BB	24.700	25.050	14.150	-1.20	59.35	13.26	98.97	0.15	43.33	186.27	24.15	44.08
PBCT	People's Bank (MHC)	CT	NASDAQ	30.660	33.750	21.200	-4.46	6.02	8.84	77.30	0.83	35.24	346.83	39.68	40.09
PSBH	PSB Holdings Inc. (MHC)	CT	NASDAQ	10.600	12.250	9.500	1.92	4.95	7.64	48.63	0.15	58.89	138.81	21.80	NA
RCKB	Rockville Financial Inc. (MHC)	CT	NASDAQ	13.660	15.790	9.720	-9.89	30.34	7.63	50.50	0.00	NA	178.97	27.05	NA
SIFI	SI Financial Group Inc. (MHC)	CT	NASDAQ	12.150	12.490	9.740	-0.40	19.94	6.51	52.37	0.06	NA	186.66	23.20	NA
ACFC	Atlantic Coast Fed Corp (MHC)	GA	NASDAQ	14.060	15.150	10.690	5.40	14.68	6.84	48.76	0.11	NA	205.49	28.84	NA
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	35.450	44.150	30.600	1.81	6.91	13.60	55.17	3.10	63.30	260.66	64.78	91.91
HBOS	Heritage Financial Group (MHC)	GA	NASDAQ	11.030	11.270	10.500	1.57	NA	6.09	32.77	0.00	NA	181.12	33.66	NA
WCFB	Webster City Fed Bncp (MHC)	IA	Pink Sheet	12.750	14.300	12.000	-3.77	-5.56	5.99	27.57	0.68	39.84	213.00	46.25	45.54
HOME	Home Federal Bancorp (MHC)	ID	NASDAQ	13.100	13.420	11.000	5.73	11.21	6.82	44.66	0.10	NA	192.08	29.34	NA
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	23.500	25.000	22.750	-6.00	-1.92	13.17	122.92	0.00	33.10	178.44	19.36	33.10
FFFS	First Fed Finl Srvcs (MHC)	IL	NASDAQ	13.500	15.370	12.650	3.05	-1.46	9.53	35.35	0.33	25.47	141.71	38.19	25.47
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	13.440	20.750	11.820	-1.32	-9.19	10.52	128.64	0.30	30.55	127.79	10.45	31.03
OTTW	Ottawa Savings Bancorp (MHC)	IL	OTC BB	10.510	11.250	10.200	2.54	NA	NA	NA	0.00	NA	NA	NA	NA
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	22.500	25.500	18.500	0.00	-0.75	10.79	102.98	0.63	26.47	208.59	21.85	25.97
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	33.910	37.310	31.280	-5.44	-0.35	11.90	113.20	2.00	NM	284.96	29.29	NM
KFFB	Kentucky First Federal (MHC)	KY	NASDAQ	10.750	11.840	10.050	-4.62	-4.87	7.62	32.36	0.20	NA	141.08	33.22	NA
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	OTC BB	9.850	10.250	9.300	1.03	0.00	9.11	31.28	0.05	39.40	108.09	31.49	52.66
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	20.750	22.000	19.000	1.22	2.98	14.02	79.94	0.30	20.34	148.00	24.82	20.34
GTWN	Georgetown Bancorp Inc. (MHC)	MA	OTC BB	9.250	10.400	8.240	-2.63	0.54	6.94	57.26	0.00	NA	133.21	16.15	NA
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	28.000	29.250	25.000	0.00	9.80	16.38	216.55	0.00	22.05	170.94	12.93	22.81
UBNK	United Financial Bancorp (MHC)	MA	NASDAQ	11.930	12.410	11.060	0.68	NA	NA	NA	0.00	NA	NA	NA	NA
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	28.250	32.000	24.000	0.00	16.49	18.15	175.92	0.23	39.24	155.64	16.06	42.07
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	24.110	26.000	21.350	-4.70	1.26	12.58	80.59	0.60	38.27	191.65	28.58	38.39
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	13.700	18.000	12.320	-2.14	-0.36	7.39	136.65	0.50	NM	185.35	10.03	155.40
BVFL	BV Financial Inc. (MHC)	MD	OTC BB	8.950	10.000	8.250	1.13	4.07	6.91	43.58	0.00	NA	129.44	20.54	NA
SFBI	SFSB Inc. (MHC)	MD	OTC BB	9.150	11.000	8.400	1.10	5.17	7.66	52.71	0.00	NA	119.41	17.36	NA
LBTM	Liberty Savings Bank (MHC)	MO	OTC BB	27.600	30.800	23.500	2.22	-7.69	15.47	172.23	0.60	33.25	178.46	16.03	33.58
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	32.750	38.000	30.000	3.15	9.17	20.17	186.97	0.74	22.59	162.39	17.52	22.63
ASFE	AF Financial Group (MHC)	NC	OTC BB	20.000	23.000	14.900	0.00	34.23	12.24	207.78	0.20	40.82	163.33	9.63	40.82
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	22.900	30.000	18.000	3.85	-8.40	14.93	85.41	0.59	20.45	153.41	26.81	20.45

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 23, 2005

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
MNCK	Monadnock Community Bncp (MHC)	NH	OTC BB	9.100	14.000	7.200	5.81	-30.00	5.48	82.76	0.00	NA	165.94	11.00	NA
ASBH	ASB Holding Co (MHC)	NJ	OTC BB	26.750	27.000	14.700	5.73	21.59	7.07	79.80	0.84	NM	378.22	33.52	70.05
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	NASDAQ	10.330	12.900	9.980	-3.46	0.68	6.69	27.89	0.18	54.37	154.31	37.04	54.97
COBK	Colonial Bkshrs Inc. (MHC)	NJ	NASDAQ	10.600	11.250	9.950	-1.85	NA	7.99	70.27	0.00	NA	132.59	15.08	NA
KRNY	Kearny Financial Corp (MHC)	NJ	NASDAQ	11.650	12.190	10.000	-2.92	9.91	6.95	28.97	0.04	43.15	167.64	40.22	58.71
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTC BB	9.400	12.000	8.600	-2.08	4.44	7.08	48.20	0.00	NA	132.71	19.50	NA
OSHC	Ocean Shore Holding Co. (MHC)	NJ	NASDAQ	11.750	13.050	9.860	2.26	10.85	6.99	62.50	0.00	NA	167.98	18.80	NA
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	11.250	12.500	9.620	3.21	13.07	6.79	37.00	0.00	21.63	165.68	30.38	21.63
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	37.000	45.000	36.000	0.00	2.07	NA	NA	0.76	NA	NA	NA	NA
BFSB	Brooklyn Federal Bancorp (MHC)	NY	NASDAQ	11.772	12.300	9.110	0.27	17.13	5.62	25.69	0.00	NA	209.60	45.82	NA
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	OTC BB	9.360	11.455	8.900	-4.00	-4.00	6.36	54.65	0.00	52.00	147.23	17.13	52.00
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	13.050	16.500	12.480	-2.25	-4.04	8.13	51.71	0.41	31.83	160.52	25.24	34.11
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	18.061	19.000	14.800	-1.52	1.15	8.03	71.35	0.44	25.80	224.92	25.00	25.80
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	11.950	17.200	10.658	-3.63	-6.27	7.01	57.04	0.41	24.90	170.47	20.69	21.45
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	13.990	26.500	13.650	-0.14	-9.45	8.67	126.05	0.41	36.82	161.36	11.27	45.98
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	11.520	13.240	10.750	-1.96	3.32	7.83	28.35	0.22	44.31	147.18	40.64	44.31
OFFO	Osage Federal Financial (MHC)	OK	OTC BB	13.500	15.050	11.150	-3.16	0.00	5.96	43.26	0.34	51.92	226.45	31.20	51.92
ABBC	Abington Community Bncp (MHC)	PA	NASDAQ	12.750	13.750	10.300	3.32	10.97	7.56	50.22	0.05	NA	168.66	25.39	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	30.000	33.000	28.150	4.35	0.33	16.30	74.70	1.30	NM	184.05	40.17	32.16
FFCO	FedFirst Financial Corp. (MHC)	PA	NASDAQ	9.100	9.560	8.350	1.68	4.60	7.04	43.23	0.00	NA	129.25	21.05	NA
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	26.000	41.500	21.500	20.31	11.02	10.10	112.44	0.36	NM	257.51	23.12	65.87
NPEN	North Penn Bancorp Inc. (MHC)	PA	OTC BB	10.150	11.000	10.040	0.40	NA	9.35	63.63	0.00	NA	108.51	15.95	NA
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	22.030	26.320	19.790	-0.50	4.14	11.45	124.51	0.50	19.85	192.40	17.69	19.97
PBIP	Prudential Bncp Inc. PA (MHC)	PA	NASDAQ	11.910	12.070	8.500	2.76	22.78	7.26	35.55	0.04	NA	164.12	33.50	NA
FSGB	First Federal of SC FSB (MHC)	SC	Pink Sheet	35.000	35.000	14.000	0.00	0.00	16.00	NA	0.00	NA	218.75	20.75	NA
CZWI	Citizens Community Bncp (MHC)	WI	OTC BB	12.700	15.500	11.800	0.00	-7.64	6.49	63.65	0.20	35.42	195.55	19.95	48.76
GFCJ	Guaranty Financial MHC	WI	Pink Sheet	145.000	190.000	134.000	-3.33	-5.84	NA	NA	10.48	NA	NA	NA	NA
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			19.239	22.573	16.404	0.35	5.43	9.39	75.36	0.49	35.97	180.13	25.72	43.34
	MEDIAN			13.050	15.150	11.000	0.00	3.70	7.65	56.10	0.16	36.82	168.32	24.91	39.88
	HIGH			145.000	190.000	134.000	20.31	59.35	20.17	216.55	10.48	63.30	378.22	64.78	155.40
	LOW			8.950	9.560	7.200	-9.89	-30.00	5.48	25.69	0.00	19.85	108.09	9.63	19.97

EXHIBIT 5

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 23, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	615,881	92,703	88,149	0.74	0.76	4.99	5.11	03/31/04	NASDAQ	14,701,800	191.12
NVSL	Naugatuck Valley Finl (MHC)	CT	308,695	52,105	51,865	0.16	0.56	1.03	3.50	10/01/04	NASDAQ	7,604,375	92.62
NEBS	New England Bancshares (MHC)	CT	223,429	28,961	27,118	0.61	0.60	4.54	4.47	06/04/02	OTC BB	2,257,651	55.76
PBCT	People's Bank (MHC)	CT	10,930,800	1,250,500	1,143,700	1.16	1.02	10.35	9.10	07/06/88	NASDAQ	141,400,000	4,337.63
PSBH	PSB Holdings Inc. (MHC)	CT	337,635	53,020	53,020	0.39	NA	3.05	NA	10/05/04	NASDAQ	6,943,125	73.60
RCKB	Rockville Financial Inc. (MHC)	CT	981,473	148,340	147,270	NA	NA	NA	NA	05/23/05	NASDAQ	19,435,000	265.48
SIFI	SI Financial Group Inc. (MHC)	CT	657,935	81,780	81,536	0.30	0.59	2.64	5.21	10/01/04	NASDAQ	12,563,750	152.65
ACFC	Atlantic Coast Fed Corp (MHC)	GA	709,299	99,538	96,528	0.49	0.49	3.89	3.93	10/05/04	NASDAQ	14,547,500	204.54
CHFN	Charter Financial Corp. (MHC)	GA	1,081,518	268,768	262,958	1.02	0.70	4.09	2.81	10/17/01	NASDAQ	19,603,674	694.95
HBOS	Heritage Financial Group (MHC)	GA	368,369	68,458	68,458	NA	NA	NA	NA	06/30/05	NASDAQ	11,241,250	123.99
WCFB	Webster City Fed Bncp (MHC)	IA	103,990	22,581	22,479	1.04	1.04	4.75	4.75	08/15/94	Pink Sheet	3,772,372	48.10
HOME	Home Federal Bancorp (MHC)	ID	679,223	103,741	103,741	0.78	NA	6.37	NA	12/07/04	NASDAQ	15,208,750	199.23
AJSB	AJS Bancorp Inc. (MHC)	IL	266,790	28,952	28,952	0.59	0.59	5.23	5.23	12/27/01	OTC BB	2,170,455	50.98
FFFS	First Fed Finl Srvcs (MHC)	IL	138,563	37,345	37,345	1.48	1.48	5.54	5.54	06/29/04	NASDAQ	3,920,060	52.92
JXSB	Jacksonville Bancorp (MHC)	IL	253,047	20,687	17,721	0.34	0.33	4.23	4.17	04/21/95	NASDAQ	1,967,027	26.44
OTTW	Ottawa Savings Bancorp (MHC)	IL	183,160	11,428	11,428	NA	NA	NA	NA	07/15/05	OTC BB	NA	23.38
MSVB	Mid-Southern Savings Bank(MHC)	IN	150,899	15,806	15,806	0.82	0.84	8.21	8.38	04/09/98	OTC BB	1,465,338	32.97
CFFN	Capitol Federal Finl (MHC)	KS	8,419,210	865,332	865,332	-0.91	-0.91	-9.11	-9.11	04/01/99	NASDAQ	74,371,782	2,521.92
KFFB	Kentucky First Federal (MHC)	KY	278,178	65,495	50,052	0.63	NA	2.79	NA	03/03/05	NASDAQ	8,596,250	92.41
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	111,329	32,431	32,431	0.81	0.61	3.62	2.71	01/21/05	OTC BB	3,558,958	35.06
MDNB	Minden Bancorp Inc (MHC)	LA	110,473	18,526	18,526	1.33	1.33	7.86	7.86	07/02/02	OTC BB	1,381,911	28.67
GTWN	Georgetown Bancorp Inc. (MHC)	MA	159,027	19,285	19,285	0.15	0.20	1.84	2.43	01/06/05	OTC BB	2,777,250	25.69
SERC	Service Bancorp Inc. (MHC)	MA	350,602	26,515	26,515	0.64	0.62	8.11	7.84	10/08/98	OTC BB	1,619,000	45.33
UBNK	United Financial Bancorp (MHC)	MA	952,687	64,883	64,883	NA	NA	NA	NA	07/13/05	NASDAQ	NA	205.27
WFSM	Westborough Finl Services(MHC)	MA	280,441	28,936	28,936	0.42	0.39	3.94	3.67	02/16/00	OTC BB	1,594,174	45.04
WFD	Westfield Financial Inc. (MHC)	MA	802,283	119,620	119,620	0.75	0.75	5.10	5.08	12/28/01	AMEX	9,954,512	240.00
BCSB	BCSB Bankcorp Inc. (MHC)	MD	806,601	43,629	41,024	0.13	0.08	2.28	1.42	07/08/98	NASDAQ	5,902,548	80.86
BVFL	BV Financial Inc. (MHC)	MD	115,279	18,288	NA	NA	NA	NA	NA	01/14/05	OTC BB	2,645,000	23.67
SFBI	SFSB Inc. (MHC)	MD	156,858	22,802	22,802	0.26	0.26	2.15	2.15	12/31/04	OTC BB	2,975,625	27.23
LBTM	Liberty Savings Bank (MHC)	MO	233,849	20,999	20,999	0.50	0.49	5.41	5.35	08/23/93	OTC BB	1,357,776	37.47
EBMT	Eagle Bancorp (MHC)	MT	206,414	22,265	22,265	0.85	0.85	7.58	7.57	04/05/00	OTC BB	1,103,972	36.16
ASFE	AF Financial Group (MHC)	NC	218,132	12,855	11,207	0.24	0.24	4.10	4.10	10/07/96	OTC BB	1,049,835	21.00
WAKE	Wake Forest Bancshares (MHC)	NC	98,871	17,280	17,280	1.41	1.41	7.90	7.90	04/03/96	OTC BB	1,157,611	26.45
MNCK	Monadnock Community Bncp (MHC)	NH	77,765	5,153	4,904	-0.08	-0.13	-1.07	-1.75	06/29/04	OTC BB	939,631	8.55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 23, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ASBH	ASB Holding Co (MHC)	NJ	443,248	39,285	39,285	0.48	0.49	5.44	5.47	10/03/03	OTC BB	5,554,500	148.58
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	848,201	203,603	203,603	0.68	0.68	2.75	2.73	03/04/04	NASDAQ	30,414,565	313.41
COBK	Colonial Bkshrs Inc. (MHC)	NJ	317,752	36,148	36,148	NA	NA	NA	NA	06/30/05	NASDAQ	4,521,696	47.93
KRNY	Kearny Financial Corp (MHC)	NJ	2,107,005	505,482	421,655	0.94	0.69	5.40	3.97	02/24/05	NASDAQ	72,737,500	847.39
LPBC	Lincoln Park Bancorp (MHC)	NJ	89,236	13,114	13,114	0.50	0.50	4.19	4.19	12/20/04	OTC BB	1,851,500	17.40
OSHC	Ocean Shore Holding Co. (MHC)	NJ	547,668	61,295	61,295	0.27	0.52	3.01	5.77	12/22/04	NASDAQ	8,762,742	102.96
WAWL	Wawel Savings Bank (MHC)	NJ	77,834	14,273	14,273	1.41	1.41	7.79	7.79	04/01/04	OTC BB	2,103,473	23.66
ALMG	Alamogordo Finl Corp. (MHC)	NM	154,967	27,720	27,720	0.42	0.40	2.36	2.29	05/16/00	OTC BB	NA	48.43
BFSB	Brooklyn Federal Bancorp (MHC)	NY	339,788	74,277	74,277	NA	NA	NA	NA	04/06/05	NASDAQ	13,225,000	155.68
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	136,352	15,863	15,863	0.27	0.27	2.49	2.49	10/21/03	OTC BB	2,495,151	23.35
GOV	Gouverneur Bancorp (MHC)	NY	118,129	18,578	18,578	0.86	0.80	5.10	4.76	03/23/99	AMEX	2,284,234	29.81
GCBC	Greene County Bncp Inc. (MHC)	NY	294,680	32,753	32,753	1.02	1.02	9.39	9.39	12/30/98	NASDAQ	4,129,906	74.59
ONFC	Oneida Financial Corp. (MHC)	NY	438,748	53,259	40,046	0.86	0.99	7.15	8.25	12/30/98	NASDAQ	7,692,277	90.74
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	310,471	21,678	17,322	0.31	0.25	4.35	3.49	11/16/95	NASDAQ	2,463,132	34.46
CHEV	Cheviot Financial (MHC)	OH	281,166	77,636	77,636	0.90	0.90	3.21	3.21	01/06/04	NASDAQ	9,918,751	114.26
OFFO	Osage Federal Financial (MHC)	OK	98,700	13,600	13,600	0.66	0.66	4.35	4.35	04/01/04	OTC BB	2,281,313	30.80
ABBC	Abington Community Bncp (MHC)	PA	797,067	119,970	119,970	0.78	0.78	5.97	5.97	12/17/04	NASDAQ	15,870,000	202.34
EKFC	Eureka Financial Corp (MHC)	PA	91,664	20,006	20,006	0.49	1.32	2.28	6.14	01/07/99	OTC BB	1,227,093	36.81
FFCO	FedFirst Financial Corp. (MHC)	PA	285,829	46,557	45,477	NA	NA	NA	NA	04/07/05	NASDAQ	6,612,500	60.17
ALLB	Greater Delaware Valley (MHC)	PA	386,941	34,747	34,747	0.31	0.35	3.43	3.83	03/03/95	NASDAQ	3,441,383	89.48
NPEN	North Penn Bancorp Inc. (MHC)	PA	91,860	13,503	13,503	NA	NA	NA	NA	06/02/05	OTC BB	1,443,555	14.65
NWSB	Northwest Bancorp Inc. (MHC)	PA	6,330,482	582,190	428,192	0.88	0.87	9.91	9.85	11/07/94	NASDAQ	50,843,805	1120.09
PBIP	Prudential Bncp Inc. PA (MHC)	PA	444,276	90,695	90,695	0.79	0.80	6.26	6.38	03/30/05	NASDAQ	12,497,450	148.84
FSGB	First Federal of SC FSB (MHC)	SC	99,938	9,479	9,423	0.54	0.54	5.60	5.57	11/14/94	Pink Sheet	NA	35.09
CZWI	Citizens Community Bncp (MHC)	WI	191,925	19,584	19,254	0.63	0.46	5.52	4.04	03/30/04	OTC BB	3,015,499	47.26
GFCJ	Guaranty Financial MHC	WI	1,677,901	159,981	159,410	0.80	NA	9.57	NA	06/21/93	Pink Sheet	NA	269.56
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		806,176	101,571	96,135	0.51	0.42	4.38	3.57			12,094,091	237.58
	MEDIAN		283,498	33,750	34,747	0.63	0.62	4.35	4.61			3,920,060.00	54.34
	HIGH		10,930,800	1,250,500	1,143,700	1.48	1.48	10.35	9.85			141,400,000	4,337.63
	LOW		77,765	5,153	4,904	-0.91	-0.91	-9.11	-9.11			939,631	8.55

EXHIBIT 6

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter					
							Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	EQUITABLE FINANCIAL CORP.	**Grand Island**	**NE**	**2**	**-**	**-**	**145,372**	**139,306**	**121,656**	**0**	**96,788**	**14,363**
COMPARABLE GROUP												
AMFC	AMB Financial Corp.	Munster	IN	3	OTC BB	04/01/96	161,654	145,295	134,369	0	116,009	13,766
CIBI	Community Investors Bancorp, Inc.	Bucyrus	OH	4	NASDAQ	02/07/95	122,762	116,321	98,585	0	83,520	13,007
FFDF	FFD Financial Corporation	Dover	OH	3	NASDAQ	04/03/96	148,559	131,848	131,493	0	111,495	17,402
FBEI	First Bancorp of Indiana, Inc.	Evansville	IN	7	NASDAQ	04/07/99	277,368	262,934	154,546	1,949	195,733	29,921
HCFC	Home City Financial Corporation	Springfield	OH	2	NASDAQ	12/30/96	150,847	142,169	130,572	263	102,344	13,038
LXMO	Lexington B&L Financial Corp.	Lexington	MO	4	OTC BB	06/06/96	134,226	122,394	92,777	789	106,173	13,875
MCPH	Midland Capital Holdings Corporation	Bridgeview	IL	4	OTC BB	06/30/93	138,979	133,967	94,829	0	124,836	12,697
PFED	Park Bancorp, Inc.	Chicago	IL	4	NASDAQ	08/12/96	257,025	231,040	164,101	0	159,825	30,607
PSFC	Peoples-Sidney Financial Corporation	Sidney	OH	4	NASDAQ	04/28/97	136,114	130,756	120,694	0	87,109	17,651
UCBC	Union Community Bancorp	Crawfordsville	IN	6	NASDAQ	12/29/97	264,291	241,412	219,250	2,672	185,647	33,835
	Average			4.1			179,183	165,814	134,122	567	127,269	19,580
	Median			4.0			149,703	138,068	131,033	0	113,752	15,639
	High			7.0			277,368	262,934	219,250	2,672	195,733	33,835
	Low			2.0			122,762	116,321	92,777	0	83,520	12,697

EXHIBIT 7

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 08/23/05 ($)	% Change From IPO Price
PRTR	Partners Trust Financial	NY	07/15/04	10.00	9.99	(0.10)	9.95	(0.50)	9.81	(1.90)	11.84	18.40
DSFN	DSA Financial Corp.	IN	07/30/04	10.00	9.80	(2.00)	9.50	(5.00)	9.30	(7.00)	13.60	36.00
NVSL	Naugatuck Valley Finl (MHC)	CT	10/01/04	10.00	10.80	8.00	10.81	8.10	10.42	4.20	12.18	21.80
RBLG	Roebling Financial Corp.	NJ	10/01/04	10.00	10.00	0.00	10.00	0.00	9.30	(7.00)	9.70	(3.00)
SIFI	SI Financial Group Inc. (MHC)	CT	10/01/04	10.00	11.20	12.00	11.05	10.50	10.94	9.40	12.15	21.50
ACFC	Atlantic Coast Fed Corp (MHC)	GA	10/05/04	10.00	11.75	17.50	12.48	24.80	12.93	29.30	14.06	40.60
PSBH	PSB Holdings Inc. (MHC)	CT	10/05/04	10.00	10.50	5.00	10.63	6.30	10.45	4.50	10.60	6.00
HOME	Home Federal Bancorp (MHC)	ID	12/07/04	10.00	12.49	24.90	12.80	28.00	12.33	23.30	13.10	31.00
ABBC	Abington Community Bncp (MHC)	PA	12/17/04	10.00	13.35	33.50	13.30	33.00	12.90	29.00	12.75	27.50
LPBC	Lincoln Park Bancorp (MHC)	NJ	12/20/04	10.00	11.00	10.00	11.25	12.50	10.02	0.20	9.40	(6.00)
OSHC	Ocean Shore Holding Co. (MHC)	NJ	12/22/04	10.00	12.15	21.50	12.25	22.50	10.63	6.30	11.75	17.50
SFBI	SFSB Inc. (MHC)	MD	12/31/04	10.00	10.75	7.50	10.00	0.00	9.95	(0.50)	9.15	(8.50)
GTWN	Georgetown Bancorp Inc. (MHC)	MA	01/06/05	10.00	10.20	2.00	10.00	0.00	10.05	0.50	9.25	(7.50)
BVFL	BV Financial Inc. (MHC)	MD	01/14/05	8.50	9.35	(6.50)	9.60	(4.00)	9.85	(1.50)	8.95	5.29
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	01/21/05	10.00	9.90	(1.00)	10.00	0.00	9.92	(0.80)	9.85	(1.50)
RYFL	Royal Financial Inc.	IL	01/21/05	10.00	11.60	16.00	12.55	25.50	12.54	25.40	13.90	39.00
KRNY	Kearny Financial Corp (MHC)	NJ	02/24/05	10.00	11.39	13.90	11.43	14.30	11.08	10.80	11.65	16.50
KFFB	Kentucky First Federal (MHC)	KY	03/03/05	10.00	10.79	7.90	11.10	11.00	11.24	12.40	10.75	7.50
PBIP	Prudential Bncp Inc. PA (MHC)	PA	03/30/05	10.00	9.85	(1.50)	9.35	(6.50)	8.75	(12.50)	11.91	19.10
ROME	Rome Bancorp Inc.	NY	03/31/05	10.00	10.05	0.50	9.80	(2.00)	9.44	(5.60)	10.14	1.40
OCFL	OC Financial Inc	OH	04/01/05	10.00	12.00	20.00	11.00	10.00	11.00	10.00	11.65	16.50
FFNM	First Fed of N Michigan Bncp	MI	04/04/05	10.00	9.49	(5.10)	9.30	(7.00)	8.40	(16.00)	9.31	(6.90)
BFBC	Benjamin Franklin Bancorp Inc	MA	04/05/05	10.00	10.06	0.60	10.36	3.60	10.34	3.40	14.15	41.50
BFSB	Brooklyn Federal Bancorp (MHC)	NY	04/06/05	10.00	9.95	(0.50)	9.99	(0.10)	9.50	(5.00)	11.77	17.72
FFCO	FedFirst Financial Corp. (MHC)	PA	04/07/05	10.00	9.34	(6.60)	9.29	(7.10)	8.55	(14.50)	9.10	(9.00)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	**Closing Price on 08/23/05 ($)**	**% Change From IPO Price**
RCKB	Rockville Financial Inc. (MHC)	CT	05/23/05	10.00	10.48	4.80	11.05	10.50	11.96	19.60	**13.66**	**36.60**
NPEN	North Penn Bancorp Inc. (MHC)	PA	06/02/05	10.00	11.00	10.00	10.25	2.50	10.15	1.50	**10.15**	**1.50**
HCBK	Hudson City Bancorp Inc.	NJ	06/07/05	10.00	10.96	9.60	11.07	10.70	11.55	15.50	**12.23**	**22.30**
BFIN	BankFinancial Corp	IL	06/24/05	10.00	13.60	36.00	13.33	33.30	13.60	36.00	**14.38**	**43.80**
COBK	Colonial Bkshrs Inc. (MHC)	NJ	06/30/05	10.00	10.60	6.00	10.69	6.90	10.75	7.50	**10.60**	**6.00**
HBOS	Heritage Financial Group (MHC)	GA	06/30/05	10.00	10.75	7.50	10.72	7.20	10.93	9.30	**11.03**	**10.30**
UBNK	United Financial Bancorp (MHC)	MA	07/13/05	10.00	11.75	17.50	11.57	15.70	11.70	17.00	**11.93**	**19.30**
OTTW	Ottawa Savings Bancorp (MHC)	IL	07/15/05	10.00	11.00	10.00	10.50	5.00	10.70	7.00	**10.51**	**5.10**
			AVERAGE			**8.45**		**8.17**		**6.36**		**14.77**
			MEDIAN			**7.50**		**6.90**		**4.50**		**16.50**
			HIGH			**36.00**		**33.30**		**36.00**		**43.80**
			LOW			**(6.60)**		**(7.10)**		**(16.00)**		**(9.00)**

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EQUITABLE FEDERAL SAVINGS BANK
VALUATION RATIOS

June 22, 2005

SNL Thrift Index	1,581.67
DJIA	10,587.93
NASDAQ	2,092.03

	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book Value (%)	Price/ Assets (%)
All U.S. thrifts	18.96	21.46	142.82	13.96
NASDAQ traded thrifts	19.41	20.15	150.08	14.51
Comparable group	21.65	22.59	108.60	11.56

August 23, 2005

SNL Thrift Index	1,607.62
% change	1.64%
DJIA	10,519.58
% change	(0.65)%
NASDAQ	2,137.25
% change	2.16%

	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book Value (%)	Price/ Assets (%)
All U.S. thrifts	19.33	21.57	140.21	13.82
% change	1.95	0.51	(1.83)	(1.00)
NASDAQ traded thrifts	19.54	21.52	144.48	14.23
% change	0.67	6.80	(3.73)	(1.93)
Comparable group	17.68	20.51	109.90	11.82
% change	(18.34)	(9.21)	1.20	2.25

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 9

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of August 23, 2005

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	CORE ROAA (%)	CORE ROAE (%)
EQUITABLE FINANCIAL CORP.															
Value - midpoint	**25.00**	**10.00**	**0.31**	**14.91**	**33.39**	**68.07**	**14.93**	**68.95**	**51.84**	**0.00**	**0.00**	**0.00**	**22.17**	**0.30**	**1.36**
Minimum of range	21.25	10.00	0.33	15.88	31.48	63.73	12.91	64.65	51.81	0.00	0.00	0.00	20.50	0.26	1.28
Maximum of range	28.75	10.00	0.29	14.20	35.09	71.39	16.75	72.24	51.86	0.00	0.00	0.00	23.78	0.34	1.43
Superrange maximum	33.06	10.00	0.28	13.57	36.64	74.71	18.82	75.52	51.87	0.00	0.00	0.00	25.55	0.38	1.49
ALL THRIFTS (222)															
Average	579.19	53.58	1.17	15.59	19.33	140.21	13.82	158.09	21.57	0.44	2.01	53.77	8.54	1.02	12.34
Median	46.30	17.96	0.99	14.08	16.86	128.26	12.90	140.40	17.13	0.38	2.01	37.92	9.06	0.74	7.20
NEBRASKA THRIFTS (2)															
Average	906.64	31.18	0.82	17.87	17.31	174.81	14.33	219.72	27.63	0.39	1.28	13.41	8.18	0.63	7.20
Median	906.64	31.18	0.82	17.87	17.31	174.81	14.33	219.72	27.63	0.39	1.28	13.41	8.18	0.63	7.20
COMPARABLE GROUP (10)															
Average	21.53	21.20	1.26	19.05	17.68	109.90	11.82	112.45	20.51	0.54	2.63	49.21	10.74	0.60	5.64
Median	18.37	17.25	0.95	16.53	17.35	113.01	12.14	114.81	19.24	0.53	2.64	46.17	10.70	0.64	5.45
COMPARABLE GROUP															
AMFC AMB Financial Corp.	12.71	13.05	0.99	14.13	13.18	92.36	7.86	92.36	16.73	0.26	2.15	26.26	8.52	0.51	5.89
CIBI Community Investors Bancorp	14.81	14.04	0.82	12.32	17.12	113.96	12.07	113.96	17.40	0.37	2.71	44.51	10.60	0.74	6.77
FFDF FFD Financial Corp.	20.34	17.09	0.92	14.69	18.58	116.38	13.63	116.38	23.13	0.44	2.57	47.83	11.71	0.63	5.14
FBEI First Bancorp of Indiana Inc.	35.15	22.00	0.98	18.73	22.45	117.47	12.67	125.65	22.45	0.60	2.73	61.22	10.79	0.55	5.19
HCFC Home City Financial Corp.	13.00	15.56	0.89	15.60	17.48	99.73	8.62	101.79	24.84	0.44	2.83	49.44	8.64	0.33	4.06
LXMO Lexington B&L Financial Corp.	15.55	25.00	1.46	22.31	17.12	112.06	11.58	118.81	17.13	0.45	1.20	30.82	10.34	0.67	6.54
MCPH Midland Capital Holdings Corp.	16.39	44.00	3.23	34.08	13.62	129.11	11.80	129.11	16.57	0.82	2.00	25.39	9.14	0.68	8.17
PFED Park Bancorp Inc.	33.17	29.60	1.72	28.87	17.21	102.53	12.21	102.53	28.36	0.72	2.43	41.86	11.91	0.45	3.95
PSFC Peoples-Sidney Financial Corp.	20.42	14.25	0.73	12.32	20.07	115.66	15.00	115.66	19.52	0.68	4.21	95.77	12.97	0.74	5.71
UCBC Union Community Bancorp	33.74	17.40	0.87	17.45	20.00	99.71	12.77	108.26	18.96	0.60	3.45	68.97	12.80	0.65	4.98

EXHIBIT 10

KELLER & COMPANY
Dublin, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION

Equitable Federal Savings Bank/Equitable Financial Corp.
Stock Prices as of August 23, 2005

Valuation assumptions:

	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		33.39	17.68	17.35	19.33	16.86
Post conv. price to book value	P/B		68.07%	109.90%	113.01%	140.21%	128.26%
Post conv. price to assets	P/A		14.93%	11.82%	12.14%	13.82%	12.90%
Post conv. price to core earnings	P/CE		51.84	20.51	19.24	21.57	17.13
Pre conversion earnings ($)	Y	$	283,000	For the twelve months ended June 30, 2005			
Pre conversion book value ($)	B	$	14,363,000	At June 30, 2005			
Pre conversion assets ($)	A	$	145,372,000	At June 30, 2005			
Pre conversion core earnings ($)	CY	$	18,000	For the twelve months ended June 30, 2005			
Conversion expense (%)	X		3.10%				
Fixed asset allocation (%)	FA		0.00%				
ESOP stock purchase (%)	E		3.92%				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		15				
RRP amount (%)	M		1.96%				
RRP term (yrs.)	N		5				
Tax rate (%)	TAX		34.00%				
Investment rate of return, net (%)	R		2.57%				
Investment rate of return, pretax (%)			3.89%				
Foundation (%)	FDN		1.90%				
Tax benefit ($)	BEN	$	161,500				

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E*Y}{1-P/E*((1-X-E-M-FDN-FA)*R-(1-TAX)*E/T-(1-TAX)*MN))}$ = $ 24,875,650

2. P/B method: Value = $\frac{P/B*(B+BEN)}{1-P/B*(1-X-E-M-FDN)}$ = $ 25,132,055

3. P/A method: Value = $\frac{P/A*A}{1-P/A*(1-X-E-M-FDN)}$ = $ 25,041,795

VALUATION CORRELATION AND CONCLUSIONS:

	Shares Issued to Public and MHC	Price Per Share	Total Value Net of Foundation	Shares Issued to Foundation	Total Number of Shares Issued	TOTAL VALUE
Appraised value - midrange	**2,452,500**	**$10.00**	**$24,525,000**	**47,500**	**2,500,000**	**$25,000,000**
Minimum - 85% of midrange	2,084,625	$10.00	$20,846,250	40,375	2,125,000	$21,250,000
Maximum - 115% of midrange	2,820,375	$10.00	$28,203,750	54,625	2,875,000	$28,750,000
Superrange - 115% of maximum	3,243,431	$10.00	$32,434,313	62,819	3,306,250	$33,062,500

EXHIBIT 11

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Equitable Federal Savings Bank/Equitable Financial Corp.
At the MINIMUM of the Range

1. Gross Conversion Proceeds

Minimum market value [(1)]	$	9,158,750
Less: Estimated conversion expenses		755,000
Net conversion proceeds	$	8,403,750

2. Generation of Additional Income

Net conversion proceeds	$	8,403,750
Less: Proceeds not invested [(2)]		833,000
Total conversion proceeds invested	$	7,570,750
Investment rate		2.57%
Earnings increase - return on proceeds invested	$	194,371
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		36,652
Less: RRP expense, net of taxes		54,978
Net earnings increase	$	102,741

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/05	$	283,000	18,000
Net earnings increase		102,741	102,741
After conversion	$	385,741	120,741

4. Comparative Net Worth [(3)]

		Total	Tangible
Before conversion - 06/30/05	$	14,363,000	13,890,000
Net cash conversion proceeds [(4)]		7,291,525	7,291,525
After conversion	$	21,654,525	21,181,525

5. Comparative Net Assets

Before conversion - 06/30/05	$	145,372,000
Conversion proceeds [(5)]		7,154,250
After conversion	$	152,526,250

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 12

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Equitable Federal Savings Bank/Equitable Financial Corp.
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint market value [1]	$	10,775,000
Less: Estimated conversion expenses		774,000
Net conversion proceeds	$	10,001,000

2. Generation of Additional Income

Net conversion proceeds	$	10,001,000
Less: Proceeds not invested [2]		980,000
Total conversion proceeds invested	$	9,021,000
Investment rate		2.57%
Earnings increase - return on proceeds invested	$	231,605
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		43,120
Less: RRP expense, net of taxes		64,680
Net earnings increase	$	123,805

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/05	$	283,000	18,000
Net earnings increase		123,805	123,805
After conversion	$	406,805	141,805

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 06/30/05	$	14,363,000	13,890,000
Conversion proceeds [4]		8,692,500	8,692,500
After conversion	$	23,055,500	22,582,500

5. Comparative Net Assets

Before conversion - 06/30/05	$	145,372,000
Conversion proceeds [5]		8,531,000
After conversion	$	153,903,000

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 13

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Equitable Federal Savings Bank/Equitable Financial Corp.
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum market value (1)	$	12,391,250
Less: Estimated conversion expenses		792,000
Net conversion proceeds	$	11,599,250

2. Generation of Additional Income

Net conversion proceeds	$	11,599,250
Less: Proceeds not invested (2)		1,127,000
Total conversion proceeds invested	$	10,472,250
Investment rate		2.57%
Earnings increase - return on proceeds invested	$	268,865
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		49,588
Less: RRP expense, net of taxes		74,382
Net earnings increase	$	144,895

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/05	$	283,000	18,000
Net earnings increase		144,895	144,895
After conversion	$	427,895	162,895

4. Comparative Net Worth (3)

		Total	Tangible
Before conversion - 06/30/05	$	14,363,000	13,890,000
Conversion proceeds (4)		10,094,475	10,094,475
After conversion	$	24,457,475	23,984,475

5. Comparative Net Assets

Before conversion - 06/30/05	$	145,372,000
Conversion proceeds (5)		9,908,750
After conversion	$	155,280,750

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Equitable Federal Savings Bank/Equitable Financial Corp.
At the SUPERRANGE Maximum

1. Gross Conversion Proceeds

Superrange market value [1]	$	14,249,938
Less: Estimated conversion expenses		813,000
Net conversion proceeds	$	13,436,938

2. Generation of Additional Income

Net conversion proceeds	$	13,436,938
Less: Proceeds not invested [2]		1,296,050
Total conversion proceeds invested	$	12,140,888
Investment rate		2.57%
Earnings increase - return on proceeds invested	$	311,705
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		57,026
Less: RRP expense, net of taxes		85,539
Net earnings increase	$	169,140

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/05	$	283,000	18,000
Net earnings increase		169,140	169,140
After conversion	$	452,140	187,140

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 06/30/05	$	14,363,000	13,890,000
Conversion proceeds [4]		11,706,446	11,706,446
After conversion	$	26,069,446	25,596,446

5. Comparative Net Assets

Before conversion - 06/30/05	$	145,372,000
Conversion proceeds [5]		11,492,863
After conversion	$	156,864,863

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Equitable Federal	Premium or (discount) from comparable group. Average	Median
Midpoint:			
Price/earnings	33.39 x	88.84%	92.52%
Price/book value	68.07 %	(38.06)%	(39.77)%
Price/assets	14.93 %	26.33%	23.01%
Price/tangible book value	68.95 %	(38.69)%	(39.95)%
Price/core earnings	51.84 x	152.77%	169.44%
Minimum of range:			
Price/earnings	31.48 x	78.00%	81.47%
Price/book value	63.73 %	(42.01)%	(43.60)%
Price/assets	12.91 %	9.20%	6.33%
Price/tangible book value	64.65 %	(42.51)%	(43.69)%
Price/core earnings	51.81 x	152.65%	169.31%
Maximum of range:			
Price/earnings	35.09 x	98.42%	102.29%
Price/book value	71.39 %	(35.04)%	(36.83)%
Price/assets	16.75 %	41.70%	37.98%
Price/tangible book value	72.24 %	(35.76)%	(37.08)%
Price/core earnings	51.86 x	152.86%	169.53%
Super maximum of range:			
Price/earnings	36.64 x	107.20%	111.24%
Price/book value	74.71 %	(32.02)%	(33.89)%
Price/assets	18.82 %	59.21%	55.02%
Price/tangible book value	75.52 %	(32.84)%	(34.22)%
Price/core earnings	51.87 x	152.93%	169.61%

Addendum A

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Equitable Financial Corp.
Grand Island, Nebraska

As Of:
June 22, 2005

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426
(614) 766-1459 FAX

July 12, 2005

The Board of Directors
Equitable Federal Savings Bank
113-115 N. Locust Street
Grand Island, Nebraska 68801

Attn: Richard L. Harbaugh

To the Board:

We hereby submit an independent appraisal of the pro forma market value of the to-be-issued stock of Equitable Financial Corp. ("Corporation"), which is the mid-tier holding company of Equitable Federal Savings Bank ("Equitable Federal" or the "Bank"). The Corporation is a subsidiary of Equitable Financial, MHC. Such stock is to be issued in connection with the application to complete a minority stock offering by the Corporation with Equitable Financial, MHC, to own 55.0 percent of the Corporation. This appraisal was prepared and provided to the Bank in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Equitable Federal and the material provided by the independent auditors, Crowe Chizek & Company LLC, Oak Brook, Illinois, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Equitable Federal, with the law firm of Muldoon Murphy & Aguggia, LLP, Washington, D.C., the Bank's conversion counsel, and with Crowe Chizek. Further, we viewed the Bank's local economy and primary market area and also reviewed the Bank's most recent Business Plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Bank's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in such appraisal update.

It is our opinion that as of June 22, 2005, the pro forma market value or appraised value of the Corporation is $25,000,000 at the midpoint, with a minority offering level of $10,775,000 or 1,077,500 shares at $10 per share, representing 43.1 percent of the total valuation and with a foundation representing 1.9 percent of the valuation or $475,000, representing 47,500 shares. The pro forma valuation range of the Corporation is from a minimum of $21,250,000 to a maximum of $28,750,000, with a maximum, as adjusted, of $33,062,500, representing offering levels of $9,158,750 at the minimum to a maximum of $12,391,250, with a maximum, as adjusted, of $14,249,938, representing 915,875 shares, 1,239,125 shares and 1,424,994 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Equitable Financial Corp., as of June 22, 2005, is $27,000,000, at the midpoint with a midpoint offering level of $10,775,000 and a foundation of $980,000.

Very truly yours,

KELLER & COMPANY, INC.



CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Equitable Financial Corp.

Grand Island, Nebraska

As Of:

June 22, 2005

TABLE OF CONTENTS

PAGE

INTRODUCTION 1

I. Description of Equitable Federal Savings Bank

- General 4
- Performance Overview 8
- Income and Expense 10
- Yields and Costs 14
- Interest Rate Sensitivity 15
- Lending Activities 17
- Nonperforming Assets 22
- Investments 24
- Deposit Activities 25
- Borrowings 27
- Subsidiaries 27
- Office Properties 27
- Management 27

II. Description of Primary Market Area 29

III. Comparable Group Selection

- Introduction 34
- General Parameters
  - Merger/Acquisition 35
  - Mutual Holding Companies 35
  - Trading Exchange 37
  - IPO Date 37
  - Geographic Location 37
  - Asset Size 38
- Balance Sheet Parameters
  - Introduction 39
  - Cash and Investments to Assets 40
  - Mortgage-Backed Securities to Assets 40
  - One- to Four-Family Loans to Assets 41
  - Total Net Loans to Assets 41
  - Total Net Loans and Mortgage-Backed Securities to Assets 42
  - Borrowed Funds to Assets 42
  - Equity to Assets 43
- Performance Parameters
  - Introduction 43

TABLE OF CONTENTS (cont.)

		PAGE
III.	**Comparable Group Selection (cont.)**	
	Performance Parameters (cont.)	
	Return on Average Assets	44
	Return on Average Equity	44
	Net Interest Margin	45
	Operating Expenses to Assets	45
	Noninterest Income to Assets	45
	Asset Quality Parameters	
	Introduction	46
	Nonperforming Assets to Assets	46
	Repossessed Assets to Assets	47
	Loan Loss Reserve to Assets	47
	The Comparable Group	47
IV.	**Analysis of Financial Performance**	49
V.	**Market Value Adjustments**	
	Earnings Performance	52
	Market Area	56
	Financial Condition	58
	Asset, Loan and Deposit Growth	60
	Dividend Payments	62
	Subscription Interest	63
	Liquidity of Stock	64
	Management	65
	Marketing of the Issue	66
VI.	**Valuation Methods**	67
	Price to Book Value Method	68
	Price to Earnings Method	70
	Price to Assets Method	71
	Valuation Conclusion	72

LIST OF EXHIBITS

NUMERICAL EXHIBITS		PAGE
1	Statements of Financial Condition - At June 30, 2004 and March 31, 2005	74
2	Statements of Financial Condition - At June 30, 2000 through 2003	75
3	Statements of Income for the Year Ended June 30, 2004 and For the Nine Months Ended March 31, 2004 and 2005	76
4	Statements of Operations - For the Years Ended June 30, 2000 through 2003	77
5	Selected Financial Information	78
6	Income and Expense Trends	79
7	Normalized Earnings Trend	80
8	Performance Indicators	81
9	Volume/Rate Analysis	82
10	Yield and Cost Trends	83
11	Net Portfolio Value	84
12	Loan Portfolio Composition	85
13	Loan Maturity Schedule	86
14	Loan Originations and Purchases	87
15	Delinquent Loans	88
16	Nonperforming Assets	89
17	Classified Assets	90
18	Allowance for Loan Losses	91
19	Investment Portfolio Composition	92
20	Mix of Deposits	93
21	Certificates of Deposit by Rate and Maturity	94
22	Deposit Activity	95
23	Borrowed Funds	96
24	Offices of Equitable Federal Savings Bank	97
25	Management of the Bank	98
26	Key Demographic Data and Trends	99
27	Key Housing Data	100
28	Major Sources of Employment	101
29	Unemployment Rates	102
30	Market Share of Deposits	103
31	National Interest Rates by Quarter	104
32	Thrift Stock Prices and Pricing Ratios	105
33	Key Financial Data and Ratios	113
34	Recently Converted Thrift Institutions	121
35	Acquisitions and Pending Acquisitions	123

LIST OF EXHIBITS (cont.)

NUMERICAL EXHIBITS		PAGE
36	Thrift Stock Prices and Pricing Ratios - Mutual Holding Companies	124
37	Key Financial Data and Ratios - Mutual Holding Companies	126
38	Balance Sheets Parameters - Comparable Group Selection	128
39	Operating Performance and Asset Quality Parameters - Comparable Group Selection	131
40	Balance Sheet Ratios Final Comparable Group	135
41	Operating Performance and Asset Quality Ratios Final Comparable Group	136
42	Balance Sheet Totals - Final Comparable Group	137
43	Balance Sheet - Asset Composition Most Recent Quarter	138
44	Balance Sheet - Liability and Equity Most Recent Quarter	139
45	Income and Expense Comparison Trailing Four Quarters	140
46	Income and Expense Comparison as a Percent of Average Assets - Trailing Four Quarters	141
47	Yields, Costs and Earnings Ratios Trailing Four Quarters	142
48	Dividends, Reserves and Supplemental Data	143
49	Valuation Analysis and Conclusions	144
50	Market Pricings and Financial Ratios - Stock Prices Comparable Group	145
51	Pro Forma Minimum Valuation	146
52	Pro Forma Mid-Point Valuation	147
53	Pro Forma Maximum Valuation	148
54	Pro Forma Superrange Valuation	149
55	Summary of Valuation Premium or Discount	150

ALPHABETICAL EXHIBITS

		PAGE
A	Background and Qualifications	151
B	RB 20 Certification	154
C	Affidavit of Independence	155

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of Equitable Financial Corp., a Delaware corporation, formed as a mid-tier holding company to own all of the common stock of Equitable Federal Savings Bank ("Equitable Federal" or the "Bank"), Grand Island, Nebraska. The Corporation will be majority owned by Equitable Financial, MHC, a federally-chartered mutual holding company. Under the Plan of Conversion, the Corporation will be majority owned by Equitable Financial, MHC, which will own 55.0 percent of the Corporation. The Corporation will sell 43.1 percent of the appraised value of the Corporation as determined in this Report in a minority stock offering and 1.9 percent of the appraised value will be held by Equitable Bank Charitable Foundation.

The Application is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Bank's management and the Bank's conversion counsel, Muldoon, Murphy and Aguggia, LLP, Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

Introduction (cont.)

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five fiscal years ended June 30, 2000 through 2004, and unaudited financials for the nine months ended March 31, 2004 and 2005, and discussed them with Equitable Federal's management and with Equitable Federal's independent auditors, Crowe Chizek, Oak Brook, Illinois. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form SB-2 and the Bank's preliminary Form MHC and discussed them with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited Equitable Federal's main office and branch office in Grand Island and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Nebraska and the United States. We have also examined the competitive market within which Equitable Federal operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Equitable Federal to those selected institutions.

Introduction (cont.)

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF EQUITABLE FEDERAL

GENERAL

Equitable Federal was organized in 1882 as a state-chartered mutual savings and loan. The Bank converted to a federal thrift in 1934 after operating for over fifty-two years as a state chartered savings and loan and changed its name to Equitable Federal Savings and Loan Association and then later to Equitable Federal Savings Bank. The Bank plans to convert to a federally chartered stock savings bank as part of its formation of a mutual holding company. The Bank has also filed for approval to form a mid-tier stock holding company with the name Equitable Financial Corp., which will own all of the stock of the Bank. The Bank's planned mutual holding company, Equitable Financial, MHC, will own 55.0 percent of Equitable Financial Corp. with 43.1 percent to be sold in a public offering and 1.9 percent of the stock to be held by Equitable Bank Charitable Foundation.

Equitable Federal conducts its business from its main office and a branch in Grand Island, Nebraska. The Bank also has a separate drive-up facility and a retail investment office in Grand Island. The Bank has loan production offices in North Platte and Omaha. The Bank's primary market area is focused on Hall County, with Grand Island representing the county seat.

Equitable Federal's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Equitable Federal is a member of the Federal Home Loan Bank (the "FHLB") of Topeka and is regulated by the OTS and by the FDIC. As of March 31, 2005, Equitable Federal had assets of $145,171,000, deposits of $100,590,000 and equity of $14,173,000.

Equitable Federal has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. Equitable Federal has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, excluding construction loans, which represented 69.1 percent of its loan originations during the fiscal year ended June

General (cont.)

30, 2004. One- to four-family loan originations, excluding construction loans represented a lesser 50.6 percent of loan originations during the nine months ended March 31, 2005. At March 31, 2005, 63.7 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding construction and home equity loans, compared to a larger 65.3 percent at June 30, 2003, with the primary sources of funds being retail deposits from residents in its local communities. The Bank is also an originator of multi-family and commercial real estate loans, construction loans, consumer loans, and home equity lines of credit. Consumer loans include automobile loans, loans on deposit accounts and other secured and unsecured personal loans.

The Bank had cash and investments of $12.3 million, or a moderate 8.5 percent of its assets, excluding FHLB stock which totaled $2.0 million or 1.4 percent of assets at March 31, 2005. The Bank also had $3.8 million of its assets in mortgage-backed and related securities representing 2.6 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

The total amount of stock to be sold by the Corporation in the minority stock offering will be $10.78 million or 1,077,500 shares at $10 per share based on the midpoint of the appraised value of $25.0 million, representing 43.1 percent of the total value. The net conversion proceeds will be $10.0 million, reflecting conversion expenses of approximately $774,000. The actual cash proceeds to the Bank of $5.0 million will represent 50 percent of the net conversion proceeds. The ESOP will represent 8.71 percent of the gross shares issued in the minority offering, or 98,000 shares at $10 per share, representing $980,000. This represents 3.92 percent of the total value. The Bank's net proceeds will be used to fund new loans, to open new branches and to invest in securities following their initial deployment to short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to purchase short-

General (cont.)

and intermediate-term government or federal agency securities or to invest in short-term deposits and can use the proceeds to pay dividends and buy back shares of common stock in the future.

The Bank has experienced a modest deposit decrease since June 30, 2003, with deposits decreasing 5.6 percent from June 30, 203 to June 30, 2004. From June 30, 2004, to March 31, 2005, deposits then increased by 2.7 percent or 3.6 percent on an annualized basis compared to a decrease of 5.6 percent decrease in fiscal 2004.

The Bank has focused on increasing its loan activity during the past two years following strong refinancing activity, on monitoring its net interest margin and earnings and on increasing its average equity to assets ratio. Equity to assets increased from 9.34 percent of assets at June 30, 2003, to 9.67 percent at June 30, 2004, due to the Bank's modest decrease in assets combined with modest earnings and then increased to 9.76 percent at March 31, 2005, due to modest earnings and a stable asset base.

The primary lending strategy of Equitable Federal has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family loans, the origination of multi-family loans, the origination of commercial real estate loans, and the origination of consumer and home equity loans.

The Bank's share of one- to four-family mortgage loans has decreased modestly, from 65.3 percent of gross loans at June 30, 2003, to 63.7 percent as of March 31, 2005. Multi-family loans decreased from 7.0 percent of loans to 6.7 percent from June 30, 2003, to March 31, 2005, while construction loans increased from 0.4 percent to 1.1 percent during the same time period. Commercial real estate loans decreased from 15.3 percent to 14.2 percent from June 30, 2003, to March 31, 2005. All types of real estate loans as a group decreased modestly from 87.6 percent of gross loans at June 30, 2003, to 84.6 percent at March 31, 2005. The decrease in real estate loans was offset by the Bank's increase in commercial business loans, construction loans, consumer loans including home equity loans, and consumer loans. The Bank's share of

General (cont.)

consumer, construction and commercial loans witnessed an increase in their share of loans from 12.4 percent at June 30, 2003, to 15.4 percent at March 31, 2005, and the dollar amount of these loans increased from $14.5 million to $18.8 million.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate level of allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain higher general valuation allowances and also in recognition of the Bank's rising balance of higher risk loans. At June 30, 2003, Equitable Federal had $1,073,000 in its loan loss allowance or 0.92 percent of gross loans, and 107.9 percent of nonperforming loans with the allowance decreasing to $771,000 and representing a lower 0.63 percent of gross loans but a higher 2749.77 percent of nonperforming loans at March 31, 2005.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with a rising emphasis on noninterest income. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank's net interest margin without undertaking excessive credit risk combined with controlling the Bank's interest risk position and striving to increase noninterest income.

PERFORMANCE OVERVIEW

The financial position of Equitable Federal at year end June 30, 2000 through June 30, 2004, and at March 31, 2005, is shown in Exhibits 1 and 2, and the earnings performance of Equitable Federal for the fiscal years 2000 through 2004 and for the nine months ended March 31, 2005, is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data at June 30, 2003 and 2004, and at March 31, 2005. Equitable Federal has focused on growing its loan portfolio, decreasing its investment securities, and growing retail deposits from 2000 through 2004. The most recent impact of these trends, recognizing the change in interest rates, was a decrease in assets and investments and an increase in deposits from June 30, 2004, through March 31, 2005.

With regard to the Bank's recent financial condition, Equitable Federal has experienced a modest decrease in assets from June 30, 2003, through June 30, 2004, with a larger decrease in deposits and a slight increase in the dollar amount of equity over the past year.

The Bank witnessed a decrease in assets of $1.9 million or 1.3 percent for the period of June 30, 2003, to June 30, 2004. For the nine months ended March 31,2005, assets decreased $418,000 or 0.4 percent, annualized. Over the past four fiscal periods, the Bank experienced its largest dollar rise in assets of $14.9 million in fiscal year 2002, which represented a moderate 11.7 percent increase in assets funded primarily by a rise in FHLB advances of $12.2 million. This increase in assets was succeeded by a $5.8 million or 4.1 percent increase in assets in fiscal year 2003 and a $1.8 million decrease or 1.2 percent in 2004.

Equitable Federal's loan portfolio, which includes mortgage loans and non-mortgage loans, increased from $116.1 million at June 30, 2000, to $118.5 million at June 30, 2004, and represented a total increase of $2.4 million, or 2.1 percent. The average annual decrease during that period was 4.4 percent. For the nine months ended March 31, 2005, loans increased $3.3 million or 2.8 percent to $121.8 million.

Performance Overview (cont.)

Equitable Federal has obtained funds through deposits and through the use of FHLB advances. The Bank's competitive rates for deposits in its local market in conjunction with its focus on service have been the sources for attracting retail deposits. Deposits increased $10.4 million or 14.1 percent from 2000 to 2004, with an average annual rate of increase of 3.5 percent. For the nine months ended March 31, 2005, deposits increased by $2.6 million or 2.7 percent. The Bank's largest fiscal year deposit growth was in 2003, when deposits increased $5.5 million or a moderate 5.6 percent.

The Bank witnessed a decrease in its dollar equity in 2002 and 2003 and experienced increases in equity in 2001 and 2004 with the decreases due to an adjustment to available-for-sale securities in 2003 and an adjustment to appreciation in 2002. Equity also decreased in the nine months ended March 31, 2005, due to an adjustment to available-for-sale securities. At June 30, 2000, the Bank had equity of $13.9 million, representing an 11.01 percent equity to assets ratio and then increased to $14.2 million at June 30, 2004, representing a lower 9.74 percent equity to assets ratio due to the Bank's growth in assets and unrealized losses on securities. At March 31, 2005, equity was a similar $14.2 million and a higher 9.78 percent of assets due to the Bank's decrease in assets.

The overall increase in the equity to assets ratio from June 30, 2000 to June 30, 2004, was the result of the Bank's combination of overall earnings performance impacted by the Bank's growth in assets and equity adjustments. The dollar amount of equity increased $268,000 or 1.9 percent from June 30, 2000, to June 30, 2004, representing an average annual increase of 0.5 percent and then decreased 0.01 percent from June 30, 2004, through March 31, 2005.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Equitable Federal. This table provides key income and expense figures in dollars for the fiscal years of 2003 and 2004 and for the nine months ended March 31, 2005.

Equitable Federal witnessed a moderate decrease in its dollar amount of interest income from fiscal 2003 to fiscal 2004. Interest income was $8.47 million in 2003 and a lesser $7.84 million in 2004. Interest income then decreased slightly in the nine months ended March 31, 2005, to $7.70 million, annualized.

The Bank's interest expense experienced a decrease from fiscal year 2003 to 2004. Interest expense decreased from $4.59 million in 2003 to $3.90 million in 2004, representing a decrease of $687,000 or 15.0 percent. Interest income decreased a lesser $624,000. Such decrease in interest income in 2004 notwithstanding the greater decrease in interest expense, resulted in a dollar increase in annual net interest income of $63,000 or 1.6 percent for the fiscal year ended June 30, 2004, and a modest increase in net interest margin. In the nine months ended March 31, 2005, interest expense decreased a higher level than interest income, resulting in an increase in net interest income and an increase in net interest margin.

The Bank has made provisions for loan losses in one of the past two fiscal years of 2003 and 2004 and in the nine months ended March 31, 2005, and recognized a credit in one year. The amounts of those provisions and credit were determined in recognition of the Bank's nonperforming assets, charge-offs, repossessed assets, and industry norms. The loan loss provisions were $554,000 in 2003, and $90,000 in the nine months ended March 31, 2005, with a credit of $296,000 in 2004. The impact of these loan loss provisions and the credit has been to provide Equitable Federal with a general valuation allowance of $771,000 at March 31, 2005, or 0.63 percent of gross loans and 2753.57 percent of nonperforming assets.

Total other income or noninterest income indicated a decrease from fiscal year 2003 to 2004. Noninterest income was $981,000 in fiscal year 2003 or 0.67 percent of assets, including

Income and Expense (cont.)

$106,000 in gains on the sale of investments. In the year ended June 30, 2004, noninterest income was a lesser $399,000 or 0.27 percent of assets, including $225,000 in losses on the sale of investments. In the nine months ended March 31, 2005, noninterest income was $464,000, representing 0.43 percent of assets on an annualized basis with no gains or losses on the sale of investments. Noninterest income consists primarily of service charges and loan fees, brokerage fees other income and gains on the sale of loans and investments.

The Bank's general and administrative expenses or noninterest expenses increased from $4.05 million for the fiscal year of 2003 to $4.24 million for the fiscal year ended June 30, 2004, representing an increase of 4.7 percent and then increased to $4.25 million for the nine months ended March 31, 2005, on an annualized basis. On a percent of average assets basis, operating expenses increased from 2.74 percent of average assets for the fiscal year ended June 30, 2003, to 2.86 percent for the fiscal year ended June 30, 2004, and then to 2.93 percent for the nine months ended March 31, 2005, annualized.

The net earnings position of Equitable Federal has indicated some volatility in 2003 and 2004, and in the nine months ended March 31, 2005. The annual net income figures for the fiscal years of 2003 and 2004 were $222,000 and $311,000, respectively, representing returns on average assets of 0.15 percent and 0.21 percent for fiscal years 2003 and 2004, respectively. For the nine months ended March 31, 2005, earnings were a lesser $152,000, representing a return on average assets of 0.14 percent.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended March 31, 2005. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There were no adjustments to earnings, resulting in earnings for the twelve months ended March 31, 2005 of $412,000.

Income and Expense (cont.)

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Bank's return on assets increased from 0.15 percent in 2003, to 0.21 percent in fiscal year 2004. The return on assets then decreased to 0.14 percent for the nine months ended March 31, 2005.

The Bank's net interest rate spread increased from 2.44 percent in 2003 to 2.55 percent in 2004 and then decreased to 2.51 percent for the nine months ended March 31, 2005. The Bank's net interest margin indicated a rising trend, increasing from 2.73 percent in 2003 to 2.79 percent in 2004 and then increased to 2.82 percent for the nine months ended March 31, 2005. Equitable Federal's net interest rate spread increased 11 basis points from 2003 to 2004 and then decreased 4 basis points in the nine months ended March 31, 2005. The Bank's net interest margin followed a more positive trend, rising 6 basis points from 2003 to 2004 and then increased 3 basis points for the nine months ended March 31, 2005.

The Bank's return on average equity increased from 2003 to 2004. The return on average equity increased from 1.60 percent in 2003 to 2.25 percent in fiscal year 2004, and then decreased to 1.42 percent for the nine months ended March 31, 2005.

Equitable Federal's ratio of interest-earning assets to interest-bearing liabilities decreased modestly from 109.15 percent at June 30, 2003, to 108.70 percent at June 30, 2004, and then increased to 111.66 percent at March 31, 2005. The Bank's increase in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank's increase in its equity ratio.

The Bank's ratio of noninterest expenses to average assets increased from 2.74 percent in fiscal year 2003 to 2.86 percent in fiscal year 2004 and then to 2.93 percent for the nine months ended March 31, 2005. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income

Income and Expense (cont.)

referred to as the "efficiency ratio." The industry norm is 58.5 percent with the lower the ratio indicating higher efficiency. The Bank has been characterized with a lower level of efficiency historically reflected in its higher efficiency ratio, which increased from 85.27 percent in 2003 to 92.94 percent in 2004, then decreased to 92.55 percent in the nine months ended March 31, 2005.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming loans to total assets is a key indicator of asset quality. Equitable Federal witnessed a decrease in its nonperforming loans ratio from 2003 to 2004, which continued to decrease in the nine months ended March 31, 2005, and the ratio is well below the industry norm. Nonperforming loans consist of loans delinquent 90 days or more and nonaccruing loans. Equitable Federal's nonperforming loans consisted of nonaccrual loans. The ratio of nonperforming loans to total assets was 0.02 percent at March 31, 2005, decreasing from 0.28 percent at June 30, 2004, and from 0.68 percent at June 30, 2003.

Two other indicators of asset quality are the Bank's ratios of allowance for loan losses to total loans and also to nonperforming loans. The Bank's allowance for loan losses was 0.92 percent of loans at June 30, 2003, and decreased to 0.63 percent at June 30, 2004, then remained at 0.63 percent of loans at March 31, 2005. As a percentage of nonperforming loans, Equitable Federal's allowance for loan losses to nonperforming loans was 107.86 percent at June 30, 2003, and a higher 183.47 percent at June 30, 2004, and was a much higher 2749.77 percent at March 31, 2005.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal year of 2004 and for the nine months ended March 31, 2005. In fiscal year 2004, net interest income increased $62,000, due to a decrease in interest expense of $686,000 reduced by a $624,000 decrease in interest income. The decrease in interest income was due to a decrease due to rate of $758,000, reduced by an increase due to volume of $134,000. The decrease in

Income and Expense (cont.)

interest expense was due to a $701,000 decrease due to rate, reduced by an $15,000 increase due to volume.

For the nine months ended March 31, 2005, net interest income increased $45,000 due to a decrease in interest expense of $186,000, reduced by a decrease in interest income of $141,000. The decrease in interest income was due to a $139,000 decrease due to rate accented by a $2,000 decrease due to volume. The decrease in interest expense was the result of a decrease due to rate of $90,000 accented by a decrease due to volume of $96,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended June 30, 2003, and 2004, for the nine months ended March 31, 2004 and 2005, and at March 31, 2005, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Equitable Federal's weighted average yield on its loan portfolio decreased 53 basis points from fiscal year 2003 to 2004, from 6.49 percent to 5.96 percent and then decreased 17 basis points to 5.79 percent for the nine months ended March 31, 2005, and then increased 32 basis points to 6.11 percent at March 31, 2005. The yield on investment securities decreased 59 basis points from 3.92 percent in 2003 to 3.33 percent in fiscal year 2004, and then increased to 3.51 percent for the nine months ended March 31, 2005, and then increased 34 basis points to 3.85 percent at March 31, 2005. The combined weighted average yield on all interest-earning assets decreased 43 basis points to 5.30 percent from fiscal year 2003 to 2004, then increased 1 basis point to 5.31 percent for the nine months ended March 31, 2005, and increased another 41 basis points to 5.88 percent at March 31, 2005.

Yields and Costs (cont.)

Equitable Federal's weighted average cost of interest-bearing liabilities decreased 52 basis points to 3.01 percent from fiscal year 2003 to 2004, which was greater than the Bank's 43 basis point decrease in yield, resulting in an increase in the Bank's net interest rate spread of 11 basis points from 2.44 percent to 2.55 percent from 2003 to 2004. Then the Bank's interest rate spread decreased 4 basis points to 2.51 percent for the nine months ended March 31, 2005, and then increased 20 basis points to 2.271 percent at March 31, 2005. The Bank's net interest margin increased from 2.73 percent in fiscal year 2003 to 2.79 percent in fiscal year 2004, representing an increase of 6 basis points. Then the Bank's net interest margin increased 3 basis points to 2.82 percent for the nine months ended March 31, 2005.

INTEREST RATE SENSITIVITY

Equitable Federal has monitored its interest rate sensitivity position and focused on maintaining a minimal level of interest rate risk exposure by maintaining a moderate share of adjustable-rate residential mortgage loans, short term construction loans and adjustable-rate home equity loans, commercial real estate and multi family loans to offset its moderate share of fixed-rate residential mortgage loans. Equitable Federal recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and net portfolio value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in net portfolio value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. Equitable Federal has responded to the interest rate sensitivity issue by increasing its share of adjustable-rate loans.

Interest Rate Sensitivity (cont.)

The Bank measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The NPV for the Bank is calculated on a quarterly basis, by the OTS, showing the Bank's NPV to asset ratio, the dollar change in NPV, and the change in the NPV ratio for the Bank under rising and falling interest rates. Such changes in NPV ratio under changing rates are reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Exhibit 11 provides the Bank's NPV levels and ratios as of March 31, 2005, based on the OTS's calculations and the changes in the Bank's NPV levels under rising and declining interest rates. The focus on this exposure table is a 200 basis point change in interest rates either up or down.

The Bank's change in its NPV level at March 31, 2005, based on a rise in interest rates of 100 basis points was a 14.0 percent decrease, representing a dollar decrease in equity value of $2,493,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's NPV level was estimated to increase 9.0 percent or $1,535,000 at March 31, 2005. The Bank's exposure increases to a 30.0 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $5,336,000. The Bank's exposure is a 9.0 percent increase based on a 200 basis point decrease in interest rates, representing a dollar decrease of $1,646,000.

The Bank's post shock NPV ratio based on a 200 basis point rise in interest rates is 8.69 percent and indicates a 312 basis point decrease from its 11.81 percent based on no change in interest rates.

Interest Rate Sensitivity (cont.)

The Bank is aware of its moderate interest rate risk exposure under rapidly rising rates and falling rates. Due to Equitable Federal's recognition of the need to control its interest rates exposure, the Bank has been a more active originator of adjustable-rate residential mortgage and home equity loans and adjustable-rate commercial real estate and multi-family loans and plans to continue this lending strategy but with a continued activity in fixed-rate residential mortgage loans. The Bank will also continue to focus on strengthening its NPV ratio, recognizing the planned minority stock offering will increase the Bank's NPV ratio, based on any change in interest rates.

LENDING ACTIVITIES

Equitable Federal has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate loans, including land loans, construction loans, home equity loans, multi-family loans, commercial loans and consumer loans. Exhibit 12 provides a summary of Equitable Federal's loan portfolio, by loan type, at June 30, 2003 and 2004, and at March 31, 2005.

The primary loan type for Equitable Federal has been residential loans secured by one- to four-family dwellings, representing 63.7 percent of the Bank's gross loans as of March 31, 2005. This share of loans has seen a modest decrease from 65.3 percent at June 30, 2003. The second largest real estate loan type as of March 31, 2005, was commercial real estate which comprised a relatively strong 14.2 percent of gross loans compared to 15.3 percent as of June 30, 2003. The third key real estate loan type was multi-family loans, which represented 6.7 percent of gross loans as of March 31, 2005, compared to a higher 7.0 percent at June 30, 2003. The fourth key real estate loan type was construction loans, which represented 1.1 percent of gross loans as of March 31, 2005, compared to a lesser 0.4 percent at June 30, 2003. These four real estate loan categories represented a strong 85.7 percent of gross loans at March 31, 2005, compared to a larger 88.0 percent of gross loans at June 30, 2003.

Lending Activities (cont.)

Commercial business loans represent a smaller size loan category for Equitable Federal. Commercial business loans totaled $4.8 million and represented 3.9 percent of gross loans at March 31, 2005, compared to a lesser 2.1 percent at June 30, 2003.

The consumer loan category was the other loan category at March 31, 2005, and represented a moderate 10.4 percent of gross loans compared to 9.9 percent at June 30, 2003. Consumer loans were the third largest overall loan type at March 31, 2005, and were also the third largest loan category at June 30, 2003. The Bank's consumer loans include automobile loans, savings account loans, home equity loans and secured and unsecured personal loans. The overall mix of loans has witnessed modest changes from fiscal year-end 2003 to March 31, 2005, with the Bank having increased its shares of consumer loans, commercial business loans and construction loans to offset its decreases in one- to four-family loans, nonresidential loans and multi-family loans.

The emphasis of Equitable Federal's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located primarily in Equitable Federal's primary market area of Hall County. At March 31, 2005, 63.7 percent of Equitable Federal's gross loans consisted of loans secured by one- to four-family residential properties.

The Bank offers several types of adjustable-rate mortgage loans, ("ARMs") with adjustment periods of one year, three years, five years and ten years, and also offers balloon loans with terms of five to twenty years. The interest rates on ARMs are indexed to the one-year U.S. Treasury constant maturities index. ARMs have a maximum rate adjustment of 2.0 percent at each adjustment period and 5.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index, the one-year constant maturities index. The Bank retains all ARMs which it originates. The majority of ARMs have terms of 15 to 20 years with a maximum term of 30 years and actual terms of 15, 20 or 30 years.

Lending Activities (cont.)

The Bank's one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain "due on sale" clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

The Bank's other key mortgage loan product is a fixed-rate mortgage loan with a small share of Equitable Federal's new fixed-rate mortgage loans normally sold in the secondary market. The Bank normally retains most of its fixed-rate mortgage loans. Fixed-rate mortgage loans have a maximum term of 30 years.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at Equitable Federal, even though the Bank is permitted to make loans up to a 97.0 percent loan-to-value ratio. While the Bank does occasionally make loans even up to 103.0 percent of loan-to-value, the Bank requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 80.0 percent.

Equitable Federal has also been an originator of adjustable-rate and fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. The Bank had a total of $25.6 million in commercial real estate and multi-family combined loans at March 31, 2005, or 20.9 percent of gross loans, compared to a larger $26.1 million or 22.3 percent of gross loans at June 30, 2003.

The major portion of commercial real estate and multi-family loans are secured by condominiums, apartment buildings, land used for agricultural purposes, small retail establishments, office buildings and other owner-occupied properties used for business. Most

Lending Activities (cont.)

of the multi-family and commercial real estate loans are fully amortizing with a term of up to 20 years for adjustable-rate loans with one-year, three-year, five-year and ten-year adjustment periods. These loans have a maximum rate adjustment of 2.0 percent per adjustment period and 5.0 percent for the life of the loan. The maximum loan-to-value ratio is normally 80.0 percent.

The Bank also originates construction loans to individuals and to a lesser extent to builders for the construction of residential projects. The Bank makes construction loans for commercial development projects for apartment buildings, restaurants, motels, shopping centers and owner-occupied properties used for businesses. The Bank had $1.3 million or 1.1 percent of gross loans in construction loans at March 31, 2005. Construction loans normally have a term of six months for the construction period for residential properties and twelve months for commercial properties with a fixed interest rate for the term of the loan and a loan-to-value ratio of no more than 80.0 percent for single-family construction loans and 75.0 percent for commercial construction loans.

Equitable Federal is an originator of commercial business loans collateralized by industrial machinery and equipment, livestock, farm machinery, accounts receivable and inventory. Commercial loans totaled $4.8 million at March 31, 2005, and represented 3.9 percent of loans. The Bank originates both fixed and adjustable-rate loans with terms of up to seven years. Fixed-rate loans normally have a term of one year. Adjustable-rate loan rates are tied to *The Wall Street Journal* prime rate and adjust monthly.

Equitable Federal is an originator of consumer loans, including home equity loans, with these loans totaling $10.9 million at March 31, 2005, and representing 8.9 percent of gross loans and 85.9 percent of consumer loans. Home equity lines of credit have adjustable rates tied to the prime rate as published in *The Wall Street Journal.* These loans have a maximum combined loan-to-value ratio of 100.0 percent of the personal property and have terms of up to 15 years. Consumer loans also include automobile and recreational vehicle loans, share loans, and secured and unsecured personal loans.

Lending Activities (cont.)

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Equitable Federal's fixed- and adjustable-rate loans, indicating a majority of fixed-rate loans. At March 31, 2005, 21.1 percent of the Bank's loans due after June 30, 2005, were adjustable-rate and 78.9 percent were fixed-rate. At March 31,2005, the Bank had a modest 5.1 percent of its loans due on or before June 30, 2005 or due in one year or less, with 18.0 percent due by June 30, 2009, or in one to five years.

As indicated in Exhibit 14, Equitable Federal experienced a noticeable decrease in its one- to four-family loan originations and total loan originations from fiscal year 2003 to 2004, which then indicated an increase in the nine months ended March 31, 2005. Total loan originations in fiscal year 2003 were $61.1 million compared to a lesser $51.8 million in fiscal year 2004, reflective of a lower balance of one- to four-family loans originated, decreasing from $45.7 million to $35.8 million. The decrease in one- to four-family real estate loan originations from 2003 to 2004 of $9.9 million represented 106.5 percent of the $9.3 million aggregate decrease in total loan originations from 2003 to 2004, with commercial real estate and multi-family loans decreasing $20,000 and representing 0.2 percent of the total decrease in loan originations. Construction loans decreased $163,000 from 2003 to 2004, and consumer loans originated increased $790,000.

In the nine months ended March 31, 2005, total loan originations were $40.5 million, indicating an increase of $4.2 million from the $36.3 million in loan originations in the nine months ended March 31, 2004. One- to four-family loan originations decreased $4.1 million. Commercial real estate and multi-family loan originations increased, indicating a rise in originations of $7.8 million, representing 185.7 percent of the total increase in loan originations in the nine months ended March 31, 2005, compared to the nine months ended March 31, 2004. Consumer loans increased $647,000, representing 15.4 percent of the total increase.

Overall, loan originations exceeded principal payments, loans sales, loan repayments and other deductions in 2003 and also exceeded reductions in 2004 and in the nine months ended

March 31, 2005. In fiscal 2003, loan originations exceeded reductions by $9.3 million, then exceeded reductions by $2.0 million in 2004 and exceeded reductions by $3.2 million in the nine months ended March 31, 2005.

NONPERFORMING ASSETS

Equitable Federal understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with increases in their nonperforming assets and have been forced to recognize higher charge-offs and the need to set aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. Equitable Federal was faced with a higher nonperforming assets in 2003, which decreased in 2004 and further decreased in the nine months ended March 31, 2005.

Exhibit 15 provides a summary of Equitable Federal's delinquent loans at June 30, 2003 and 2004, and at March 31, 2005, indicating an overall increase in delinquent loans from June 30, 2003, to March 31, 2005. The Bank had $2,474,000 in loans delinquent 30 to 59 days at March 31, 2005. Loans delinquent 60 to 89 days totaled $170,000 at March 31, 2005, with these two categories representing 2.16 percent of gross loans with most of them one- to four-family real estate loans. At June 30, 2003, delinquent loans of 30 to 59 days totaled $247,000 or 0.21 percent of gross loans and loans delinquent 60 to 89 days totaled $641,000 or 0.55 percent of gross loans for a combined share of 0.76 percent of gross loans, compared to a much higher $2,644,000 or 2.16 percent of gross loans at March 31, 2005.

Nonperforming Assets (cont.)

It is normal procedure for Equitable Federal's board to review most loans delinquent 30 days or more on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 5 to 15 days, the Bank sends a notice to the borrower, possibly accompanied by a phone call, and after 15 days delinquency, a second notice is sent. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends additional notices after 15 days and 45 days of delinquency.

When the loan becomes delinquent at least 90 days, the Bank will send a letter to the borrower declaring acceleration of payment and providing the borrower 30 days to make arrangement for payments. Under certain circumstances, the Bank may arrange for an alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceeding is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower's ability and willingness to cooperate in curing the delinquency. The Bank generally initiates foreclosure when a loan has been delinquent 120 days and no workout agreement has been reached.

Exhibit 16 provides a summary of Equitable Federal's nonperforming assets at June 30, 2003, and 2004, and March 31, 2004 and 2005. Nonperforming assets include loans 90 days or more past due, nonaccruing loans and repossessed assets. The Bank carried higher nonperforming assets in 2003, but lower amounts in 2004 and at March 31, 2005. Equitable Federal's nonperforming assets were $1,390,000 at June 30,2003, and a lesser $443,000 at June 30, 2004, which represented 0.94 percent of assets in 2003 and 0.30 percent in 2004. The Bank's nonperforming assets included $995,000 in nonaccrual loans, no loans 90 days or more past due and $395,000 in real estate owned for a total of $1,390,000 in 2003 and $36,000 in real estate owned, no loans 90 days or more past due, and $407,000 in nonaccrual loans in 2004 for a total of $443,000. At March 31, 2005, nonperforming assets were a minimal $28,000 or 0.02 percent of assets and included $28,000 in nonaccrual loans with no real estate owned or loans 90 days or more past due.

Nonperforming Assets (cont.)

Equitable Federal's nonperforming assets were lower than its classified assets. The Bank's classified assets were 1.05 percent of assets at June 30, 2003, 1.03 percent at December 31, 2004, and 1.04 percent at March 31, 2005 (reference Exhibit 17). The Bank's classified assets consisted of $1,453,000 in substandard assets, with no assets classified as doubtful or loss at March 31, 2005. The Bank had $36,000 classified as loss and $1,460,000 classified as substandard in 2004 and $378,000 classified as loss, $1,151,000 classified as substandard and $21,000 classified as doubtful in 2003.

Exhibit 18 shows Equitable Federal's allowance for loan losses at June 30, 2003 and 2004, and March 31, 2004 and 2005, indicating the activity and the resultant balances. Equitable Federal has witnessed a moderate decrease in its balance of allowance for loan losses from $1,073,000 at June 30, 2003, to $771,000 at March 31, 2005. The Bank had provisions for loan losses of $554,000 in fiscal 2003 and $45,000 in the nine months ended March 31, 2004, and $90,000 in the nine months ended March 31, 2005. The Bank had a credit to its allowance for loan losses of $296,000 in fiscal year 2004, resulting in the decrease in allowance for loan losses.

The Bank had total charge-offs of $353,000 in fiscal 2003, and $314,000 in 2004 with total recoveries of $16,000 in 2003 and $283,000 in 2004. The Bank had lower charge-offs in the nine months ended March 31, 2005, of $66,000, and total recoveries of $1,000. The Bank's ratio of allowance for loan losses to gross loans was 0.92 percent at June 30, 2003, and a lower 0.63 percent at March 31, 2005, due to the credit to provisions. Allowance for loan losses to nonperforming loans was 107.86 percent at June 30, 2003, and 2749.80 percent at March 31, 2005.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, municipal securities, equity securities, collateralized mortgage obligations, and mortgage-backed securities. Exhibit 19 provides a summary of Equitable Federal's investment portfolio at June 30, 2003, and 2004, and March 31, 2005, excluding FHLB stock. The exhibit also includes the Bank's mortgage-backed securities at June 30, 2003 and 2004. Investment securities totaled $14.3 million at March 31, 2005, compared to $22.3 million at June 30, 2003. In addition, the Bank had $1,966,100 in FHLB stock at March 31, 2005, and a lesser $1,821,000 at June 30, 2003.

The primary component of investment securities at March 31, 2005, was U.S. government and federal agency securities, representing 56.9 percent of total investments, excluding FHLB stock, compared to a much smaller 13.5 percent at June 30, 2003, when equity securities was the key component representing 65.9 percent of securities. The Bank also had cash and interest-bearing deposits totaling $1.8 million at March 31, 2005, and a larger $1.9 million at June 30, 2003. The weighted average yield on investment securities was 3.51 percent for the nine months ended March 31, 2005, and a higher 3.92 percent for the year ended June 30, 2003.

DEPOSIT ACTIVITY

The mix of deposits by amount at June 30, 2003, and 2004, and at March 31, 2005, is provided in Exhibit 20. There has been a modest change in total deposits and in the deposit mix during this period. Total deposits have decreased from $103.8 million at June 30, 2003, to $100.6 million at March 31, 2005, representing a decrease of $3.5 million or 3.4 percent. Certificates of deposit have decreased from $83.2 million at June 30, 2003, to $78.7 million at March 31, 2005, representing a decrease of $4.5 million or 5.4 percent, while savings, NOW and MMDA accounts have increased $1.3 million from $20.6 million at June 30, 2003, to $21.9 million at March 31, 2005 or 6.4 percent.

The Bank's share of certificates of deposit witnessed a decrease, declining from an above average 80.2 percent of deposits at June 30, 2003, to a modestly lower but still strong 78.2

Deposit Activity (cont.)

percent of deposits at March 31, 2005. The major component of certificates at March 31, 2005, had rates between 3.01 percent and 4.00 percent and represented 49.3 percent of certificates. At June 30, 2003, the major component of certificates was also the 3.01 percent to 4.00 percent category with a lesser 39.2 percent of certificates. The category witnessing the strongest growth in dollars from June 30, 2003, to March 31, 2005, was certificates with rates between 3.01 percent and 4.00 percent, which increased $6.2 million during this time period. The category witnessing the largest dollar decrease from June 30, 2003, to March 31, 2005, was certificates with rates between 4.01 percent and 5.00 percent, which declined $6.2 million.

Exhibit 21 also provides a breakdown of certificates by maturity as of March 31, 2005. A strong 66.1 percent of the Bank's certificates of deposit mature in one year or less. The second largest category of certificates based on maturity was certificates maturing in one to two years, which represented 18.9 percent of certificates. The largest category of certificates based on interest rate was certificates with rates from 3.01 percent to 4.00 percent, totaling $38.8 million, representing 49.3 percent of certificates.

Exhibit 22 shows the Bank's deposit activity for the two years ended June 30, 2003, and 2004 and for the nine months ended March 31, 2004 and 2005. Including interest credited, Equitable Federal experienced net decreases in deposits in each fiscal year ended 2003 and 2004 and in the nine month period ended March 31, 2004. In fiscal year 2003, there was a net increase in deposits of $5.5 million, and then a net decrease of $5.8 million in 2004. In the nine months ended March 31, 2004, there was a net decrease in deposits of $5.7 million, resulting in a 5.5 percent decrease in deposits, and in the nine months ended March 31, 2005, there was a net increase in deposits of $2.6 million or 2.7 percent.

BORROWINGS

Equitable Federal has made regular use of FHLB advances in the years ended June 30, 2003 and 2004, and in the nine months ended March 31, 2005. The Bank had total FHLB advances of $27.8 million at June 30, 2003, with a weighted cost of 5.38 percent and a similar $28.2 million at March 31, 2005, with a weighted cost of 5.30 percent.

SUBSIDIARIES

Equitable Federal had no wholly-owned subsidiaries at March 31, 2005, or at June 30, 2003 and 2004.

OFFICE PROPERTIES

Equitable Federal had two regular offices at March 31, 2005, its home office located at 113-115 North Locust Street in Grand Island, and a branch in Grand Island at 619 Diers Avenue, North (reference Exhibit 24). Equitable Federal owns both of these offices. The Bank also owns another drive-up facility and an office used for its investment services. At March 31, 2005, the Bank's net investment in its office premises totaled $3.4 million or 2.38 percent of assets and the Bank's total investment in fixed assets, based on depreciated cost, was $3.6 million or 2.48 percent of assets.

MANAGEMENT

The president and chief executive officer of Equitable Federal is Richard L. Harbaugh, who is also a director. Mr. Harbaugh joined the Bank in 2000 to serve as president and chief executive officer. Prior to that, Mr. Harbaugh was president and chief executive officer of Overland National Bank in Grand Island and First National Bank & Trust in Kearny for a combined 22 years. Joanne Roush Holmes is executive vice president, chief administrative officer and secretary of the Bank. Ms. Holmes has served as executive vice president since 2004 and as chief administrative officer since 2001. Ms. Roush has served as secretary since 1990 and as a director since 1996. Kim E. Marco is executive vice president and chief financial officer. Mr. Marco has served as executive vice president since 2004 and as chief financial officer since 1995. Mr. Marco served as senior vice president from 1995 to 2004 and prior to that as treasurer and controller. David F. Dohmen is senior vice president and chief lending officer, positions he has held since 2001. Mr. Dohmen previously served as assistant vice president and lending officer since 1988. Terry M. Pfeifer is senior vice president and chief investment officer, positions he has held since 2001. Mr. Pfeifer previously served as investment officer at Wells Fargo Bank and prior to that at Overland Bank.

II. DESCRIPTION OF PRIMARY MARKET AREA

Equitable Federal's market area encompasses all of Hall County, Nebraska ("market area") where the Bank's two offices are located.

Exhibit 26 provides a summary of key demographic data and trends for Hall County, Nebraska and the United States. From 1990 to 2000, population increased in the market area and increased in Nebraska and the United States. The population increased by 9.4 percent in Hall County and increased by 8.4 percent in Nebraska and 13.2 percent in the United States. The estimated population in 2004 indicates an increase in population from 2000 to 2004 in all areas, with the market area's population having increased 1.0 percent from 2000 to 2004, compared to a 3.2 percent increase in Nebraska and 5.0 percent in the United States. Future population projections indicate that population will continue to increase in the market area from 2004 through the year 2009. The market area's population is projected to increase by 1.2 percent with the populations of Nebraska and the United States projected to increase by 4.1 percent and 6.3 percent, respectively.

The market area witnessed an increase in households (families) of 9.0 percent from 1990 to 2000. During that same time period, the number of households increased in Nebraska by 10.5 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2004 indicates a minimal increase in the market area of 1.7 percent. Nebraska indicated a modest increase of 4.4 percent, lower than the United States' increase of 5.8 percent. From 2004 through the year 2009, the market area's households are projected to continue to increase by 1.8 percent, while the number of households are expected to increase by 5.2 percent in Nebraska and by 7.0 percent in the United States.

In 1990, the per capita income in the market area was lower than the per capita income in Nebraska and the United States. The market area had a 1990 per capita income of $11,526, while Nebraska and the United States had 1990 per capita income of $12,452 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas. The market area's per capita income increased from 1990 to 2000 by 50.8 percent to $17,386. Per capita income increased by 57.5 percent in Nebraska to $19,613 and by 50.4 percent to $21,684 in the United States. From 2000 to 2004, per capita income continued to increase by 19.2 percent to $20,730 in the market area, by 21.1 percent to $23,743 in Nebraska and by 19.3 percent to $25,866 in the United States.

The 1990 median household income of $25,546 in the market area was lower than the median household income in Nebraska at $26,016 and the United States at $28,525. From 1990 to 2000, median household income increased in all areas, with the market area indicating a 44.7 percent increase to $36,972, compared to a 50.9 percent increase to $39,250 in Nebraska and a 44.9 percent increase to $41,343 in the United States. From 2000 to 2004, median household income in the market area was estimated to have increased 14.9 percent to $42,467. Nebraska's median household income grew 15.8 percent to $45,453, and the United States' increase was 16.4 percent to $48,125 from 2000 to 2004. From 2004 to 2009, median household income is projected to increase by 17.6 percent in the market area, by 19.9 percent in Nebraska and 17.8 percent in the United States. Based on those rates of increase, by 2009, median household income is expected to be $49,9485 in the market area, $54,516 in Nebraska, and $56,710 in the United States.

Exhibit 27 provides a summary of key housing data for the market area, Nebraska and the United States. In 1990, the market area had a rate of owner-occupancy of 63.6 percent, lower than Nebraska and the United States at 66.5 percent and 64.2 percent, respectively. As a result, the market area supported a higher rate of renter-occupied housing of 36.4 percent, compared to 33.5 percent for Nebraska and 35.8 percent for the United States. In 2000, owner-occupied housing increased in all the areas to 65.9 percent, 67.4 percent and 66.2 percent in the market area, Nebraska and the United States, respectively. Conversely, the renter-occupied rates decreased in all areas to levels of 34.1 percent, 32.6 and 33.8 percent in the market area, Nebraska and the United States, respectively.

Description of Primary Market Area (cont.)

The market area's 1990 median housing value was $47,700, lower than Nebraska's median housing value of $50,000 and the United States' median housing value of $79,098. The 1990 average median rent of the market area was $319, which was below the median rent of Nebraska at $348 and the United States at $374. In 2000, median housing values had increased in the market area, Nebraska and the United States. The market area had a 2000 median housing value of $83,700 still lower than Nebraska at $88,000 and the United States at $119,600. The 2000 median rent levels were $456, $491 and $602 in the market area, Nebraska and the United States, respectively.

In 1990, the major source of employment for the market area by industry group, based on share of employment, was the services industry at 33.6 percent. The services industry was responsible for the majority of employment in Nebraska and the United States with 36.1 percent of jobs in Nebraska and 34.0 percent in the United States (reference Exhibit 28). The wholesale/retail industry was the second major employer in the market area at 27.6 percent while the wholesale/retail group was the second leading employer at 22.5 percent in Nebraska as well as in the United States with 27.5 percent of employment. The manufacturing trade was the third major overall employer in the market area at 17.4 percent. In Nebraska, the manufacturing industry was also the third major employer, responsible for 12.7 percent of employment. The manufacturing group was also the third major employer in the United States with 19.2 percent. The construction group, finance, insurance and real estate group, transportation/utilities group, and the agriculture/mining groups combined to provide 21.4 percent of employment in the market area, 28.7 percent of employment in Nebraska and 19.3 percent in the United States.

In 2000, the services industry, wholesale/retail trade industry and manufacturing industry provided the first, second and third highest levels of employment, respectively, for the market area, Nebraska, and the United States. The services industry accounted for 38.8 percent, 43.8 percent and 46.7 percent in the market area, Nebraska and the United States, respectively. The wholesale/retail industry provided for 19.2 percent, 15.7 percent and 15.3 percent in the same respective areas. The manufacturing trade group provided 18.1 percent, 12.2 percent and 14.1 percent of employment in the market area, Nebraska and the United States, respectively.

Some of the largest employers in the area are listed below.

Employer	Business	Number of Employees
Swift and Company	Beef/beef by-products	2,590
Chief Industries	Grain bins, steel buildings, etc.	1,641
Saint Francis Medical Center	Health Care Services	1,300
Grand Island Public Schools	Education	1,050
New Holland North America	Forage harvesters, combines	700
Principal Financial Group	Group insurance carrier	600
City of Grand Island	Government	535
McCain Foods, USA	Process coated vegetables, etc.	400

The unemployment rate is another key economic indicator. Exhibit 29 shows the unemployment rates in Hall County, Nebraska and the United States in 2001 through April 2005. Hall County and Nebraska have both had lower rates on unemployment as compared to the United States. In 2001, Hall County had an unemployment rate of 3.0 percent, compared to unemployment rates of 3.1 percent in Nebraska and 4.8 percent in the United States. The market area's unemployment rate increased in 2002 to 3.6 percent, compared to 3.7 percent in Nebraska and 5.8 percent in the United States. In 2003, the market area again increased its rate of unemployment to 6.1 percent. Nebraska also increased to 4.0 percent, and the United States increased to 6.0 percent. In 2004, unemployment rates decreased for all three areas with rates of 3.7 percent, 3.8 percent and 5.5 percent for Hall County, Nebraska and the United States, respectively. Through April 2005, the market area had an increase in its unemployment rate to 4.0 percent as did Nebraska to an identical 4.0 percent, while the United States decreased to 4.9 percent.

Exhibit 30 provides deposit data for banks and thrifts in Hall County. Equitable Federal's deposit base in the market area was $98.6 million or a 35.0 percent share of the $282.1 million total thrift deposits but only a 9.5 percent share of the total deposits, which were $1.0 billion as of June 30, 2004. It is evident from the size of the thrift deposits and bank deposits that the market area has a moderately strong deposit base, with Equitable Federal having strong market penetration for thrift deposits but a moderate market penetration for total deposits.

Exhibit 30 provides interest rate data for each quarter for the years 2001 through the first quarter of 2005. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2001 and 2002 and then a basically flat trend in 2003. This trend indicates some increase in One-Year Treasury Bills and 30-Year Treasury Notes. Then rates have indicated constant increases in each quarter in 2004 and continuing at a stronger pace in 2005.

SUMMARY

To summarize, the market area represents an area with growing population and household trends during the 1990s. Such a pattern is projected to continue at a much slower pace from 2000 through 2009. The market area displayed a lower per capita income and lower household income than Nebraska and the United States. In both 1990 and 2000, the median rent and median housing value of the market area was lower than that of both Nebraska and the United States. The market area has had lower unemployment rates when compared to the United States'. Finally, the market area is a very competitive financial institution market dominated by banks with a total market deposit base for banks and thrifts in the market area that is $1.0 billion in deposits.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Nebraska.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 221 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 93 publicly-traded Midwest thrifts ("Midwest thrifts") and the 2 publicly-traded thrifts in Nebraska ("Nebraska thrifts"), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between July 1, 2004, and June 22, 2005.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Equitable Savings as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Equitable Savings' basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. The following thrift institutions were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Institution	State
Rantoul First Bank	Illinois
Vermilion Bancorp, Inc.	Illinois
PFS Bancorp, Inc.	Indiana

There are no pending merger/acquisition transactions involving thrift institutions in Equitable Savings' city, county or market area as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-

Mutual Holding Companies (cont.)

traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 56 publicly-traded mutual holding companies as well between those 56 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit 37 presents key financial data and ratios for the 56 publicly-traded, FDIC-insured mutual holding companies in the United States. The following thrift institutions were potential comparable group candidates, but were not considered due to their mutual holding company form:

Institution	State
AJS Bancorp Inc., MHC	Illinois
Cheviot Financial (MHC)	Ohio
Citizens Community Bancorp MHC	Wisconsin
Eureka Financial Corp, MHC	Pennsylvania
Greater Delaware Valley MHC	Pennsylvania
Jacksonville Bancorp, MHC	Ohio
Liberty Savings Bank, MHC	Missouri
Mid-Southern Savings Bank, MHC	Indiana
Minden Bancorp, Inc. MHC	Louisiana
Webster City Federal Bancorp, MHC	Iowa

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ), or traded over the counter and listed on the OTC bulletin board. Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. It should be noted that a number of smaller to medium size publicly-traded thrift institutions and thrift institution holding companies, have elected to delist their stocks from the major exchanges. It is, in our opinion, prudent to include in the universe of comparable group candidates companies trading over the counter rather than to reduce the size of that universe. Of the 277 publicly-traded, FDIC-insured savings institutions, including the 56 mutual holding companies, 15 are traded on the New York Stock Exchange, 18 are traded on the American Stock Exchange, 147 are traded on NASDAQ and 66 are traded over the counter. There were an additional 31 institutions listed in the Pink Sheets, but they were not considered for the comparable group selection.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of June 22, 2005, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to March 31, 2004.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution

Geographic Location (cont.)

stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Equitable Savings, including the mid-Atlantic, New England and southeastern states.

The geographic location parameter consists of Nebraska and its surrounding states of South Dakota, Iowa, Kansas, Colorado and Wyoming, as well as the states of Arkansas, Illinois, Indiana, Louisiana, Minnesota, Missouri, Ohio, Texas and Washington for a total of seventeen states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The total asset size for any potential comparable group institution was $400 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to Equitable Savings, with assets of approximately $145 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 60 institutions considered as comparable group candidates after applying the general parameters, with the outlined institutions being those ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section. It should be noted that the comparable group candidates may be members of either the Bank Insurance Fund (BIF) or the Savings Association Insurance Fund (SAIF), since many members of each fund hold significant balances of deposits insured by the other fund.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Equitable Savings with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from Equitable Savings. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments to asset, excluding mortgage-backed securities, was 8.5 percent at March 31, 2005, and reflects Equitable Savings' share of investments considerably lower than the national and regional averages of 13.9 percent and 13.5 percent, respectively. The Bank's investments have consisted primarily of U.S. government and federal agency securities, municipal securities, CMOs and equity securities. For its five most recent fiscal years ended June 30, 2004, Equitable Savings' average ratio of cash and investments to assets was a similar 10.9 percent, ranging from a high of 17.5 percent in 2002 to a low of 6.0 percent in 2000, with a fairly flat trend during the last three fiscal years. It should be noted that, for the purposes of comparable group selection, Equitable Savings' $2.0 million balance of Federal Home Loan Bank stock at March 31, 2005, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is has been defined as 20.0 percent or less of assets, with a midpoint of 10.0 percent, similar to the Bank's current and average ratios.

Mortgage-Backed Securities to Assets

At March 31, 2005, Equitable Savings' ratio of mortgage-backed securities to assets was 2.6 percent, much lower than to the national average of 11.5 percent and the regional average of 8.2 percent for publicly-traded thrifts. The Bank's five most recent calendar year average is a

Mortgage-Backed Securities to Assets (cont.)

similar 3.7 percent, also lower than industry averages, with a generally flat trend. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 15.0 percent or less of assets and a midpoint of 7.5 percent.

One- to Four-Family Loans to Assets

Equitable Savings' lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 53.7 percent of the Bank's assets at March 31, 2005, which is similar to the national average of 49.8 percent. The parameter for this characteristic requires any comparable group institution to have from 30.0 percent to 70.0 percent of its assets in one- to four-family loans with a midpoint of 50.0 percent.

Total Net Loans to Assets

At March 31, 2005, Equitable Savings had a 83.8 percent ratio of total net loans to assets and a similar five fiscal year average of 80.4 percent, both being higher than the national average of 69.9 percent and the regional average of 73.0 percent for publicly-traded thrifts. The Bank's ratio of total net loans to assets has remained generally constant from 83.2 percent in fiscal year 2000.

The parameter for the selection of the comparable group is from 60.0 percent to 90.0 percent with a midpoint of 75.0 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Equitable Savings.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Equitable Savings' shares of mortgage-backed securities to assets and total net loans to assets were 2.6 percent and 83.9 percent, respectively, for a combined share of 86.5 percent. Recognizing the industry and regional ratios of 11.5 percent and 8.2 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 70.0 percent to 90.0 percent, with a midpoint of 80.0 percent.

Borrowed Funds to Assets

Equitable Savings had borrowed funds equal to 19.7 percent of assets at March 31, 2005, and had borrowed funds of 22.2 percent, 19.3 percent and 20.1 percent at June 30, 2004, 2003 and 2002, respectively. The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds increased overall from 1997 through 2003 and then subsided in early 2004. The rise was due to the greater competition for deposits and lower cost funds, resulting in an increase in borrowed funds by many institutions as an alternative to higher cost and/or longer term certificates. In 2002 and 2003, however, lower interest rates resulted in some moderation of borrowings by financial institutions, particularly among nonpublicly-traded institutions. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The parameter range of borrowed funds to assets is 35.0 percent or less with a midpoint of 17.5 percent.

Equity to Assets

Equitable Savings' equity to assets ratio was 9.8 percent at March 31, 2005, 9.7 percent at June 30, 2004, 9.4 percent at June 30, 2003, and 9.8 percent at June 30, 2002, averaging 9.6 percent for the three fiscal years ended June 30, 2004. After conversion, based on the midpoint value of $27.0 million and a 43.1 percent minority public offering of $10.8 million, with 50.0 percent of the net proceeds of the public offering going to the Bank, its equity is projected to stabilize within the range of 12 percent to 13 percent of assets, with the Corporation within the range of 14 percent to 15 percent of assets.

Based on those equity ratios, we have defined the equity ratio parameter to be 7.0 percent to 15.0 percent with a midpoint ratio of 11.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of Equitable Savings' earnings performance and the basis for such performance both historically and during the four quarters ended March 31, 2005. The primary performance indicator is the Bank's core return on average assets (ROAA). The second performance indicator is the Bank's core return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Equitable Savings is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is core ROAA. For the twelve months ended March 31, 2005, Equitable Savings' core ROAA was 0.28 percent based on adjusted core earnings after taxes of $412,000, as detailed in Item I of this Report. The Bank's ROAA in its most recent two fiscal years of 2003 and 2004, based on net earnings, was 0.21 percent and 0.15 percent, respectively.

Considering the historical and current earnings performance of Equitable Savings, the range for the ROAA parameter based on core income has been defined as 0.20 percent to a high of 0.75 percent with a midpoint of 0.48 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

Prior to conversion, Equitable Savings' core ROAE for the twelve months ended March 31, 2005, was 2.93 percent based on core income. In its most recent two fiscal years, the Bank's average ROAE, based on net earnings, was 1.92 percent, from a low of 1.60 percent in 2003 to a high of 2.25 percent in 2004.

The parameter range for ROAE for the comparable group, based on core income, is from 1.0 percent to 8.0 percent with a midpoint of 4.5 percent.

Net Interest Margin

Equitable Savings had a net interest margin of 2.84 percent for the twelve months ended March 31, 2005, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margin in the two fiscal years of 2003 and 2004 were 2.73 percent and 2.79 percent, respectively, averaging 2.76 percent and indicating a nominal upward trend since June 30, 2004.

The parameter range for the selection of the comparable group is from a low of 2.25 percent to a high of 3.75 percent with a midpoint of 3.00 percent.

Operating Expenses to Assets

For the twelve months ended March 31, 2005, Equitable Savings had a moderately higher than average 2.95 percent ratio of operating expense to average assets. In fiscal year 2004, the Bank's expense ratio was 2.86 percent, representing an increase from 2.74 percent in fiscal 2003 and similar to 2.96 percent in fiscal 2002 , averaging 2.79 percent for the five most recent fiscal years.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 3.75 percent with a midpoint of 2.88 percent.

Noninterest Income to Assets

Compared to publicly-traded thrifts, Equitable Savings has historically experienced a lower than average dependence on noninterest income as a source of additional income, although its noninterest income was typically higher in fiscal year 2003 related to a greater volume of loans originated and sold. The Bank's ratio of noninterest income to average assets was 0.41 percent for the twelve months ended March 31, 2005. For its most recent three fiscal years,

Noninterest Income to Assets (cont.)

ended June 30, 2002 through 2004, Equitable Savings' ratio of noninterest income to average assets was 0.53 percent, 0.57 percent and 0.41 percent, respectively.

The range for this parameter for the selection of the comparable group is 0.75 percent of average assets or less, with a midpoint of 0.38 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Equitable Savings. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

Equitable Savings' ratio of nonperforming assets to assets was 0.02 percent at March 31, 2005, which was significantly lower than the national average of 0.71 percent for publicly-traded thrift and the higher average of 1.14 percent for Midwest thrifts. The Bank's ratio of nonperforming assets to total assets was a higher 0.30 percent and 0.94 percent at June 30, 2004 and 2003, respectively.

The comparable group parameter for nonperforming assets is 1.00 percent or less of total assets.

Repossessed Assets to Assets

Equitable Savings was absent repossessed assets at March 31, 2005, following ratios of repossessed assets to total assets of 0.02 percent and 0.27 percent at June 30, 2004, and June 30, 2003, respectively. National and regional averages were 0.12 percent and 0.18 percent, respectively, for publicly-traded thrift institutions at March 31, 2005.

The range for the repossessed assets to total assets parameter is 0.50 percent of assets or less with a midpoint of 0.25 percent.

Loans Loss Reserves to Assets

Equitable Savings had an allowance for loan losses of $771,000, representing a loan loss allowance to total assets ratio of 0.53 percent at March 31, 2005, which was lower than its 0.63 percent ratio at June 30, 2004, and its 0.92 percent ratio at June 30, 2003.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.30 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $122.8 million to $283.1 million with an average asset size of $179.4 million and have an average of 4.1 offices per institution. One of the comparable group institutions was converted in 1993, one in 1995, five in 1996, two in 1997 and one in 1999. Seven of the comparable group institutions are traded on NASDAQ and the remaining three are traded over the counter. The comparable group institutions as a unit have a ratio of equity to assets of 10.6 percent, which is 31.6 percent higher than all publicly-traded

The Comparable Group (cont.)

thrift institutions in the United States and 36.7 percent higher than the average of the two publicly-traded thrift institutions in Nebraska; and for the most recent four quarters indicated a core return on average assets of 0.57 percent, lower than all publicly-traded thrifts at 1.01 percent and similar to the publicly-traded Nebraska thrifts at 0.59 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Equitable Savings to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Nebraska thrifts, as well as to the ten institutions constituting Equitable Savings' comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 42 through 47.

As presented in Exhibits 42 and 43, at March 31, 2005, Equitable Savings' total equity of 9.76 percent of assets was modestly lower than the comparable group at 10.65 percent, all thrifts at 10.16 percent and Midwest thrifts at 10.25 percent, but higher than Nebraska thrifts at 8.30. The Bank had a 53.73 percent share of net loans in its asset mix, lower than the comparable group at 77.61 percent, all thrifts at 69.77 percent, Midwest thrifts at 72.82 percent and Nebraska thrifts at 81.73 percent. Equitable Savings' share of net loans, higher than industry averages, is primarily the result of its lower 8.49 percent share of cash and investments and its lower 2.61 percent share of mortgage-backed securities. The comparable group had a modestly higher 12.64 percent share of cash and investments and a modesty higher 5.13 percent share of mortgage-backed securities. All thrifts had 11.52 percent of assets in mortgage-backed securities and 13.94 percent in cash and investments. Equitable Savings' 62.29 percent share of deposits was much lower than the comparable group, higher than all thrifts and similar to Midwest thrifts and Nebraska thrifts, reflecting the Bank's ratio of borrowed funds to assets. The comparable group had deposits of 72.61 percent and borrowings of 15.77 percent. All thrifts averaged a 56.15 percent share of deposits and 33.86 percent of borrowed funds, while Midwest thrifts had a 63.90 percent share of deposits and a 25.44 percent share of borrowed funds. Nebraska thrifts averaged a 63.62 percent share of deposits and an 26.90 percent share of borrowed funds. Equitable Savings was absent intangible assets at March 31, 2005, compared to 0.25 percent for the comparable group, 0.74 percent for all thrifts, 0.51 percent for Midwest thrifts and 1.70 percent for the two Nebraska thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45, 46 and 47 and provide a synopsis of key sources of income and key expense items for Equitable Savings in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended March 31, 2005, Equitable Savings had a yield on average interest-earning assets modestly higher than the comparable group, all thrifts and Midwest thrifts and Nebraska thrifts. The Bank's yield on interest-earning assets was 5.50 percent compared to the comparable group at 5.36 percent, all thrifts at 5.40 percent, Midwest thrifts at 5.41 percent and Nebraska thrifts at 5.34 percent.

The Bank's cost of funds for the twelve months ended March 31, 2005, was moderately higher than the comparable group, all thrifts Midwest thrifts and Nebraska thrifts. Equitable Savings had an average cost of interest-bearing liabilities of 2.86 percent compared to 2.40 percent for the comparable group, 2.30 percent for all thrifts, 2.44 percent for Midwest thrifts and 2.64 percent for Nebraska thrifts. The Bank's similar yield on interest-earning assets and moderately higher interest cost resulted in a net interest spread of 2.63 percent, which was lower than the comparable group at 2.96 percent, all thrifts at 3.10 percent, Midwest thrifts at 2.97 percent and Nebraska thrifts at 2.70 percent. Equitable Savings generated a net interest margin of 2.84 percent for the twelve months ended March 31, 2005, based on its ratio of net interest income to average interest-earning assets, which was substantially lower than the comparable group ratio of 3.21 percent. All thrifts averaged a higher 3.28 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 3.19 percent; and Nebraska thrifts averaged 2.91 percent.

Equitable Savings' major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 46. The Bank recaptured into income previous excess provisions for loan losses during the twelve months ended March 31, 2005, equal to 0.17 percent of average assets. The comparable group indicated a provision representing a 0.11 percent of

Analysis of Financial Performance (cont.)

assets, with all thrifts at 0.09 percent, Midwest thrifts at 0.15 percent and Nebraska thrifts at 0.16 percent.

The Bank's noninterest income was $600,000 or 0.41 percent of average assets for the twelve months ended March 31, 2005, with such noninterest income absent gains or losses for the Bank during that period. Such a ratio of noninterest income to average assets was identical to the comparable group, but significantly lower than all thrifts at 1.22 percent, Midwest thrifts at 1.00 percent and Nebraska thrifts at 0.90 percent. For the twelve months ended March 31, 2005, Equitable Savings' operating expense ratio was 2.95 percent of average assets, which higher than the comparable group at 2.49 percent, all thrifts at 2.18 percent, Midwest thrifts at 2.36 percent and Nebraska thrifts at 2.33 percent.

The overall impact of Equitable Savings' income and expense ratios is reflected in the Bank's net income and return on assets. For the twelve months ended March 31, 2005, the Bank had an identical net and core ROAA of 0.28 percent. For its most recent four quarters, the comparable group had a higher net and core ROAA of 0.59 percent and 0.57 percent, respectively. All publicly-traded thrifts averaged a higher net ROAA of 1.00 percent and an identical 1.00 percent core ROAA, with Midwest thrifts a 0.74 percent net ROAA and a 0.81 percent core ROAA. The twelve month net ROAA for the two Nebraska thrifts was 0.21 percent, lower than Equitable Savings, but the core ROAA for the Nebraska thrifts was a higher 0.59 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Equitable Savings with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to charge-offs, the balance of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses. The earnings performance analysis was based on the Bank's identical net and core earnings for the twelve months ended March 31, 2005, with comparisons to the core earnings of the comparable group, all thrifts and other geographical subdivisions.

As discussed earlier, the Bank has historically focused on increasing its assets, loans and deposits, strengthening net income, controlling operating expenses, attaining and maintaining a low balance of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its overall interest rate risk; and maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs. The Bank has closely monitored its net interest margin, which has been lower than

Earnings Performance (cont.)

average since 2000. During its past five fiscal years, Equitable Savings' ratio of interest expense to average assets has increased moderately from 2.36 percent in 2000, which was similar to industry averages, to 2.79 percent at June 30, 2004, and to 2.95 percent for the twelve months ended March 31, 2005, compared to the current industry average of 2.18 percent for all publicly-traded thrifts. Following reorganization, the Bank will endeavor to moderate its operating expenses, increase it net interest margin, increase its noninterest income, strengthen its net income and its lower return on assets, maintain its lower balance of nonperforming and classified assets, and closely monitor its interest rate risk..

The Bank was an active originator and purchaser of both mortgage and non-mortgage loans in fiscal years 2003 and 2004 and during the twelve months ended March 31, 2005. Total loan originations and net loan originations decreased moderately in fiscal year 2004 compared to 2003, typical of the industry, but originations during the twelve months ended March 31, 2005, were higher than in fiscal year 2004, indicating recent increases. Loan sales were nominal during fiscal years 2003 and 2004, and were zero during the twelve months ended March 31, 2005. Equitable Savings' volume of loan originations and purchases was $61.1 million in fiscal year 2003, $51.8 million in fiscal year 2004 and $56.0 million for the twelve months ended March 31, 2005. In all three twelve month periods, the predominant component of the Bank's loan originations was one- to four-family residential mortgage loans, and its balance of those loans indicated modest to moderate increases at the end of each such period. From June 30, 2003, to March 31, 2005, all categories of loans, with the exception of nonresidential real estate loans, increased their balances, with construction loans indicating the greatest percentage increase, although their dollar increase was small compared to commercial business loans, residential mortgage loans and home equity loans. Individual increases were commercial business loans at 95.9 percent or $2.3 million, residential mortgage loans at 2.0 percent or $1.5 million, construction loans at 187.0 percent or $854,000, and multi-family loans at 1.1 percent or $91,000. Decreasing were nonresidential real estate loans at 3.3 percent or $592,000 and consumer loans at 9.0 percent or $120,000. The Bank's lending activities resulted in total loan growth of 4.5 percent or $5.3 million from June 30, 2003, to March 31, 2005, with net loan growth of 4.9 percent or $5.7 million in fiscal year 2004.

For the twelve months ended March 31, 2005, mortgage loans, commercial business loans and consumer loans, including home equity loans, represented 56.5 percent, 22.1 percent and 18.2 percent, respectively, of total loan originations. In comparison, during fiscal year 2004, mortgage loans, commercial business loans and consumer loans represented 69.1 percent, 8.9 percent and 18.5 percent, respectively, of total loan originations indicating a decrease in mortgage loan originations and an increase in the origination of commercial business loans during the twelve months ended March 31, 2005.

The impact of Equitable Savings' primary lending efforts has been to generate a yield on average interest-earning assets of 5.50 percent for the year ended March 31, 2005, compared to a similar 5.36 percent for the comparable group, 5.40 percent for all thrifts and a higher 5.42 percent for Midwest thrifts. The Bank's ratio of interest income to average assets was 5.29 percent for the twelve months ended March 31, 2005, higher than the comparable group at 5.08 percent, all thrifts at 4.55 percent and Midwest thrifts at 4.96 percent, reflecting the Bank's lower ratio of nonperforming assets and higher ratio of interest-earning assets.

Equitable Savings' 2.86 percent cost of interest-bearing liabilities for the year ended March 31, 2005, was higher than the comparable group at 2.40 percent, all thrifts at 2.30 and Midwest thrifts at 2.44 percent, and higher than Nebraska thrifts at 2.64 percent. The Bank's resulting net interest spread of 2.63 percent for the year ended March 31, 2005, was lower than the comparable group at 2.96 percent, all thrifts at 3.10 percent and Midwest thrifts at 2.97 percent. The Bank's net interest margin of 2.84 percent, based on average interest-earning assets for the year ended March 31, 2005, was lower than the comparable group at 3.21 percent, all thrifts at 3.28 percent, Midwest thrifts at 3.19 percent and Nebraska thrifts at 2.91 percent.

Earnings Performance (cont.)

The Bank's ratio of noninterest income to average assets was 0.41 percent for the year ended March 31, 2005, which was identical to the comparable group at 0.41 percent, but significantly lower than all thrifts at 1.22 percent and Midwest thrifts at 1.00 percent.

The Bank's operating expenses were significantly higher than the comparable group, all thrifts and Midwest thrifts. For the year ended March 31, 2005, Equitable Savings had an operating expenses to assets ratio of 2.95 percent compared to 2.49 percent for the comparable group, 2.18 percent for all thrifts and 2.36 percent for Midwest thrifts. Such higher operating expenses relate to the Bank's smaller asset size and lower assets per employee. Equitable Savings had a much less favorable 96.29 percent efficiency ratio for the twelve months ended March 31, 2005, compared to the comparable group with an efficiency ratio of 72.0 percent. The efficiency ratio for all thrifts was a more favorable 66.09 percent for the twelve months ended March 31, 2005.

For the year ended March 31, 2005, Equitable Savings generated an identical ratio of noninterest income, a higher ratio of noninterest expenses and lower net interest margin relative to its comparable group. The Bank had a lower than normal (0.17) percent provision for loan losses, in the form of a recapture of prior provisions, during the year ended March 31, 2005, compared to the comparable group at 0.11 percent of assets, all thrifts at 0.09 percent and Midwest thrifts at 0.15 percent. The Bank's negative provision for loan losses during the year ended March 31, 2005, added nominally to the Bank's earnings with minimal impact on the Bank's ratio of allowance for loan losses to total loans, which was similar to the comparable group and lower than all thrifts. The Bank's 275.4 percent ratio of reserves to nonperforming assets was higher than the comparable group at 169.15 percent and also higher than all thrifts at 212.23 percent.

As a result of its operations, the Bank's identical net and core income were lower than the comparable group for the year ended March 31, 2005. Based on net and core earnings, the Bank had a return on average assets of 0.28 percent for the twelve months ended March 31, 2005, and

Earnings Performance (cont.)

a return on average assets of 0.21 in fiscal year 2004 and 0.15 in fiscal year 2003. For the trailing twelve months, the comparable group had a higher net ROAA of 0.59 percent and a higher core ROAA of 0.57 percent, while all thrifts indicated a higher and identical net and core ROAA of 1.00 percent. Midwest thrifts indicated a net ROAA of 0.74 percent and a core ROAA of 0.81 percent for the twelve months ended March 31, 2005.

Following its reorganization, Equitable Savings' earnings will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses, its asset quality, its future needs for provisions for loan losses and the continuation of lower nonperforming assets as experienced during its most recent four quarters. The Bank's noninterest income decreased moderately during fiscal year 2004 and increased modestly during the twelve months ended March 31, 2005; and overhead expenses indicated a modest increases during fiscal year 2004 and the twelve months ended March 31, 2005, compared to fiscal year 2003. The Bank's net interest margin, lower than the comparable group, has been the result of its modestly higher yield on assets, offset by a more significantly higher cost of funds. The impact of this trend has been a generally flat net interest margin since June 30, 2003, although it is likely the Bank's margin will strengthen in 2005 due to the presence of new capital.

In recognition of the foregoing earnings related factors, considering Equitable Savings' current performance measures, a significant downward adjustment has been made to the Corporation's pro forma market value for earnings performance.

MARKET AREA

Equitable Federal's market area for both retail deposits and lending encompasses all of Hall County, Nebraska, where the Bank's two offices are located.

Market Area (cont.)

As discussed in Section II, from 1990 to 2000, the population in the Bank's market area increased at a rate of 9.4 percent, similar to Nebraska but lower than the United States at 9.4 percent and 13.2 percent, respectively. From 2000 to 2004, the population of Hall County increased by 1.0 percent, lagging Nebraska at 3.2 percent and the United States at 5.0 percent. From 2004 to 2009 the market area population is projected to increase by 1.2 percent, compared to a higher 4.1 percent for Nebraska and 6.3 percent for the United States. Market area households indicated trends consistent with population.

The Bank's market area had lower per capita income and median household income than both Nebraska and the United States in 1990, 2000 and 2004. In 1990, the median rent in Hall County was 8.3 percent lower than in Nebraska and 14.7 percent lower than in the United States and the differences remained generally constant in 2000. In 1990, the market area's median housing value was 4.6 percent lower than in Nebraska and 39.7 percent lower than in the United States. In 2000, the market area's median housing value remained lower than both Nebraska and the United States by respective percentages of 4.9 and 30.0. Through April, 2005, Hall County had an unemployment rate of 4.0 percent, identical to Nebraska and slightly lower than the United States at 4.9 percent.

Equitable Savings' market area is a moderately competitive financial institution market dominated by banks with a total combined market deposit base for banks and thrifts of $1.04 billion in 29 branches. The Bank's market share is 35.0 percent of thrift deposits, but only 9.5 percent of total deposits.

In the Bank's primary market area of Hall County, the services sector represented the primary source of employment in 2000, followed distantly by the manufacturing and wholesale/retail sectors, which were similar. Compared to state ratios, Hall County's services and wholesale/retail employment sectors were, respectively, lower and higher than state and national ratios, with the manufacturing sector indicating a higher ratio than state and national ratios.

In recognition of the foregoing factors, we believe that a downward adjustment is warranted for the Bank's primary market area relative to the comparable group.

FINANCIAL CONDITION

The financial condition of Equitable Savings is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 23, and is compared to the comparable group in Exhibits 42, 43 and 44. The Bank's ratio of total equity to total assets was 9.76 percent at March 31, 2005, which was modestly lower than the comparable group at 10.65 percent, all thrifts at 10.16 percent and Midwest thrifts at 10.25 percent. With the minority offering completed at the midpoint of the valuation range, the Corporation's pro forma equity to assets ratio will increase to between 14 percent and 15 percent and the Bank's pro forma equity to assets ratio will increase to between 12 percent and 13 percent.

The Bank's mix of assets and liabilities indicates both similarities to and variations from its comparable group. Equitable Savings had a moderately higher 83.9 percent ratio of net loans to total assets at March 31, 2005, compared to the comparable group at 77.6 percent. All thrifts indicated a lower 69.8 percent, as did Midwest thrifts at 72.8 percent. The Bank's 8.5 percent share of cash and investments was lower than the comparable group at 12.6 percent, while all thrifts were at 13.9 percent and Midwest thrifts were at 13.6 percent. Equitable Savings' 2.6 percent ratio of mortgage-backed securities to total assets was lower than the comparable group at 5.1 percent and much lower than all thrifts at 11.5 percent. The Bank's 62.3 percent ratio of deposits to total assets was lower than the comparable group at 72.6 percent, higher than all thrifts at 56.2 percent and similar to Midwest thrifts at 63.9 percent. Equitable Savings' 19.7 percent ratio of borrowed funds to total assets was higher than the comparable group at 15.8 percent, but lower than all thrifts at 33.9 percent and Midwest thrifts at 25.4 percent.

Financial Condition (cont.)

Equitable Savings was absent both intangible and repossessed real estate at March 31, 2005, compared to ratios of 0.25 percent and 0.08 percent of intangible assets and real estate owned, respectively, for the comparable group. All thrifts had intangible assets of 0.74 percent and real estate owned of 0.12 percent.

The financial condition of Equitable Savings is strengthened by its small $28,000 balance of nonperforming assets or 0.02 percent of assets at March 31, 2005, compared to a higher 0.65 percent for the comparable group, 0.71 percent for all thrifts and 1.16 percent for Midwest thrifts. In recent years, the Bank's ratio of nonperforming assets to total assets has been higher than industry averages, but decreased considerably in fiscal year 2004 and at March 31, 2005, in both dollars and ratios. The Bank's ratio of nonperforming assets to total assets was 0.30 percent at June 30, 2004, 0.94 percent at June 30, 2003, 0.91 percent at June 30, 2002, and 2.33 percent at June 30, 2001.

The Bank had a 17.6 percent share of high risk real estate loans, compared to a similar 17.0 percent for the comparable group and 22.6 percent for all thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

At March 31, 2005, Equitable Savings had $771,000 of allowances for loan losses, which represented 0.53 percent of assets and 0.63 percent of total loans. The comparable group indicated similar allowances equal to 0.50 percent of assets and 0.6576 percent of total loans, while all thrifts had allowances that averaged a higher 0.63 percent of assets and a higher 0.90 percent of total loans. Also of importance is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. Equitable Savings' $771,000 of allowances for loan losses, represented a strong 275.4 percent of nonperforming assets at March 31, 2005, compared to the comparable group's 169.2 percent, with all thrifts at a higher 212.2 percent and Midwest thrifts at a lower 126.8 percent. Equitable Savings' ratio of net charge-offs to average total loans was 0.11 percent for the year ended March 31, 2005, compared to a similar 0.13 percent for the comparable group, 0.15 percent for all thrifts and 0.22 percent for Midwest thrifts. This ratio reflects the Bank's maintenance of a generally average ratio of reserves to loans, and a higher ratio of reserves to nonperforming assets. For the twelve months year ended March 31, 2005, the Bank had net recoveries of $4,000, representing less than 0.01 percent of assets and average loans. The comparable group had a ratio of provision for loan losses to net charge-offs of 125.9 percent, with all thrifts at 153.2 percent and Midwest thrifts at 161.4 percent.

Equitable Savings has a moderate level of interest rate risk. The change in the Bank's NPV at March 31, 2005, based on a rise in interest rates of 100 basis points was a 14.0 percent decrease, representing a dollar decrease in equity value of $2,493,000. The Bank's exposure increases to a 30.0 percent NPV decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $5,336,000. The Bank's post shock NPV ratio based on a 200 basis point rise in interest rates is 8.69 percent and indicates a 312 basis point decrease from its 11.81 percent based on no change in interest rates.

Compared to the comparable group, with particular attention to the Bank's asset and liability mix, asset quality and interest rate risk, we believe that, on balance, no adjustment is warranted for Equitable Savings' current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent five calendar years, Equitable Savings has been characterized by significantly lower rates of growth in assets, loans and deposits relative to its comparable group. The Bank's average annual asset growth rate from 2000 to 2004, was 2.7 percent, compared to a higher 7.0 percent for the comparable group, a higher 11.9 percent for all thrifts, and a higher 8.4 percent for Midwest thrifts. The Bank's lower asset growth rate is reflective primarily of its small increase in deposits during that five year period combined with a flat core earnings trend considerably lower than industry averages. Equitable Savings' loan portfolio indicates an average annual increase of 3.9 percent from 2000 to 2004, compared to average growth rates of 10.0 percent for the comparable group, 12.0 percent for all thrifts and 8.1 percent for Midwest thrifts.

Equitable Savings' deposits indicate an average annual increase of 0.6 percent from 2000 to 2004. Annual deposit growth was from a low of (1.9) percent in 2000 to a high of 6.7 percent in 2001, compared to average growth rates of 8.5 percent for the comparable group, 11.6 percent for all thrifts and 7.9 percent for Midwest thrifts. Consistent with its much lower rate of deposit growth, the Bank had a 19.7 percent ratio of borrowed funds to assets, compared to the comparable group at 15.8 percent; and its balance of borrowed funds and ratio of borrowed funds to assets have remained generally constant since 2002. The Bank's modest deposit growth reflects and confirms its smaller loan growth and funding needs

Considering the demographics and competition in its market area, the Bank's ability to increase its asset, loan and deposit bases in the future is primarily dependent on its being able to increase its market share in a low growth market by competitively pricing its loan and savings products, maintaining a high quality of service to its customers and strengthening its loan origination and participation activity. Equitable Savings' primary market area experienced only a modest increase in population and households between 1990 and 2004 and those trends are projected to continue through 2009. The Bank's primary market area also indicates 2000 per capita income and median household income lower than Nebraska and the United States. In 2000, housing values in Hall County were 4.9 percent lower than Nebraska and 30.0 percent lower than the United States.

Notwithstanding the proceeds of the contemplated minority offering, the Bank's primary focus of its operations in Hall County could somewhat inhibit the Bank's potential for increased rates of asset, loan and deposit growth as it competes in a market area with modest growth in population and households, which are projected to remain lower than state and national growth in the future. Since June 30, 2002, Equitable Savings' deposit market share in Hall County has shown no significant movement, indicating 10.01 percent, 10.22 percent and 9.48 percent at June 30, 2002, 2003 and 2004, respectively. From June 30, 2002, to June 30, 2004, the number of financial institution offices in Hall County increased by two, the deposit base in Hall County increased by a modest 2.6 percent or $60.6 million and the Bank's deposits increased by 0.53 percent or $522,000.

Based on the foregoing factors, we have concluded that a downward adjustment to the Corporation's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation has not committed to pay an initial cash dividend on its common stock. The future payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. Each of the ten institutions in the comparable group paid cash dividends during the year ended March 31, 2005, for an average dividend yield of 2.66 percent and an average payout ratio of 61.72 percent. During that twelve month period, the average dividend yield was 1.31 percent and the average payout ratio was 48.10 for Nebraska thrifts; and the average dividend was 1.99 percent and the average payout ratio was 52.00 percent for all thrifts.

In our opinion, no adjustment to the pro forma market value of the Corporation is warranted related to dividend payments.

SUBSCRIPTION INTEREST

In 2003 and 2004, investors' interest in new issues was generally positive and subscription levels were somewhat volatile but overall favorable, with a few issues having received a less than strong reaction from the marketplace. To date in 2005, however, subscription levels have indicated some weakness and certain thrift offerings have been extended to the community and/or broker/dealer wholesale and retail syndication, having not generated sufficient depositor subscription response to attain the minimum threshold. Such subscription weakness has occurred primarily in initial mutual holding company offerings and second stage conversions of both large and smaller institutions. The selective and conservative reaction of IPO investors appears generally to be related to a number of analytical, economic and market-related factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry.

Equitable Savings will direct its offering primarily to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $1.9 million or 17.5 percent of the stock offered to the public based on the appraised midpoint valuation. The Bank will form an ESOP, which plans to purchase 3.92 percent of the total shares issued in the current offering, including the shares issued to Equitable Savings Financial MHC. Additionally, the Prospectus restricts to 35,000 shares, based on the $10.00 per share purchase price, the total number of shares in the conversion that may be purchased by a single person.

The Bank has secured the services of Sandler O'Neill & Partners, L.P. to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent market movement and current market conditions, local market interest, the terms of the offering and recent subscription levels for initial mutual holding company offerings, we believe that a downward adjustment is warranted for the Bank's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription offering and, if required, a subsequent community offering with the assistance of Sandler O'Neill & Partners, L.P. The stock of the Corporation will not qualify for listing on any exchange or on the Nasdaq National Market System. Based on the number of shares sold to non-affiliates, it is intended that the stock of the Corporation will be quoted on the OTC Bulletin Board.

The Bank's total public offering is considerably smaller in size than the average market value of the comparable group. The comparable group has an average market value of $20.9 million for the stock outstanding compared to a midpoint public offering of $10.8 million for the Corporation, less offering expenses, the ESOP and the estimated 189,500 shares to be purchased by officers and directors. The Corporation's public market capitalization will be approximately $9.0 million or half the size of the public market capitalization of the comparable group. Of the ten institutions in the comparable group, seven trade on Nasdaq and three trade on the OTC Bulletin Board, with those ten institutions indicating an average daily trading volume of 521 shares during the last four quarters.

In further examining and analyzing the market for publicly-traded thrift stocks, we compared various characteristics of the 56 mutual holding companies with the 221 stock companies. Our findings indicate that while the mutual holding companies average approximately 50 percent of the capitalization and shares outstanding of the fully converted stock companies, the average daily trading volume of stock companies was 77,475 shares during the past twelve months, while mutual holding companies indicated a much lower average daily volume of 12,974 shares, only 16.8 percent of the stock companies' daily volume.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that a downward adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The president and chief executive officer of Equitable Federal is Richard L. Harbaugh. Mr. Harbaugh joined the Bank in 2000 to serve as president and chief executive officer. Prior to that, Mr. Harbaugh was president and chief executive officer of Overland National Bank in Grand Island and First National Bank & Trust in Kearny for a combined 22 years. Joanne Roush Holmes is executive vice president, chief administrative officer and secretary of the Bank. Ms. Holmes has served as executive vice president since 2004 and as chief administrative officer since 2001. Ms. Roush has served as secretary since 1990 and as a director since 1996. Kim E. Marco is executive vice president and chief financial officer. Mr. Marco has served as executive vice president since 2004 and as chief financial officer since 1995. Mr. Marco served as senior vice president from 1995 to 2004 and prior to that as treasurer and controller.

During its five most recent fiscal years, Equitable Savings has been able to maintain a stable deposit based in its competitive but essentially stagnant market area, as well as modest yet generally consistent asset and loan growth. Although the Bank experienced higher nonperforming assets in fiscal years 2001, 2002 and 2003, by June 30, 2004, those issues were resolved and at March 31, 2005, the Bank's asset quality was significantly more favorable than comparable group, national and regional averages. The Bank's earnings and return on assets have been below comparable group and industry averages, and its net interest margin has been lower than such averages, but management is confident that the Bank is well positioned for reasonable growth and enhanced profitability following its public offering.

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market and pending federal legislation related to the regulation of financial institutions. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution's ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in some public offerings. In our opinion, various characteristics of the Corporation's reorganization transaction, the Bank's market area and recent market trends cause us to conclude that a small new issue discount is warranted in the case of this particular offering. Consequently, at this time we have made a small downward adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, more emphasis was placed on the price to earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as decreasing interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of the Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to core earnings method.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value". Inasmuch as the ownership of Equitable Savings will be in the mutual holding company form, the public offering of the Corporation will be based on the sale of shares to the public aggregating 43.1 percent of the fully converted pro forma market value of the Corporation at each of the valuation ranges defined in this Report, with the Corporation donating 1.9 percent of its stock and cash of $100,000 to the charitable foundation.

It should be noted that the fewer number of shares offered to the public and the lower proceeds resulting from that offering will result in actual pricing ratios considerably higher than those determined in the fully converted valuation of the Corporation where higher proceeds are assumed; and it should be noted that such higher pricing ratios, presented in detail in the offering prospectus, are pertinent to the prospective minority shareholders and their evaluation of the offering.

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's earnings performance, market area, asset, loan and deposit growth, subscription interest, liquidity of the stock and the marketing of the issue. No adjustments were made for financial condition, dividend payments and management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution. As discussed previously, however, in the case of an initial mutual holding company minority offering where a majority of the shares will not be held by the public, the application of the prescribed formulary computation to the sale of all the shares based on the full valuation of the institution necessarily returns a higher book value per share and a lower price to book value ratio than is reflective of the actual number of shares to be owned by the public and the proceeds generated by such a smaller offering. In most instances, nevertheless, such a value remains below current comparable market values.

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 108.60 percent and 108.17 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 92.34 percent (Union Community Bancorp) to a high of 124.66 percent (Midland Capital Holdings Corp.). The comparable group had modestly higher average and median price to tangible book value ratios of 111.03 percent and 111.47 percent, respectively, with a range of 98.25 percent to 124.66 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed modestly from a low of 98.25 percent to a high of 120.30 percent; and the comparable group's price to tangible book value range also narrowed from a low of 100.37 percent to a high of 120.30.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 68.35 percent and a price to tangible book value ratio of 69.14 percent at the midpoint. The price to book value ratio increases from 64.10 percent at the minimum to 75.03 percent at the super maximum, while the price to tangible book value ratio increases from 64.91 percent at the minimum to 75.75 percent at the super maximum.

Price to Book Value Method (cont.)

The Corporation's pro forma price to book value and price to tangible book value ratios of 68.35 percent and 69.14 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank's equity ratio and local market, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 14.88 percent compared to 10.65 percent for the comparable group. Based on the price to book value ratio and the Bank's total equity of $14,173,000 at March 31, 2005, the indicated fully converted pro forma market value of the Corporation using this approach is $25,072,807 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, Equitable Savings' after tax net earnings for the year ended March 31, 2005, were $412,313, and the Bank's after tax core earnings for that period were an identical $412,313, which is the earnings based used in the price to earnings method.

In determining the price to core earnings multiple, we reviewed the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. The average price to core earnings multiple for the comparable group was 22.59, while the median was 18.32. The average price to net earnings multiple was a slightly lower 21.65 and the median multiple was 18.08. The comparable group's price to core earnings multiple was slightly higher than the 21.46 average multiple for all publicly-traded, FDIC-insured thrifts and higher than their median of 17.22. The range in the price to core earnings multiple for the comparable group was from a low of 15.76 (Lexington B & L Financial Corp.) to a high of 50.67 (First Bancorp of Indiana, Inc.). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 16.80 to a

Price to Earnings Method (cont.)

high of 26.37 times earnings for eight of the ten institutions in the group, indicating a significant narrowing at the upper end of the range and a modest narrowing at the lower end.

Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a price to core earnings multiple of 31.90 at the midpoint. Based on Equitable Savings' core earnings of $412,000 for twelve months ended March 31, 2005, (reference Exhibit 50), the pro forma market value of the Corporation using the price to earnings method is $24,920,402 at the midpoint, including the shares to be donated to the foundation.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion. Further, once again as previously noted, the prescribed formulary computation of fully converted pro forma value does not recognize the lower pro forma asset base resulting from small offering proceeds.

Exhibit 49 indicates that the average price to assets ratio for the comparable group was 11.56 percent and the median was 11.55 percent. The range in the price to assets ratios for the comparable group varied from a low of 8.18 percent (AMB Financial Corp.) to a high of 14.74 percent (Peoples-Sidney Financial Corp.). The range narrows very modestly with the elimination of the two extremes in the group to a low of 8.68 percent and a high of 14.67 percent.

Price to Assets Method (cont.)

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 14.93 percent at the midpoint, which ranges from a low of 12.92 percent at the minimum to 18.84 percent at the super maximum. Based on the Bank's March 31, 2005, asset base of $145,171,000, the indicated pro forma market value of the Corporation using the price to assets method is $25,007,170 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the fully converted valuation approaches. At the midpoint value, the fully converted price to book value ratio of 68.35 percent for the Corporation represents a discount of 37.06 percent relative to the comparable group and decreases to 30.91 percent at the super maximum. As presented Exhibits 50 through 53 of this Report and as further detailed in the offering prospectus, however, recognizing the lower actual proceeds to be realized by the public offering of only 43.1 percent of the pro forma fully converted shares at the offering price of $10.00 per share, the Corporation's pro forma book value and pro forma book value per share will be lower and its corresponding price to book value ratio will be 99.90 percent, 110.25 percent, 119.33 percent and 128.70 percent at the minimum, midpoint, maximum and adjusted maximum of the actual offering range, respectively. Those ratios represent a discount at the minimum and premiums at the midpoint, maximum and adjusted maximum of the offering range relative to the average of the comparable group of 8.01 percent, and 1.52 percent, 9.88 percent and 18.51 percent, respectively.

The price to core earnings multiple of 31.90 at the midpoint represents a premium of 41.18 percent relative to the comparable group, increasing to a premium of 61.46 percent at the super maximum. The price to assets ratio of 14.93 percent at the midpoint represents a premium of 29.21 percent, increasing to a premium of 63.03 percent at the super maximum.

It is our opinion that as of June 22, 2005, the fully converted pro forma market value of the Corporation, was $25,000,000 at the midpoint, and the valuation range was from a minimum of $21,250,000 to a maximum of $28,750,000 with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, was $33,062,500.

Based on the above valuation range, the public offering of 43.1 percent of the Corporation's stock represents $9,159,000, $10,775,000, $12,391,250 and $14,249,940 and 915,875 shares, 1,077,500 shares, 1,239,125 shares and 1,424,994 shares at $10.00 per share at the minimum, midpoint, maximum and maximum, as adjusted, of the range, respectively.

The fully converted pro forma appraised value of Equitable Financial as of June 22, 2005, was $25,000.000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

EQUITABLE FEDERAL SAVINGS BANK
GRAND ISLAND, NEBRASKA

Statements of Financial Condition
At March 31, 2005 and June 30, 2004

	March 31, 2005 (Unaudited)	June 30, 2004
ASSETS		
Cash and cash equivalents	$ 1,788,309	$ 2,057,887
Federal funds sold	--	100,000
Securities available-for-sale, fair value	12,948,789	16,394,190
Securities held-to-maturity, fair value at March 31, 2005 $1,380,000, June 30, 2004 $1,852,000	1,381,217	1,836,946
Federal Home Loan Bank stock, at cost	1,966,100	1,906,200
Loans, net	121,784,282	118,527,282
Interest and fees receivable	757,031	704,812
Foreclosed assets, net	--	36,119
Premises and equipment, net	3,595,004	3,312,047
Other assets	950,515	713,714
Total assets	$ 145,171,247	$ 145,589,197
LIABILITIES AND MEMBERS' EQUITY		
Deposits		
Interest-bearing deposits	$ 97,209,122	$ 94,914,920
Noninterest-bearing deposits	3,380,700	3,051,009
Total deposits	100,589,822	97,965,929
Federal Home Loan Bank borrowings	28,648,163	32,333,647
Advance payments from borrowers for taxes and insurance	1,280,171	761,769
Accrued interest payable and other liabilities	480,442	455,254
Total liabilities	130,998,598	131,516,599
Members' equity, substantially restricted	13,758,032	13,605,970
Accumulated other comprehensive income		
Unrealized appreciation on available-for-sale securities, net of income taxes	414,617	466,628
Total members' equity	14,172,649	14,072,598
Total liabilities and members' equity	$ 145,171,247	$ 145,589,197

Source: Equitable Financial Corp.'s audited and unaudited financial statements

EXHIBIT 2

EQUITABLE FEDERAL SAVINGS BANK
GRAND ISLAND, NEBRASKA

Statements of Financial Condition
At June 30, 2000, 2001, 2002 and 2003

	June 30,			
	2003	2002	2001	2000
ASSETS				
Cash and cash equivalents	$ 1,917,606	$ 1,834,957	$ 3,306,183	$ 1,583,967
Securities available-for-sale, fair value	19,347,156	22,568,472	6,678,536	8,156,983
Securities held-to-maturity at fair value	2,864,995	3,550,758	4,163,209	5,341,537
Federal Home Loan Bank stock, at cost	1,821,000	1,535,300	1,464,800	1,163,800
Loans, net	116,094,084	106,785,075	105,609,762	105,336,531
Interest and fees receivable	654,857	735,454	719,369	671,723
Foreclosed assets, net	395,320	--	128,961	--
Premises and equipment, net	3,527,753	3,829,505	4,032,738	3,534,502
Other assets	835,659	930,840	798,760	785,121
Total assets	$ 147,458,430	$ 141,770,361	$ 126,902,318	$ 126,574,164
LIABILITIES AND MEMBERS' EQUITY				
Deposits	$ 103,787,694	$ 98,241,196	$ 93,827,206	$ 93,871,036
Federal Home Loan Bank borrowings	28,546,707	28,491,036	16,318,544	16,501,955
Advance payments from borrowers for taxes and insurance	699,691	724,333	806,540	898,852
Accrued interest payable and other liabilities	646,921	449,620	1,405,656	1,369,682
Total liabilities	133,681,013	127,906,185	112,357,946	112,641,525
Members' equity, substantially restricted	13,294,624	13,082,691	13,051,318	12,621,711
Accumulated other comprehensive income				
Unrealized appreciation on available-for-sale securities, net of income taxes	482,793	781,485	1,493,054	1,310,928
Total members' equity	13,777,417	13,864,176	14,544,372	13,932,639
Total liabilities and members' equity	$ 147,458,430	$ 141,770,361	$ 126,902,318	$ 126,574,164

Source: Equitable Financial Corp's audited financial statements

EXHIBIT 3

EQUITABLE FEDERAL SAVINGS BANK
GRAND ISLAND, NEBRASKA

Statements of Income
For the Nine Months Ended March 31, 2004 and 2005
For the Year Ended June 30, 2004 and

	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004	For the Year Ended June 30, 2004
	(Unaudited)		
Interest income			
Loans	$ 5,257,136	$ 5,375,051	$ 7,109,534
Securities	507,624	533,429	716,452
Other	11,316	8,923	15,955
Total interest income	5,776,076	5,917,403	7,841,941
Interest expense:			
Deposits	1,640,633	1,782,549	2,311,315
Federal Home Loan Bank borrowings	1,156,482	1,199,918	1,592,094
Total interest expense	2,797,115	2,982,467	3,903,409
Net interest income	2,978,961	2,934,936	3,938,532
Provision for loan losses	90,000	45,000	(296,000)
Net interest income after provision for loan losses	2,888,961	2,889,936	4,234,532
Noninterest income	464,769	263,682	398,901
Noninterest expenses	3,187,042	3,145,969	4,240,610
Income before income taxes	166,688	7,649	392,823
Income tax expense	14,626	(43,446)	81,417
Net income	$ 152,062	$ 51,095	$ 311,406

Source: Equitable Financial Corp.'s unaudited and audited financial statements

EXHIBIT 4

EQUITABLE FEDERAL SAVINGS BANK
GRAND ISLAND, NEBRASKA

Statement of Income
For the Years Ended June 30, 2000, 2001, 2002 and 2003

	Year Ended June 30,			
	2003	2002	2001	2000
Interest income:				
Loans	$ 7,332,174	$ 8,060,468	$ 8,557,932	$ 7,973,685
Securities	1,124,715	--	--	--
Other	9,340	804,999	1,066,868	1,153,409
Total interest income	8,466,229	8,865,467	9,624,800	9,127,094
Interest expense:				
Deposits	3,019,583	4,164,648	5,125,499	4,878,246
Federal Home Loan Bank borrowings	1,570,447	1,087,802	1,446,549	853,771
Total interest expense	4,590,030	5,252,450	6,572,048	5,732,017
Net interest income	3,876,199	3,613,017	3,052,752	3,395,077
Provision for loan losses	554,000	1,335,350	384,049	25,000
Net interest income after provision for loan losses	3,322,199	2,277,667	2,668,703	3,370,077
Noninterest income	981,245	1,632,566	1,773,496	214,745
Noninterest expenses	4,051,613	3,974,510	3,852,592	3,012,453
Income before income taxes	251,831	(64,277)	589,607	572,369
Income tax expense	29,583	(95,650)	160,000	167,000
Net income	222,248	31,373	429,607	405,369

Source: Equitable Financial Corp.'s audited financial statements

EXHIBIT 5

Selected Financial Information
At March 31, 2005, and at June 30, 2003 and 2004

	March 31, 2005	At June 30, 2004	2003
		(In thousands)	
Financial Condition Data:			
Total assets	$ 145,171	$ 145,589	$ 147,458
Securities available-for-sale	12,949	16,394	19,347
Securities held-to-maturity	1,381	1,837	2,865
Loans, net	121,784	118,527	116,094
Cash and cash equivalents	1,788	2,158	1,918
Deposits	100,590	97,966	103,788
Federal Home Loan Bank borrowings	28,648	32,334	28,547
Total members' equity	14,173	14,073	13,777

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 6

Income and Expense Trends
For the Nine Months Ended March 31, 2004 and 2005, and
For the Years Ended June 30, 2003 and 2004

	For the Nine Months Ended March 31,		For the Year Ended June 30,	
	2005	2004	2004	2003
	(In thousands)			
Operating Data:				
Interest income	$ 5,776	$ 5,917	$ 7,842	$ 8,466
Interest expense	2,797	2,982	3,903	4,590
Net interest income	2,979	2,935	3,939	3,876
Provision (credit) for loan losses	90	45	(296)	554
Net interest income after provision (credit) for loan losses	2,889	2,890	4,235	3,322
Noninterest income	465	264	399	981
Noninterest expenses	3,187	3,146	4,241	4,051
Income (loss) before income taxes	167	8	393	252
Provision (benefit) for income taxe	15	(43)	82	30
Net income	$ 152	$ 51	$ 311	$ 222

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 7

Normalized Earnings Trends
Twelve Months Ended March 31, 2005

	Twelve Months Ended March 31, 2005 (In thousands)
Net income before taxes	$ 552
Normalized earnings before taxes	552
Taxes	140
Normalized earnings after taxes	$ 412

[1] Based on tax rate of 25.4 percent.

Source: Equitable Federal Savings Bank's audited and unaudited financial statements

EXHIBIT 8

Performance Indicators
At of for the Nine Months Ended March 31, 2004 and 2005, and
At or for the Years Ended June 30, 2003 and 2004

	Nine Months Ended March 31,		Years Ended June 30,	
	2005	2004	2004	2003
Performance Ratios: [1]				
Return on average assets	0.14%	0.05%	0.21%	0.15%
Return on average equity	1.42%	0.49%	2.25%	1.60%
Interest rate spread [2]	2.51%	2.51%	2.55%	2.44%
Net interest margin [3]	2.82%	2.75%	2.79%	2.73%
Noninterest expense to average assets	2.93%	2.82%	2.86%	2.74%
Efficiency ratio [4]	92.55%	91.88%	92.94%	85.27%
Average interest-earning assets to average interest-bearing liabilities	111.66%	108.81%	108.70%	109.15%
Average equity to average assets	9.85%	9.30%	9.37%	9.39%
Capital Ratios:				
Tangible capital (to adjusted total assets)	9.50%	9.23%	9.40%	9.10%
Core capital (to risk-weighted assets)	14.80%	13.93%	14.90%	13.50%
Risk-based capital (to risk-weighted assets)	15.90%	15.58%	16.01%	14.80%
Asset Quality Ratios:				
Allowance for loan losses as a percent of total loans	0.63%	0.84%	0.63%	0.92%
Allowance for loan losses as a percent of nonperforming loans	2749.77%	123.37%	183.47%	107.86%
Net charge-offs to average outstanding loans during the period	0.05%	0.09%	0.30%	0.30%
Nonperforming loans as a percent of total loans	0.02%	0.68%	0.34%	0.85%

(1) Performance ratios for the nine months ended March 31, 2005 and 2004 are annualized.
(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) Represents net interest income as a percent of average interest-earning assets.
(4) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on sale of securities.

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Nine Months Ended March 31, 2005, and
For the Year Ended June 30, 2004

	Nine Months Ended March 31, 2005 vs 2004			Years ended June 30, 2004 vs 2003		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)		
Interest and dividend income:						
Loans	$ 66	$ (184)	$ (118)	$ 406	$ (628)	$ (222)
Securities and other	(68)	45	(23)	(272)	(130)	(402)
Total interest-earning assets	$ (2)	$ (139)	$ (141)	$ 134	$ (758)	$ (624)
Interest expense:						
Deposits	$ (70)	$ (72)	$ (142)	$ (32)	$ (676)	$ (708)
FHLB borrowings	(26)	(18)	(44)	47	(25)	22
Total interest-bearing liabilities	(96)	(90)	(186)	15	(701)	(686)
Net change in interest income	$ 94	$ (49)	$ 45	$ 119	$ (57)	$ 62

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 10

Yield and Cost Trends
At March 31, 2005 and
For the Nine Months Ended March 31, 2004 and 2005 and
For the Years Ended June 30, 2003 and 2004

	At March 31,	Nine Months Ended March 31,		Years Ended June 30,	
	2005	2005	2004	2004	2003
	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate
Assets:					
Interest-earning assets:					
Loans	6.11%	5.79%	5.99%	5.96%	6.49%
Securities and other	3.85%	3.51%	3.21%	3.33%	3.92%
Total interest-earning assets	5.88%	5.47%	5.55%	5.55%	5.97%
Liabilities and equity:					
Interest-bearing liabilities:					
Interest-bearing demand deposits	0.42%	0.44%	0.45%	0.45%	0.74%
Money market and savings accounts	0.64%	0.60%	0.70%	0.68%	1.02%
Certificates of deposit	3.03%	2.75%	2.85%	2.79%	3.49%
Total interest-bearing deposits	2.56%	2.33%	2.43%	2.38%	3.07%
FHLB borrowings	5.25%	4.81%	4.88%	4.88%	4.96%
Total interest-bearing liabilities	3.17%	2.96%	3.04%	3.01%	3.53%
Interest rate spread	2.71%	2.51%	2.51%	2.55%	2.44%
Net interest margin	--	2.82%	2.75%	2.79%	2.73%
Average interest-earning assets to average interest-bearing liabilities	--	111.66%	108.81	108.70%	109.15%

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At March 31, 2005

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change[1]
	(Dollars in thousands)				
300	$ 9,155	$ (8,408)	(48.00)%	6.71%	(510)
200	12,227	(5,336)	(30.00)%	8.69%	(312)
100	15,070	(2,493)	(14.00)%	10.41%	(140)
--	17,563	--	--	11.81%	--
(100)	19,098	1,535	9.00%	12.58%	77
(200)	19,209	1,646	9.00%	12.49%	68

[1] Expressed in basis points.

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 12

Loan Portfolio Composition
At March 31, 2005 and
At June 30, 2003 and 2004

	At March 31,		At June 30,			
	2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Real estate - mortgage:						
One- to four-family	$ 78,000	63.7%	$ 77,715	65.2%	$ 76,491	65.3%
Multi-family	8,257	6.7%	8,379	7.0%	8,166	7.0%
Nonresidential	17,359	14.2%	17,993	15.1%	17,951	15.3%
Total real estate mortgage loans	103,616	84.6%	104,087	87.3%	102,608	87.6%
Construction	1,308	1.1%	886	0.7%	454	0.4%
Commercial	4,785	3.9%	1,874	1.6%	2,443	2.1%
Consumer:						
Home equity	10,880	8.9%	10,785	9.1%	9,713	8.3%
Other consumer	1,792	1.5%	1,507	1.3%	1,912	1.6%
Total consumer loans	12,672	10.4%	12,292	10.4%	11,625	9.9%
Total loans	122,381	100.0%	119,139	100.0%	117,130	100.0%
Deferred loan origination costs, net	174		134		37	
Allowance for loan losses	(771)		(746)		(1,073)	
Loans, net	$ 121,784		$ 118,527		$ 116,094	

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 13

Loan Maturity Schedule
At March 31, 2005

	Real Estate Mortgage Loans	Construction Loans	Commercial (In thousands)	Consumer	Total Loans
Amounts due in:					
One year or less	$ 2,285	$ 886	$ 1,422	$ 1,540	$ 6,133
More than one to five years	12,416	--	452	8,526	21,394
More than five years	89,386	--	--	2,226	91,612
Total	$ 104,087	$ 886	$ 1,874	$ 12,292	$ 119,139

	Due After June 30, 2005		
	Fixed Rates	Floating or Adjustable Rates (In Thousands)	Total
Real estate - mortgage loans	$ 81,457	$ 20,345	$ 101,802
Construction	--	--	--
Commercial	357	95	452
Consumer loans	7,304	3,448	10,752
Total	$ 89,118	$ 23,888	$ 113,006

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 14

Loan Originations and Purchases
For the Nine Months Ended March 31, 2004 and 2005 and
For the Years Ended June 30, 2003, and 2004

	Nine Months Ended March 31,		Years Ended June 30,	
	2005	2004	2004	2003
	(In thousands)		(In thousands)	
Total loans at beginning of period	$ 119,139	$ 117,130	$ 117,130	$ 107,772
Loans originated:				
Real estate - mortgage	20,517	24,656	35,755	45,709
Real estate - construction	1,294	1,340	1,831	1,994
Commercial	11,190	3,434	4,611	4,631
Consumer	7,507	6,860	9,557	8,767
Total loans originated	40,508	36,290	51,754	61,101
Deduct:				
Real estate loan principal repayments	21,150	22,162	35,358	35,733
Transfer to foreclosed assets	--	--	54	411
Other loan principal repayments	16,116	10,613	14,333	15,599
Net loan activity	3,242	3,515	2,009	9,358
Total loans at end of period	$ 122,381	$ 120,645	$ 119,139	$ 117,130

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 15

Delinquent Loans
At March 31, 2005, and
At June 30, 2003 and 2004
(In Thousands)

	At March 31,		At June 30,			
	2005		2004		2003	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
Real estate - mortgage loans	$ 2,423	$ 154	$ --	$ 1,170	$ --	$ 550
Construction loans	--	--	--	--	--	--
Commercial loans	--	--	--	--	74	--
Consumer loans	51	16	85	26	173	91
Total loans	$ 2,474	$ 170	$ 85	$ 1,196	$ 247	$ 641

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 16

Nonperforming Assets
At March 31, 2005 and at June 30, 2003 and 2004

	At March 31,	At June 30,	
	2005	2004	2003
	(Dollars in thousands)		
Nonaccrual loans:			
Real estate - mortgage	$ --	$ 377	$ 893
Construction	--	--	--
Commercial	--	--	--
Consumer	28	30	102
Total	28	407	995
Foreclosed assets, net	--	36	395
Total nonperforming assets	$ 28	$ 443	$ 1,390
Total nonperforming loans to total loans	0.02%	0.34%	0.85%
Total nonperforming loans to total assets	0.02%	0.28%	0.68%
Total nonperforming assets to total assets	0.02%	0.30%	0.94%

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 17

Classified Assets
At March 31, 2005 and At June 30, 2003 and 2004

	At March 31, 2005	At June 30, 2004	At June 30, 2003
		(In thousands)	
Substandard Assets	$ 1,453	$ 1,460	$ 1,151
Doubtful assets	--	--	21
Loss assets	--	36	378
Total classified assets	$ 1,453	$ 1,496	$ 1,550

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 18

Allowance for Loan Losses
For the Nine Months Ended March 31, 2004 and 2005, and
For the Years ended June 30, 2003 and 2004

	Nine Months Ended March 31,		Year Ended June 30,	
	2005	2004	2004	2003
	(Dollars in thousands)			
Allowance at beginning of period	$ 746	$ 1,073	$ 1,073	$ 856
Provision (credit) for loan losses	90	45	(296)	554
Charge-offs:				
Real estate - mortgage loans	(62)	(89)	(289)	(296)
Construction loans	--	--	--	--
Commercial loans	--	--	--	(53)
Consumer loans	(4)	(15)	(25)	(4)
Total charge-offs	(66)	(104)	(314)	(353)
Recoveries:				
Real estate - mortgage loans	--	--	--	15
Construction loans	--	--	--	--
Commercial loans	--	--	282	
Consumer loans	1	2	1	1
Total recoveries	1	2	283	16
Net charge-offs	(65)	(102)	(31)	(337)
Allowance at end of period	$ 771	$ 1,016	$ 746	$ 1,073
Allowance to nonperforming loans	2749.80%	123.46%	183.47%	107.86%
Allowance to total loans outstanding at the end of the period	0.63%	0.84%	0.63%	0.92%
Net charge-offs to average loans outstanding during the period	0.05%	0.09%	0.03%	0.30%

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 19

Investment Portfolio Composition
At March 31, 2005 and
At June 30, 2003 and 2004

	At March 31,		At June 30,			
	2005		2004		2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in thousands)			
Securities available-for-sale:						
State and political subdivisions	$ 992	$ 984	$ --	$ --	$ --	$ --
U.S. Government sponsored entity securities	8,216	8,156	11,793	11,793	2,807	3,013
Mortgage-backed securities	2,413	2,413	2,916	2,978	1,569	1,650
Collateralized mortgage obligations	684	664	964	904	--	--
Equity securities	15	732	14	719	14,240	14,684
Total securities available-for-sale	12,320	12,949	15,687	16,394	18,616	19,347
Securities held-to-maturity:						
Mortgage-backed securities	1,381	1,380	1,837	1,853	2,865	2,941
Total securities held-to-maturity	1,381	1,380	1,837	1,853	2,865	2,941
Total	$ 13,701	$ 14,329	$ 17,524	$ 18,247	$ 21,481	$ 22,288

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 20

Mix of Deposits
At March 31, 2005 and At June 30, 2003 and 2004

	At March 31,		At June 30,			
	2005		2004		2003	
			(Dollars in thousands)			
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing accounts	$ 3,381	3.4%	$ 3,051	3.1%	$ 2,749	2.6%
Interest-bearing NOW	8,119	8.1%	6,725	6.9%	6,089	5.9%
Money market	5,797	5.8%	6,968	7.1%	6,939	6.7%
Savings accounts	4,594	4.5%	4,426	4.5%	4,791	4.6%
Certificates of deposit	78,699	78.2%	76,796	78.4%	83,220	80.2%
Total	$ 100,590	100.0%	$ 97,966	100.0%	$ 103,788	100.0%

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 21

Certificates of Deposit By Rate and Maturity
At March 31, 2005

	Amount Due						
	Less Than One Year	More Than One Year To Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	Percent of Total Certificate Accounts
	(In thousands)						
Interest rate:							
0.00% - 1.00%	$ 66	$ --	$ --	$ --	$ --	$ 66	0.1%
1.01% - 2.00%	14,139	660	114	--	--	14,913	19.0%
2.01% - 3.00%	15,871	881	737	--	--	17,489	22.2%
3.01% - 4.00%	17,160	11,728	1,751	6,779	1,392	38,810	49.3%
4.01% - 5.00%	2,109	1,369	189	58	740	4,465	5.7%
5.01% - 6.00%	2,372	244	--	--	--	2,616	3.3%
6.01% - 7.00%	340	--	--	--	--	340	0.4%
Total	$ 52,057	$ 14,882	$ 2,791	$ 6,837	$ 2,132	$ 78,699	100.0%

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 22

Deposit Activity
For the Nine Months Ended March 31, 2004 and 2005,
And For the Years Ended June 30, 2003 and 2004

	Nine Months Ended March 31,		Year Ended June 30,	
	2005	2004	2004	2003
	(In thousands)			
Beginning balance	$ 97,966	$ 103,788	$ 103,788	$ 98,241
Net increases (decrease) before interest credited	982	(7,453)	(8,133)	2,527
Interest credited	1,642	1,783	2,311	3,020
Net increase (decrease) in deposits	$ 2,624	$ (5,670)	$ (5,822)	$ 5,547
Ending balance	$ 100,590	$ 98,118	$ 97,966	$ 103,788

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 23

Borrowed Funds Activity
At or For the Nine Months Ended March 31, 2004 and 2005, and
At or For the Year Ended June 30, 2003 and 2004

	Nine Months Ended March 31,		Year Ended June 30,	
	2005	2004	2004	2003
	(Dollars in thousands)			
Maximum amount outstanding at any month end during the period:				
FHLB advances	$ 31,734	$ 34,013	$ 34,013	$ 28,491
FHLB Line of Credit	5,600	3,900	3,900	6,900
Average amounts outstanding during the period:				
FHLB advances	$ 29,899	$ 31,220	$ 30,811	$ 27,864
FHLB Line of Credit	2,150	1,550	1,238	3,792
Weighted average interest rate during the period:				
FHLB advances	4.80%	4.93%	4.94%	5.37%
FHLB Line of Credit	1.64%	1.17%	1.24%	1.65%
Balance outstanding at end of period:				
FHLB advances	$ 28,248	$ 32,963	$ 32	$ 27,847
FHLB Line of Credit	400	--	600	700
Weighted average interest rate at end of period:				
FHLB advances	5.30%	4.87%	5.22%	5.38%
FHLB Line of Credit	2.81%	--	1.53%	1.43%

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 24

OFFICES OF EQUITABLE FEDERAL SAVINGS BANK
GRAND ISLAND, NEBRASKA
As of March 31, 2005

Location	Owned or Leased	Date Acquired or Leased	Net Book Value as of March 31, 2005 (In thousands)
Main Office			
113-115 North Locust Street [1]			
Grand Island, Nebraska 68801	Owned	1959	$1,369
Branch			
619 Diers Avenue, North	Owned	2000	$1,480
Grand Island, Nebraska 68803			
Other Properties:			
103 W. Second Street (Drive-Up)	Owned	5/18/1905	$199
Grand Island, Nebraska 68801			
3012 South Locust Street [2]	Owned	2005	$400
Grand Island, Nebraska 68801			

[1] This property consists of the original main office acquired in 1959 and adjacent condominium units acquired in 1984. Equitable Federal Savings Bank occupies the first floor and leases out the second floor of the condominium units.

[2] At March 31, 2005, this property was designated as a future retail investment office to become a future full-service branch site. Based on current estimates, we expect the total cost of the land and construction to be approximately $1.5 million, $400,000 of which had been incurred at March 31, 2005.

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT OF THE BANK
At March 31, 2005

Name	Position(s) Held with the Bank	Age	Director Since	Term Expires
H. Lawrence Hanson	Chairman of the Board	81	1979	2005
Joanne Roush Holmes	Executive Vice President	62	1996	2005
Jack E. Rasmussen	Director	75	1987	2005
Pamela L. Price	Director	60	2003	2006
Douglas J. Redman	Director	45	2001	2006
Benedict P. Wassinger, Jr.	Director	62	1985	2006
Richard L. Harbaugh	President, Chief Executive Officer	58	2000	2007
Gary L. Hedman	Director	61	2003	2007
Jonas A. Proffitt, M.D.	Director	88	1968	2007
Kim E. Marco	Executive Vice President and Chief Financial Officer	--	--	--
David F. Dohmen	Senior Vice President and Chief Lending Officer	--	--	--
Terry M. Pfeifer	Senior Vice President and Chief Investment Officer	--	--	--

Source: Equitable Financial Corp.'s Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Hall County, Nebraska and the United States
1990, 2000, 2004 and 2009

	1990	2000	1990-2000 % Change	2004	2000-2004 % Change	2009	2004-2009 % Change
Population							
Hall County	48,925	53,534	9.4%	54,063	1.0%	54,714	1.2%
Nebraska	1,578,385	1,711,263	8.4%	1,766,814	3.2%	1,840,111	4.1%
United States	248,709,873	281,421,906	13.2%	295,628,353	5.0%	314,308,848	6.3%
Households							
Hall County	18,678	20,356	9.0%	20,699	1.7%	21,081	1.8%
Nebraska	602,858	666,184	10.5%	695,266	4.4%	731,399	5.2%
United States	91,993,582	105,480,101	14.7%	111,572,974	5.8%	119,334,642	7.0%
Per Capita Income							
Hall County	$ 11,526	$ 17,386	50.8%	$ 20,730	19.2%	--	--
Nebraska	12,452	19,613	57.5%	23,743	21.1%	--	--
United States	14,420	21,684	50.4%	25,866	19.3%	--	--
Median Household Income							
Hall County	$ 25,546	$ 36,972	44.7%	$ 42,467	14.9%	$ 49,948	17.6%
Nebraska	26,016	39,250	50.9%	45,453	15.8%	54,516	19.9%
United States	28,525	41,343	44.9%	48,124	16.4%	56,710	17.8%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Hall County, Nebraska
and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Hall County		18,678	20,356
Nebraska		602,363	666,184
United States		91,947,410	105,480,101
Occupancy Rate			
Hall County			
	Owner-Occupied	63.6%	65.9%
	Renter-Occupied	36.4%	34.1%
Nebraska			
	Owner-Occupied	66.5%	67.4%
	Renter-Occupied	33.5%	32.6%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Hall County		$ 47,700	$ 83,700
Nebraska		50,000	88,000
United States		79,098	119,600
Median Rent			
Hall County		$ 319	$ 456
Nebraska		348	491
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Hall County, Nebraska and the United States
1990 and 2000

	1990		
Industry Group	Hall County	Nebraska	United States
Agriculture/Mining	5.0%	8.6%	1.3%
Construction	4.8%	5.3%	4.8%
Manufacturing	17.4%	12.7%	19.2%
Transportation/Utilities	6.6%	8.1%	5.9%
Wholesale/Retail	27.6%	22.5%	27.5%
Finance, Insurance & Real Estate	5.0%	6.7%	7.3%
Services	33.6%	36.1%	34.0%

	2000		
	Hall County	Nebraska	United States
Agriculture/Mining	3.7%	5.6%	1.9%
Construction	6.4%	5.4%	6.8%
Manufacturing	18.1%	12.2%	14.1%
Wholesale/Retail	19.2%	15.7%	15.3%
Transportation/Utilities	5.3%	6.1%	5.2%
Information	2.1%	2.5%	3.1%
Finance, Insurance & Real Estate	6.5%	7.7%	6.9%
Services	38.8%	43.8%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Hall County, Nebraska and the United States
For Years 2001 through 2004 and through April 2005

Location	2001	2002	2003	2004	Through April 2005
Hall County	3.0%	3.6%	4.1%	3.7%	4.0%
Nebraska	3.1%	3.7%	4.0%	3.8%	4.0%
United States	4.8%	5.8%	6.0%	5.5%	4.9%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Hall County
June 30, 2004

	Hall County Deposits ($000)	Equitable Federal's Deposits ($000)	Equitable Federal's Share (%)
Banks	$ 758,831	---	---
Thrifts	282,140	$ 98,642	35.0%
	$ 1,040,971	$ 98,642	9.5%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2001 - First Quarter 2005

	1st Qtr. 2001	2nd Qtr. 2001	3rd Qtr. 2001	4th Qtr. 2001
Prime Rate	7.50%	6.75%	5.75%	4.75%
90-Day Treasury Bills	4.75%	3.51%	2.95%	1.74%
1-Year Treasury Bills	4.90%	3.70%	3.27%	2.35%
30-Year Treasury Notes	5.92%	5.70%	5.65%	5.62%

	1st Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2002	4th Qtr. 2002
Prime Rate	4.75%	4.75%	4.75%	4.25%
90-Day Treasury Bills	1.72%	1.68%	1.20%	1.05%
1-Year Treasury Bills	1.60%	1.59%	1.25%	1.14%
30-Year Treasury Notes	4.95%	4.94%	4.69%	4.58%

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004
Prime Rate	4.00%	4.25%	4.50%	5.00%
90-Day Treasury Bills	0.93%	1.33%	2.25%	2.72%
1-Year Treasury Bills	1.44%	1.82%	2.13%	2.89%
30-Year Treasury Notes	5.48%	6.13%	6.13%	6.25%

	1st Qtr. 2005
Prime Rate	5.75%
90-Day Treasury Bills	3.12%
1-Year Treasury Bills	3.37%
30-Year Treasury Notes	6.25%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	19.750	22.250	18.500	1.28	-4.59	1.05	258.14	0.28	19.55	77.27	7.65	19.55
SIYF	Security Federal Bancorp Inc.	AL	Pink Sheet	12.900	16.950	11.000	0.00	-7.86	NA	NA	0.30	NA	NA	NA	NA
SRNN	Southern Banc Co.	AL	OTC BB	17.000	18.000	15.000	11.48	3.03	0.58	119.41	0.35	30.36	89.71	14.24	31.73
SCBS	Southern Community Bancshares	AL	Pink Sheet	7.000	10.500	6.750	0.00	-30.00	NA	NA	0.33	NA	NA	NA	NA
SZB	SouthFirst Bancshares Inc.	AL	AMEX	12.300	16.750	12.000	-13.56	-17.56	-0.51	196.97	0.60	NM	85.89	6.16	39.83
FFBH	First Federal Bancshares of AR	AR	NASDAQ	24.670	28.000	18.500	-1.48	1.19	1.59	153.81	0.44	16.45	166.02	16.04	16.45
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	14.750	17.510	13.150	5.36	-7.81	0.50	157.82	0.32	31.38	134.46	9.35	34.98
BHBC	Beverly Hills Bancorp Inc.	CA	NASDAQ	10.370	11.340	7.060	0.48	-2.72	0.75	64.99	0.50	8.36	131.77	16.19	13.93
BOFI	Bofl Holding Inc.	CA	NASDAQ	8.936	12.000	8.800	-6.43	-21.96	0.50	64.21	0.00	19.86	121.58	14.09	19.54
BYFC	Broadway Financial Corp.	CA	NASDAQ	11.100	13.940	10.250	6.94	-2.97	0.99	195.86	0.20	11.68	122.04	5.70	11.68
CCBI	Commercial Capital Bancorp	CA	NASDAQ	16.180	24.990	14.620	1.12	-21.30	1.43	96.24	0.15	11.90	137.35	16.81	11.94
DSL	Downey Financial Corp.	CA	NYSE	75.770	76.860	50.870	1.70	23.30	5.40	606.50	0.40	14.06	200.18	12.49	13.04
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	25.500	27.970	21.860	5.59	-6.35	1.19	150.76	0.46	21.98	134.14	15.39	22.26
FED	FirstFed Financial Corp.	CA	NYSE	57.570	57.700	40.020	8.11	10.20	4.20	509.63	0.00	14.08	192.03	11.30	14.08
GDW	Golden West Financial	CA	NYSE	66.100	66.970	50.400	5.59	12.97	4.34	366.58	0.22	15.44	267.83	18.03	15.54
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	15.250	19.700	14.760	-2.49	-10.40	1.60	204.81	0.91	10.23	145.65	7.45	10.47
NDE	IndyMac Bancorp Inc.	CA	NYSE	42.670	43.440	30.356	3.85	24.84	3.17	287.66	1.32	14.04	200.52	14.83	13.81
MLGF	Malaga Financial Corporation	CA	OTC BB	13.300	14.500	11.000	-0.37	-5.00	0.96	NA	0.16	14.78	NA	NA	14.68
PPBI	Pacific Premier Bancorp	CA	NASDAQ	10.356	15.130	9.630	-0.99	-10.80	1.04	111.67	0.00	12.63	142.25	11.02	13.51
PFB	PFF Bancorp Inc.	CA	NYSE	29.650	31.453	23.167	4.33	5.89	1.86	157.81	0.55	16.38	218.01	18.78	17.49
PROV	Provident Financial Holdings	CA	NASDAQ	27.900	30.960	22.300	2.27	-6.19	2.74	232.02	0.48	10.94	163.25	12.03	11.09
SNLS	San Luis Trust Bank FSB	CA	OTC BB	20.500	22.250	12.000	-2.38	0.00	NA	NA	0.14	NA	NA	NA	NA
WES	Westcorp	CA	NYSE	51.610	52.000	37.250	7.99	19.83	4.34	310.42	0.57	12.03	187.54	16.25	NA
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	20.750	26.000	19.000	0.00	-1.66	NA	NA	NA	NA	NA	NA	NA
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	12.485	13.910	9.950	-5.77	-0.91	3.60	281.72	0.00	3.53	87.37	4.43	NA
NAL	NewAlliance Bancshares Inc.	CT	NYSE	14.140	15.760	12.980	2.46	-1.81	0.15	56.86	0.13	NM	114.31	24.86	29.05
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	29.350	32.330	26.000	0.76	0.38	2.06	187.56	0.54	14.60	226.47	15.65	14.60
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	10.800	20.600	8.530	7.16	10.09	-1.39	109.40	0.00	NM	103.43	9.87	NA
WSFS	WSFS Financial Corp.	DE	NASDAQ	55.350	62.750	46.875	0.91	1.78	3.72	374.66	0.24	15.72	202.82	14.78	16.02
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	18.450	20.120	16.060	3.48	5.07	1.18	106.01	0.14	16.77	232.37	17.41	17.34
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	27.130	32.950	23.560	8.22	0.18	1.83	306.15	0.01	15.77	164.92	8.87	16.09
BFCF	BFC Financial Corp.	FL	NASDAQ	8.380	11.344	6.912	-6.37	-10.66	0.54	249.72	0.02	18.22	208.55	3.36	NA
FDT	Federal Trust Corp.	FL	AMEX	11.190	11.300	7.400	-0.09	9.17	0.47	79.15	0.10	24.33	222.02	13.93	21.80

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	26.280	28.847	21.727	6.35	8.33	1.07	143.66	0.29	25.51	254.65	18.29	24.28
FCFL	First Community Bank Corp.	FL	NASDAQ	25.000	30.400	18.095	-0.16	4.60	0.99	118.42	0.00	27.78	229.43	21.11	27.78
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	36.890	37.140	26.510	2.47	7.93	1.92	122.06	0.68	19.73	290.93	30.22	20.03
EBDC	ebank Financial Services Inc.	GA	OTC BB	1.070	1.600	0.550	33.75	3.88	-0.12	17.76	0.00	NM	145.98	6.36	NM
NTBK	NetBank Inc.	GA	NASDAQ	9.240	11.290	7.950	8.32	8.07	-0.15	102.84	0.08	NM	106.21	8.98	NM
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	20.770	25.000	19.600	1.32	-6.10	1.45	159.68	0.39	14.73	104.90	13.01	19.80
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	15.100	19.000	14.250	-2.58	-5.92	1.28	138.37	0.26	11.89	98.24	10.91	11.89
CASH	Meta Financial Group Inc.	IA	NASDAQ	20.250	26.000	20.080	-7.95	-12.64	0.88	318.45	0.52	23.55	112.63	6.36	23.56
FFFD	North Central Bancshares Inc.	IA	NASDAQ	37.750	45.990	35.910	-4.94	-6.91	3.40	306.30	1.04	11.47	136.13	12.33	11.12
AFBA	Allied First Bancorp Inc.	IL	OTC BB	18.000	21.500	14.100	-5.26	-14.29	1.55	285.69	0.00	11.61	91.04	6.30	50.88
BPLS	BankPlus FSB	IL	OTC BB	15.250	19.000	14.250	0.00	-4.69	NA	NA	NA	NA	NA	NA	NA
ESDF	East Side Financial Inc.	IL	Pink Sheet	33.000	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
EFC	EFC Bancorp Inc.	IL	AMEX	28.820	28.950	23.000	15.70	10.21	1.44	211.24	0.63	21.19	160.29	13.65	21.85
FBTC	First BancTrust Corp.	IL	NASDAQ	12.460	13.150	10.850	3.83	0.89	0.56	91.90	0.24	23.51	114.00	13.55	24.64
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	20.440	27.840	19.830	-2.29	-20.62	1.24	242.47	0.45	17.47	107.02	7.80	19.77
GTPS	Great American Bancorp	IL	OTC BB	33.500	34.000	23.000	1.52	7.20	1.97	217.37	0.44	18.41	139.24	15.41	18.74
HMKF	Hemlock Federal Financial Corp	IL	Pink Sheet	27.490	30.000	23.250	9.96	-1.65	NA	NA	0.68	32.34	NA	NA	NA
MAFB	MAF Bancorp Inc.	IL	NASDAQ	43.850	47.250	38.380	2.05	5.61	3.06	298.40	0.86	14.62	149.81	14.70	14.41
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	41.000	44.000	37.350	1.23	-2.96	2.44	378.50	0.77	16.80	124.66	10.83	16.80
PFED	Park Bancorp Inc.	IL	NASDAQ	30.800	40.500	29.400	-1.50	-0.52	2.02	228.75	0.69	16.56	107.73	12.68	26.37
PEKS	Progressive Bancorp Inc.	IL	Pink Sheet	37.500	NA	NA	0.00	0.00	NA	NA	1.00	NA	NA	NA	NA
RFBK	Rantoul First Bank SB	IL	Pink Sheet	21.210	22.000	14.000	0.28	36.84	-0.66	161.04	0.00	NM	183.94	13.17	NM
RYFL	Royal Financial Inc.	IL	OTC BB	12.650	12.750	10.000	6.75	0.32	NA	NA	NA	NA	97.70	28.64	NA
UMBR	Umbrella Bancorp Inc.	IL	Pink Sheet	0.510	1.500	0.510	-21.54	-27.14	NA	NA	NA	NA	NA	NA	NA
VBAS	Vermilion Bancorp Inc.	IL	Pink Sheet	37.000	37.000	24.000	0.00	54.17	NA	NA	3.00	NA	NA	NA	NA
WFBS	Washington Fed Bank for Svgs	IL	Pink Sheet	19.000	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
WTWN	West Town Bancorp Inc.	IL	OTC BB	15.000	15.250	14.250	0.00	5.26	NA	NA	NA	NA	NA	NA	NA
AMFC	AMB Financial Corp.	IN	OTC BB	13.450	17.100	13.080	1.51	-0.37	0.79	164.52	0.24	17.93	98.25	8.18	17.93
ASBI	Ameriana Bancorp	IN	NASDAQ	14.274	17.250	12.300	5.73	-1.90	0.54	136.81	0.64	26.43	115.95	10.43	26.43
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	5.000	6.150	4.510	-4.76	-6.37	-0.10	60.95	0.00	NM	108.90	8.20	NM
CITZ	CFS Bancorp Inc.	IN	NASDAQ	13.210	14.990	12.440	-0.97	-3.93	-0.65	104.96	0.45	NM	111.85	12.59	NM
CSFC	City Savings Financial Corp.	IN	OTC BB	20.000	25.300	17.700	-4.76	-13.98	0.80	275.18	0.28	26.32	93.24	7.27	25.45
DSFN	DSA Financial Corp.	IN	OTC BB	15.000	15.000	9.300	37.61	42.86	NA	NA	NA	NA	145.02	28.30	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFWC	FFW Corp.	IN	Pink Sheet	19.000	25.750	18.000	1.33	-13.64	0.46	201.16	0.67	42.22	104.80	9.44	14.62
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	21.000	29.880	15.000	0.00	40.00	0.54	218.79	0.00	38.89	118.38	9.60	41.62
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	19.760	21.050	18.900	-5.00	0.05	0.40	176.41	0.59	50.67	108.60	11.20	50.67
FCAP	First Capital Inc.	IN	NASDAQ	18.750	23.000	18.400	-5.26	0.37	1.27	168.04	0.60	14.88	119.99	11.16	14.92
HFSK	HFS Bank FSB	IN	Pink Sheet	12.500	14.000	11.250	0.00	0.00	0.83	126.30	0.42	15.06	115.10	9.90	15.06
HBBI	Home Building Bancorp	IN	OTC BB	23.350	28.000	22.750	0.43	-8.43	0.92	228.94	0.44	25.38	89.53	10.20	18.04
HWEN	Home Financial Bancorp	IN	Pink Sheet	5.250	7.450	4.100	28.05	10.53	0.33	51.65	0.12	16.94	99.24	10.16	16.19
LNCB	Lincoln Bancorp	IN	NASDAQ	17.000	19.750	16.000	2.72	-7.15	0.85	151.75	0.54	20.99	89.99	11.20	18.52
LOGN	Logansport Financial Corp.	IN	Pink Sheet	17.400	20.200	16.500	-0.85	-7.94	NA	NA	0.56	NA	NA	NA	NA
LSBI	LSB Financial Corp.	IN	NASDAQ	26.200	30.480	20.952	-1.13	0.77	2.34	249.12	0.59	11.59	123.29	10.53	11.62
MFBC	MFB Corp.	IN	NASDAQ	25.499	34.000	24.050	-5.56	-11.31	1.13	384.29	0.49	23.39	93.03	6.64	14.22
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	21.910	24.910	20.940	0.50	-9.28	1.13	180.08	0.49	19.92	116.58	12.17	19.91
NIDB	Northeast Indiana Bancorp	IN	Pink Sheet	18.000	23.200	18.000	-6.78	-13.67	0.69	164.13	0.58	27.27	98.15	10.97	17.86
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	34.050	40.000	32.750	-2.71	-1.30	2.33	204.83	1.26	14.93	213.75	16.63	15.20
PCBH	PCB Holding Co.	IN	Pink Sheet	17.500	17.600	12.350	40.00	40.00	0.17	106.15	0.24	NM	113.13	16.49	102.94
PFDC	Peoples Bancorp	IN	NASDAQ	19.500	24.980	18.500	-2.89	-6.47	1.33	146.46	0.71	14.77	100.98	13.31	13.84
PBNC	PFS Bancorp Inc.	IN	NASDAQ	22.550	24.260	14.770	-0.31	36.58	0.65	90.72	5.23	35.23	162.23	24.85	36.78
RIVR	River Valley Bancorp	IN	NASDAQ	21.250	24.300	19.000	7.98	0.24	1.42	190.46	0.74	15.51	149.65	11.15	15.59
TDCB	Third Century Bancorp	IN	OTC BB	13.350	14.000	10.900	8.10	0.75	NA	74.72	0.12	NA	96.60	17.87	NA
UCBC	Union Community Bancorp	IN	NASDAQ	16.030	19.140	15.600	-2.43	-5.98	0.90	134.77	0.60	18.22	92.34	11.89	17.41
FFSL	First Independence Corp.	KS	OTC BB	20.030	22.000	18.500	-2.29	0.15	NA	NA	0.60	14.21	NA	NA	14.38
CKFB	CKF Bancorp Inc.	KY	OTC BB	16.500	20.000	14.100	0.00	3.45	1.34	106.71	0.60	12.50	139.48	14.84	12.50
CFBC	Community First Bancorp Inc.	KY	OTC BB	11.500	14.750	10.750	0.00	-9.80	-3.20	233.80	0.00	NM	105.37	4.92	NM
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	15.310	22.000	15.310	-5.61	-7.21	1.11	159.96	0.48	13.92	114.51	9.57	14.22
FPBF	FPB Financial Corp.	LA	Pink Sheet	24.000	28.000	22.100	0.00	-4.00	1.47	342.71	0.55	16.44	92.27	7.00	NA
GLBP	Globe Bancorp Inc.	LA	OTC BB	16.500	19.550	16.000	-2.94	-8.33	0.76	108.56	0.35	21.71	79.37	15.20	21.71
GSLA	GS Financial Corp.	LA	NASDAQ	18.090	19.929	17.700	1.86	1.17	-0.01	148.67	0.40	NM	81.63	12.17	28.10
HSTD	Homestead Bancorp Inc.	LA	Pink Sheet	13.250	13.250	11.000	1.92	10.42	NA	NA	0.24	NA	NA	NA	NA
TSH	Teche Holding Co	LA	AMEX	36.250	41.750	35.750	0.28	0.55	2.60	310.82	0.86	14.74	136.07	11.77	15.48
BFBC	Benjamin Franklin Bancorp Inc	MA	NASDAQ	10.940	10.990	9.910	6.32	NA	NA	NA	NA	NA	NA	NA	NA
BHL	Berkshire Hills Bancorp Inc.	MA	AMEX	32.000	39.200	30.970	-4.16	-4.65	2.34	221.80	0.48	15.09	145.39	14.43	16.05
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	16.020	16.450	14.000	3.76	6.09	0.32	35.44	0.74	50.06	161.33	45.21	52.67
CEBK	Central Bancorp Inc.	MA	NASDAQ	25.250	34.500	25.200	-7.34	-11.40	1.66	328.07	0.48	15.30	104.90	7.70	17.38

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
HIFS	Hingham Instit. for Savings	MA	NASDAQ	42.500	44.999	38.600	2.41	0.59	NA	NA	NA	NA	196.94	15.80	NA
LSBX	LSB Corp.	MA	NASDAQ	16.150	21.890	15.900	-0.32	-9.63	1.10	127.83	0.53	15.09	122.07	12.63	21.92
MASB	MASSBANK Corp.	MA	NASDAQ	35.250	39.000	33.520	-3.16	-4.94	1.62	220.42	1.01	22.17	144.29	15.99	24.54
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	13.800	20.199	13.380	-1.43	-13.75	0.91	114.24	0.40	15.51	155.41	12.08	15.96
ABKD	American Bank Holdings Inc.	MD	OTC BB	9.250	10.250	7.750	-4.64	-3.65	1.32	132.47	0.00	7.23	103.63	6.98	7.32
BUCS	BUCS Financial Corp	MD	OTC BB	13.400	13.400	11.250	7.20	14.73	0.57	155.86	0.00	17.63	100.57	8.60	24.29
PCGO	Prince George's FSB	MD	Pink Sheet	30.120	30.250	30.000	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
SVBI	Severn Bancorp Inc.	MD	NASDAQ	18.700	24.390	13.730	-4.83	-4.10	1.58	89.41	0.22	11.84	247.67	20.91	11.84
WSB	Washington Savings Bank FSB	MD	AMEX	8.900	16.450	7.900	8.54	-31.75	1.16	72.27	0.27	8.64	122.76	12.31	8.72
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	20.000	26.400	19.500	-3.43	-13.34	1.05	177.73	0.36	19.05	103.31	11.59	19.09
FFNM	First Fed of N Michigan Bncp	MI	NASDAQ	8.850	15.019	8.300	-1.12	-16.14	0.18	86.29	0.19	49.17	125.74	10.26	55.21
FBC	Flagstar Bancorp Inc.	MI	NYSE	19.100	23.170	18.000	-1.60	-2.65	2.07	230.20	1.00	9.65	159.30	8.29	9.65
MCBF	Monarch Community Bancorp Inc	MI	NASDAQ	12.250	14.590	11.000	-2.62	-6.84	-0.93	104.10	0.20	NM	83.84	11.77	NA
STBI	Sturgis Bancorp	MI	Pink Sheet	11.050	15.000	11.000	-5.96	-7.92	0.69	124.60	0.36	16.01	108.76	8.86	16.01
HMNF	HMN Financial Inc.	MN	NASDAQ	29.980	33.500	25.100	-4.02	-2.03	2.60	224.92	0.86	12.04	156.39	13.33	11.64
REDW	Redwood Financial Inc.	MN	Pink Sheet	20.500	22.000	18.750	-2.38	-1.20	NA	147.00	0.00	NA	114.33	13.95	NA
WEFP	Wells Financial Corp.	MN	OTC BB	30.000	34.310	23.000	0.00	-1.64	1.87	221.32	0.88	16.39	122.04	13.55	20.77
CCFC	CCSB Financial Corp.	MO	OTC BB	14.500	17.000	13.100	-1.69	-3.33	0.06	97.12	0.00	NM	96.67	14.92	241.67
FBSI	First Bancshares Inc.	MO	NASDAQ	19.310	22.750	18.250	-1.08	-9.93	1.53	161.75	0.16	12.79	109.41	11.94	12.81
LXMO	Lexington B&L Financial Corp.	MO	OTC BB	23.000	23.000	20.250	2.22	2.22	1.48	215.79	0.55	15.75	103.09	10.66	15.76
MCMH	MCM Savings Bank FSB	MO	Pink Sheet	20.000	20.000	12.050	49.81	65.98	NA	NA	0.00	NA	NA	NA	NA
NASB	NASB Financial Inc.	MO	NASDAQ	39.900	47.880	28.500	1.06	1.42	3.00	173.45	1.63	13.39	240.07	23.01	13.39
PULB	Pulaski Financial Corp.	MO	NASDAQ	25.400	25.850	16.850	21.59	27.32	1.26	126.74	0.36	21.34	315.92	20.04	21.34
CSBC	Citizens South Banking Corp.	NC	NASDAQ	12.590	14.350	11.990	-3.67	-3.30	0.40	70.52	0.26	31.48	131.28	17.86	28.16
CDLX	Coddle Creek Financial Corp.	NC	Pink Sheet	32.400	40.000	31.500	-19.00	0.00	1.65	208.44	1.75	19.64	102.08	15.54	19.88
KSBI	KS Bancorp Inc.	NC	OTC BB	19.000	25.000	17.250	-2.56	-5.12	0.96	167.54	0.38	19.79	161.95	11.34	19.83
MTUC	Mutual Community Savings Bank	NC	OTC BB	12.850	13.650	11.500	-0.39	-5.86	0.72	241.13	0.33	18.36	62.55	5.33	18.57
SSFC	South Street Financial Corp.	NC	NASDAQ	9.500	10.800	9.050	-5.00	0.00	0.42	72.30	0.40	22.62	112.80	13.14	22.62
AFSF	AFS Financial Corp.	ND	OTC BB	60.000	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
CFB	Commercial Federal Corp.	NE	NYSE	33.760	34.150	24.170	33.28	25.04	0.11	266.16	0.54	NM	172.16	12.68	23.34
TONE	TierOne Corp.	NE	NASDAQ	26.600	26.600	19.880	9.24	11.86	1.53	167.56	0.20	17.73	172.00	15.87	17.95
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	15.420	20.250	13.000	-1.15	-8.65	1.13	142.78	0.46	14.02	147.56	10.80	13.75
SWGH	Siwooganock Holding Company	NH	Pink Sheet	69.000	69.000	60.000	0.00	0.00	NA	NA	NA	NA	NA	NA	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

		State	Exchange	PER SHARE: Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS: Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	19.050	21.000	16.150	0.26	-1.04	1.05	154.09	0.10	19.44	137.82	12.36	19.67
FMCO	FMS Financial Corp.	NJ	NASDAQ	18.170	23.000	13.030	5.03	-8.46	1.29	191.51	0.12	14.20	166.51	9.49	14.86
HCBK	Hudson City Bancorp Inc.	NJ	NASDAQ	11.460	12.789	10.059	7.81	3.88	0.43	35.36	0.23	26.65	456.57	31.12	27.51
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	22.540	25.990	20.200	1.30	-2.55	1.53	147.29	0.80	15.33	214.87	15.31	15.43
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	22.850	25.000	19.450	3.86	2.05	1.61	128.59	0.85	14.28	203.11	17.77	14.28
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	16.210	17.690	13.020	7.35	7.78	1.06	147.89	0.20	15.74	176.20	10.96	15.53
PFS	Provident Financial Services	NJ	NYSE	17.480	19.700	15.850	-1.47	0.23	0.82	87.61	0.25	21.58	114.02	19.96	21.79
RBLG	Roebling Financial Corp.	NJ	OTC BB	9.700	10.300	8.577	-2.02	-1.52	0.39	61.68	0.00	26.22	105.43	15.72	26.22
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	11.860	13.690	9.750	-1.90	-0.67	0.38	72.36	0.16	32.05	142.87	16.39	32.23
AABC	Access Anytime Bancorp Inc.	NM	NASDAQ	13.270	15.010	12.700	-6.94	-4.19	0.90	231.13	0.00	16.18	105.51	5.74	16.33
FFSW	First Fed Banc of the SW Inc	NM	NASDAQ	14.800	20.000	14.800	NA	NA	NA	NA	NA	NA	134.89	13.27	NA
AF	Astoria Financial Corp.	NY	NYSE	28.260	28.540	22.213	2.32	13.91	2.13	212.40	0.70	13.46	212.48	12.49	12.91
ALFC	Atlantic Liberty Financial	NY	NASDAQ	24.500	25.500	17.500	3.64	-2.39	1.28	109.30	0.27	19.29	148.18	22.41	26.19
CNY	Carver Bancorp Inc.	NY	AMEX	17.050	20.830	17.000	-3.29	-9.31	1.06	250.42	0.26	16.55	93.12	6.81	12.46
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	15.350	19.000	13.850	0.72	1.12	1.27	90.62	0.56	12.38	201.97	16.95	12.24
ESBK	Elmira Savings Bank	NY	NASDAQ	28.250	33.818	23.618	4.63	-2.89	2.15	263.25	0.68	13.26	157.82	10.72	13.62
FNFG	First Niagara Finl Group	NY	NASDAQ	14.010	14.850	11.830	4.47	6.86	0.69	67.75	0.32	20.30	113.26	19.92	19.70
FFIC	Flushing Financial Corp.	NY	NASDAQ	18.440	21.490	15.550	9.18	1.82	1.34	111.20	0.37	14.18	220.31	16.58	13.77
ICBC	Independence Cmnty Bank Corp.	NY	NASDAQ	35.990	43.380	34.550	-5.88	-9.18	2.95	211.63	0.98	12.63	132.76	17.00	12.34
NYB	New York Community Bancorp	NY	NYSE	18.260	22.350	17.040	-0.22	0.66	1.21	92.71	1.00	15.09	148.94	19.36	11.45
PRTR	Partners Trust Financial	NY	NASDAQ	10.550	11.890	9.310	0.76	0.48	0.37	73.99	0.25	29.31	98.05	14.26	22.24
PBCP	Provident Bancorp Inc.	NY	NASDAQ	11.980	13.800	9.770	5.09	-3.93	0.44	55.34	0.16	27.23	133.41	21.66	27.89
ROME	Rome Bancorp Inc.	NY	NASDAQ	9.900	15.094	9.270	1.33	-3.43	0.28	32.50	0.26	35.36	103.34	30.37	36.78
SFFS	Sound Federal Bancorp Inc.	NY	NASDAQ	16.450	16.700	12.510	5.11	6.47	0.47	81.36	0.24	35.76	160.18	20.23	36.16
TRST	TrustCo Bank Corp NY	NY	NASDAQ	12.980	14.190	10.730	6.39	12.97	0.77	38.07	0.60	17.08	432.47	34.10	20.08
ASBP	ASB Financial Corp.	OH	NASDAQ	21.950	26.750	19.780	-0.36	-0.23	1.25	102.85	0.60	17.99	200.27	21.34	18.16
GCFC	Central Federal Corp.	OH	NASDAQ	10.000	15.750	9.530	-4.01	-6.89	-0.81	68.67	0.36	NM	114.75	14.56	NM
CIBI	Community Investors Bancorp	OH	NASDAQ	14.000	16.000	12.870	4.95	6.46	0.85	116.29	0.36	17.07	113.62	12.04	17.35
FFDF	FFD Financial Corp.	OH	NASDAQ	17.250	18.390	13.050	5.18	14.01	0.68	117.58	0.43	25.75	120.30	14.67	25.75
FDEF	First Defiance Financial	OH	NASDAQ	29.250	30.460	22.010	6.91	7.58	1.79	182.89	0.84	17.11	138.56	15.77	16.37
FFHS	First Franklin Corp.	OH	NASDAQ	16.000	24.250	15.250	-9.30	-12.09	0.34	164.52	0.32	50.00	111.11	9.73	56.27
FNFI	First Niles Financial Inc.	OH	NASDAQ	17.000	20.700	14.500	1.37	11.48	0.78	70.96	0.62	22.37	147.95	23.97	26.85
FPFC	First Place Financial Corp.	OH	NASDAQ	20.260	23.270	16.650	2.95	5.58	1.01	165.36	0.56	20.26	131.47	12.25	15.84

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
HCFC	Home City Financial Corp.	OH	NASDAQ	16.000	17.650	14.550	2.24	5.96	0.89	184.25	0.44	18.60	103.76	8.68	18.71
HLFC	Home Loan Financial Corp.	OH	NASDAQ	19.250	21.870	14.500	-0.77	-1.84	0.96	94.94	0.89	20.48	142.70	20.28	21.52
IDVB	Indian Village Bancorp Inc.	OH	OTC BB	16.750	19.091	15.091	-4.29	-4.29	-0.07	222.97	0.30	NM	85.68	7.04	NA
NLVS	Northern Savings & Loan Co	OH	OTC BB	17.650	20.000	16.700	3.82	-3.29	1.24	130.06	0.43	14.23	99.66	13.57	14.23
OCFL	OC Financial Inc	OH	OTC BB	12.100	12.100	10.450	5.22	NA	NA	NA	NA	NA	90.45	10.78	NA
OHSF	Ohio Savings Financial Corp.	OH	Pink Sheet	######	#######	#######	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	21.570	24.500	18.500	0.75	-8.06	0.77	233.34	0.60	28.38	112.01	9.24	34.42
POHF	Peoples Ohio Financial	OH	OTC BB	4.030	4.800	3.850	0.75	0.75	0.22	26.14	0.07	18.32	117.77	15.42	18.78
PSFC	Peoples-Sidney Financial Corp.	OH	NASDAQ	14	17.95	13.10	-1.75	-2.17	0.73	95.01	0.66	19.18	113.63	14.74	19.18
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	28.000	32.000	25.000	1.82	0.90	2.09	145.39	1.70	13.40	132.33	19.26	13.40
PVFC	PVF Capital Corp.	OH	NASDAQ	12.700	17.210	11.290	-3.20	-4.43	0.78	115.55	0.36	16.71	136.32	10.99	16.71
UCFC	United Community Finl Corp.	OH	NASDAQ	11.580	13.630	10.000	4.80	6.93	0.60	75.29	0.31	19.63	142.61	15.38	19.33
WAYN	Wayne Savings Bancshares	OH	NASDAQ	16.010	18.000	13.910	0.76	-1.48	0.11	111.33	0.48	NM	142.32	14.38	NA
ESBF	ESB Financial Corp.	PA	NASDAQ	12.840	15.650	10.630	-4.75	-4.63	0.98	131.58	0.40	13.38	134.17	9.76	13.38
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	20.750	26.000	17.955	0.33	-4.14	1.41	220.55	0.43	15.37	147.92	9.41	15.58
FKFS	First Keystone Financial	PA	NASDAQ	17.190	27.000	16.370	-5.91	-21.86	1.10	287.71	0.44	16.37	116.86	5.91	16.24
FSSB	First Star Bancorp Inc.	PA	Pink Sheet	36.750	42.000	33.000	5.00	2.08	6.46	982.58	NA	5.69	68.18	3.74	NA
HARL	Harleysville Savings Financial	PA	NASDAQ	18.039	26.000	15.450	1.00	-5.55	1.28	193.62	0.52	14.32	152.23	9.35	14.52
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	15.290	17.650	13.240	7.68	-0.59	0.64	78.87	0.20	24.27	116.19	17.71	25.18
LARL	Laurel Capital Group Inc.	PA	NASDAQ	21.500	26.200	19.390	-0.14	-2.32	0.98	158.63	0.80	22.40	152.81	13.55	22.40
NTNY	Nittany Financial Corp.	PA	OTC BB	27.500	30.000	22.500	10.00	-1.79	1.63	145.40	0.00	18.09	251.15	18.91	18.21
PVSA	Parkvale Financial Corp.	PA	NASDAQ	27.910	33.200	25.210	-0.43	-5.42	1.91	336.58	0.80	14.85	141.46	8.29	15.24
RSVI	RSV Bancorp Inc.	PA	OTC BB	17.000	20.000	15.800	0.00	-6.59	0.91	131.83	0.30	19.77	97.67	12.90	23.94
SEFL	SE Financial Corp.	PA	OTC BB	13.050	13.100	9.450	6.97	11.54	0.41	48.41	0.06	31.83	98.27	24.95	NA
SOV	Sovereign Bancorp Inc.	PA	NYSE	22.160	23.800	20.050	0.45	-0.18	1.48	156.04	0.13	15.72	145.60	14.10	15.21
THRD	TF Financial Corp.	PA	NASDAQ	28.260	33.000	26.250	-2.89	-7.91	2.38	217.09	0.69	12.45	127.82	12.15	12.45
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	14.660	19.550	14.500	-6.62	-13.71	0.72	101.88	0.44	21.25	131.48	13.90	19.14
WVFC	WVS Financial Corp.	PA	NASDAQ	16.690	18.500	16.000	-1.82	-3.25	1.10	177.09	0.64	15.31	139.32	9.43	16.76
CFCP	Coastal Financial Corp.	SC	NASDAQ	14.950	18.440	10.992	-1.97	6.71	0.90	82.13	0.18	17.38	294.87	18.22	17.09
FCPB	First Capital Bancshares Inc.	SC	Pink Sheet	8.400	8.500	6.010	0.00	2.44	NA	NA	0.00	NA	NA	NA	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	29.590	34.140	24.750	2.92	6.17	2.09	200.22	0.90	14.50	213.80	14.77	16.84
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	15.136	20.000	13.900	0.50	1.04	0.70	106.81	0.63	21.62	104.50	14.17	22.23
SFDL	Security Federal Corp.	SC	OTC BB	21.750	24.000	19.750	3.57	-4.40	1.39	231.09	0.11	15.88	156.25	9.36	15.88

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
HFFC	HF Financial Corp.	SD	NASDAQ	21.410	27.000	14.050	-4.33	-6.34	1.72	243.03	0.44	12.67	139.66	8.81	12.69
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	12.950	13.500	12.160	-2.04	-0.38	0.49	38.92	0.24	26.43	115.34	33.27	26.23
SCYT	Security Bancorp Inc.	TN	OTC BB	27.500	50.000	27.000	-14.06	-14.06	NA	NA	0.00	NA	NA	NA	NA
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	21.350	24.140	20.800	-11.56	-1.61	1.35	104.39	0.20	16.30	88.44	20.46	16.30
UTBI	United Tennessee Bankshares	TN	NASDAQ	21.950	22.000	16.590	2.09	9.48	1.66	99.69	0.40	13.22	140.23	22.02	13.34
BAFI	BancAffiliated Inc.	TX	Pink Sheet	26.500	26.750	24.050	0.00	0.00	NA	362.85	0.00	NA	97.19	7.30	NA
ETFS	East Texas Financial Services	TX	OTC BB	20.000	35.000	13.700	25.00	14.61	NA	NA	0.20	NA	NA	NA	NA
FBTX	Franklin Bank Corp.	TX	NASDAQ	18.500	19.170	14.330	3.41	4.70	1.21	177.78	0.00	15.68	140.90	10.40	15.73
CFFC	Community Financial Corp.	VA	NASDAQ	22.000	24.550	18.200	1.29	-1.96	1.83	191.48	0.42	12.50	146.37	11.48	12.95
GAFC	Greater Atlantic Financial	VA	NASDAQ	5.100	7.130	5.000	-15.00	-17.07	-0.37	126.82	0.00	NM	87.03	4.02	NM
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	25.250	26.800	22.900	2.68	-2.55	1.81	192.51	0.34	14.60	219.95	13.12	14.60
FBNW	FirstBank NW Corp.	WA	NASDAQ	26.440	29.440	25.000	1.61	-7.23	2.17	267.17	0.68	12.65	109.64	9.90	12.65
HRZB	Horizon Financial Corp.	WA	NASDAQ	22.080	22.560	17.370	9.85	17.76	1.28	99.38	0.53	17.52	207.13	22.22	17.95
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	16.270	18.350	14.500	-5.84	1.69	0.51	107.97	0.22	32.54	119.37	13.82	30.03
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	21.350	22.500	19.850	-0.61	0.47	1.36	114.15	0.62	16.05	148.78	18.07	15.50
STSA	Sterling Financial Corp.	WA	NASDAQ	36.160	41.250	30.410	1.89	0.25	2.65	304.34	0.00	13.96	176.91	11.88	14.13
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	22.450	25.000	21.600	-2.94	-2.86	1.63	142.29	0.59	14.48	117.72	15.78	14.47
WFSL	Washington Federal Inc.	WA	NASDAQ	23.690	25.246	20.955	2.24	2.11	1.66	87.52	0.76	14.45	178.66	27.06	14.16
WM	Washington Mutual Inc.	WA	NYSE	41.080	42.970	36.800	-2.63	3.45	3.16	364.41	1.78	13.34	164.45	11.20	13.05
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	30.130	30.290	24.520	9.84	7.03	2.21	181.71	0.49	13.95	212.93	16.59	14.22
BKMU	Bank Mutual Corp.	WI	NASDAQ	10.990	12.590	9.650	1.76	-7.72	0.41	52.59	0.20	27.48	126.47	20.90	29.96
SVBC	Sistersville Bancorp Inc.	WV	Pink Sheet	19.000	21.000	18.000	0.00	-1.30	NA	NA	NA	NA	NA	NA	NA
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	14.750	18.250	14.750	-1.67	-10.61	NA	NA	0.36	NA	NA	NA	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

	State	Exchange	PER SHARE								PRICING RATIOS			
			Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			53.482	57.417	50.267	1.47	-0.02	1.21	171.88	0.46	18.96	142.82	13.96	21.46
MEDIAN			18.700	22.000	16.000	0.00	-1.12	1.10	153.81	0.40	16.45	131.63	13.07	17.22
HIGH			7,200	7,300	7,075	49.81	65.98	6.46	982.58	5.23	50.67	456.57	45.21	241.67
LOW			0.510	1.500	0.510	-21.54	-31.75	-3.20	17.76	0.00	3.53	62.55	3.36	7.32
AVERAGE FOR STATE														
NE			30.180	30.375	22.025	21.26	18.45	0.82	216.86	0.37	17.73	172.08	14.28	20.65
AVERAGE BY REGION														
MIDWEST			97.716	104.681	96.227	2.13	1.53	0.99	168.25	0.57	20.43	126.56	13.13	25.21
NEW ENGLAND			26.652	30.381	24.455	-0.15	-4.34	1.25	159.44	0.53	20.23	151.87	17.52	22.88
MID ATLANTIC			19.276	22.674	16.726	1.73	-1.43	1.26	159.52	0.36	18.36	158.54	15.21	18.58
SOUTHEAST			17.446	20.747	14.988	-0.22	-1.61	0.89	141.31	0.32	20.70	157.36	14.27	21.75
SOUTHWEST			19.533	23.193	17.590	1.53	1.12	1.50	245.53	0.26	14.71	106.13	9.70	19.47
WEST			27.853	30.216	22.481	1.52	0.27	2.07	220.71	0.45	15.10	161.83	14.21	15.38
AVERAGE BY EXCHANGE														
NYSE			35.737	37.266	27.682	4.51	9.38	2.37	254.07	0.58	14.74	181.98	15.47	16.27
AMEX			20.930	25.033	19.146	0.49	-6.19	1.22	191.81	0.46	16.76	137.93	11.29	19.46
NASDAQ			19.685	23.205	17.087	0.56	-1.71	1.15	154.46	0.48	19.41	150.08	14.51	20.15
OTC			19.115	21.138	15.671	2.73	-0.59	0.93	166.90	0.32	18.23	115.64	13.01	27.17
Pink Sheets			246.065	274.489	261.439	2.08	4.13	1.17	235.84	0.45	22.44	107.43	11.18	28.94

EXHIBIT 33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	162,051	16,045	16,005	0.38	0.38	4.04	4.04	07/01/99	OTC BB	627,754	12.40
SIYF	Security Federal Bancorp Inc.	AL	77,363	10,324	10,324	0.17	0.17	1.31	1.31	04/03/95	Pink Sheet	NA	8.76
SRNN	Southern Banc Co.	AL	106,274	16,865	16,865	0.45	0.43	2.77	2.65	10/05/95	OTC BB	889,998	15.13
SCBS	Southern Community Bancshares	AL	67,506	7,937	7,937	0.85	0.85	7.44	7.44	12/23/96	Pink Sheet	NA	5.00
SZB	SouthFirst Bancshares Inc.	AL	141,587	10,162	9,618	-0.26	0.17	-3.56	2.26	02/14/95	AMEX	718,808	8.72
FFBH	First Federal Bancshares of AR	AR	782,033	75,568	75,568	1.09	1.09	10.64	10.64	05/03/96	NASDAQ	5,084,408	125.43
PFSL	Pocahontas Bancorp Inc.	AR	732,546	50,918	36,260	0.30	0.27	4.28	3.84	04/01/98	NASDAQ	4,641,717	68.47
BHBC	Beverly Hills Bancorp Inc.	CA	1,374,677	168,869	165,751	2.07	1.24	17.76	10.66	12/19/96	NASDAQ	21,151,520	219.34
BOFI	Bofl Holding Inc.	CA	532,941	67,615	67,615	0.63	0.64	8.38	8.49	03/15/05	NASDAQ	8,299,823	74.17
BYFC	Broadway Financial Corp.	CA	297,769	15,380	15,380	0.59	0.59	10.79	10.79	01/09/96	NASDAQ	1,520,347	16.88
CCBI	Commercial Capital Bancorp	CA	5,333,345	652,778	269,313	1.62	1.62	13.71	13.71	12/18/02	NASDAQ	55,416,348	896.25
DSL	Downey Financial Corp.	CA	16,893,337	1,054,336	1,051,186	1.00	1.08	15.44	16.65	01/01/71	NYSE	27,853,783	2110.48
FPTB	First PacTrust Bancorp Inc.	CA	700,288	80,331	80,331	0.75	0.74	6.36	6.28	08/23/02	NASDAQ	4,644,900	115.86
FED	FirstFed Financial Corp.	CA	8,420,703	495,333	490,499	1.06	1.06	15.01	15.01	12/16/83	NYSE	16,523,201	951.73
GDW	Golden West Financial	CA	112,587,849	7,579,498	7,579,498	1.33	1.32	19.23	19.12	05/29/59	NYSE	307,126,766	20309.16
HWFG	Harrington West Finl Grp Inc	CA	1,093,246	55,895	51,039	0.79	0.77	16.44	16.06	11/07/02	NASDAQ	5,337,828	81.80
NDE	IndyMac Bancorp Inc.	CA	17,966,327	1,328,961	1,247,680	1.09	1.10	16.11	16.38	11/10/86	NYSE	62,457,622	2665.84
MLGF	Malaga Financial Corporation	CA	506,487	39,068	39,068	1.09	1.09	14.00	14.00	NA	OTC BB	NA	73.38
PPBI	Pacific Premier Bancorp	CA	587,219	45,508	45,508	1.15	1.08	12.71	11.89	06/25/97	NASDAQ	5,258,738	54.46
PFB	PFF Bancorp Inc.	CA	3,911,061	336,926	335,659	1.20	1.12	13.81	12.93	03/29/96	NYSE	24,782,623	730.85
PROV	Provident Financial Holdings	CA	1,622,682	119,528	119,418	1.27	1.26	15.98	15.76	06/28/96	NASDAQ	6,993,590	194.57
SNLS	San Luis Trust Bank FSB	CA	165,678	17,082	17,082	2.33	2.33	24.94	24.94	NA	OTC BB	NA	56.44
WES	Westcorp	CA	16,156,288	1,399,656	1,399,149	1.47	NA	17.46	NA	05/01/86	NYSE	52,047,110	2686.50
HCBC	High Country Bancorp Inc.	CO	198,836	16,887	16,887	0.67	0.59	7.75	6.85	12/10/97	Pink Sheet	NA	17.99
MTXC	Matrix Bancorp Inc.	CO	1,865,243	94,597	94,597	1.28	NA	28.57	NA	10/18/96	NASDAQ	6,620,850	82.66
NAL	NewAlliance Bancshares Inc.	CT	6,490,973	1,411,584	940,348	0.25	0.80	1.12	3.59	04/02/04	NYSE	114,158,736	1614.20
NMIL	NewMil Bancorp Inc.	CT	789,800	54,582	46,379	1.18	1.18	15.82	15.82	02/01/86	NASDAQ	4,210,924	123.59
IFSB	Independence Federal Svgs Bank	DC	169,840	16,210	16,210	-1.16	NA	-12.50	NA	06/06/85	NASDAQ	1,552,448	16.77
WSFS	WSFS Financial Corp.	DE	2,622,077	191,017	189,496	1.09	1.07	13.85	13.60	11/26/86	NASDAQ	6,998,497	387.45
BBX	BankAtlantic Bancorp Inc.	FL	6,418,351	480,981	394,710	1.23	1.18	15.28	14.65	11/29/83	NYSE	60,542,092	1027.58
BKUNA	BankUnited Financial Corp.	FL	9,260,660	503,782	475,429	0.64	0.64	11.40	11.26	12/11/85	NASDAQ	30,249,095	808.97
BFCF	BFC Financial Corp.	FL	7,029,049	128,088	40,510	0.23	NA	12.06	NA	NA	NASDAQ	28,147,245	237.18
FDT	Federal Trust Corp.	FL	639,000	40,089	40,089	0.63	0.72	10.03	11.62	12/12/97	AMEX	8,073,563	90.34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFFL	Fidelity Bankshares Inc.	FL	3,509,292	251,982	249,059	0.70	0.74	11.21	11.78	05/15/01	NASDAQ	24,427,375	655.76
FCFL	First Community Bank Corp.	FL	263,038	24,203	23,775	0.96	0.96	9.59	9.59	06/27/03	NASDAQ	2,221,138	55.53
HARB	Harbor Florida Bancshares Inc.	FL	2,913,280	302,655	298,708	1.62	1.60	15.28	15.05	03/19/98	NASDAQ	23,866,837	881.20
EBDC	ebank Financial Services Inc.	GA	113,147	10,593	10,593	-0.03	-0.06	-0.34	-0.68	07/06/98	OTC BB	6,371,458	6.82
NTBK	NetBank Inc.	GA	4,755,015	402,260	321,743	-0.15	-0.20	-1.70	-2.30	07/29/97	NASDAQ	46,236,854	427.23
FFSX	First Federal Bankshares Inc.	IA	578,637	71,755	53,158	0.88	0.65	7.25	5.37	04/14/99	NASDAQ	3,623,703	75.26
HZFS	Horizon Financial Svcs Corp.	IA	107,992	11,992	11,992	0.97	0.97	8.49	8.49	06/30/94	OTC BB	780,431	11.78
CASH	Meta Financial Group Inc.	IA	795,761	44,937	41,534	0.28	0.28	4.68	4.68	09/20/93	NASDAQ	2,498,860	50.70
FFFD	North Central Bancshares Inc.	IA	471,214	42,667	37,696	1.16	1.19	12.61	13.01	03/21/96	NASDAQ	1,538,430	58.08
AFBA	Allied First Bancorp Inc.	IL	146,076	10,109	9,530	0.62	0.14	8.13	1.80	12/31/01	OTC BB	511,318	9.20
BPLS	BankPlus FSB	IL	307,315	21,774	21,774	0.40	0.40	6.03	6.03	07/10/91	OTC BB	NA	21.20
ESDF	East Side Financial Inc.	IL	124,531	12,128	12,128	NA	NA	NA	NA	11/01/91	Pink Sheet	NA	9.54
EFC	EFC Bancorp Inc.	IL	1,011,546	86,112	86,112	0.63	0.61	7.53	7.29	04/07/98	AMEX	4,788,513	138.03
FBTC	First BancTrust Corp.	IL	229,484	27,285	27,285	0.58	0.55	4.86	4.64	04/19/01	NASDAQ	2,497,050	31.11
FFBI	First Federal Bancshares Inc.	IL	319,819	23,303	21,725	0.48	0.43	5.89	5.24	09/28/00	NASDAQ	1,318,999	25.43
GTPS	Great American Bancorp	IL	159,771	17,682	17,197	0.92	0.90	8.42	8.27	06/30/95	OTC BB	735,003	24.62
HMKF	Hemlock Federal Financial Corp	IL	310,834	21,518	20,273	0.49	0.41	7.07	5.91	04/02/97	Pink Sheet	NA	26.78
MAFB	MAF Bancorp Inc.	IL	9,715,529	953,070	635,575	1.07	1.08	10.75	10.90	01/12/90	NASDAQ	32,558,252	1415.81
MCPH	Midland Capital Holdings Corp.	IL	141,028	12,255	12,255	0.61	0.61	7.61	7.61	06/30/93	OTC BB	372,600	15.28
PFED	Park Bancorp Inc.	IL	261,045	30,734	30,734	0.80	0.51	7.07	4.45	08/12/96	NASDAQ	1,141,195	34.69
PEKS	Progressive Bancorp Inc.	IL	113,486	10,048	10,048	0.53	0.52	6.20	6.12	10/06/92	Pink Sheet	NA	5.20
RFBK	Rantoul First Bank SB	IL	30,752	2,202	2,202	-0.38	-0.30	-5.27	-4.25	04/02/03	Pink Sheet	190,961	4.05
RYFL	Royal Financial Inc.	IL	116,808	34,248	34,248	NA	NA	NA	NA	01/21/05	OTC BB	2,645,000	33.46
UMBR	Umbrella Bancorp Inc.	IL	77,624	5,660	5,631	-6.57	-6.14	-72.98	-68.17	NA	Pink Sheet	NA	1.58
VBAS	Vermilion Bancorp Inc.	IL	50,253	4,879	4,879	0.55	0.55	5.92	5.92	03/26/97	Pink Sheet	NA	8.28
WFBS	Washington Fed Bank for Svgs	IL	62,872	5,355	5,355	NA	NA	NA	NA	03/01/95	Pink Sheet	NA	2.61
WTWN	West Town Bancorp Inc.	IL	59,302	3,175	3,175	NA	NA	NA	NA	03/01/95	OTC BB	NA	3.08
AMFC	AMB Financial Corp.	IN	160,263	13,339	13,339	0.49	0.49	5.74	5.74	04/01/96	OTC BB	974,143	13.10
ASBI	Ameriana Bancorp	IN	431,655	38,824	38,260	0.40	0.40	4.39	4.39	03/02/87	NASDAQ	3,155,204	45.04
BRBI	Blue River Bancshares Inc.	IN	207,610	15,639	12,118	-0.15	0.01	-1.91	0.18	06/24/98	NASDAQ	3,406,150	17.54
CITZ	CFS Bancorp Inc.	IN	1,298,397	146,092	144,679	-0.53	-0.45	-4.89	-4.17	07/24/98	NASDAQ	12,370,572	163.57
CSFC	City Savings Financial Corp.	IN	152,849	11,914	11,914	0.27	0.28	3.32	3.43	12/28/01	OTC BB	555,450	11.11
DSFN	DSA Financial Corp.	IN	87,149	17,007	17,007	NA	NA	NA	NA	07/30/04	OTC BB	1,644,242	24.66

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFWC	FFW Corp.	IN	258,343	23,278	22,303	0.24	0.68	2.56	7.22	04/05/93	Pink Sheet	1,284,243	24.09
FDLB	Fidelity Federal Bancorp	IN	200,558	16,261	16,261	0.24	0.23	3.09	2.89	08/31/87	Pink Sheet	916,656	16.22
FBEI	First Bancorp of Indiana Inc.	IN	283,074	29,196	27,228	0.21	0.21	1.95	1.95	04/07/99	NASDAQ	1,604,631	31.70
FCAP	First Capital Inc.	IN	436,633	40,604	34,701	0.82	0.81	8.03	8.01	01/04/99	NASDAQ	2,598,333	48.72
HFSK	HFS Bank FSB	IN	235,703	20,270	20,270	0.66	0.66	7.77	7.77	10/02/85	Pink Sheet	1,866,200	23.33
HBBI	Home Building Bancorp	IN	56,930	6,485	6,485	0.41	0.58	3.56	5.05	02/08/95	OTC BB	248,667	5.81
HWEN	Home Financial Bancorp	IN	70,038	7,169	7,169	0.63	0.66	5.82	6.07	07/02/96	Pink Sheet	1,356,050	7.12
LNCB	Lincoln Bancorp	IN	819,419	101,984	74,252	0.51	0.58	4.02	4.58	12/30/98	NASDAQ	5,399,653	91.79
LOGN	Logansport Financial Corp.	IN	161,550	16,828	16,828	0.77	0.75	7.36	7.11	06/14/95	Pink Sheet	NA	15.20
LSBI	LSB Financial Corp.	IN	366,050	31,258	31,258	0.94	0.94	11.11	11.08	02/03/95	NASDAQ	1,469,382	38.59
MFBC	MFB Corp.	IN	520,120	37,105	32,269	0.31	0.50	4.17	6.86	03/25/94	NASDAQ	1,353,460	34.51
MFSF	MutualFirst Financial Inc.	IN	841,576	87,831	86,940	0.62	0.84	5.70	7.71	12/30/99	NASDAQ	4,673,444	102.40
NIDB	Northeast Indiana Bancorp	IN	232,611	25,996	25,469	0.43	0.63	3.72	5.54	06/28/95	Pink Sheet	1,417,279	25.41
NWIN	NorthWest Indiana Bancorp	IN	569,884	44,334	44,334	1.18	1.16	14.88	14.62	NA	OTC BB	2,782,230	94.73
PCBH	PCB Holding Co.	IN	34,844	5,078	5,078	0.16	0.16	1.10	1.10	07/02/98	Pink Sheet	328,265	5.74
PFDC	Peoples Bancorp	IN	492,318	64,913	62,181	0.91	0.97	6.90	7.37	07/07/87	NASDAQ	3,361,542	65.55
PBNC	PFS Bancorp Inc.	IN	133,700	20,482	20,459	0.71	0.68	3.65	3.50	10/12/01	NASDAQ	1,473,728	33.23
RIVR	River Valley Bancorp	IN	301,850	22,498	22,467	0.82	0.82	10.02	9.96	12/20/96	NASDAQ	1,584,877	33.68
TDCB	Third Century Bancorp	IN	123,528	22,847	22,847	0.49	0.49	2.79	2.79	06/30/04	OTC BB	1,653,125	22.07
UCBC	Union Community Bancorp	IN	261,314	33,656	30,964	0.63	0.66	4.81	5.03	12/29/97	NASDAQ	1,939,000	31.08
FFSL	First Independence Corp.	KS	170,621	14,808	14,808	0.78	0.77	8.40	8.29	10/08/93	OTC BB	NA	17.91
CKFB	CKF Bancorp Inc.	KY	155,866	16,589	15,489	1.22	1.22	11.70	11.70	01/04/95	OTC BB	1,460,622	24.10
CFBC	Community First Bancorp Inc.	KY	64,931	3,031	3,031	-1.58	-1.57	-25.07	-24.78	06/27/03	OTC BB	277,725	3.19
HFBC	HopFed Bancorp Inc.	KY	582,131	48,641	43,292	0.70	0.69	7.98	7.81	02/09/98	NASDAQ	3,639,283	55.72
FPBF	FPB Financial Corp.	LA	95,274	7,228	7,228	0.41	0.41	5.40	5.41	07/01/99	Pink Sheet	278,000	6.67
GLBP	Globe Bancorp Inc.	LA	29,723	5,694	5,694	0.64	0.64	3.46	3.46	07/10/01	OTC BB	273,800	4.52
GSLA	GS Financial Corp.	LA	191,013	28,468	28,468	-0.01	0.38	-0.04	2.67	04/01/97	NASDAQ	1,284,787	23.24
HSTD	Homestead Bancorp Inc.	LA	134,317	12,119	12,119	0.23	0.23	2.58	2.50	07/20/98	Pink Sheet	NA	12.25
TSH	Teche Holding Co	LA	693,191	59,946	55,915	0.91	0.86	9.76	9.29	04/19/95	AMEX	2,230,169	81.04
BFBC	Benjamin Franklin Bancorp Inc	MA	582,791	30,800	NA	NA	NA	NA	NA	04/05/05	NASDAQ	NA	92.87
BHL	Berkshire Hills Bancorp Inc.	MA	1,294,300	128,426	121,191	0.93	0.87	9.42	8.86	06/28/00	AMEX	5,835,447	267.75
BRKL	Brookline Bancorp Inc.	MA	2,184,994	612,308	564,454	1.06	1.01	3.12	2.97	07/10/02	NASDAQ	61,659,436	987.78
CEBK	Central Bancorp Inc.	MA	521,204	38,239	36,007	0.49	0.43	6.14	5.41	10/24/86	NASDAQ	1,588,700	40.11

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF JUNE 22, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
HIFS	Hingham Instit. for Savings	MA	562,328	45,113	45,113	NA	NA	NA	NA	12/20/88	NASDAQ	2,090,250	88.84
LSBX	LSB Corp.	MA	560,613	58,004	58,004	0.95	0.65	8.36	5.75	05/02/86	NASDAQ	4,385,726	70.87
MASB	MASSBANK Corp.	MA	971,475	107,678	106,588	0.73	0.66	6.52	5.89	05/28/86	NASDAQ	4,407,292	155.22
MFLR	Mayflower Co-operative Bank	MA	236,707	18,396	18,320	0.82	0.80	10.28	9.99	12/23/87	NASDAQ	2,072,000	28.59
ABKD	American Bank Holdings Inc.	MD	260,242	17,535	17,535	1.01	0.99	15.62	15.42	NA	OTC BB	1,964,538	18.17
BUCS	BUCS Financial Corp	MD	124,996	10,685	10,685	0.47	0.34	5.57	4.04	03/15/01	OTC BB	801,968	10.75
PCGO	Prince George's FSB	MD	97,630	11,351	11,351	1.02	1.02	8.64	8.64	NA	Pink Sheet	NA	0.00
SVBI	Severn Bancorp Inc.	MD	743,727	62,805	62,471	1.93	1.93	22.72	22.72	NA	NASDAQ	8,318,184	155.55
WSB	Washington Savings Bank FSB	MD	533,211	53,458	53,458	1.58	1.57	16.63	16.48	08/03/88	AMEX	7,378,094	65.71
CTZN	Citizens First Bancorp Inc.	MI	1,464,400	164,330	150,917	0.62	0.61	5.17	5.15	03/07/01	NASDAQ	8,239,665	169.74
FFNM	First Fed of N Michigan Bncp	MI	264,590	21,581	16,697	0.22	0.20	2.58	2.28	04/04/05	NASDAQ	3,066,221	27.44
FBC	Flagstar Bancorp Inc.	MI	14,273,842	743,198	743,198	0.99	0.99	17.53	17.53	04/30/97	NYSE	62,005,935	1184.76
MCBF	Monarch Community Bancorp Inc	MI	282,035	39,585	28,337	-0.81	NA	-5.45	NA	08/30/02	NASDAQ	2,709,220	33.19
STBI	Sturgis Bancorp	MI	314,073	25,599	20,379	0.61	0.61	6.65	6.65	11/10/88	Pink Sheet	2,520,713	27.85
HMNF	HMN Financial Inc.	MN	991,326	84,488	80,382	1.06	1.10	11.76	12.17	06/30/94	NASDAQ	4,407,494	132.14
REDW	Redwood Financial Inc.	MN	72,410	8,833	8,833	0.36	0.35	2.99	2.93	07/10/95	Pink Sheet	492,582	10.10
WEFP	Wells Financial Corp.	MN	239,395	26,590	26,590	0.95	0.75	7.64	6.03	04/11/95	OTC BB	1,081,648	31.14
CCFC	CCSB Financial Corp.	MO	93,958	14,506	14,506	0.06	0.06	0.37	0.37	01/09/03	OTC BB	967,395	14.03
FBSI	First Bancshares Inc.	MO	251,138	27,402	26,972	0.95	0.95	8.89	8.87	12/22/93	NASDAQ	1,552,610	29.98
LXMO	Lexington B&L Financial Corp.	MO	134,226	13,875	13,086	0.67	0.67	6.55	6.54	06/06/96	OTC BB	622,032	14.31
MCMH	MCM Savings Bank FSB	MO	74,944	5,234	5,223	0.45	0.32	6.95	4.91	NA	Pink Sheet	NA	3.68
NASB	NASB Financial Inc.	MO	1,466,633	140,562	137,441	1.83	1.83	18.51	18.51	09/27/85	NASDAQ	8,455,442	336.95
PULB	Pulaski Financial Corp.	MO	708,695	44,960	44,480	1.12	1.12	16.91	16.91	12/03/98	NASDAQ	5,591,732	142.03
CSBC	Citizens South Banking Corp.	NC	511,088	69,511	62,129	0.57	0.63	3.91	4.33	10/01/02	NASDAQ	7,247,444	91.27
CDLX	Coddle Creek Financial Corp.	NC	135,901	20,695	20,695	0.73	0.73	4.80	4.80	12/31/97	Pink Sheet	652,000	21.12
KSBI	KS Bancorp Inc.	NC	244,614	17,129	17,129	0.63	0.63	7.75	7.74	12/30/93	OTC BB	1,460,000	27.74
MTUC	Mutual Community Savings Bank	NC	87,705	7,472	7,472	0.29	0.28	3.46	3.42	06/29/93	OTC BB	363,719	4.67
SSFC	South Street Financial Corp.	NC	219,629	25,584	25,584	0.58	0.58	4.82	4.82	10/03/96	NASDAQ	3,037,886	28.86
AFSF	AFS Financial Corp.	ND	243,421	18,196	18,090	0.78	0.63	9.99	8.09	NA	OTC BB	NA	0.00
CFB	Commercial Federal Corp.	NE	10,385,273	765,055	594,373	0.05	0.52	0.69	7.85	12/31/84	NYSE	39,019,557	1287.97
TONE	TierOne Corp.	NE	3,040,788	280,661	226,969	0.93	0.92	9.07	8.96	10/02/02	NASDAQ	18,147,511	482.55
NHTB	New Hampshire Thrift Bncshrs	NH	598,627	43,801	31,661	0.79	0.81	11.02	11.24	05/22/86	NASDAQ	4,192,580	64.69
SWGH	Siwooganock Holding Company	NH	79,126	6,785	6,785	1.42	0.77	16.71	9.00	NA	Pink Sheet	NA	0.00

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FNSW	Farnsworth Bancorp Inc.	NJ	100,206	8,989	8,989	0.57	0.57	7.28	7.19	09/30/98	OTC BB	650,311	12.39
FMCO	FMS Financial Corp.	NJ	1,245,250	70,954	68,541	0.68	0.64	12.30	11.75	12/14/88	NASDAQ	6,502,300	118.15
HCBK	Hudson City Bancorp Inc.	NJ	21,131,216	1,440,088	1,440,088	1.27	1.23	17.77	17.21	06/07/05	NASDAQ	597,619,858	6847.02
OCFC	OceanFirst Financial Corp.	NJ	1,889,919	134,644	133,294	0.99	0.98	13.57	13.48	07/03/96	NASDAQ	12,831,281	289.13
PBCI	Pamrapo Bancorp Inc.	NJ	639,806	55,970	55,970	1.24	1.24	14.80	14.80	11/14/89	NASDAQ	4,975,542	113.69
PFSB	PennFed Financial Services Inc	NJ	1,996,364	124,229	124,229	0.75	0.76	11.96	12.12	07/15/94	NASDAQ	13,499,078	218.52
PFS	Provident Financial Services	NJ	6,359,476	1,113,075	672,945	0.93	0.92	5.27	5.22	01/16/03	NYSE	72,585,746	1282.02
RBLG	Roebling Financial Corp.	NJ	105,468	15,725	15,725	0.63	0.63	4.85	4.85	10/01/04	OTC BB	1,710,045	16.59
SYNF	Synergy Finl Group Inc.	NJ	896,250	102,816	101,915	0.53	0.53	4.12	4.09	01/21/04	NASDAQ	12,385,262	146.89
AABC	Access Anytime Bancorp Inc.	NM	394,666	21,476	11,328	0.40	0.39	6.57	6.50	08/08/86	NASDAQ	1,707,529	22.88
FFSW	First Fed Banc of the SW Inc	NM	357,628	35,174	34,765	NA	NA	NA	NA	NA	NASDAQ	3,205,728	47.50
AF	Astoria Financial Corp.	NY	23,250,423	1,366,502	1,181,351	0.98	1.02	16.38	17.05	11/18/93	NYSE	109,465,965	3085.19
ALFC	Atlantic Liberty Financial	NY	183,959	27,827	27,827	1.12	0.82	7.51	5.53	10/23/02	NASDAQ	1,683,000	41.23
CNY	Carver Bancorp Inc.	NY	626,377	45,801	45,801	0.45	0.62	5.80	7.95	10/25/94	AMEX	2,501,338	42.65
DCOM	Dime Community Bancshares Inc.	NY	3,370,392	282,770	227,132	1.31	1.32	16.19	16.37	06/26/96	NASDAQ	37,190,852	571.04
ESBK	Elmira Savings Bank	NY	318,062	21,601	21,172	0.83	0.81	12.06	11.74	03/01/85	NASDAQ	1,208,227	34.06
FNFG	First Niagara Finl Group	NY	7,907,976	1,390,713	652,522	1.08	1.12	5.89	6.09	01/21/03	NASDAQ	116,719,266	1619.83
FFIC	Flushing Financial Corp.	NY	2,135,541	160,736	156,831	1.15	1.19	15.16	15.62	11/21/95	NASDAQ	19,204,465	354.46
ICBC	Independence Cmnty Bank Corp.	NY	17,881,346	2,290,296	1,020,491	1.34	1.37	10.64	10.89	03/17/98	NASDAQ	84,493,166	3020.72
NYB	New York Community Bancorp	NY	24,612,444	3,198,597	1,175,851	1.27	1.68	10.12	13.42	11/23/93	NYSE	265,478,175	4849.03
PRTR	Partners Trust Financial	NY	3,693,370	537,058	265,996	0.51	0.68	3.46	4.62	07/15/04	NASDAQ	49,914,467	526.60
PBCP	Provident Bancorp Inc.	NY	2,518,113	408,770	236,736	0.84	0.82	4.71	4.62	01/15/04	NASDAQ	45,505,378	545.15
ROME	Rome Bancorp Inc.	NY	313,364	92,079	92,079	0.97	0.93	7.26	6.97	03/31/05	NASDAQ	9,642,246	95.46
SFFS	Sound Federal Bancorp Inc.	NY	1,006,950	127,160	113,190	0.57	0.57	4.23	4.18	01/07/03	NASDAQ	12,377,206	202.31
TRST	TrustCo Bank Corp NY	NY	2,848,313	224,584	224,031	2.02	1.71	25.68	21.84	NA	NASDAQ	74,826,993	976.68
ASBP	ASB Financial Corp.	OH	176,507	18,806	18,806	1.22	1.21	11.49	11.39	05/11/95	NASDAQ	1,716,201	37.43
GCFC	Central Federal Corp.	OH	152,861	19,399	17,382	-1.14	-0.93	-8.73	-7.15	12/30/98	NASDAQ	2,225,987	22.26
CIBI	Community Investors Bancorp	OH	122,762	13,007	13,007	0.75	0.74	6.89	6.77	02/07/95	NASDAQ	1,055,642	14.77
FFDF	FFD Financial Corp.	OH	139,705	17,038	17,038	0.57	0.57	4.65	4.65	04/03/96	NASDAQ	1,188,219	20.50
FDEF	First Defiance Financial	OH	1,283,911	146,136	112,728	1.00	1.04	8.73	9.14	10/02/95	NASDAQ	7,020,000	206.06
FFHS	First Franklin Corp.	OH	272,344	23,837	23,837	0.20	0.18	2.30	2.05	01/26/88	NASDAQ	1,655,356	26.49
FNFI	First Niles Financial Inc.	OH	98,241	15,915	15,915	1.03	0.86	6.34	5.28	10/27/98	NASDAQ	1,384,553	23.54
FPFC	First Place Financial Corp.	OH	2,479,867	231,103	159,240	0.65	0.83	6.58	8.42	01/04/99	NASDAQ	14,997,032	303.57

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
HCFC	Home City Financial Corp.	OH	153,973	12,886	12,615	0.45	0.45	5.64	5.61	12/30/96	NASDAQ	835,690	13.37
HLFC	Home Loan Financial Corp.	OH	160,342	22,786	22,786	0.95	0.90	6.69	6.36	03/26/98	NASDAQ	1,688,907	32.72
IDVB	Indian Village Bancorp Inc.	OH	97,338	7,994	7,994	-0.01	NA	-0.12	NA	07/02/99	OTC BB	436,547	7.31
NLVS	Northern Savings & Loan Co	OH	319,694	43,535	43,535	0.96	0.96	7.08	7.08	NA	OTC BB	2,458,068	43.38
OCFL	OC Financial Inc	OH	62,865	7,494	7,494	NA	NA	NA	NA	04/01/05	OTC BB	560,198	6.78
OHSF	Ohio Savings Financial Corp.	OH	13,770,188	1,038,605	1,038,605	0.92	0.94	11.46	11.71	NA	Pink Sheet	NA	1207.07
PCBI	Peoples Community Bancorp Inc.	OH	910,185	75,118	69,029	0.33	0.27	4.02	3.30	03/30/00	NASDAQ	3,900,700	84.14
POHF	Peoples Ohio Financial	OH	189,946	24,868	24,868	0.85	0.82	6.67	6.49	12/18/89	OTC BB	7,267,289	29.29
PSFC	Peoples-Sidney Financial Corp.	OH	136,114	17,651	17,651	0.74	0.74	5.71	5.71	04/28/97	NASDAQ	1,432,648	20.06
PFOH	Perpetual Federal Savings Bank	OH	359,050	52,256	52,256	1.52	1.52	10.02	10.02	04/19/91	OTC BB	2,469,612	69.15
PVFC	PVF Capital Corp.	OH	811,867	65,457	65,457	0.70	0.70	8.51	8.51	12/30/92	NASDAQ	7,026,213	89.25
UCFC	United Community Finl Corp.	OH	2,345,176	252,912	216,618	0.78	0.79	6.89	7.00	07/09/98	NASDAQ	31,149,506	360.72
WAYN	Wayne Savings Bancshares	OH	403,579	40,778	38,489	0.10	NA	0.90	NA	01/09/03	NASDAQ	3,625,057	58.04
ESBF	ESB Financial Corp.	PA	1,778,245	129,300	83,389	0.73	0.73	10.40	10.40	06/13/90	NASDAQ	13,514,689	173.35
FSBI	Fidelity Bancorp Inc.	PA	644,645	41,001	38,168	0.64	0.63	9.94	9.80	06/24/88	NASDAQ	2,922,885	55.14
FKFS	First Keystone Financial	PA	576,026	29,149	29,149	0.35	0.35	6.67	6.73	01/26/95	NASDAQ	2,002,132	34.89
FSSB	First Star Bancorp Inc.	PA	575,626	31,980	31,980	0.67	0.52	12.42	9.64	05/15/87	Pink Sheet	585,834	21.53
HARL	Harleysville Savings Financial	PA	748,425	45,990	45,990	0.68	0.67	11.10	10.94	08/04/87	NASDAQ	3,865,526	70.00
KNBT	KNBT Bancorp Inc.	PA	2,418,580	368,650	317,379	0.81	0.78	4.80	4.62	11/03/03	NASDAQ	30,664,861	503.04
LARL	Laurel Capital Group Inc.	PA	307,742	27,293	23,889	0.62	0.62	6.94	6.94	02/20/87	NASDAQ	1,940,021	41.77
NTNY	Nittany Financial Corp.	PA	306,908	23,112	21,349	1.11	1.10	18.42	18.30	10/23/98	OTC BB	2,110,794	58.05
PVSA	Parkvale Financial Corp.	PA	1,891,547	110,855	78,672	0.64	0.62	9.96	9.70	07/16/87	NASDAQ	5,619,983	156.85
RSVI	RSV Bancorp Inc.	PA	73,736	9,735	9,735	0.68	0.57	4.67	3.90	04/08/02	OTC BB	559,310	9.51
SEFL	SE Financial Corp.	PA	124,847	31,696	31,696	0.79	NA	3.26	NA	05/06/04	OTC BB	2,578,875	33.65
SOV	Sovereign Bancorp Inc.	PA	58,925,833	5,705,217	2,716,038	0.93	0.99	10.52	11.17	08/12/86	NYSE	377,623,410	8081.26
THRD	TF Financial Corp.	PA	640,511	60,867	56,146	1.03	1.03	10.98	10.98	07/13/94	NASDAQ	2,950,463	83.44
WGBC	Willow Grove Bncp Inc.	PA	989,646	104,650	103,754	0.70	0.76	6.13	6.72	04/04/02	NASDAQ	9,713,527	143.33
WVFC	WVS Financial Corp.	PA	425,938	28,824	28,824	0.69	0.63	9.70	8.87	11/29/93	NASDAQ	2,405,235	40.11
CFCP	Coastal Financial Corp.	SC	1,449,346	89,534	89,534	1.20	1.22	18.91	19.24	09/26/90	NASDAQ	17,647,279	263.83
FCPB	First Capital Bancshares Inc.	SC	42,549	4,161	4,161	0.99	0.99	10.22	10.22	10/29/99	Pink Sheet	NA	4.74
FFCH	First Financial Holdings Inc.	SC	2,473,065	170,904	148,120	1.05	0.91	15.53	13.38	11/10/83	NASDAQ	12,351,912	365.49
PEDE	Great Pee Dee Bancorp Inc.	SC	192,032	26,041	25,131	0.72	0.70	4.51	4.39	12/31/97	NASDAQ	1,797,813	27.21
SFDL	Security Federal Corp.	SC	585,978	35,111	35,111	0.63	0.63	10.28	10.28	10/30/87	OTC BB	2,535,761	55.14

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
HFFC	HF Financial Corp.	SD	854,010	53,902	48,951	0.72	0.72	11.54	11.53	04/08/92	NASDAQ	3,513,955	75.47
JFBI	Jefferson Bancshares Inc.	TN	294,500	84,958	84,958	1.20	1.21	4.05	4.09	07/02/03	NASDAQ	7,566,564	97.99
SCYT	Security Bancorp Inc.	TN	132,466	11,244	11,244	0.86	0.86	8.95	8.95	06/30/97	OTC BB	NA	11.69
SFBK	SFB Bancorp Inc.	TN	57,284	13,249	13,249	1.27	1.27	5.62	5.62	05/30/97	Pink Sheet	548,770	11.72
UTBI	United Tennessee Bankshares	TN	118,229	18,564	17,871	1.64	1.63	11.15	11.06	01/05/98	NASDAQ	1,185,999	26.03
BAFI	BancAffiliated Inc.	TX	101,038	7,592	7,592	0.95	0.95	14.30	14.30	06/01/01	Pink Sheet	278,454	7.62
ETFS	East Texas Financial Services	TX	247,387	20,444	18,274	0.19	0.15	2.16	1.79	01/10/95	OTC BB	NA	24.59
FBTX	Franklin Bank Corp.	TX	3,892,714	287,458	213,810	0.80	0.80	9.75	9.72	12/18/03	NASDAQ	21,895,785	420.46
CFFC	Community Financial Corp.	VA	399,260	31,325	31,312	1.04	1.00	12.49	12.05	03/30/88	NASDAQ	2,085,106	45.87
GAFC	Greater Atlantic Financial	VA	382,022	17,642	16,686	-0.24	-0.38	-5.50	-8.76	06/28/99	NASDAQ	3,012,434	15.36
FMSB	First Mutual Bancshares Inc.	WA	1,021,902	60,964	60,964	0.98	0.98	16.64	16.64	12/17/85	NASDAQ	5,308,294	134.03
FBNW	FirstBank NW Corp.	WA	801,122	72,311	52,701	0.84	0.84	8.85	8.85	07/02/97	NASDAQ	2,998,595	77.47
HRZB	Horizon Financial Corp.	WA	997,570	107,024	106,479	1.43	1.40	12.11	11.82	08/01/86	NASDAQ	10,037,903	220.14
RPFG	Rainier Pacific Finl Group Inc	WA	756,122	87,536	87,335	0.48	0.53	3.51	3.84	10/21/03	NASDAQ	7,003,366	113.94
RVSB	Riverview Bancorp Inc.	WA	572,571	69,522	59,730	1.24	1.28	9.56	9.90	10/01/97	NASDAQ	5,015,749	123.92
STSA	Sterling Financial Corp.	WA	7,014,507	471,097	339,414	0.90	0.89	13.48	13.32	06/30/83	NASDAQ	23,048,133	833.64
TSBK	Timberland Bancorp Inc.	WA	534,873	71,692	64,025	1.18	1.18	7.91	7.91	01/13/98	NASDAQ	3,759,119	84.39
WFSL	Washington Federal Inc.	WA	7,588,459	1,149,511	1,091,196	1.94	1.98	12.83	13.09	11/17/82	NASDAQ	86,707,298	2054.56
WM	Washington Mutual Inc.	WA	319,696,000	21,767,000	15,390,000	0.93	0.95	13.06	13.35	03/11/83	NYSE	877,286,984	36037.15
ABCW	Anchor BanCorp Wisconsin	WI	4,055,674	315,896	295,613	1.28	1.26	15.89	15.58	07/16/92	NASDAQ	22,319,513	672.49
BKMU	Bank Mutual Corp.	WI	3,468,552	573,117	516,301	0.93	0.85	4.37	4.01	10/30/03	NASDAQ	65,955,713	700.18
SVBC	Sistersville Bancorp Inc.	WV	47,205	7,587	7,587	0.80	0.80	5.07	5.07	06/26/97	Pink Sheet	NA	7.48
CRZY	Crazy Woman Creek Bancorp	WY	87,416	8,580	8,402	0.09	-0.13	0.75	-1.11	03/29/96	Pink Sheet	NA	9.76

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 22, 2005

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		4,012,114	324,716	247,464	1.00	1.00	12.16	12.18			24,073,944	575.15
MEDIAN		425,938	38,239	34,733	0.75	0.75	7.52	7.53			3,283,635.00	48.72
HIGH		319,696,000	21,767,000	15,390,000	2.33	2.33	28.57	24.94			877,286,984	36,037.15
LOW		29,723	2,202	2,202	-6.57	-6.14	-72.98	-68.17			190,961	0.00
AVERAGE FOR STATE												
NE		6,713,031	522,858	410,671	0.21	0.59	2.91	8.14			28,583,534	885.26
AVERAGE BY REGION												
MIDWEST		989,560	85,505	75,709	0.74	0.81	8.22	9.03			5,809,460	120.26
NEW ENGLAND		1,239,412	212,976	179,532	0.60	0.83	3.14	4.36			20,460,109	294.54
MID ATLANTIC		4,444,679	452,275	267,557	1.06	1.14	10.76	11.51			46,341,851	781.54
SOUTHEAST		1,380,657	92,722	82,161	0.68	0.62	9.76	8.97			11,220,862	172.76
SOUTHWEST		683,419	49,757	42,223	0.86	0.52	11.47	7.00			4,197,234	62.62
WEST		19,532,685	1,382,891	1,120,386	1.07	1.03	14.60	14.12			67,550,308	2,627.37
AVERAGE BY EXCHANGE												
NYSE		43,089,879	3,249,728	2,394,166	1.02	1.03	13.25	13.40			164,597,180	5,860.25
AMEX		705,602	60,571	58,883	0.81	0.83	9.30	9.51			4,503,705	99.18
NASDAQ		1,690,314	164,402	129,480	0.99	0.96	9.97	9.70			17,103,608	289.91
OTC		181,352	18,259	18,095	0.78	0.74	8.02	7.59			1,525,762	23.31
Pink Sheets		562,271	44,419	44,163	0.76	0.78	9.22	9.41			908,286	48.70

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 34

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 06/22/05 ($)	% Change From IPO Price
PRTR	Partners Trust Financial	NY	07/15/04	10.00	9.99	(0.10)	9.95	(0.50)	9.81	(1.90)	**10.55**	**5.50**
DSFN	DSA Financial Corp.	IN	07/30/04	10.00	9.80	(2.00)	9.50	(5.00)	9.30	(7.00)	**15.00**	**50.00**
NVSL	Naugatuck Valley Finl (MHC)	CT	10/01/04	10.00	10.80	8.00	10.81	8.10	10.42	4.20	**10.40**	**4.00**
RBLG	Roebling Financial Corp.	NJ	10/01/04	10.00	10.00	0.00	10.00	0.00	9.30	(7.00)	**9.70**	**(3.00)**
SIFI	SI Financial Group Inc. (MHC)	CT	10/01/04	10.00	11.20	12.00	11.05	10.50	10.94	9.40	**10.50**	**5.00**
ACFC	Atlantic Coast Fed Corp (MHC)	GA	10/05/04	10.00	11.75	17.50	12.48	24.80	12.93	29.30	**12.22**	**22.20**
PSBH	PSB Holdings Inc. (MHC)	CT	10/05/04	10.00	10.50	5.00	10.63	6.30	10.45	4.50	**10.07**	**0.74**
HOME	Home Federal Bancorp (MHC)	ID	12/07/04	10.00	12.49	24.90	12.80	28.00	12.33	23.30	**11.92**	**19.20**
ABBC	Abington Community Bncp (MHC)	PA	12/17/04	10.00	13.35	33.50	13.30	33.00	12.90	29.00	**11.41**	**14.10**
LPBC	Lincoln Park Bancorp (MHC)	NJ	12/20/04	10.00	11.00	10.00	11.25	12.50	10.02	0.20	**9.65**	**(3.50)**
OSHC	Ocean Shore Holding Co. (MHC)	NJ	12/22/04	10.00	12.15	21.50	12.25	22.50	10.63	6.30	**10.56**	**5.60**
SFBI	SFSB Inc. (MHC)	MD	12/31/04	10.00	10.75	7.50	10.00	0.00	9.95	(0.50)	**9.35**	**(6.50)**
GTWN	Georgetown Bancorp Inc. (MHC)	MA	01/06/05	10.00	10.20	2.00	10.00	0.00	10.05	0.50	**9.29**	**(7.10)**
BVFL	BV Financial Inc. (MHC)	MD	01/14/05	8.50	9.35	(6.50)	9.60	(4.00)	9.85	(1.50)	**8.65**	**1.76**
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	01/21/05	10.00	9.90	(1.00)	10.00	0.00	9.92	(0.80)	**9.65**	**(3.50)**
RYFL	Royal Financial Inc.	IL	01/21/05	10.00	11.60	16.00	12.55	25.50	12.54	25.40	**12.65**	**26.50**
KRNY	Kearny Financial Corp (MHC)	NJ	02/24/05	10.00	11.39	13.90	11.43	14.30	11.08	10.80	**11.77**	**17.70**
KFFB	Kentucky First Federal (MHC)	KY	03/03/05	10.00	10.79	7.90	11.10	11.00	11.24	12.40	**11.00**	**10.00**
PBIP	Prudential Bncp Inc. PA (MHC)	PA	03/30/05	10.00	9.85	(1.50)	9.35	(6.50)	8.75	(12.50)	**10.90**	**9.00**
ROME	Rome Bancorp Inc.	NY	03/31/05	10.00	10.05	0.50	9.80	(2.00)	9.44	(5.60)	**9.90**	**(1.00)**
OCFL	OC Financial Inc	OH	04/01/05	10.00	12.00	20.00	11.00	10.00	11.00	10.00	**12.10**	**21.00**
FFNM	First Fed of N Michigan Bncp	MI	04/04/05	10.00	9.49	(5.10)	9.30	(7.00)	8.40	(16.00)	**8.85**	**(11.50)**
BFBC	Benjamin Franklin Bancorp Inc	MA	04/05/05	10.00	10.06	0.60	10.36	3.60	10.34	3.40	**10.94**	**9.40**
BFSB	Brooklyn Federal Bancorp (MHC)	NY	04/06/05	10.00	9.95	(0.50)	9.99	(0.10)	9.50	(5.00)	**10.74**	**7.40**
FFCO	FedFirst Financial Corp. (MHC)	PA	04/07/05	10.00	9.34	(6.60)	9.29	(7.10)	8.55	(14.50)	**9.00**	**(10.00)**

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	**Closing Price on 06/22/05 ($)**	**% Change From IPO Price**
RCKB	Rockville Financial Inc. (MHC)	CT	05/23/05	10.00	10.48	4.80	11.05	10.50	NA	NA	**11.96**	**19.60**
NPEN	North Penn Bancorp Inc. (MHC)	PA	06/02/05	10.00	11.00	10.00	10.25	2.50	NA	NA	**10.10**	**1.00**
HCBK	Hudson City Bancorp Inc.	NJ	06/07/05	10.00	10.96	9.60	11.07	10.70	NA	NA	**11.46**	**14.60**
			AVERAGE			**7.21**		**7.20**		**3.86**		**7.79**
			MEDIAN			**6.25**		**4.95**		**0.50**		**5.55**
			HIGH			**33.50**		**33.00**		**29.30**		**50.00**
			LOW			**(6.60)**		**(7.10)**		**(16.00)**		**(11.50)**

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF EQUITABLE FEDERAL SAVINGS BANK

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 36

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 22, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	12.410	15.620	10.950	5.98	-4.69	6.31	41.89	0.16	38.78	196.81	29.62	37.87
NVSL	Naugatuck Valley Finl (MHC)	CT	NASDAQ	10.400	11.850	9.800	1.08	-4.59	6.79	37.23	0.08	NA	153.14	27.93	NA
NEBS	New England Bancshares (MHC)	CT	OTC BB	16.500	20.700	14.150	6.45	-8.33	13.02	94.44	0.10	30.56	126.73	16.90	31.32
PBCT	People's Bank (MHC)	CT	NASDAQ	28.900	29.656	19.080	-0.10	7.12	8.61	76.84	0.80	36.58	335.66	37.60	40.17
PSBH	PSB Holdings Inc. (MHC)	CT	NASDAQ	10.074	12.250	9.500	-3.13	-4.06	7.46	47.77	0.15	NA	135.00	21.09	NA
RCKB	Rockville Financial Inc. (MHC)	CT	NASDAQ	11.960	12.680	9.720	NA	NA	NA	NA	0.00	NA	NA	NA	NA
SIFI	SI Financial Group Inc. (MHC)	CT	NASDAQ	10.500	12.400	9.740	2.94	-5.41	6.41	49.93	0.03	NA	163.91	21.03	NA
ACFC	Atlantic Coast Fed Corp (MHC)	GA	NASDAQ	12.220	15.150	10.690	-0.08	-7.19	6.84	46.35	0.05	NA	178.63	26.37	NA
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	35.290	44.150	30.600	9.84	3.46	13.09	54.61	3.10	NM	269.60	65.10	91.39
WCFB	Webster City Fed Bncp (MHC)	IA	Pink Sheet	13.000	15.500	12.000	0.00	1.56	5.99	27.57	0.68	46.43	217.18	47.16	46.43
HOME	Home Federal Bancorp (MHC)	ID	NASDAQ	11.920	13.240	11.000	1.21	-6.36	6.70	42.31	0.05	NA	177.91	28.19	NA
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	23.800	25.000	21.050	-0.67	-0.63	13.47	118.09	0.00	33.52	176.69	19.90	33.52
FFFS	First Fed Finl Srvcs (MHC)	IL	NASDAQ	13.500	15.370	11.000	-5.26	0.15	9.42	34.76	0.23	NA	143.37	38.84	NA
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	13.090	20.750	11.820	-11.55	-18.14	9.97	128.75	0.30	29.75	131.26	10.17	30.19
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	22.500	25.500	18.000	-0.75	-5.66	10.56	102.25	0.50	36.29	213.11	22.00	29.37
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	33.650	37.310	29.270	-0.97	-6.58	11.80	114.21	2.00	NM	285.17	28.78	NM
KFFB	Kentucky First Federal (MHC)	KY	NASDAQ	11.000	11.840	10.200	-4.35	0.00	7.62	32.36	0.10	NA	144.36	33.99	NA
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	OTC BB	9.650	10.250	9.300	-2.53	-3.88	8.74	30.37	0.00	NA	110.47	31.78	NA
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	20.060	22.000	19.000	-0.45	0.30	13.88	78.85	0.29	20.26	144.52	24.24	20.26
GTWN	Georgetown Bancorp Inc. (MHC)	MA	OTC BB	9.290	10.400	8.240	0.43	-7.10	6.90	55.90	0.00	NA	134.68	16.62	NA
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	25.200	29.250	25.000	-1.18	-6.67	15.98	205.28	0.00	22.11	157.70	12.14	23.09
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	24.900	32.000	24.000	3.75	-11.07	17.87	172.73	0.23	33.65	139.30	14.42	36.66
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	23.530	26.000	16.810	-1.55	1.42	12.50	80.33	0.60	36.77	188.24	27.96	38.29
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	13.900	18.000	12.320	1.09	-11.63	7.04	133.94	0.50	NM	197.32	10.38	106.23
BVFL	BV Financial Inc. (MHC)	MD	OTC BB	8.650	10.000	8.250	-1.14	-8.47	6.91	43.58	0.00	NA	125.11	19.85	NA
SFBI	SFSB Inc. (MHC)	MD	OTC BB	9.350	11.000	8.400	9.36	2.75	7.63	51.56	0.00	NA	122.60	18.14	NA
LBTM	Liberty Savings Bank (MHC)	MO	OTC BB	26.550	30.800	21.750	-10.00	-6.18	15.12	168.71	0.80	33.19	175.60	15.73	33.52
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	30.000	38.000	30.000	0.00	-14.89	19.49	179.53	0.72	20.98	153.89	16.71	21.55
ASFE	AF Financial Group (MHC)	NC	OTC BB	18.000	23.000	14.900	20.81	-5.26	12.24	207.78	0.20	36.73	147.00	8.66	36.73
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	21.250	30.000	18.000	-15.00	-19.81	14.68	82.80	0.59	19.50	144.71	25.66	19.50
MNCK	Monadnock Community Bncp (MHC)	NH	OTC BB	9.350	14.000	7.200	-28.08	-8.78	5.35	80.55	0.00	NA	174.80	11.61	NA
ASBH	ASB Holding Co (MHC)	NJ	OTC BB	24.430	25.000	14.250	13.63	34.01	6.99	79.39	0.84	58.17	349.63	30.77	58.17

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 22, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	NASDAQ	10.590	12.900	9.980	0.86	-5.28	6.65	27.57	0.16	58.83	159.13	38.40	58.69
KRNY	Kearny Financial Corp (MHC)	NJ	NASDAQ	11.770	12.020	10.000	9.69	5.28	6.89	28.13	0.00	NA	170.72	41.84	NA
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTC BB	9.650	12.000	8.600	7.22	-3.79	6.98	46.88	0.00	NA	138.23	20.59	NA
OSHC	Ocean Shore Holding Co. (MHC)	NJ	NASDAQ	10.560	13.050	9.860	0.57	-5.71	6.84	60.72	0.00	NA	154.28	17.39	NA
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	10.050	12.700	9.620	1.01	-10.67	6.64	35.74	0.00	19.71	151.36	28.11	19.71
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	37.000	45.000	36.100	2.07	-9.76	NA	NA	0.76	NA	NA	NA	NA
BFSB	Brooklyn Federal Bancorp (MHC)	NY	NASDAQ	10.740	10.756	9.110	7.40	NA	NA	NA	0.00	NA	NA	NA	NA
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	OTC BB	9.500	11.455	8.900	-3.55	-5.00	6.34	53.51	0.00	59.38	149.77	17.75	59.38
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	13.500	16.500	11.500	-0.66	-2.88	7.98	49.08	0.27	32.93	169.17	27.50	35.29
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	18.000	18.750	14.405	0.00	2.27	7.72	71.03	0.43	25.00	233.16	25.03	25.00
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	12.770	17.200	9.400	3.82	-0.51	6.82	55.00	0.39	27.17	187.24	22.92	22.89
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	14.750	26.500	14.500	-4.53	-17.51	8.54	125.80	0.41	29.50	172.72	11.73	43.61
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	11.470	13.240	10.250	2.87	-0.26	7.91	28.32	0.22	40.96	145.09	40.50	41.78
OFFO	Osage Federal Financial (MHC)	OK	OTC BB	13.000	15.050	10.400	-2.99	-13.33	6.17	40.24	0.28	54.17	210.70	31.64	54.17
ABBC	Abington Community Bncp (MHC)	PA	NASDAQ	11.410	13.750	10.300	-2.14	-14.66	7.50	47.14	0.05	NA	152.08	24.20	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	29.900	33.000	28.000	0.00	-3.55	15.99	74.56	1.30	NM	186.99	40.11	33.49
FFCO	FedFirst Financial Corp. (MHC)	PA	NASDAQ	9.000	9.560	8.350	2.27	NA	NA	NA	0.00	NA	NA	NA	NA
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	23.250	41.500	21.500	-0.73	-21.45	9.99	112.70	0.36	43.87	232.62	20.63	43.72
NPEN	North Penn Bancorp Inc. (MHC)	PA	OTC BB	10.100	11.000	10.050	NA	NA	NA	NA	0.00	NA	NA	NA	NA
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	21.110	26.320	19.790	-0.05	-0.66	11.17	124.76	0.48	19.19	188.99	16.93	19.38
PBIP	Prudential Bncp Inc. PA (MHC)	PA	NASDAQ	10.900	11.050	8.500	13.54	NA	7.23	35.68	0.00	NA	150.79	30.55	NA
FSGB	First Federal of SC FSB (MHC)	SC	Pink Sheet	35.000	35.000	12.000	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
CZWI	Citizens Community Bncp (MHC)	WI	OTC BB	13.100	15.500	11.800	-4.73	-12.67	6.47	59.73	0.20	37.58	202.44	21.93	49.57
GFCJ	Guaranty Financial MHC	WI	Pink Sheet	155.000	190.000	131.000	0.65	-6.06	NA	NA	10.48	NA	NA	NA	NA
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			19.231	23.080	16.427	0.41	-4.92	9.37	77.09	0.52	35.06	176.93	25.25	40.03
	MEDIAN			13.000	15.500	11.000	0.00	-5.27	7.63	55.90	0.16	33.59	163.91	24.20	36.66
	HIGH			155.000	190.000	131.000	20.81	34.01	19.49	207.78	10.48	59.38	349.63	65.10	106.23
	LOW			8.650	9.560	7.200	-28.08	-21.45	5.35	27.57	0.00	19.19	110.47	8.66	19.38

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 22, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	615,881	92,703	88,149	0.74	0.76	4.99	5.11	03/31/04	NASDAQ	14,701,800	182.45
NVSL	Naugatuck Valley Finl (MHC)	CT	283,144	51,644	51,396	0.17	0.59	1.19	4.23	10/01/04	NASDAQ	7,604,375	79.09
NEBS	New England Bancshares (MHC)	CT	213,202	28,439	26,575	0.57	0.56	4.26	4.15	06/04/02	OTC BB	2,257,651	37.25
PBCT	People's Bank (MHC)	CT	10,857,300	1,216,300	1,107,100	1.05	0.96	9.52	8.66	07/06/88	NASDAQ	141,300,000	4,086.55
PSBH	PSB Holdings Inc. (MHC)	CT	331,705	51,813	51,813	0.35	0.60	3.17	5.39	10/05/04	NASDAQ	6,943,125	69.95
RCKB	Rockville Financial Inc. (MHC)	CT	923,517	68,244	67,174	NA	NA	NA	NA	05/23/05	NASDAQ	NA	232.44
SIFI	SI Financial Group Inc. (MHC)	CT	627,295	80,483	80,215	0.24	0.55	2.39	5.57	10/01/04	NASDAQ	12,563,750	131.92
ACFC	Atlantic Coast Fed Corp (MHC)	GA	674,240	99,518	96,487	0.58	0.59	5.37	5.42	10/05/04	NASDAQ	14,547,500	177.77
CHFN	Charter Financial Corp. (MHC)	GA	1,070,653	258,545	252,690	0.90	0.69	3.63	2.79	10/17/01	NASDAQ	19,603,674	691.81
WCFB	Webster City Fed Bncp (MHC)	IA	103,990	22,581	22,479	1.03	1.03	4.75	4.75	08/15/94	Pink Sheet	3,772,372	49.04
HOME	Home Federal Bancorp (MHC)	ID	643,430	101,942	101,942	0.76	NA	7.13	NA	12/07/04	NASDAQ	15,208,750	181.29
AJSB	AJS Bancorp Inc. (MHC)	IL	264,058	29,743	29,743	0.60	0.60	5.22	5.22	12/27/01	OTC BB	2,236,128	53.07
FFFS	First Fed Finl Srvcs (MHC)	IL	136,254	36,913	36,913	1.49	1.49	5.87	5.87	06/29/04	NASDAQ	3,920,060	52.92
JXSB	Jacksonville Bancorp (MHC)	IL	253,260	19,616	16,630	0.34	0.33	4.35	4.29	04/21/95	NASDAQ	1,967,027	25.75
MSVB	Mid-Southern Savings Bank(MHC)	IN	149,813	15,469	15,469	0.60	0.76	6.13	7.70	04/09/98	OTC BB	1,465,138	32.97
CFFN	Capitol Federal Finl (MHC)	KS	8,498,764	857,656	857,656	-0.99	-0.99	-9.60	-9.60	04/01/99	NASDAQ	74,415,482	2,503.41
KFFB	Kentucky First Federal (MHC)	KY	278,178	65,495	50,052	0.63	NA	2.79	NA	03/03/05	NASDAQ	8,596,250	94.56
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	108,072	31,090	31,090	NA	NA	NA	NA	01/21/05	OTC BB	3,558,958	34.34
MDNB	Minden Bancorp Inc (MHC)	LA	110,129	18,472	18,472	1.29	1.29	7.62	7.62	07/02/02	OTC BB	1,396,611	28.02
GTWN	Georgetown Bancorp Inc. (MHC)	MA	155,249	19,157	19,157	NA	NA	NA	NA	01/06/05	OTC BB	2,777,250	25.80
SERC	Service Bancorp Inc. (MHC)	MA	341,168	26,271	26,271	0.59	0.56	7.39	7.08	10/08/98	OTC BB	1,661,985	41.86
WFSM	Westborough Finl Services(MHC)	MA	275,329	28,492	28,492	0.44	0.40	4.05	3.71	02/16/00	OTC BB	1,593,974	39.69
WFD	Westfield Financial Inc. (MHC)	MA	799,687	118,767	118,767	0.78	0.75	5.25	5.03	12/28/01	AMEX	9,954,512	234.23
BCSB	BCSB Bankcorp Inc. (MHC)	MD	790,367	41,570	38,948	0.09	0.11	1.60	2.02	07/08/98	NASDAQ	5,901,048	82.02
BVFL	BV Financial Inc. (MHC)	MD	115,279	18,288	NA	NA	NA	NA	NA	01/14/05	OTC BB	2,645,000	22.88
SFBI	SFSB Inc. (MHC)	MD	153,410	22,693	22,693	NA	NA	NA	NA	12/31/04	OTC BB	2,975,625	27.82
LBTM	Liberty Savings Bank (MHC)	MO	228,565	20,480	20,480	0.49	0.48	5.23	5.17	08/23/93	OTC BB	1,354,776	35.97
EBMT	Eagle Bancorp (MHC)	MT	198,191	21,521	21,521	0.84	0.82	7.10	6.91	04/05/00	OTC BB	1,103,972	33.12
ASFE	AF Financial Group (MHC)	NC	218,132	12,855	11,207	0.24	0.24	4.10	4.10	10/07/96	OTC BB	1,049,835	18.90
WAKE	Wake Forest Bancshares (MHC)	NC	95,715	16,975	16,975	1.42	1.42	7.82	7.82	04/03/96	OTC BB	1,155,967	24.60
MNCK	Monadnock Community Bncp (MHC)	NH	75,686	5,026	4,771	-0.04	-0.10	-0.52	-1.24	06/29/04	OTC BB	939,631	8.79
ASBH	ASB Holding Co (MHC)	NJ	440,954	38,811	38,811	0.55	0.55	6.03	6.03	10/03/03	OTC BB	5,554,500	135.70

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 22, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	841,877	203,173	203,173	0.67	0.67	2.62	2.63	03/04/04	NASDAQ	30,530,470	322.34
KRNY	Kearny Financial Corp (MHC)	NJ	2,045,995	501,466	417,480	NA	NA	NA	NA	02/24/05	NASDAQ	72,737,500	856.12
LPBC	Lincoln Park Bancorp (MHC)	NJ	86,793	12,926	12,926	0.47	0.47	4.68	4.68	12/20/04	OTC BB	1,851,500	17.87
OSHC	Ocean Shore Holding Co. (MHC)	NJ	532,042	59,977	59,977	NA	NA	NA	NA	12/22/04	NASDAQ	8,762,742	92.53
WAWL	Wawel Savings Bank (MHC)	NJ	75,170	13,960	13,960	1.39	1.39	7.74	7.74	04/01/04	OTC BB	2,103,473	21.14
ALMG	Alamogordo Finl Corp. (MHC)	NM	156,774	27,594	27,594	0.39	0.38	2.20	2.12	05/16/00	OTC BB	NA	48.43
BFSB	Brooklyn Federal Bancorp (MHC)	NY	372,797	38,394	38,394	NA	NA	NA	NA	04/06/05	NASDAQ	NA	142.04
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	134,351	15,925	15,925	0.24	0.24	2.19	2.19	10/21/03	OTC BB	2,510,613	23.85
GOV	Gouverneur Bancorp (MHC)	NY	112,115	18,227	18,227	0.88	0.82	5.09	4.75	03/23/99	AMEX	2,284,234	30.84
GCBC	Greene County Bncp Inc. (MHC)	NY	293,292	31,484	31,484	1.06	1.06	9.84	9.84	12/30/98	NASDAQ	4,129,406	74.33
ONFC	Oneida Financial Corp. (MHC)	NY	422,447	51,700	38,459	0.83	0.98	6.94	8.20	12/30/98	NASDAQ	7,680,331	96.71
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	308,616	20,954	16,543	0.40	0.27	5.69	3.83	11/16/95	NASDAQ	2,453,132	36.18
CHEV	Cheviot Financial (MHC)	OH	280,916	78,414	78,414	0.96	0.96	3.68	3.68	01/06/04	NASDAQ	9,918,751	113.77
OFFO	Osage Federal Financial (MHC)	OK	91,803	13,785	13,785	0.62	0.62	4.03	4.03	04/01/04	OTC BB	2,281,313	29.66
ABBC	Abington Community Bncp (MHC)	PA	748,130	119,066	119,066	0.71	0.71	6.25	6.25	12/17/04	NASDAQ	15,870,000	181.08
EKFC	Eureka Financial Corp (MHC)	PA	91,492	19,624	19,624	0.44	1.29	2.03	5.90	01/07/99	OTC BB	1,227,093	36.69
FFCO	FedFirst Financial Corp. (MHC)	PA	310,826	19,770	18,690	NA	NA	NA	NA	04/07/05	NASDAQ	NA	59.51
ALLB	Greater Delaware Valley (MHC)	PA	387,846	34,396	34,396	0.47	0.48	5.15	5.17	03/03/95	NASDAQ	3,441,383	80.01
NPEN	North Penn Bancorp Inc. (MHC)	PA	90,489	7,708	7,708	NA	NA	NA	NA	06/02/05	OTC BB	NA	14.58
NWSB	Northwest Bancorp Inc. (MHC)	PA	6,340,950	567,891	412,871	0.88	0.87	10.03	9.93	11/07/94	NASDAQ	50,824,417	1072.92
PBIP	Prudential Bncp Inc. PA (MHC)	PA	448,297	90,817	90,817	NA	NA	NA	NA	03/30/05	NASDAQ	12,563,750	136.94
FSGB	First Federal of SC FSB (MHC)	SC	96,597	9,403	9,345	0.52	0.51	5.36	5.26	11/14/94	Pink Sheet	NA	35.09
CZWI	Citizens Community Bncp (MHC)	WI	178,110	19,297	18,961	0.65	0.50	5.37	4.10	03/30/04	OTC BB	2,982,000	39.50
GFCJ	Guaranty Financial MHC	WI	1,896,750	155,714	154,994	0.75	NA	9.13	NA	06/21/93	Pink Sheet	NA	288.15
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		828,127	101,236	95,326	0.44	0.37	3.88	3.26			12,426,099	237.97
	MEDIAN		279,547	30,417	31,090	0.60	0.60	5.15	5.14			3,558,958.00	53.00
	HIGH		10,857,300	1,216,300	1,107,100	1.49	1.49	10.03	9.93			141,300,000	4,086.55
	LOW		75,170	5,026	4,771	-0.99	-0.99	-9.60	-9.60			939,631	8.79

EXHIBIT 38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR CO IA IL IN KS LA MN MO NE OH PA SD TX WA WI WY
IPO Date: <= 03/31/04
Asset size: <=400,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	EQUITABLE FINANCIAL CORP.		**-**	**145,171**	**8.49**	**2.61**	**53.73**	**83.89**	**86.50**	**19.73**	**9.76**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	< 400,000	< 20.00	< 15.00	30.00 - 70.00	60.00 - 90.00	70.00 - 90.00	< 35.00	7.00 - 15.00
GLBP	Globe Bancorp Inc.	LA	07/10/01	29,723	9.90	4.82	80.28	84.21	89.03	11.23	19.16
HBBI	Home Building Bancorp	IN	02/08/95	56,930	31.32	0.79	41.62	65.30	66.08	18.88	11.39
WFBS	Washington Fed Bank for Svgs	IL	03/01/95	62,872	4.63	0.16	64.58	91.36	91.51	16.94	8.52
HWEN	Home Financial Bancorp	IN	07/02/96	70,038	NA	1.65	54.32	78.03	79.68	24.99	10.24
REDW	Redwood Financial Inc.	MN	07/10/95	72,410	22.17	7.66	35.10	64.99	72.65	13.87	12.20
RSVI	RSV Bancorp Inc.	PA	04/08/02	73,736	29.98	16.80	35.15	51.25	68.05	5.78	13.20
CRZY	Crazy Woman Creek Bancorp	WY	03/29/96	87,416	18.55	3.06	28.73	70.30	73.36	21.76	9.82
CCFC	CCSB Financial Corp.	MO	01/09/03	93,958	7.06	13.82	43.44	70.56	84.39	14.81	15.44
FPBF	FPB Financial Corp.	LA	07/01/99	95,274	11.80	0.40	64.34	82.58	82.99	27.63	7.59
IDVB	Indian Village Bancorp Inc.	OH	07/02/99	97,338	NA	14.26	45.03	61.37	75.63	27.54	8.21
FNFI	First Niles Financial Inc.	OH	10/27/98	98,241	37.50	16.32	32.76	44.40	60.72	20.87	16.20
BAFI	BancAffiliated Inc.	TX	06/01/01	101,038	6.15	29.02	5.85	60.24	89.25	38.28	7.51
HZFS	Horizon Financial Svcs Corp.	IA	06/30/94	107,992	5.93	6.18	38.78	82.77	88.94	11.95	11.10
PEKS	Progressive Bancorp Inc.	IL	10/06/92	113,486	13.53	11.52	28.04	69.35	80.86	12.16	8.85
CIBI	Community Investors Bancorp	OH	02/07/95	122,762	16.05	0.71	61.05	80.31	81.02	20.96	10.60
ESDF	East Side Financial Inc.	IL	11/01/91	124,531	47.60	0.26	10.08	46.07	46.32	2.41	9.74
PBNC	PFS Bancorp Inc.	IN	10/12/01	133,700	8.92	0.00	63.03	89.94	89.94	16.08	15.32
LXMO	Lexington B&L Financial Corp.	MO	06/06/96	134,226	14.60	10.38	34.46	69.12	79.50	9.90	10.34
HSTD	Homestead Bancorp Inc.	LA	07/20/98	134,317	9.60	49.21	28.44	36.85	86.06	44.40	9.02

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR CO IA IL IN KS LA MN MO NE OH PA SD TX WA WI WY
IPO Date: <= 03/31/04
Asset size: <=400,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	EQUITABLE FINANCIAL CORP.		**-**	**145,171**	**8.49**	**2.61**	**53.73**	**83.89**	**86.50**	**19.73**	**9.76**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	< 400,000	< 20.00	< 15.00	30.00 - 70.00	60.00 - 90.00	70.00 - 90.00	< 35.00	7.00 - 15.00
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,114	9.00	0.00	66.15	88.67	88.67	22.83	12.97
FFDF	FFD Financial Corp.	OH	04/03/96	139,705	9.72	0.54	39.81	87.65	88.19	8.94	12.20
MCPH	Midland Capital Holdings Corp.	IL	06/30/93	141,028	17.73	11.60	66.00	68.35	79.95	0.00	8.69
AFBA	Allied First Bancorp Inc.	IL	12/31/01	146,076	3.33	10.36	63.77	84.64	95.00	24.80	6.92
CSFC	City Savings Financial Corp.	IN	12/28/01	152,849	12.28	0.44	35.88	81.44	81.88	20.46	7.79
GCFC	Central Federal Corp.	OH	12/30/98	152,861	9.40	5.58	32.60	76.24	81.82	13.77	12.69
HCFC	Home City Financial Corp.	OH	12/30/96	153,973	8.78	1.11	44.29	85.17	86.28	22.04	8.37
GTPS	Great American Bancorp	IL	06/30/95	159,771	16.41	2.14	41.37	76.38	78.51	9.39	11.07
AMFC	AMB Financial Corp.	IN	04/01/96	160,263	8.40	1.43	58.27	82.56	83.98	16.58	8.32
HLFC	Home Loan Financial Corp.	OH	03/26/98	160,342	7.44	6.03	56.52	82.32	88.35	28.82	14.21
LOGN	Logansport Financial Corp.	IN	06/14/95	161,550	19.55	6.43	31.03	69.28	75.72	20.28	10.42
FFSL	First Independence Corp.	KS	10/08/93	170,621	21.31	5.08	44.66	69.78	74.86	27.45	8.68
ASBP	ASB Financial Corp.	OH	05/11/95	176,507	9.89	6.39	46.35	80.19	86.59	9.21	10.65
POHF	Peoples Ohio Financial	OH	12/18/89	189,946	6.23	1.80	55.07	86.75	88.56	21.54	13.09
GSLA	GS Financial Corp.	LA	04/01/97	191,013	37.96	12.82	23.57	46.99	59.80	19.77	14.90
HCBC	High Country Bancorp Inc.	CO	12/10/97	198,836	4.91	5.45	40.84	82.10	87.55	21.58	8.49
FDLB	Fidelity Federal Bancorp	IN	08/31/87	200,558	4.11	32.50	27.35	55.23	87.74	27.20	8.11
BRBI	Blue River Bancshares Inc.	IN	06/24/98	207,610	NA	NA	NA	74.06	NA	9.22	7.53
FBTC	First BancTrust Corp.	IL	04/19/01	229,484	14.83	28.58	16.43	51.84	80.41	17.65	11.89

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR CO IA IL IN KS LA MN MO NE OH PA SD TX WA WI WY
IPO Date: <= 03/31/04
Asset size: <=400,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	EQUITABLE FINANCIAL CORP.		-	**145,171**	**8.49**	**2.61**	**53.73**	**83.89**	**86.50**	**19.73**	**9.76**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	< 400,000	< 20.00	< 15.00	30.00 - 70.00	60.00 - 90.00	70.00 - 90.00	< 35.00	7.00 - 15.00
NIDB	Northeast Indiana Bancorp	IN	06/28/95	232,611	14.38	5.44	45.41	75.14	80.58	30.97	11.18
HFSK	HFS Bank FSB	IN	10/02/85	235,703	18.41	2.15	53.30	75.35	77.51	29.92	8.60
WEFP	Wells Financial Corp.	MN	04/11/95	239,395	3.99	4.65	31.48	87.35	92.00	17.39	11.11
ETFS	East Texas Financial Services	TX	01/10/95	247,387	5.99	35.69	32.77	51.03	86.72	45.38	8.26
FBSI	First Bancshares Inc.	MO	12/22/93	251,138	25.32	3.65	35.38	64.17	67.82	11.68	10.91
FFWC	FFW Corp.	IN	04/05/93	258,343	NA	11.42	35.22	62.12	73.54	22.18	9.01
PFED	Park Bancorp Inc.	IL	08/12/96	261,045	18.24	14.09	36.56	62.08	76.18	25.09	11.77
UCBC	Union Community Bancorp	IN	12/29/97	261,314	7.36	0.06	57.03	85.31	85.36	14.50	12.88
FFHS	First Franklin Corp.	OH	01/26/88	272,344	14.06	4.95	50.82	76.46	81.40	10.07	8.75
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	283,074	16.48	11.38	30.19	66.84	78.22	16.84	10.31
RIVR	River Valley Bancorp	IN	12/20/96	301,850	18.29	0.04	32.09	76.50	76.54	33.07	7.45
NTNY	Nittany Financial Corp.	PA	10/23/98	306,908	14.12	4.36	43.94	78.90	83.26	9.58	7.53
BPLS	BankPlus FSB	IL	07/10/91	307,315	2.58	28.94	51.91	65.11	94.05	13.34	7.09
LARL	Laurel Capital Group Inc.	PA	02/20/87	307,742	23.55	5.55	61.85	66.13	71.68	7.02	8.87
HMKF	Hemlock Federal Financial Corp	IL	04/02/97	310,834	22.35	25.29	38.75	44.42	69.71	25.38	6.92
FFBI	First Federal Bancshares Inc.	IL	09/28/00	319,819	26.88	24.77	26.32	45.66	70.43	4.27	7.29
PFOH	Perpetual Federal Savings Bank	OH	04/19/91	359,050	9.53	0.00	27.21	88.86	88.86	10.80	14.55
LSBI	LSB Financial Corp.	IN	02/03/95	366,050	6.49	0.31	43.76	88.98	89.29	18.25	8.54

EXHIBIT 39

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: AR CO IA IL IN KS LA MN MO NE OH PA SD TX WA WI WY
IPO Date: <= 03/31/04
Asset size: <=400,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1] NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	EQUITABLE FINANCIAL CORP.		**-**	**145,171**	**0.28**	**2.93**	**2.84**	**2.95**	**0.41**	**0.02**	**0.00**	**0.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 400,000	0.20 - 0.75	1.00 - 8.00	2.25 - 3.75	2.00 - 3.75	< 0.75	< 1.00	< 0.50	> 0.30
GLBP	Globe Bancorp Inc.	LA	07/10/01	29,723	0.64	3.46	3.22	2.25	0.01	0.00	0.00	0.34
HBBI	Home Building Bancorp	IN	02/08/95	56,930	0.58	5.05	3.31	2.27	0.01	0.75	0.07	0.49
WFBS	Washington Fed Bank for Svgs	IL	03/01/95	62,872	NA	NA	NA	NA	NA	0.42	0.00	0.22
HWEN	Home Financial Bancorp	IN	07/02/96	70,038	0.66	6.07	5.42	4.17	0.39	2.75	0.81	0.56
REDW	Redwood Financial Inc.	MN	07/10/95	72,410	0.35	2.93	3.56	3.04	0.56	0.55	0.36	0.54
RSVI	RSV Bancorp Inc.	PA	04/08/02	73,736	0.57	3.90	2.88	2.10	0.52	2.83	0.00	0.28
CRZY	Crazy Woman Creek Bancorp	WY	03/29/96	87,416	-0.13	-1.11	2.02	3.35	0.62	0.13	0.00	0.54
CCFC	CCSB Financial Corp.	MO	01/09/03	93,958	0.06	0.37	3.43	3.39	0.36	0.03	0.00	0.35
FPBF	FPB Financial Corp.	LA	07/01/99	95,274	0.41	5.41	2.66	2.34	0.46	0.25	0.00	0.34
IDVB	Indian Village Bancorp Inc.	OH	07/02/99	97,338	NA	NA	2.43	2.00	NA	0.21	0.09	0.27
FNFI	First Niles Financial Inc.	OH	10/27/98	98,241	0.86	5.28	3.00	1.74	0.30	0.81	0.05	0.76
BAFI	BancAffiliated Inc.	TX	06/01/01	101,038	0.95	14.30	4.01	2.37	0.15	0.19	0.19	0.65
HZFS	Horizon Financial Svcs Corp.	IA	06/30/94	107,992	0.97	8.49	4.54	3.25	0.86	NA	0.10	0.64
PEKS	Progressive Bancorp Inc.	IL	10/06/92	113,486	0.52	6.12	3.04	2.69	0.73	0.73	0.01	0.54
CIBI	Community Investors Bancorp	OH	02/07/95	122,762	0.74	6.77	3.39	2.49	0.45	0.94	0.05	0.52
ESDF	East Side Financial Inc.	IL	11/01/91	124,531	NA	NA	NA	NA	NA	0.93	0.00	0.22
PBNC	PFS Bancorp Inc.	IN	10/12/01	133,700	0.68	3.50	3.16	2.32	0.41	NA	0.00	0.64

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: AR CO IA IL IN KS LA MN MO NE OH PA SD TX WA WI WY
IPO Date: <= 03/31/04
Asset size: <=400,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1] NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	EQUITABLE FINANCIAL CORP.		-	**145,171**	**0.28**	**2.93**	**2.84**	**2.95**	**0.41**	**0.02**	**0.00**	**0.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 400,000	0.20 - 0.75	1.00 - 8.00	2.25 - 3.75	2.00 - 3.75	< 0.75	< 1.00	< 0.50	> 0.30
LXMO	Lexington B&L Financial Corp.	MO	06/06/96	134,226	0.67	6.54	3.04	2.23	0.52	0.91	0.00	0.69
HSTD	Homestead Bancorp Inc.	LA	07/20/98	134,317	0.23	2.50	1.97	1.80	0.29	0.75	0.08	0.24
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,114	0.74	5.71	3.44	2.25	0.10	0.96	0.14	0.59
FFDF	FFD Financial Corp.	OH	04/03/96	139,705	0.57	4.65	3.28	2.66	0.43	0.41	0.00	0.49
MCPH	Midland Capital Holdings Corp.	IL	06/30/93	141,028	0.61	7.61	3.51	2.98	0.59	0.21	0.00	0.32
AFBA	Allied First Bancorp Inc.	IL	12/31/01	146,076	0.14	1.80	2.71	3.35	1.02	NA	0.00	0.43
CSFC	City Savings Financial Corp.	IN	12/28/01	152,849	0.28	3.43	3.38	2.63	0.56	3.69	0.57	1.51
GCFC	Central Federal Corp.	OH	12/30/98	152,861	-0.93	-7.15	3.20	4.31	0.49	0.43	0.08	0.73
HCFC	Home City Financial Corp.	OH	12/30/96	153,973	0.45	5.61	3.01	2.21	0.16	0.20	0.16	0.55
GTPS	Great American Bancorp	IL	06/30/95	159,771	0.90	8.27	4.03	4.13	1.88	0.20	0.34	0.75
AMFC	AMB Financial Corp.	IN	04/01/96	160,263	0.49	5.74	3.22	2.76	0.71	0.92	0.00	0.54
HLFC	Home Loan Financial Corp.	OH	03/26/98	160,342	0.90	6.36	3.93	2.46	0.59	1.92	0.22	0.25
LOGN	Logansport Financial Corp.	IN	06/14/95	161,550	0.75	7.11	2.60	1.57	0.23	0.88	0.06	1.00
FFSL	First Independence Corp.	KS	10/08/93	170,621	0.77	8.29	3.15	2.15	0.33	1.55	0.56	0.46
ASBP	ASB Financial Corp.	OH	05/11/95	176,507	1.21	11.39	3.70	2.21	0.43	0.57	0.00	0.61
POHF	Peoples Ohio Financial	OH	12/18/89	189,946	0.82	6.49	3.84	3.33	1.11	0.36	0.00	0.34
GSLA	GS Financial Corp.	LA	04/01/97	191,013	0.38	2.67	2.87	2.17	-0.35	0.48	0.00	0.48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: AR CO IA IL IN KS LA MN MO NE OH PA SD TX WA WI WY
IPO Date: <= 03/31/04
Asset size: <=400,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	EQUITABLE FINANCIAL CORP.		-	**145,171**	**0.28**	**2.93**	**2.84**	**2.95**	**0.41**	**0.02**	**0.00**	**0.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 400,000	0.20 - 0.75	1.00 - 8.00	2.25 - 3.75	2.00 - 3.75	< 0.75	< 1.00	< 0.50	> 0.30
HCBC	High Country Bancorp Inc.	CO	12/10/97	198,836	0.59	6.85	3.80	3.00	0.81	2.44	0.84	0.67
FDLB	Fidelity Federal Bancorp	IN	08/31/87	200,558	0.23	2.89	2.51	3.12	1.24	0.66	0.16	0.38
BRBI	Blue River Bancshares Inc.	IN	06/24/98	207,610	0.01	0.18	3.17	3.20	0.53	1.80	NA	0.95
FBTC	First BancTrust Corp.	IL	04/19/01	229,484	0.55	4.64	3.53	3.74	1.43	0.81	0.05	1.01
NIDB	Northeast Indiana Bancorp	IN	06/28/95	232,611	0.63	5.54	2.94	2.45	0.38	0.73	0.09	0.59
HFSK	HFS Bank FSB	IN	10/02/85	235,703	0.66	7.77	2.60	1.97	0.58	NA	0.17	0.50
WEFP	Wells Financial Corp.	MN	04/11/95	239,395	0.75	6.03	3.92	3.78	1.56	0.34	0.04	0.39
ETFS	East Texas Financial Services	TX	01/10/95	247,387	0.15	1.79	2.66	2.26	0.44	0.96	0.01	0.20
FBSI	First Bancshares Inc.	MO	12/22/93	251,138	0.95	8.87	3.40	2.88	0.22	NA	0.14	0.44
FFWC	FFW Corp.	IN	04/05/93	258,343	0.68	7.22	3.00	2.28	0.05	0.66	0.37	1.00
PFED	Park Bancorp Inc.	IL	08/12/96	261,045	0.51	4.45	3.18	2.22	0.30	0.98	0.03	0.53
UCBC	Union Community Bancorp	IN	12/29/97	261,314	0.66	5.03	3.12	2.24	0.30	0.89	0.38	0.37
FFHS	First Franklin Corp.	OH	01/26/88	272,344	0.18	2.05	2.33	2.19	0.40	1.22	0.00	0.54
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	283,074	0.21	1.95	2.94	2.83	0.54	0.06	0.01	0.37
RIVR	River Valley Bancorp	IN	12/20/96	301,850	0.82	9.96	3.04	2.37	0.82	NA	0.00	0.76
NTNY	Nittany Financial Corp.	PA	10/23/98	306,908	1.10	18.30	3.28	2.54	1.12	NA	0.00	0.74
BPLS	BankPlus FSB	IL	07/10/91	307,315	0.40	6.03	2.49	2.11	0.39	0.17	0.09	0.16

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: AR CO IA IL IN KS LA MN MO NE OH PA SD TX WA WI WY
IPO Date: <= 03/31/04
Asset size: <=400,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	EQUITABLE FINANCIAL CORP.		**-**	**145,171**	**0.28**	**2.93**	**2.84**	**2.95**	**0.41**	**0.02**	**0.00**	**0.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 400,000	0.20 - 0.75	1.00 - 8.00	2.25 - 3.75	2.00 - 3.75	< 0.75	< 1.00	< 0.50	> 0.30
LARL	Laurel Capital Group Inc.	PA	02/20/87	307,742	0.62	6.94	2.52	1.98	0.47	0.31	0.11	0.65
HMKF	Hemlock Federal Financial Corp	IL	04/02/97	310,834	0.41	5.91	2.34	2.08	0.64	0.09	0.00	0.31
FFBI	First Federal Bancshares Inc.	IL	09/28/00	319,819	0.43	5.24	2.62	2.18	0.33	NA	0.04	0.29
PFOH	Perpetual Federal Savings Bank	OH	04/19/91	359,050	1.52	10.02	3.25	0.98	0.01	NA	0.38	0.94
LSBI	LSB Financial Corp.	IN	02/03/95	366,050	0.94	11.08	3.30	2.20	0.60	2.33	0.35	0.61

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 40

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	EQUITABLE FINANCIAL CORP.		-	**145,171**	**8.49**	**2.61**	**53.73**	**83.89**	**86.50**	**19.73**	**9.76**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	< 400,000	< 20.00	< 15.00	30.00 - 70.00	60.00 - 90.00	70.00 - 90.00	< 35.00	7.00 - 15.00
CIBI	Community Investors Bancorp	OH	02/07/95	122,762	16.05	0.71	61.05	80.31	81.02	20.96	10.60
LXMO	Lexington B&L Financial Corp.	MO	06/06/96	134,226	14.60	10.38	34.46	69.12	79.50	9.90	10.34
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,114	9.00	0.00	66.15	88.67	88.67	22.83	12.97
FFDF	FFD Financial Corp.	OH	04/03/96	139,705	9.72	0.54	39.81	87.65	88.19	8.94	12.20
MCPH	Midland Capital Holdings Corp.	IL	06/30/93	141,028	17.73	11.60	66.00	68.35	79.95	0.00	8.69
HCFC	Home City Financial Corp.	OH	12/30/96	153,973	8.78	1.11	44.29	85.17	86.28	22.04	8.37
AMFC	AMB Financial Corp.	IN	04/01/96	160,263	8.40	1.43	58.27	82.56	83.98	16.58	8.32
PFED	Park Bancorp Inc.	IL	08/12/96	261,045	18.24	14.09	36.56	62.08	76.18	25.09	11.77
UCBC	Union Community Bancorp	IN	12/29/97	261,314	7.36	0.06	57.03	85.31	85.36	14.50	12.88
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	283,074	16.48	11.38	30.19	66.84	78.22	16.84	10.31
		AVERAGE		179,350	12.64	5.13	49.38	77.61	82.73	15.77	10.64
		MEDIAN		147,501	12.16	1.27	50.66	81.43	82.50	16.71	10.47
		HIGH		283,074	18.24	14.09	66.15	88.67	88.67	25.09	12.97
		LOW		122,762	7.36	0.00	30.19	62.08	76.18	0.00	8.32

EXHIBIT 41

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1] NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	EQUITABLE FINANCIAL CORP.		**-**	**145,171**	**0.28**	**2.93**	**2.84**	**2.95**	**0.41**	**0.02**	**0.00**	**0.53**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 400,000	0.20 - 0.75	1.00 - 8.00	2.25 - 3.75	2.00 - 3.75	< 0.75	< 1.00	< 0.50	> 0.30
CIBI	Community Investors Bancorp	OH	02/07/95	122,762	0.74	6.77	3.39	2.49	0.45	0.94	0.05	0.52
LXMO	Lexington B&L Financial Corp.	MO	06/06/96	134,226	0.67	6.54	3.04	2.23	0.52	0.91	0.00	0.69
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,114	0.74	5.71	3.44	2.25	0.10	0.96	0.14	0.59
FFDF	FFD Financial Corp.	OH	04/03/96	139,705	0.57	4.65	3.28	2.66	0.43	0.41	0.00	0.49
MCPH	Midland Capital Holdings Corp.	IL	06/30/93	141,028	0.61	7.61	3.51	2.98	0.59	0.21	0.00	0.32
HCFC	Home City Financial Corp.	OH	12/30/96	153,973	0.45	5.61	3.01	2.21	0.16	0.20	0.16	0.55
AMFC	AMB Financial Corp.	IN	04/01/96	160,263	0.49	5.74	3.22	2.76	0.71	0.92	0.00	0.54
PFED	Park Bancorp Inc.	IL	08/12/96	261,045	0.51	4.45	3.18	2.22	0.30	0.98	0.03	0.53
UCBC	Union Community Bancorp	IN	12/29/97	261,314	0.66	5.03	3.12	2.24	0.30	0.89	0.38	0.37
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	283,074	0.21	1.95	2.94	2.83	0.54	0.06	0.01	0.37
		AVERAGE		179,350	0.57	5.41	3.21	2.49	0.41	0.65	0.08	0.50
		MEDIAN		147,501	0.59	5.66	3.20	2.37	0.44	0.90	0.02	0.53
		HIGH		283,074	0.74	7.61	3.51	2.98	0.71	0.98	0.38	0.69
		LOW		122,762	0.21	1.95	2.94	2.21	0.10	0.06	0.00	0.32

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

EXHIBIT 42

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	EQUITABLE FINANCIAL CORP.	**Grand Island**	**NE**	**2**	**-**	**-**	**145,171**	**139,788**	**121,784**	**0**	**100,590**	**14,173**
COMPARABLE GROUP												
AMFC	AMB Financial Corp.	Munster	IN	3	OTC BB	04/01/96	160,263	142,087	132,309	0	116,041	13,339
CIBI	Community Investors Bancorp, Inc.	Bucyrus	OH	4	NASDAQ	02/07/95	122,762	112,775	98,585	0	83,520	13,007
FFDF	FFD Financial Corporation	Dover	OH	3	NASDAQ	04/03/96	139,705	130,699	122,451	0	109,312	17,038
FBEI	First Bancorp of Indiana, Inc.	Evansville	IN	7	NASDAQ	04/07/99	283,074	259,587	189,203	1,968	201,560	29,196
HCFC	Home City Financial Corporation	Springfield	OH	2	NASDAQ	12/30/96	153,973	144,518	131,140	271	106,084	12,886
LXMO	Lexington B&L Financial Corp.	Lexington	MO	4	OTC BB	06/06/96	134,226	130,455	92,777	789	106,173	13,875
MCPH	Midland Capital Holdings Corporation	Bridgeview	IL	4	OTC BB	06/30/93	141,028	137,604	96,389	0	127,466	12,255
PFED	Park Bancorp, Inc.	Chicago	IL	4	NASDAQ	08/12/96	261,045	238,307	162,068	0	161,931	30,734
PSFC	Peoples-Sidney Financial Corporation	Sidney	OH	4	NASDAQ	04/28/97	136,114	130,175	120,694	0	87,109	17,651
UCBC	Union Community Bancorp	Crawfordsville	IN	6	NASDAQ	12/29/97	261,314	236,361	222,914	2,692	187,634	33,656
	Average			4.1			179,350	166,257	136,853	572	128,683	19,364
	Median			4.0			147,501	139,846	126,796	0	112,677	15,457
	High			7.0			283,074	259,587	222,914	2,692	201,560	33,656
	Low			2.0			122,762	112,775	92,777	0	83,520	12,255

EXHIBIT 43

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

	Total Assets ($000)	As a Percent of Total Assets: Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT													
EQUITABLE FINANCIAL CORP.	**145,171**	**8.49**	**2.61**	**83.89**	**0.53**	**0.00**	**0.00**	**5.01**	**17.64**	**0.02**	**96.29**	**89.02**	**0.00**
COMPARABLE GROUP													
AMFC AMB Financial Corp.	160,263	8.40	1.43	82.56	0.54	0.00	0.00	7.09	19.89	0.92	85.79	84.76	0.00
CIBI Community Investors Bancorp	122,762	16.05	0.71	80.31	0.52	0.05	0.00	2.77	6.88	0.94	95.37	88.41	0.00
FFDF FFD Financial Corp.	139,705	9.72	0.54	87.65	0.49	0.00	0.00	2.09	31.52	0.41	94.01	85.51	0.00
FBEI First Bancorp of Indiana Inc.	283,074	6.48	21.38	66.84	0.37	0.01	0.70	4.60	4.33	0.06	70.67	65.16	0.00
HCFC Home City Financial Corp.	153,973	8.78	1.11	85.17	0.55	0.16	0.18	4.65	29.14	0.20	95.20	87.66	0.00
LXMO Lexington B&L Financial Corp.	134,226	14.60	10.38	69.12	0.69	0.00	0.59	5.31	18.71	0.91	94.84	79.38	0.00
MCPH Midland Capital Holdings Corp.	141,028	27.73	1.60	68.35	0.32	0.00	0.00	2.32	1.36	0.21	105.36	93.33	0.00
PFED Park Bancorp Inc.	261,045	18.24	14.09	62.08	0.53	0.03	0.00	5.55	22.03	0.98	97.42	90.28	0.00
PSFC Peoples-Sidney Financial Corp.	136,114	9.00	0.00	88.67	0.59	0.14	0.00	2.33	14.10	0.96	99.10	87.93	0.00
UCBC Union Community Bancorp	261,314	7.36	0.06	85.31	0.37	0.38	1.03	4.81	22.14	0.89	93.11	84.52	0.00
Average	179,350	12.64	5.13	77.61	0.50	0.08	0.25	4.15	17.01	0.65	93.09	84.69	0.00
Median	147,501	9.36	1.27	81.43	0.52	0.02	0.00	4.63	19.30	0.90	95.02	86.58	0.00
High	283,074	27.73	21.38	88.67	0.69	0.38	1.03	7.09	31.52	0.98	105.36	93.33	0.00
Low	122,762	6.48	0.00	62.08	0.32	0.00	0.00	2.09	1.36	0.06	70.67	65.16	0.00
ALL THRIFTS (221)													
Average	4,012,114	13.94	11.52	69.77	0.63	0.12	0.74	3.85	22.64	0.71	90.73	80.97	0.15
MIDWEST THRIFTS (93)													
Average	989,560	13.64	8.32	72.82	0.66	0.18	0.51	4.34	21.06	1.16	91.79	85.99	0.16
NEBRASKA THRIFTS (2)													
Average	6,713,031	6.41	5.46	81.73	0.88	0.08	1.70	4.38	33.55	0.61	91.28	82.47	0.26

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 44

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Tangible Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT															
	EQUITABLE FINANCIAL CORF	**130,999**	**14,173**	**62.29**	**19.73**	**1.21**	**0.00**	**9.76**	**0.29**	**9.48**	**9.76**	**9.48**	**9.48**	**9.48**	**15.92**
COMPARABLE GROUP															
AMFC	AMB Financial Corp.	146,924	13,339	72.41	16.58	2.69	0.00	8.32	(0.01)	5.11	8.32	8.32	8.93	9.02	15.44
CIBI	Community Investors Bancorp	109,755	13,007	68.03	20.96	0.41	0.00	10.60	(0.12)	6.63	10.60	10.60	10.53	10.53	20.72
FFDF	FFD Financial Corp.	122,667	17,038	78.24	8.94	0.62	0.00	12.20	(0.04)	7.17	12.20	12.20	11.65	11.67	16.98
FBEI	First Bancorp of Indiana Inc.	253,878	29,196	71.20	16.84	1.64	0.00	10.31	(0.25)	6.20	10.31	9.69	9.19	9.25	13.87
HCFC	Home City Financial Corp.	141,087	12,886	68.90	22.04	0.69	0.00	8.37	(0.11)	5.08	8.37	8.21	8.07	8.10	11.77
LXMO	Lexington B&L Financial Corp.	120,351	13,875	79.10	9.90	0.66	0.00	10.34	(0.20)	2.32	10.34	9.81	9.26	9.32	14.76
MCPH	Midland Capital Holdings Corp.	128,773	12,255	90.38	0.00	0.93	0.00	8.69	0.13	5.16	8.69	8.69	7.52	7.52	13.68
PFED	Park Bancorp Inc.	230,311	30,734	62.03	25.09	1.11	0.00	11.77	(0.11)	4.81	11.77	11.77	10.92	10.90	17.31
PSFC	Peoples-Sidney Financial Corp.	118,463	17,651	64.00	22.83	0.21	0.00	12.97	(0.07)	4.79	12.97	12.97	11.62	11.60	20.23
UCBC	Union Community Bancorp	227,658	33,656	71.80	14.50	0.82	0.00	12.88	(0.01)	0.33	12.88	11.97	11.23	11.32	17.32
	Average	159,987	19,364	72.61	15.77	0.98	0.00	10.64	(0.08)	4.76	10.65	10.42	9.89	9.92	16.21
	Median	134,930	15,457	71.50	16.71	0.76	0.00	10.47	(0.09)	5.09	10.47	10.21	9.90	9.93	16.21
	High	253,878	33,656	90.38	25.09	2.69	0.00	12.97	0.13	7.17	12.97	12.97	11.65	11.67	20.72
	Low	109,755	12,255	62.03	0.00	0.21	0.00	8.32	(0.25)	0.33	8.32	8.21	7.52	7.52	11.77
ALL THRIFTS (221)															
	Average	3,682,686	324,716	56.15	33.86	1.77	0.00	8.09	(0.03)	4.76	10.16	9.50	9.13	9.19	13.94
MIDWEST THRIFTS (93)															
	Average	903,911	85,505	63.90	25.44	2.01	0.00	8.64	(0.06)	4.87	10.25	9.78	9.15	9.31	12.85
NEBRASKA THRIFTS (2)															
	Average	6,190,173	522,858	63.62	26.90	1.70	0.00	7.79	(0.00)	2.22	8.30	6.71	7.17	7.33	10.24

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																
EQUITABLE FINANCIAL CORI	**7,701**	**3,718**	**3,983**	**(251)**	**0**	**600**	**0**	**0**	**4,292**	**0**	**552**	**140**	**412**	**0**	**412**	**412**
COMPARABLE GROUP																
AMFC AMB Financial Corp.	7,938	3,468	4,470	317	0	1,143	0	(14)	4,250	0	1,046	287	759	0	759	759
CIBI Community Investors Bancorp	6,359	2,404	3,955	129	814	557	0	0	3,025	0	1,381	468	913	0	913	898
FFDF FFD Financial Corp.	6,665	2,384	4,281	36	83	600	0	0	3,654	0	1,191	405	786	0	786	786
FBEI First Bancorp of Indiana Inc.	13,041	5,707	7,334	359	493	1,520	76	0	7,648	0	847	270	577	0	577	577
HCFC Home City Financial Corp.	8,809	4,345	4,464	230	404	236	32	0	3,433	0	1,043	336	707	0	707	703
LXMO Lexington B&L Financial Corp.	6,445	2,641	3,804	125	1,810	692	0	(2)	3,023	0	1,349	438	911	0	911	910
MCPH Midland Capital Holdings Corp.	6,335	1,375	4,960	15	0	836	0	0	4,421	0	1,360	451	909	0	909	909
PFED Park Bancorp Inc.	13,477	5,407	8,070	816	213	635	0	0	5,980	0	3,141	977	2,164	0	2,164	1,363
PSFC Peoples-Sidney Financial Corp.	7,734	3,156	4,578	82	0	131	0	24	3,052	0	1,574	572	1,002	0	1,002	1,002
UCBC Union Community Bancorp	13,912	6,344	7,568	53	23	789	79	0	5,826	0	2,364	722	1,642	0	1,642	1,716
Average	9,072	3,723	5,348	216	384	714	19	1	4,431	0	1,530	493	1,037	0	1,037	962
Median	7,836	3,312	4,524	127	148	664	0	0	3,952	0	1,355	445	910	0	910	904
High	13,912	6,344	8,070	816	1,810	1,520	79	24	7,648	0	3,141	977	2,164	0	2,164	1,716
Low	6,335	1,375	3,804	15	0	131	0	(14)	3,023	0	847	270	577	0	577	577
ALL THRIFTS (221)																
Average	177,949	72,100	104,465	3,599	13,709	46,944	1,121	56	84,205	752	61,646	22,344	38,617	50	38,667	40,264
MIDWEST THRIFTS (93)																
Average	50,488	22,663	27,584	1,482	20,322	10,054	263	11	23,785	194	11,252	3,817	7,435	0	7,435	8,461
NEBRASKA THRIFTS (2)																
Average	352,082	181,399	170,683	11,105	7,960	63,875	4,371	854	166,123	1,396	15,596	488	15,108	0	15,108	42,236

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 46

INCOME AND EXPENSE COMPARISON AS A PERCENTAGE OF AVERAGE ASSETS

TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
EQUITABLE FINANCIAL CORP.	**5.29**	**2.55**	**2.74**	**(0.17)**	**0.00**	**0.41**	**0.00**	**0.00**	**2.95**	**0.00**	**0.38**	**0.10**	**0.28**	**0.00**	**0.28**	**0.28**
COMPARABLE GROUP																
AMFC AMB Financial Corp.	5.16	2.25	2.91	0.21	0.00	0.74	0.00	(0.01)	2.76	0.00	0.68	0.19	0.49	0.00	0.49	0.49
CIBI Community Investors Bancorp	5.24	1.98	3.26	0.11	0.00	0.46	0.00	0.00	2.49	0.00	1.14	0.39	0.75	0.00	0.75	0.74
FFDF FFD Financial Corp.	4.85	1.74	3.12	0.03	0.00	0.44	0.00	0.00	2.66	0.00	0.87	0.29	0.57	0.00	0.57	0.57
FBEI First Bancorp of Indiana Inc.	4.83	2.11	2.71	0.13	0.00	0.56	0.03	0.00	2.83	0.00	0.31	0.10	0.21	0.00	0.21	0.21
HCFC Home City Financial Corp.	5.67	2.79	2.87	0.15	0.00	0.16	0.02	0.00	2.21	0.00	0.67	0.22	0.45	0.00	0.45	0.45
LXMO Lexington B&L Financial Corp.	4.75	1.95	2.80	0.09	0.00	0.51	0.00	(0.00)	2.23	0.00	0.99	0.32	0.67	0.00	0.67	0.67
MCPH Midland Capital Holdings Corp.	4.27	0.93	3.34	0.01	0.00	0.56	0.00	0.00	2.98	0.00	0.92	0.30	0.61	0.00	0.61	0.61
PFED Park Bancorp Inc.	5.01	2.01	3.00	0.30	0.06	0.29	0.00	0.00	2.22	0.00	1.17	0.36	0.80	0.00	0.80	0.51
PSFC Peoples-Sidney Financial Corp.	5.70	2.33	3.38	0.06	0.00	0.10	0.00	0.02	2.25	0.00	1.16	0.42	0.74	0.00	0.74	0.74
UCBC Union Community Bancorp	5.36	2.44	2.92	0.02	0.00	0.30	0.03	0.00	2.24	0.00	0.91	0.28	0.63	0.00	0.63	0.66
Average	5.08	2.05	3.03	0.11	0.01	0.41	0.01	0.00	2.49	0.00	0.88	0.29	0.59	0.00	0.59	0.57
Median	5.08	2.06	2.96	0.10	0.00	0.45	0.00	0.00	2.37	0.00	0.91	0.30	0.62	0.00	0.62	0.59
High	5.70	2.79	3.38	0.30	0.06	0.74	0.03	0.02	2.98	0.00	1.17	0.42	0.80	0.00	0.80	0.74
Low	4.27	0.93	2.71	0.01	0.00	0.10	0.00	(0.01)	2.21	0.00	0.31	0.10	0.21	0.00	0.21	0.21
ALL THRIFTS (221)																
Average	4.55	1.84	2.71	0.09	0.34	1.22	0.03	0.00	2.18	0.02	1.60	0.58	1.00	0.00	1.00	1.00
MIDWEST THRIFTS (93)																
Average	4.96	2.22	2.74	0.15	2.02	1.00	0.03	0.00	2.36	0.02	1.12	0.38	0.74	0.00	0.74	0.81
NEBRASKA THRIFTS (2)																
Average	4.95	2.55	2.40	0.16	0.11	0.90	0.06	0.01	2.33	0.02	0.22	0.01	0.21	0.00	0.21	0.59

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	EQUITABLE FINANCIAL CORP.	**5.50**	**2.86**	**2.63**	**2.84**	**0.28**	**0.28**	**2.93**	**2.93**
COMPARABLE GROUP									
AMFC	AMB Financial Corp.	5.65	2.49	3.16	3.22	0.49	0.49	5.74	5.74
CIBI	Community Investors Bancorp	5.45	2.30	3.16	3.39	0.75	0.74	6.89	6.77
FFDF	FFD Financial Corp.	5.24	2.16	3.08	3.28	0.57	0.57	4.65	4.65
FBEI	First Bancorp of Indiana Inc.	5.15	2.50	2.64	2.94	0.21	0.21	1.95	1.95
HCFC	Home City Financial Corp.	5.94	3.22	2.72	3.01	0.45	0.45	5.64	5.61
LXMO	Lexington B&L Financial Corp.	4.97	2.31	2.66	3.04	0.67	0.67	6.55	6.54
MCPH	Midland Capital Holdings Corp.	4.29	1.13	3.16	3.51	0.61	0.61	7.61	7.61
PFED	Park Bancorp Inc.	5.40	2.27	3.12	3.18	0.80	0.51	7.07	4.45
PSFC	Peoples-Sidney Financial Corp.	5.83	2.73	3.09	3.44	0.74	0.74	5.71	5.71
UCBC	Union Community Bancorp	5.68	2.88	2.79	3.12	0.63	0.66	4.81	5.03
	Average	5.36	2.40	2.96	3.21	0.59	0.57	5.66	5.41
	Median	5.42	2.40	3.09	3.20	0.62	0.59	5.73	5.66
	High	5.94	3.22	3.16	3.51	0.80	0.74	7.61	7.61
	Low	4.29	1.13	2.64	2.94	0.21	0.21	1.95	1.95
ALL THRIFTS (221)									
	Average	5.40	2.30	3.10	3.28	1.00	1.00	12.16	12.18
MIDWEST THRIFTS (93)									
	Average	5.41	2.44	2.97	3.19	0.74	0.81	8.22	9.03
NEBRASKA THRIFTS (2)									
	Average	5.34	2.64	2.70	2.91	0.21	0.59	2.91	8.14

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD				
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT										
	EQUITABLE FINANCIAL CORP.	**0.00**	**0.00**	**0.00**	**0.00**	**0.63**	**2,753.60**	**0.11**	**0.00**	**25.28**
COMPARABLE GROUP										
AMFC	AMB Financial Corp.	0	0.25	2.08	33.33	0.65	44.59	0.40	62.16	27.44
CIBI	Community Investors Bancorp	0	0.36	2.57	43.90	0.64	45.71	0.10	132.99	33.89
FFDF	FFD Financial Corp.	0	0.44	2.55	64.93	0.56	136.22	0.12	26.28	34.01
FBEI	First Bancorp of Indiana Inc.	0	0.59	3.04	151.28	0.56	661.25	0.20	104.36	31.88
HCFC	Home City Financial Corp.	0	0.44	2.75	51.16	0.64	274.92	0.32	56.23	32.21
LXMO	Lexington B&L Financial Corp.	0	0.60	1.30	41.10	0.99	76.29	0.03	480.77	32.47
MCPH	Midland Capital Holdings Corp.	0	0.80	1.95	32.79	0.47	151.66	-0.01	NM	33.16
PFED	Park Bancorp Inc.	0	0.72	2.34	38.71	0.84	27.96	0.02	NM	31.10
PSFC	Peoples-Sidney Financial Corp.	0	0.67	4.29	91.78	0.67	51.37	0.00	NM	36.34
UCBC	Union Community Bancorp	0	0.60	3.74	68.18	0.43	221.55	0.13	18.34	30.54
	Average	0	0.55	2.66	61.72	0.65	169.15	0.13	125.88	32.30
	Median	0	0.60	2.56	47.53	0.64	106.26	0.11	62.16	32.34
	High	0	0.80	4.29	151.28	0.99	661.25	0.40	480.77	36.34
	Low	0	0.25	1.30	32.79	0.43	27.96	-0.01	18.34	27.44
ALL THRIFTS (221)	Average	57.06	0.44	1.98	51.71	0.90	212.23	0.15	153.24	31.82
MIDWEST THRIFTS (93)	Average	0.84	0.52	2.18	75.90	0.89	126.77	0.22	161.43	28.43
NEBRASKA THRIFTS (2)	Average	0.00	0.38	1.31	48.10	1.07	152.16	0.18	170.68	37.30

EXHIBIT 49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION

Equitable Federal Savings Bank/Equitable Financial Corp.
Stock Prices as of June 22, 2005

Valuation assumptions:

	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		31.90	21.65	18.08	18.96	16.45
Post conv. price to book value	P/B		68.35%	108.60%	108.17%	142.82%	131.63%
Post conv. price to assets	P/A		14.93%	11.56%	11.55%	13.96%	13.07%
Post conv. price to core earnings	P/CE		31.90	22.59	18.32	21.46	17.22
Pre conversion earnings ($)	Y	$	412,313	For the twelve months ended March 31, 2005			
Pre conversion book value ($)	B	$	14,173,000	At March 31, 2005			
Pre conversion assets ($)	A	$	145,171,000	At March 31, 2005			
Pre conversion core earnings ($)	CY	$	412,313	For the twelve months ended March 31, 2005			
Conversion expense (%)	X		3.10%				
Fixed asset allocation (%)	FA		0.00%				
ESOP stock purchase (%)	E		3.92%				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		15				
RRP amount (%)	M		1.96%				
RRP term (yrs.)	N		5				
Tax rate (%)	TAX		34.00%				
Investment rate of return, net (%)	R		2.15%				
Investment rate of return, pretax (%)			3.25%				
Foundation (%)	FDN		1.90%				
Tax benefit ($)	BEN	$	161,500				

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E*Y}{1-P/E*((1-X-E-M-FDN-FA)*R-(1-TAX)*E/T-(1-TAX)*MN))}$ = $ 24,920,402

2. P/B method: Value = $\frac{P/B*(B+BEN)}{1-P/B*(1-X-E-M-FDN)}$ = $ 25,072,807

3. P/A method: Value = $\frac{P/A*A}{1-P/A*(1-X-E-M-FDN)}$ = $ 25,007,170

VALUATION CORRELATION AND CONCLUSIONS:

	Shares Issued to Public and MHC	Price Per Share	Total Value Net of Foundation	Shares Issued to Foundation	Total Number of Shares Issued	TOTAL VALUE
Appraised value - midrange	**2,452,500**	**$10.00**	**$24,525,000**	**47,500**	**2,500,000**	**$25,000,000**
Minimum - 85% of midrange	2,084,625	$10.00	$20,846,250	40,375	2,125,000	$21,250,000
Maximum - 115% of midrange	2,820,375	$10.00	$28,203,750	54,625	2,875,000	$28,750,000
Superrange - 115% of maximum	3,243,431	$10.00	$32,434,313	62,819	3,306,250	$33,062,500

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of June 22, 2005

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	CORE ROAA (%)	CORE ROAE (%)
EQUITABLE FINANCIAL CORP.															
Value - midpoint	**25.00**	**10.00**	**0.32**	**14.84**	**31.90**	**68.35**	**14.93**	**69.14**	**31.90**	**0.00**	**0.00**	**0.00**	**22.09**	**0.48**	**2.17**
Minimum of range	21.25	10.00	0.35	15.79	29.32	64.10	12.92	64.91	29.32	0.00	0.00	0.00	20.41	0.45	2.21
Maximum of range	28.75	10.00	0.30	14.13	34.22	71.73	16.77	72.48	34.22	0.00	0.00	0.00	23.70	0.50	2.13
Superrange maximum	33.06	10.00	0.28	13.52	36.48	75.03	18.84	75.75	36.48	0.00	0.00	0.00	25.47	0.53	2.09
ALL THRIFTS (221)															
Average	575.15	53.48	1.15	15.28	18.96	142.82	13.96	158.39	21.46	0.44	1.99	52.00	8.09	1.00	12.18
Median	48.72	18.70	1.05	13.91	16.45	131.63	13.07	142.70	17.22	0.39	2.04	38.71	8.99	0.75	7.53
NEBRASKA THRIFTS (2)															
Average	885.26	30.18	0.79	17.54	17.73	172.08	14.28	217.14	20.65	0.38	1.31	48.10	7.79	0.59	8.14
Median	885.26	30.18	0.79	17.54	17.73	172.08	14.28	217.14	20.65	0.38	1.31	48.10	8.30	0.72	8.41
COMPARABLE GROUP (10)															
Average	20.89	20.53	1.09	18.74	21.65	108.60	11.56	111.03	22.59	0.55	2.66	61.72	10.65	0.57	5.41
Median	17.67	16.64	0.84	16.39	18.08	108.17	11.55	111.47	18.32	0.60	2.56	47.53	10.47	0.59	5.66
COMPARABLE GROUP															
AMFC AMB Financial Corp.	13.10	13.45	0.75	13.69	17.93	98.25	8.18	98.25	17.93	0.25	2.08	33.33	8.32	0.49	5.74
CIBI Community Investors Bancorp	14.77	14.00	0.82	12.32	17.07	113.62	12.04	113.62	17.35	0.36	2.57	43.90	10.60	0.74	6.77
FFDF FFD Financial Corp.	20.50	17.25	0.67	14.34	25.75	120.30	14.67	120.30	25.75	0.44	2.55	64.93	12.20	0.57	4.65
FBEI First Bancorp of Indiana Inc.	31.70	19.76	0.39	18.19	50.67	108.60	11.20	116.45	50.67	0.59	3.04	151.28	10.31	0.21	1.95
HCFC Home City Financial Corp.	13.37	16.00	0.86	15.42	18.60	103.76	8.68	105.99	18.71	0.44	2.75	51.16	8.37	0.45	5.61
LXMO Lexington B&L Financial Corp.	14.31	23.00	1.46	22.31	15.75	103.09	10.66	109.31	15.76	0.60	1.30	41.10	10.34	0.67	6.54
MCPH Midland Capital Holdings Corp.	15.28	41.00	2.44	32.89	16.80	124.66	10.83	124.66	16.80	0.80	1.95	32.79	8.69	0.61	7.61
PFED Park Bancorp Inc.	34.69	30.80	1.86	28.59	16.56	107.73	12.68	107.73	26.37	0.72	2.34	38.71	11.77	0.51	4.45
PSFC Peoples-Sidney Financial Corp.	20.06	14.00	0.73	12.32	19.18	113.63	14.74	113.63	19.18	0.67	4.29	91.78	12.97	0.74	5.71
UCBC Union Community Bancorp	31.08	16.03	0.88	17.36	18.22	92.34	11.89	100.37	17.41	0.60	3.74	68.18	12.88	0.66	5.03

EXHIBIT 51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Equitable Federal Savings Bank/Equitable Financial Corp.
At the MINIMUM of the Range

1. Gross Conversion Proceeds

Minimum market value [1]	$	9,158,750
Less: Estimated conversion expenses		755,000
Net conversion proceeds	$	8,403,750

2. Generation of Additional Income

Net conversion proceeds	$	8,403,750
Less: Proceeds not invested [2]		833,000
Total conversion proceeds invested	$	7,570,750
Investment rate		2.15%
Earnings increase - return on proceeds invested	$	162,393
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		36,652
Less: RRP expense, net of taxes		54,978
Net earnings increase	$	70,763

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/05	$	412,313	412,313
Net earnings increase		70,763	70,763
After conversion	$	483,076	483,076

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/05	$	14,173,000	13,758,383
Net cash conversion proceeds [4]		7,291,525	7,291,525
After conversion	$	21,464,525	21,049,908

5. Comparative Net Assets

Before conversion - 03/31/05	$	145,171,000
Conversion proceeds [5]		7,154,250
After conversion	$	152,325,250

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 52

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Equitable Federal Savings Bank/Equitable Financial Corp.
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint market value [1]	$	10,775,000
Less: Estimated conversion expenses		774,000
Net conversion proceeds	$	10,001,000

2. Generation of Additional Income

Net conversion proceeds	$	10,001,000
Less: Proceeds not invested [2]		980,000
Total conversion proceeds invested	$	9,021,000
Investment rate		2.15%
Earnings increase - return on proceeds invested	$	193,500
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		43,120
Less: RRP expense, net of taxes		64,680
Net earnings increase	$	85,700

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/05	$	412,313	412,313
Net earnings increase		85,700	85,700
After conversion	$	498,013	498,013

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/05	$	14,173,000	13,758,383
Conversion proceeds [4]		8,692,500	8,692,500
After conversion	$	22,865,500	22,450,883

5. Comparative Net Assets

Before conversion - 03/31/05	$	145,171,000
Conversion proceeds [5]		8,531,000
After conversion	$	153,702,000

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 53

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Equitable Federal Savings Bank/Equitable Financial Corp.
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum market value [1]	$	12,391,250
Less: Estimated conversion expenses		792,000
Net conversion proceeds	$	11,599,250

2. Generation of Additional Income

Net conversion proceeds	$	11,599,250
Less: Proceeds not invested [2]		1,127,000
Total conversion proceeds invested	$	10,472,250
Investment rate		2.15%
Earnings increase - return on proceeds invested	$	224,630
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		49,588
Less: RRP expense, net of taxes		74,382
Net earnings increase	$	100,660

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/05	$	412,313	412,313
Net earnings increase		100,660	100,660
After conversion	$	512,973	512,973

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/05	$	14,173,000	13,758,383
Conversion proceeds [4]		10,094,475	10,094,475
After conversion	$	24,267,475	23,852,858

5. Comparative Net Assets

Before conversion - 03/31/05	$	145,171,000
Conversion proceeds [5]		9,908,750
After conversion	$	155,079,750

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 54

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Equitable Federal Savings Bank/Equitable Financial Corp.
At the SUPERRANGE Maximum

1. Gross Conversion Proceeds

Superrange market value [1]	$	14,249,938
Less: Estimated conversion expenses		813,000
Net conversion proceeds	$	13,436,938

2. Generation of Additional Income

Net conversion proceeds	$	13,436,938
Less: Proceeds not invested [2]		1,296,050
Total conversion proceeds invested	$	12,140,888
Investment rate		2.15%
Earnings increase - return on proceeds invested	$	260,422
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		57,026
Less: RRP expense, net of taxes		85,539
Net earnings increase	$	117,857

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/05	$	412,313	412,313
Net earnings increase		117,857	117,857
After conversion	$	530,170	530,170

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/05	$	14,173,000	13,758,383
Conversion proceeds [4]		11,706,446	11,706,446
After conversion	$	25,879,446	25,464,829

5. Comparative Net Assets

Before conversion - 03/31/05	$	145,171,000
Conversion proceeds [5]		11,492,863
After conversion	$	156,663,863

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Equitable Federal	Premium or (discount) from comparable group. Average	Median
Midpoint:			
Price/earnings	31.90 x	47.31%	76.47%
Price/book value	68.35 %	(37.06)%	(36.81)%
Price/assets	14.93 %	29.21%	29.35%
Price/tangible book value	69.14 %	(37.73)%	(37.97)%
Price/core earnings	31.90 x	41.18%	74.11%
Minimum of range:			
Price/earnings	29.32 x	35.39%	62.20%
Price/book value	64.10 %	(40.98)%	(40.74)%
Price/assets	12.92 %	11.83%	11.95%
Price/tangible book value	64.91 %	(41.54)%	(41.77)%
Price/core earnings	29.32 x	29.76%	60.03%
Maximum of range:			
Price/earnings	34.22 x	58.05%	89.34%
Price/book value	71.73 %	(33.95)%	(33.68)%
Price/assets	16.77 %	45.11%	45.26%
Price/tangible book value	72.48 %	(34.72)%	(34.97)%
Price/core earnings	34.22 x	51.48%	86.81%
Super maximum of range:			
Price/earnings	36.48 x	68.47%	101.82%
Price/book value	75.03 %	(30.91)%	(30.63)%
Price/assets	18.84 %	63.03%	63.20%
Price/tangible book value	75.75 %	(31.78)%	(32.05)%
Price/core earnings	36.48 x	61.46%	99.13%

ALPHABETICAL
EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, KELLER & COMPANY has provided a wide range of consulting services to over 150 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in twenty-four states and Washington D.C., extending from Oregon to Massachusetts. KELLER & COMPANY, INC. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. KELLER & COMPANY, INC. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

KELLER & COMPANY, INC. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. KELLER & COMPANY, INC. is on-line for financial data and ratios for every bank and thrift in the U.S. Our data base is SNL Financial. KELLER & COMPANY is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over twenty-four years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of KELLER & COMPANY to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, KELLER & COMPANY has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over twenty-four years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from Wooster College with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over twenty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

July 12, 2005
Date

Conversion Appraiser
Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Equitable Federal Savings Bank, in the amount of $25,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.



MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 12th day of July 2005.



NOTARY PUBLIC


NOTARIAL SEAL
STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/2007